FILE No. 82-3437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

05012921

RECEIVED
2005 NOV 29 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, October 12, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

PROCESSED
NOV 30 2005
THOMSON FINANCIAL

SUPPL

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the letter dated September 26, 2005 addressed to **Superintendencia de Valores**, announcing to the transfer with occasion of Excisión by 6,634 shares of the Corporation, in favor of Inversiones La Rita S.A..

2. Spanish and English version of the communication dated September 27, 2005 addressed to **Superintendencia de Valores**, presenting the Market the letter the Citigroup Global Markets Inc.

3. Spanish and English version of the communication dated September 28, 2005 addressed to **Superintendencia de Valores**, announcing the approval of the fusion.

4. Spanish and English version of the letter dated September 28, 2005, addressed to **The Bank of New York Company, Inc**, announcing the approval of Merging Agreement between Corporacion Financiera del Valle S.A. and Corporación Financiera Colombiana S.A.

dlw 11/30

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

CORPORACION FINANCIERA DEL VALLE S.A.
NIT. 890.300.653-6

5. Spanish and English version of the letter dated September 28, 2005, addressed to **Fiducolombia Sociedad Fiduciaria S.A.**, announcing the approval of Merging Agreement between Corporacion Financiera del Valle S.A. and Corporación Financiera Colombiana S.A.

6. Spanish and English version of the communication dated September 29, 2005 addressed to **Superintendencia de Valores**, informing the radication into the document of fusion in the Superintendencia Bancaria.

7. Spanish and English version of the letter dated September 30, 2005 to the **Superintendencia de Valores and Bolsa de Valores de Colombia**, remitting a copy of the **Acta No. 060** corresponding to the General Extraordinary Assembly Meeting of Common Stockholders to be held on September 28, 2005, and **Acta No. 016** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders to be held on September 28, 2005.

8. Spanish and English version of the **Acta 060** and **Acta 016** of the General Extraordinary Assembly Meeting of Common Stockholders of the Corporation and General Assembly Meeting of Non-Voting Preferred Stock Holders.

9. Spanish and English version of the communication dated October 11, 2005 addressed to **Superintendencia de Valores**, information about utilities generated by the sale of Prodesal.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

FILE No. 823437

Cali, October 12, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the letter dated September 26, 2005 addressed to **Superintendencia de Valores**, announcing to the transfer with occasion of Excisión by 6,634 shares of the Corporation, in favor of Inversiones La Rita S.A..

2. Spanish and English version of the communication dated September 27, 2005 addressed to **Superintendencia de Valores**, presenting the Market the letter the Citigroup Global Markets Inc.

3. Spanish and English version of the communication dated September 28, 2005 addressed to **Superintendencia de Valores**, announcing the approval of the fusion.

4. Spanish and English version of the letter dated September 28, 2005, addressed to **The Bank of New York Company, Inc**, announcing the approval of Merging Agreement between Corporacion Financiera del Valle S.A. and Corporación Financiera Colombiana S.A.

5. Spanish and English version of the letter dated September 28, 2005, addressed to **Fiducolombia Sociedad Fiduciaria S.A.**, announcing the approval of Merging Agreement between Corporacion Financiera del Valle S.A. and Corporación Financiera Colombiana S.A.

6. Spanish and English version of the communication dated September 29, 2005 addressed to **Superintendencia de Valores**, informing the radication into the document of fusion in the Superintendencia Bancaria.

7. Spanish and English version of the letter dated September 30, 2005 to the **Superintendencia de Valores and Bolsa de Valores de Colombia**, remitting a copy of the **Acta No. 060** corresponding to the General Extraordinary Assembly Meeting of Common Stockholders to be held on September 28, 2005, and **Acta No. 016** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders to be held on September 28, 2005.

8. Spanish and English version of the **Acta 060** and **Acta 016** of the General Extraordinary Assembly Meeting of Common Stockholders of the Corporation and General Assembly Meeting of Non-Voting Preferred Stock Holders.

9. Spanish and English version of the communication dated October 11, 2005 addressed to **Superintendencia de Valores**, information about utilities generated by the sale of Prodesal.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

RECEIVED
2005 NOV 29 P 12: 37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 1

Spanish and English version of the letter dated September 26, 2005 addressed to **Superintendencia de Valores**, announcing to the transfer with occasion of Excisión by 6,634 shares of the Corporation, in favor of Inversiones La Rita S.A..

FILE No. 823437

Cali, September 26, 2005

Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá

Reference:	002 011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud - Presentación
		Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A the transfer with occasion of Excision by 6.634 shares of the Corporation, in favor of Inversiones La Rita S.A..

The above stocks belonged to the Manuelita S.A.

The previous record was accomplished taking into account the shareholder's communication letter, copy of the public deed, Statutory Auditor's certificate, certificate of existence and legal representation of Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of 1998 duly formalized.

Sincerely,

Harold Abadia Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 26 de septiembre de 2.005.

Superintendencia de Valores

No.Radicación : 20059-1386
Fecha : 28/09/2005 15:55
Trámite : 202 REPORTE DE ENAJENACION DE A
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 SA

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de Escisión por 6.634 acciones de la Corporación, a favor de Inversiones La Rita S.A.

Las acciones eran de propiedad de Manuelita S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, Copia de la Escritura Publica de Escisión, Certificado del Revisor Fiscal, Certificado de Existencia y Representación Legal de la Cámara de Comercio de Palmira y los Títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

Licinio Gálvez Marín

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE ... CORRESPONDE AL
ORIGINAL DEL ... QUE HE TENIDO
A LA VISTA PARA ... ON.
CALI, ...
NOTARIO ...

FAVOR DEVOLVER ESTA
COPIA FIRMADA

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 6.634 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0,01% Ordinarias 0,01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($15.638,19)

MONTO TOTAL TRASPASO: ($103.743.767,20)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Manuelita S.A.	891.300.241-9	6.634	0,01	0	0,00	Inversiones la Rita S.A.	900.015.502-6	0	0,00	6.634	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Escisión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- Copia de la Escritura Pública de Escisición No. 0841 de la Notaria Tercera de Palmira
- Certificación Expedida por el Revisor Fiscal
- Certificado de existencia y representación legal de la Camara de Comercio de Palmira
- Titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

RIDER 2

Spanish and English version of the communication dated September 27, 2005 addressed to **Superintendencia de Valores**, presenting the Market the letter the Citigroup Global Markets Inc.

Información eventual

Su trámite ha sido radicado con el número: **I2005090363**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
27/09/2005	14:54:14	I2005090363	050927 - Aclaracion Relacion de Intercambio.pdf

Ingresar otro | Imprimir | Salir

superval@supervalores.gov.co
Ultima actualización : 14 de febrero de 2005

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE [illegible] CORRESPONDE AL ORIGINAL DEL [illegible] HE TENIDO A LA VISTA [illegible]
CALI, [illegible]
HERMANN ALVAREZ [illegible]
NOTARIO [illegible]

The Corporation is hereby notifying the market about the CITIGROUP GLOBAL MARKETS INC letter, specifying the exchange relationship resulting from the assessment study of Corfivalle and Corficolombiana, dated August 5, which was published as eventual information.

Información eventual

Nombre de entidad	**CORPORACION FINANCIERA DEL VALLE S.A.**
Tema	**Fusión**
Fecha de recepción :	27/09/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

```
La Corporación da a conocer al mercado la carta
del CITIGROUP GLOBAL MARKETS INC que precisa la
relación de intercambio resultante del estudio de
valoración de Corfivalle y Corficolombiana de
fecha 5 de agosto, que fue publicada como
```

Anexo :|||||||||||| [Examinar...]

* Campos Obligatorios

[Aceptar] [Borrar] [Volver] [Salir]

superval@supervalores.gov.co

Última actualización : 15 de febrero de 2005

COMO NOTARIO [illegible] ENCARGADO DEL CIRCULO DE CALI

CERTIFICO

QUE LA PRESENTE [illegible] CORRESPONDE AL ORIGINAL DEL [illegible] HE TENIDO A LA VISTA PARA [illegible]ON.

CALI [illegible]

NOTARIO [illegible]

September, 27, 2005

Pedro Nel Ospina Santa María
President
Corporación Financiera Colombiana
Carrera 13 No. 26-45 Piso 8
Bogotá, Colombia

Alejandro Zaccour Urdinola
President
Corporación Financiera del Valle
Calle 10 No. 4-47, Piso 23
Cali, Colombia

Dear Sirs:

In our assessment report, we stated that the exchange relationship between Corfivalle and Corficolombiana shares, in case Corfivalle is the purchasing company, is 0.0540 shares of Corfivalle per one share of Corficolombiana. In order to avoid any doubts, we clarify that the exact exchange relationship is 0.0540267585 shares of Corfivalle per one share of Corficolombiana.

Sincerely,

Samuel R. Coleman
Citigroup Global Markets

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE [illegible] CORRESPONDE AL
ORIGINAL DEL [illegible] HE TENIDO A
LA VISTA [illegible]
CALI, [illegible]
[illegible]
NOTARIO [illegible]

citigroup

Samuel R. Coleman
Managing Director
Global Financial Institutions
Investment Banking
samuel.r.coleman@citigroup.com

27 de septiembre de 2005

Sr.
Pedro Nel Ospina Santa María
Presidente
Corporación Financiera Colombiana
Carrera 13 No. 26 – 45 Piso 8
Bogotá, Colombia

Sr.
Alejandro Zaccour Urdinola
Presidente
Corporación Financiera del Valle
Calle 10 No. 4 – 47, Piso 23
Cali, Colombia

Respetados Señores:

En nuestro informe de valoración, expresamos que la relación de intercambio entre las acciones de Corfivalle y Corficolombiana en el caso en que Corfivalle fuera la compañía adquiriente es de 0.0540 acciones de Corfivalle por cada acción de Corficolombiana. Para evitar cualquier duda, aclaramos que la relación de intercambio exacta es de 0.0540267585 acciones de Corfivalle por cada acción de Corficolombiana.

Cordial Saludo,

Samuel R. Coleman
Citigroup Global Markets

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE [illegible] CORRESPONDE AL ORIGINAL DEL [illegible] ME TENIDO A LA VISTA PARA [illegible]
CALI, 18 [illegible]

RIDER 3

Spanish and English version of the communication dated September 28, 2005 addressed to **Superintendencia de Valores**, announcing the approval of the fusion.

Información eventual

Su trámite ha sido radicado con el número: **I2005090413**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
28/09/2005	20:54:34	I2005090413	CFVInfoEventual.pdf

Ingresar otro | Imprimir | Salir

superval@supervalores.gov.co
Última actualización : 14 de febrero de 2005

The Shareholders Extraordinary General Meeting held today approved the merging of Corfivalle (absorbing entity) with Corficolombiana (absorbed entity).

Información eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema **Asambleas Extraordinarias**

Fecha de recepción : 28/09/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

La Asamblea Extraordinaria de Accionistas celebrada el día de hoy aprobó la fusión de Corfivalle (entidad absorbente) con Corficolombiana (entidad absorbida).

Anexo : Examinar...

* Campos Obligatorios

Aceptar Borrar Volver Salir

Eventual Information

Corporación Financiera del Valle S.A. is hereby advising, under the terms of article 1.1.3.4 Resolution 400, 1995, issued by the Board of Superintendencia de Valores, that the Shareholders General Assembly Meeting of Corporacion Financiera del Valle S.A. in its extraordinary meeting of September 28, 2005, approved the following items:

(i) **Financial statements**. The Financial Statements as of May 31, 2005, along with their notes and the Staturory Auditor´s opinion, that were used as supporting documents for the merging with Corporacion Financiera Colombiana S.A.

(ii) **Merging agreement**. The merging between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. under the terms of the merging agreement signed by both parties.

(iii) **By-Laws Modifications**. The modification of articles 1 (Business Name and Head Office) and 6 (authorized capital) of the By-Laws, whose texts are written below:

Article 1o.: CORPORACION FINANCIERA COLOMBIANA S.A. being able to use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A. whose registered office is in the city of Bogota D.C., is a loan and investment institution whose main purpose is to obtain term deposits in order to make active loan operations and investments, in order to encourage or promote the creation, reorganization, merging, transformation and expansion of companies, in the sectors that establish the regulations governing its activity, and organized pursuant to the regulations provided by Law 45, 1923, Decree 2041, 1987, the Financial System Organic By-Laws (Decree 663, 1993) and other modifying, repealing and substituting regulations. The registered office can be changed as disposed by the Shareholders General Assembly Meeting and branch offices or agencies may be established throughout the national territory or abroad as disposed by the Board of Directors

ARTICLE 6o. CAPITAL. The authorized capital of Corporacion Financiera del Valle S.A. is one thousand six hundred million Colombian pesos (Col.Ps 1.600.000.000.oo), divided into one hundred sixty million (160.000.000) shares with a par value of ten Colombian pesos (Col.Ps 10.oo) each. PARAGRAPH. The authorized capital shall be divided into Common Shares and Non-Voting Preferred Dividend Shares.

(iv) **Issuance of Common Shares**. To authorize the issuance of 60.275.563 common shares, with a par value of ten Colombian pesos (Col.Ps 10.oo) each, in favor of the Shareholders of Corporacion Financiera Colombiana S.A. in order to meet the

exchanging of required shares as a result of the previously approved merging, and in agreement with the exchange relationship approved in the merging agreement.

(v) **Authorization to the Legal Representative**. To authorize the Legal Representative to make all the necessary acts and obtain the authorizations to execute the merging; and carry out all the required proceedings whatsoever, with full powers, to perform and register such merging, and issue the required number of shares and perform any other required act.

Alejandro Zaccour Urdinola
President

September 28, 2005

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Información eventual

La Corporación Financiera del Valle S.A. se permite informar, en los términos del artículo 1.1.3.4 de la Resolución 400 de 1995, expedida por la Sala General de la Superintendencia de Valores, que la Asamblea General de Accionistas de la Corporación Financiera del Valle S.A., en su sesión extraordinaria del día de hoy, 28 de septiembre de 2005, aprobó los siguientes asuntos:

(i) **Estados Financieros.** Los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal, que sirvieron de base para la fusión con la Corporación Financiera del Colombiana S.A.

(ii) **Compromiso de fusión.** La Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. en los términos del compromiso de fusión suscrito por ambas entidades.

(iii) **Reformas estatuarias.** La reforma de los artículos 1° (Razón social y domicilio) y 6° (capital autorizado) de los Estatutos Sociales, cuyos textos se transcriben a continuación:

> *"Articulo 1º.: La CORPORACION FINANCIERA COLOMBIANA S.A., pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., que tiene su domicilio principal en la ciudad de Bogotá D.C., es un establecimiento de crédito e inversión que tiene por función principal la captación de recursos a término, a través de depósitos o de instrumentos de deuda a plazo, con el fin de realizar operaciones activas de crédito y efectuar inversiones, con el objeto primordial de fomentar o promover la creación, reorganización, fusión, transformación y expansión de empresas, en los sectores que establezcan las normas que regulan su actividad, organizado de conformidad con las normas establecidas por la Ley 45 de 1923, el Decreto 2041 de 1987, el Estatuto Orgánico del Sistema Financiero (Decreto 663 de 1993) y demás normas que las modifiquen, deroguen o sustituyan. Por voluntad de la Asamblea General de Accionistas la Corporación puede cambiar su domicilio social y por voluntad de la Junta Directiva puede establecer sucursales o agencias dentro del territorio nacional o fuera de él."*

> *"ARTICULO 6º. CAPITAL. El Capital autorizado de la Corporación Financiera del Valle S.A., es de mil seiscientos Millones de Pesos ($1.600.000.000.oo) moneda legal colombiana, dividido en ciento sesenta Millones (160.000.000) de acciones de valor nominal de diez*

CERTIFICO

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A. 6502 CALI - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3858 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLIN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

pesos moneda legal colombiana ($10.oo), cada una. PARAGRAFO: El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto."

(iv) **Emisión de acciones ordinarias.** Autorizar la emisión de 60.275.563 acciones ordinarias, con valor nominal de diez pesos ($10) cada una, a favor de los Accionistas de la Corporación Financiera Colombiana S.A. para atender el intercambio de acciones que sea necesario como consecuencia de la fusión anteriormente aprobada, según la relación de intercambio aprobada en el compromiso de fusión.

(v) **Autorización al Representante Legal**. Autorizar al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

Alejandro Zaccour Urdinola
Presidente

Septiembre 28 de 2005.

RIDER 4

Spanish and English version of the letter dated September 28, 2005, addressed to **The Bank of New York Company, Inc,** announcing the approval of Merging Agreement between Corporacion Financiera del Valle S.A. and Corporación Financiera Colombiana S.A.

Cali, September 28, 2005

Perry Palma Gil
Assistant Treasurer
The Bank of New Cork
101 Barclay St. – 22W
New York, NY 10286

Ref. Approval of Merging Agreement between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A.

Dear Mr. Palma:

In reference to the terms of the Deposit Agreement made between Corporacion Financiera del Valle S.A. and the Bank of New York, and in order to advise the market, we are hereby notifying that the Shareholders General Assembly Meeting of Corporacion Financiera del Valle S.A. on its extraordinary meeting held on September 28th, 2005 approved the following topics:

i. Financial Statements. The Financial Statements as of May 31, 2005, along with its notes and the Statutory Auditor´s opinion, that were the support for the merging with Corporacion Financiera Colombiana S.A.

ii. Merging Agreement. The merging between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. under the terms of the agreement made by both entities.

iii. By-laws modifications. The modification of articles 1 (Business name and domicile) and 6 (authorized capital) of the Charter, whose texts are transcribed below:

"Article One: CORPORACION FINANCIERA COLOMBIANA S.A., that uses its abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with registered office in the city of Bogota D.C., is a loan and investment institution whose main activity is to obtain term deposits, in order to make active loan operations and make investments with the basic purpose of encouraging or promoting creation, reorganization, merging, transformation and expansion of companies, in the sectors that establish the regulations governing its activity, and organized pursuant to the standards provided by Law 45 1923, Decree 2041, 1987, the Financial System Organic Bylaws (Decree 663, 1993) and other modifying revoking or substituting regulations. As disposed by the General Assembly Meeting of the Corporation, it can change its headquarters and as disposed by the Board

of Directors, it may establish branch offices or agencies within the national territory or abroad."

"Article six. CAPITAL. The authorized Capital of Corporacion Financiera del Valle S.A., is One Thousand Six Hundred Million Pesos (Col.Ps 1,600,000,000.oo), legal Colombian currency, divided into one hundred sixty million (160,000,000) shares with a par value of ten (Col.Ps 10) Colombian pesos each. PARAGRAPH. The authorized capital is divided into Common Shares and Non-Voting Preferred Dividend Shares."

iv. Issuance of common shares. To authorize the issuance of 60,275,563 common shares, with a par value of ten (Col.Ps 10) Colombian pesos each, on account of the Shareholders of Corporacion Financiera Colombiana S.A., in order to meet the exchanging of shares that may be required as a result of the previously approved merging, and in agreement with the exchanging relationship approved on the merging agreement.

v. Authorization of the Legal Representative. To authorize the Legal Representative to make all the necessary acts and obtain the required authorizations to perform the merging, and make all the required proceedings, with full powers, in order to execute and register such merging, issue the shares and other required acts.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, September 28, 2005

Perry Palma Gil
Assistant Treasurer
The Bank of New Cork
101 Barclay St. – 22W
New York, NY 10286

Ref. Approval of Merging Agreement between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A.

Dear Mr. Palma:

In reference to the terms of the Deposit Agreement made between Corporacion Financiera del Valle S.A. and the Bank of New York, and in order to advise the market, we are hereby notifying that the Shareholders General Assembly Meeting of Corporacion Financiera del Valle S.A. on its extraordinary meeting held on September 28th, 2005 approved the following topics:

i. Financial Statements. The Financial Statements as of May 31, 2005, along with its notes and the Statutory Auditor's opinion, that were the support for the merging with Corporacion Financiera Colombiana S.A.

ii. Merging Agreement. The merging between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. under the terms of the agreement made by both entities.

iii. By-laws modifications. The modification of articles 1 (Business name and domicile) and 6 (authorized capital) of the Charter, whose texts are transcribed below:

"Article One: CORPORACION FINANCIERA COLOMBIANA S.A., that uses its abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with registered office in the city of Bogota D.C., is a loan and investment institution whose main activity is to obtain term deposits, in order to make active loan operations and make investments with the basic purpose of encouraging or promoting creation, reorganization, merging, transformation and expansion of companies, in the sectors that establish the regulations governing its activity, and organized pursuant to the standards provided by Law 45 1923, Decree 2041, 1987, the Financial System Organic Bylaws (Decree 663, 1993) and other modifying revoking or substituting regulations. As disposed by the General Assembly Meeting of the

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

Corporation, it can change its headquarters and as disposed by the Board of Directors, it may establish branch offices or agencies within the national territory or abroad."

"Article six. CAPITAL. The authorized Capital of Corporacion Financiera del Valle S.A., is One Thousand Six Hundred Million Pesos (Col.Ps 1,600,000,000.oo), legal Colombian currency, divided into one hundred sixty million (160,000,000) shares with a par value of ten (Col.Ps 10) Colombian pesos each. PARAGRAPH. The authorized capital is divided into Common Shares and Non-Voting Preferred Dividend Shares."

iv. Issuance of common shares. To authorize the issuance of 60,275,563 common shares, with a par value of ten (Col.Ps 10) Colombian pesos each, on account of the Shareholders of Corporacion Financiera Colombiana S.A., in order to meet the exchanging of shares that may be required as a result of the previously approved merging, and in agreement with the exchanging relationship approved on the merging agreement.

v. Authorization of the Legal Representative. To authorize the Legal Representative to make all the necessary acts and obtain the required authorizations to perform the merging, and make all the required proceedings, with full powers, in order to execute and register such merging, issue the shares and other required acts.

Sincerely,

Oscar Campo Saavedra
General Secretary

CORPORACION FINANCIERA DEL VALLE S.A.
NIT. 890.300.653-6

Cali, 28 septiembre 28 de 2005

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI CERTIFICO QUE LA PRESENTE ... CORRESPONDE AL ORIGINAL DEL ... QUE HE TENIDO A LA VISTA PARA ... CALI, ... NOTARIO ...

Señor
Perry Palma Gil
Assistant Treasurer
The Bank of New York
101 Barclay St. – 22W
New York, NY 10286

Asunto: Aprobación de compromiso de Fusión entre la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A.

Apreciado señor Palma:

En atención a los términos del *Deposit Agreement* celebrado entre la Corporación Financiera del Valle S.A. y el Bank of New York y con el propósito de que el mercado sea informado, nos permitimos comunicarle que la Asamblea General de Accionistas de la Corporación Financiera del Valle S.A., en su sesión extraordinaria del día de hoy, 28 de septiembre de 2005, aprobó los siguientes asuntos:

(i) **Estados Financieros.** Los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal, que sirvieron de base para la fusión con la Corporación Financiera del Colombiana S.A.

(ii) **Compromiso de fusión.** La Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. en los términos del compromiso de fusión suscrito por ambas entidades.

(iii) **Reformas estatuarias.** La reforma de los artículos 1º (Razón social y domicilio) y 6º (capital autorizado) de los Estatutos Sociales, cuyos textos se transcriben a continuación:

"Articulo 1º.: La CORPORACION FINANCIERA COLOMBIANA S.A., pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., que tiene su domicilio principal en la ciudad de Bogotá D.C., es un establecimiento de crédito e inversión que tiene por función principal la

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

captación de recursos a término, a través de depósitos o de instrumentos de deuda a plazo, con el fin de realizar operaciones activas de crédito y efectuar inversiones, con el objeto primordial de fomentar o promover la creación, reorganización, fusión, transformación y expansión de empresas, en los sectores que establezcan las normas que regulan su actividad, organizado de conformidad con las normas establecidas por la Ley 45 de 1923, el Decreto 2041 de 1987, el Estatuto Orgánico del Sistema Financiero (Decreto 663 de 1993) y demás normas que las modifiquen, deroguen o sustituyan. Por voluntad de la Asamblea General de Accionistas la Corporación puede cambiar su domicilio social y por voluntad de la Junta Directiva puede establecer sucursales o agencias dentro del territorio nacional o fuera de él."

"ARTICULO 6º. CAPITAL. El Capital autorizado de la Corporación Financiera del Valle S.A., es de mil seiscientos Millones de Pesos ($1.600.000.000.oo) moneda legal colombiana, dividido en ciento sesenta Millones (160.000.000) de acciones de valor nominal de diez pesos moneda legal colombiana ($10.oo), cada una. PARAGRAFO: El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto."

(iv) **Emisión de acciones ordinarias.** Autorizar la emisión de 60.275.563 acciones ordinarias, con valor nominal de diez pesos ($10) cada una, a favor de los Accionistas de la Corporación Financiera Colombiana S.A. para atender el intercambio de acciones que sea necesario como consecuencia de la fusión anteriormente aprobada, según la relación de intercambio aprobada en el compromiso de fusión.

(v) **Autorización al Representante Legal.** Autorizar al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

Cordialmente,

Oscar Campo Saavedra
Secretario General

RIDER 5

Spanish and English version of the letter dated September 28, 2005, addressed to **Fiducolombia Sociedad Fiduciaria S.A.,** announcing the approval of Merging Agreement between Corporacion Financiera del Valle S.A. and Corporación Financiera Colombiana S.A.

Cali, September 28, 2005

Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dr. Jaime Eduardo Garzón Ávila
Vicepresidente Financiero
Calle 30A No. 6-38, Piso 7
Bogotá, D.C.

Ref. Approval of Merging Agreement between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A.

In reference to the terms of the Deposit Agreement made between Corporacion Financiera del Valle S.A. and the Bank of New York, and in order to advise the market, we are hereby notifying that the Shareholders General Assembly Meeting of Corporacion Financiera del Valle S.A. on its extraordinary meeting held on September 28th, 2005 approved the following topics:

vi. Financial Statements. The Financial Statements as of May 31, 2005, along with its notes and the Statutory Auditor´s opinion, that were the support for the merging with Corporacion Financiera Colombiana S.A.

vii. Merging Agreement. The merging between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. under the terms of the agreement made by both entities.

viii. By-laws modifications. The modification of articles 1 (Business name and domicile) and 6 (authorized capital) of the Charter, whose texts are transcribed below:

"Article One: CORPORACION FINANCIERA COLOMBIANA S.A., that uses its abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with registered office in the city of Bogota D.C., is a loan and investment institution whose main activity is to obtain term deposits, in order to make active loan operations and make investments with the basic purpose of encouraging or promoting creation, reorganization, merging, transformation and expansion of companies, in the sectors that establish the regulations governing its activity, and organized pursuant to the standards provided by Law 45 1923, Decree 2041, 1987, the Financial System Organic Bylaws (Decree 663, 1993) and other modifying revoking or substituting regulations. As disposed by the General Assembly Meeting of the Corporation, it can change its headquarters and as disposed by the Board of Directors, it may establish branch offices or agencies within the national territory or abroad."

"Article six. CAPITAL. The authorized Capital of Corporacion Financiera del Valle S.A., is One Thousand Six Hundred Million Pesos (Col.Ps 1,600,000,000.oo), legal Colombian currency, divided into one hundred sixty million (160,000,000) shares with a par value of ten (Col.Ps 10) Colombian pesos each. PARAGRAPH. The authorized capital is divided into Common Shares and Non-Voting Preferred Dividend Shares."

ix. Issuance of common shares. To authorize the issuance of 60,275,563 common shares, with a par value of ten (Col.Ps 10) Colombian pesos each, on account of the Shareholders of Corporacion Financiera Colombiana S.A., in order to meet the exchanging of shares that may be required as a result of the previously approved merging, and in agreement with the exchanging relationship approved on the merging agreement.

x. Authorization of the Legal Representative. To authorize the Legal Representative to make all the necessary acts and obtain the required authorizations to perform the merging, and make all the required proceedings, with full powers, in order to execute and register such merging, issue the shares and other required acts.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 28 septiembre 28 de 2005

Señores
Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dr. Jaime Eduardo Garzón Ávila
Vicepresidente Financiero
Calle 30A No. 6-38, Piso 7
Bogotá, D.C.

COMO NOTARIO ... ENCARGADO DEL CIRCULO DE CALI CERTIFICO QUE LA PRESENTE ... CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA ... CALI ... HERMANN ALVAREZ NOTARIO ...

Asunto: Aprobación de compromiso de Fusión entre la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A.

En atención a los términos del *Deposit Agreement* celebrado entre la Corporación Financiera del Valle S.A. y Fiducolombia y con el propósito de que el mercado sea informado, nos permitimos comunicarle que la Asamblea General de Accionistas de la Corporación Financiera del Valle S.A., en su sesión extraordinaria del día de hoy, 28 de septiembre de 2005, aprobó los siguientes asuntos:

(i) **Estados Financieros.** Los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal, que sirvieron de base para la fusión con la Corporación Financiera del Colombiana S.A.

(ii) **Compromiso de fusión.** La Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. en los términos del compromiso de fusión suscrito por ambas entidades.

(iii) **Reformas estatuarias.** La reforma de los artículos 1º (Razón social y domicilio) y 6º (capital autorizado) de los Estatutos Sociales, cuyos textos se transcriben a continuación:

> *"Articulo 1º.: La CORPORACION FINANCIERA COLOMBIANA S.A., pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., que tiene su domicilio principal en la ciudad de Bogotá D.C., es un establecimiento de crédito e inversión que tiene por función principal la captación de recursos a término, a través de depósitos o de*

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

instrumentos de deuda a plazo, con el fin de realizar operaciones activas de crédito y efectuar inversiones, con el objeto primordial de fomentar o promover la creación, reorganización, fusión, transformación y expansión de empresas, en los sectores que establezcan las normas que regulan su actividad, organizado de conformidad con las normas establecidas por la Ley 45 de 1923, el Decreto 2041 de 1987, el Estatuto Orgánico del Sistema Financiero (Decreto 663 de 1993) y demás normas que las modifiquen, deroguen o sustituyan. Por voluntad de la Asamblea General de Accionistas la Corporación puede cambiar su domicilio social y por voluntad de la Junta Directiva puede establecer sucursales o agencias dentro del territorio nacional o fuera de él."

"ARTICULO 6º. CAPITAL. El Capital autorizado de la Corporación Financiera del Valle S.A., es de mil seiscientos Millones de Pesos ($1.600.000.000.oo) moneda legal colombiana, dividido en ciento sesenta Millones (160.000.000) de acciones de valor nominal de diez pesos moneda legal colombiana ($10.oo), cada una. PARAGRAFO: El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto."

(iv) **Emisión de acciones ordinarias.** Autorizar la emisión de 60.275.563 acciones ordinarias, con valor nominal de diez pesos ($10) cada una, a favor de los Accionistas de la Corporación Financiera Colombiana S.A. para atender el intercambio de acciones que sea necesario como consecuencia de la fusión anteriormente aprobada, según la relación de intercambio aprobada en el compromiso de fusión.

(v) **Autorización al Representante Legal.** Autorizar al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

Cordialmente,

Oscar Campo Saavedra
Secretario General

RIDER 6

Spanish and English version of the communication dated September 29, 2005 addressed to **Superintendencia de Valores**, informing the radication into the document of fusion in the Superintendencia Bancaria.

The merging agreement under article 56 of the Financial Statement Organic By-Laws, between Corfivalle and Corficolombiana was registered today with the Bank Superintendency.

Información eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema **Fusión**

Fecha de recepción : 29/09/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

El día de hoy se radicó ante la Superintendencia Bancaria el aviso de fusión de que trata el artículo 56 del Estatuto Orgánico del Sistema Financiero, por parte de Corfivalle y Corficolombiana.

Anexo : Examinar...

* Campos Obligatorios

Aceptar Borrar Volver Salir

superval@supervalores.gov.co
Última actualización : 15 de febrero de 2005

Información eventual

Su trámite ha sido radicado con el número: **I2005090467**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
29/09/2005	17:00:15	I2005090467	N/A

Ingresar otro | Imprimir | Salir

superval@supervalores.gov.co
Última actualización : 14 de febrero de 2005

RECEIVED
2005 NOV 29 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIDER 7

Spanish and English version of the letter dated September 30, 2005 to the **Superintendencia de Valores and Bolsa de Valores de Colombia**, remitting a copy of the **Acta No. 060** corresponding to the General Extraordinary Assembly Meeting of Common Stockholders to be held on September 28, 2005, and **Acta No. 016** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders to be held on September 28, 2005.

Cali, September 30, 2005

Clemente del Valle Borraez
Superintendencia de Valores
Santafe de Bogotá

Reference:	002 011 -	Corporación Financiera del Valle S.A.
	025 -	Informes de Asamblea – Entidades Vigiladas
	04 -	Solicitud – Presentación
		Con anexos

We are accompanying the following documents:

- Copy of Minute No. 060 of the Extraordinary General Meeting of Commons Stockholders and General Assembly Meeting of Non-Voting Preferred Stock Holders, to be held on September 28, 2005.

- Copy of Minute No. 016 of the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders, to be held on September 28, 2005.

Sincerely,

Amalia Correa Young
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FAVOR DEVOLVER
ESTA COPIA FIRMADA

CLL 63 # 740-42
A MULTIPLICAR

Cali, 30 de Septiembre de 2005

Superintendencia de Valores

[redacted]

No.Radicación : 200510-32
Fecha : 03/10/2005 16:01
Trámite : 58 INFORMACION EVENTUAL
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 220 Anexos : 2 SA

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Con la presente nos permitimos remitirle los siguientes documentos:

- Copia del Acta No. 060 correspondiente a la reunión de la Asamblea General Extraordinaria de Accionistas Ordinarios y con Dividendo Preferencial y sin Derecho a Voto de la Corporación, efectuada el 28 de Septiembre de 2005.

- Copia del Acta No. 016 correspondiente a la reunión de la Asamblea Extraordinaria de Accionistas con Dividendo Preferencial sin Derecho a Voto de la Corporación efectuada el 28 de Septiembre de 2005.

Atentamente,

Amalia Correa Young
Representante Legal

COMO NOTARIO PUBLICO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE ... CORRESPONDE AL
ORIGINAL DEL ... QUE HE TENIDO A
LA VISTA PARA ... ION.
CALI, ...
HERMANN ALVAREZ ...
NOTARIO ...

Angela M. Gómez

Cali, September 30, 2005

Juan Pablo Córdoba Garcés
President
Bolsa de Valores de Colombia
Bogotá, D.C.

We are accompanying the following documents:

- Copy of Minute No. 060 of the Extraordinary General Meeting of Commons Stockholders and General Assembly Meeting of Non-Voting Preferred Stock Holders, to be held on September 28, 2005.

- Copy of Minute No. 016 of the Extraordinary General Assembly Meeting of Non-Voting Preferred Stock Holders, to be held on September 28, 2005.

Sincerely,

Amalia Correa Young
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FAVOR ... ESTA COPIA FIRMADA
CALI

Cali, 30 de Septiembre de 2005

Doctor
Juan Pablo Córdoba Garcés
Presidente
Bolsa de Valores de Colombia
Bogotá, D.C.

Con la presente nos permitimos remitirle los siguientes documentos:

- Copia del Acta No. 060 correspondiente a la reunión de la Asamblea General Extraordinaria de Accionistas Ordinarios y con Dividendo Preferencial y sin Derecho a Voto de la Corporación, efectuada el 28 de Septiembre de 2005.

- Copia del Acta No. 016 correspondiente a la reunión de la Asamblea Extraordinaria de Accionistas con Dividendo Preferencial sin Derecho a Voto de la Corporación efectuada el 28 de Septiembre de 2005.

Atentamente,

Amalia Correa Young
Representante Legal

Angela M. Gómez

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI CERTIFICO QUE LA PRESENTE ... CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA ...
CALI
... NOTARIO ...

BOLSA DE VALORES DE COLOMBIA CORRESPONDENCIA

07 OCT 2005

RIDER 8

Spanish and English version of the **Acta 060** and **Acta 016** of the General Extraordinary Assembly Meeting of Common Stockholders of the Corporation and General Assembly Meeting of Non-Voting Preferred Stock Holders.

CORPORACION FINANCIERA DEL VALLE S.A.

ACTA No. 060

En la Ciudad de Santiago de Cali, a los veintiocho (28) días del mes de Septiembre del año dos mil cinco (2005), siendo las 3:25 de la tarde, se reunieron en el Gran Salón piso 9º del Hotel Intercontinental de Cali, los Accionistas Ordinarios y los Accionistas Preferenciales y sin Derecho a Voto de la Corporación Financiera del Valle S.A. en Asamblea General Extraordinaria de Accionistas, previa convocatoria realizada en cumplimiento de los ordenamientos del Artículo 31 de los Estatutos Sociales, por medio de aviso publicado en los Diarios El País y La República, ediciones Nos. 19.916 y 17.279 del martes seis (06) de Septiembre de 2005.

El texto del aviso de convocatoria publicado fue el siguiente:

"El Presidente de la
CORPORACION FINANCIERA DEL VALLE S.A.
convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la reunión extraordinaria de la
Asamblea General de Accionistas

Que se realizará el miércoles veintiocho (28) de septiembre de 2.005 a las 3 p.m. en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72 de la ciudad de Cali, Colombia.

El orden del día es el siguiente:

1. Lectura del Orden del Día.
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Consideración y aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal.
5. Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. y ejercicio del derecho de retiro en los términos establecidos en la Ley.
6. Reformas estatutarias: Aumento de capital autorizado y otras reformas.
7. Elección de Junta Directiva.
8. Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

Los Señores Accionistas Ordinarios y Accionistas con Dividendo Preferencial y sin Derecho a Voto que no concurran personalmente a la Asamblea, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, la clase de acciones que representan y el certificado de existencia y representación legal, cuando se trate de personas jurídicas.

Los documentos que ordena la Ley se encontrarán a disposición de los Señores Accionistas en las oficinas de la Secretaría General de la Corporación, ubicadas en la Calle 10 No. 4-47 piso 29, de la ciudad de Cali, Colombia.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 6 de septiembre de 2005"

Además el seis (6) de Septiembre de 2005, fue dirigida la siguiente comunicación a cada uno de los accionistas ordinarios, a la dirección que de ellos aparece registrada en la Corporación:

"Cali, 6 de septiembre de 2005

Señor (a) (es)
«Nombre»
«Direccion»
«Ciudad»

Me permito informarle(s) que la Presidencia de la Corporación ha convocado a Asamblea General Extraordinaria de Accionistas Ordinarios y los Accionistas con Dividendo Preferencial y sin Derecho a Voto para que tenga lugar el 28 de Septiembre próximo a las 3:00 p.m., en el Gran Salón del Hotel Intercontinental, ubicado en la Avenida Colombia No 2-72, piso 9, de la ciudad de Cali, Colombia, a cuyo efecto y en cumplimiento de los ordenamientos de los estatutos sociales se ha publicado el día 6 de septiembre de 2005 en los diarios El País y La República el correspondiente aviso de convocatoria.

El Orden del Día será el siguiente:

1. Lectura del Orden del Día.
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Consideración y aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal.
5. Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. y ejercicio del derecho de retiro en los términos establecidos en la Ley.
6. Reformas estatutarias: Aumento de capital autorizado y otras reformas.
7. Elección de Junta Directiva.
8. Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

A esta Asamblea han sido convocados los Accionistas Ordinarios y los Accionistas con Dividendo Preferencial y sin Derecho a Voto para que ejerzan el derecho a voto que les corresponde en los términos de la Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de acciones.

Se solicita a los Señores Accionistas que no puedan concurrir personalmente a la Asamblea, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del Certificado de Existencia y Representación de quien lo otorga, actualizado.

Atentamente,

ÓSCAR CAMPO SAAVEDRA
Secretario General"

De igual forma, ese mismo día, seis (6) de Septiembre de 2005, también fue dirigida la siguiente comunicación a cada uno de los accionistas Con Dividendo Preferencial y sin Derecho a Voto, a la dirección que de ellos aparece registrada en la Corporación:

"Cali, 6 de septiembre de 2005

Señor (a) (es)
«Nombre»
«Dirección»
«Ciudad»

Me permito informar a Usted que la Presidencia de la Corporación ha convocado a Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto para que tenga lugar el 28 de Septiembre próximo a las 10:00 a.m. en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72, piso 9, de la Ciudad de Cali.

El orden del día a tratar en esta reunión será el siguiente:

1. Lectura del Orden del Día
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencia y sin Derecho a Voto: Asistencia y derecho a voto.

Igualmente convoca a la Asamblea General Extraordinaria de Accionistas a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 28 de Septiembre de 2005, a partir de las 3:00 p.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72, piso 9, de la Ciudad de Cali.

El orden del día a tratar en esta reunión será el siguiente:

1. Lectura del Orden del Día.
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Consideración y aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal.
5. Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. y ejercicio del derecho de retiro en los términos establecidos en la Ley.
6. Reformas estatutarias: Aumento de capital autorizado y otras reformas.
7. Elección de Junta Directiva.
8. Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

Mucho agradeceré a Usted en el caso de no serle posible concurrir personalmente a la Asamblea, se haga representar en ella mediante poder conferido en cumplimiento de lo dispuesto en el Artículo 24 de los estatutos, por medio de comunicación dirigida al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, debidamente actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Atentamente,

OSCAR CAMPO SAAVEDRA
Secretario General"

Durante los 15 días hábiles que antecedieron a la presente reunión Extraordinaria de la Asamblea General de Accionistas, estuvieron a disposición de los accionistas, en las oficinas del Secretario de la Corporación los documentos exigidos por la ley, varios de los cuales ejercieron el derecho de inspección.

Del mismo modo, el aviso de convocatoria fue enviado a la Superintendencia Bancaria, a la Superintendencia de Valores, a la Bolsa de Valores, al Depósito Centralizado de Valores S.A.- DECEVAL, al Custodio y al Depositario de los ADR's y GDR's, y al mercado público de valores mediante información eventual.

VERIFICACION DEL QUORUM

El Secretario informó que se encontraban presentes o debidamente representadas 56.514.450 acciones ordinarias de las 76.725.353 acciones ordinarias que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 5.333.831 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones en que se encuentra dividido el capital social de la Corporación en esta

clase de acciones, lo que representa el 73.6581% y el 57.3592% respectivamente, así:

Acciones Ordinarias

ACCIONISTA	No. DE ACCIONES	REPRESENTADA	CALIDAD
Allojos S.A.	100.000	Armando Lloreda Zamorano	Apoderado
Amalfi S.A.	6.954.584	Beatriz Herrera Mera	Apoderada
Ashe y Cía. S.A.	3.377	Jaime Mafla Tenorio	Apoderado
Balcázar Escobar Tiberio Adolfo	250	Tiberio Adolfo Balcázar	Nombre Propio
Banco de Bogotá	12.424.633	Nubia Montes de Oca	Apoderada
Banco de Crédito	4.144	Juan Manuel Delgado	Apoderado
Banco de Occidente	2.680.163	Bernardo Escobar Montoya	Rep. Legal
Banco Popular	8.009.934	Nubia Montes de Oca	Apoderada
Botero Duque Oscar	780	Oscar Botero Duque	Nombre propio
Cables de Energía y de Telecomunicaciones S.A.	37	Mario Prado Mena	Apoderado
Corex S.A.	318.235	Rafael Ignacio Ordóñez	Rep. Legal
Corporación Universitaria Autónoma de Occidente	190.314	Diego Smith	Apoderado
Criales Caicedo Jorge Alberto	29	Jorge Alberto Criales	Nombre Propio
Descafeinadora Colombiana S.A.	23.505	Hernán Herrera Gutiérrez	Apoderado
Duque Salazar Néstor	212	Néstor Duque Salazar	Nombre Propio
Factoring de los Andes S.A.	22.170	Castro Monje Gilberto	Apoderado
Fondo de Pensiones Obligatorias Colfondos	674.557	Ana Margarita María Coronado	Apoderada
Fondo de Cesantías Colfondos	95.084	Ana Margarita María	

ACCIONISTA	No. DE ACCIONES	REPRESENTADA	CALIDAD
		Coronado	Apoderada
Fondo de Cesantías Porvenir	4.102.392	Gustavo Adolfo Molina	Apoderado
Fondo de Garantías de Instituciones Financieras-Fogafin	258.048	Nuvia Espitia Peñuela	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.840.522	Gustavo Adolfo Molina	Apoderado
Fondo de Pensiones Obligatorias Skandia	72.519	Jacobo Daniel Ríos	Apoderado
Fondo de Pensiones Protección	430.537	Marcelo Antonio Duque O.	Apoderado
Fondo de Pensiones Voluntarias Porvenir	5.370.909	Gustavo Adolfo Molina	Apoderado
Garrido de Aristizabal Amparo	16.683	Nidia Salazar	Apoderada
Gutiérrez Mejía Andrés Felipe	3.415	Andrés Felipe Gutiérrez Mejía	Nombre propio
Industrias de Envases S.A.	1.475.777	Vicente Borrero Calero	Apoderado
Ingenio Providencia S.A.	5.427.041	Vicente Borrero Calero	Apoderado
Internacional Finance Corporation	1.537.596	Jairo Villaquirán Polanía	Apoderado
Inversiones Adelca S.A.	151.000	Armando Lloreda Zamorano	Apoderado
Inversiones Industriales, Comerciales y Financieras S.A.	34.960	Víctor Urdaneta Toloza	Rep. Legal
Inversiones La Rita S.A.	6.634	Isabel Cristina Romero	Apoderada
Inversora Ulloza Ltda.	2.737	Armando LLoreda Zamorano	Apoderado
Ladrillera Lago Verde S.A.	2.274	Jaime Muñoz Ochoa	Rep. Legal
Londoño Galvis Alfredo	5	Alfredo Londoño Galvis	Nombre propio
Nación Ministerio de Hacienda y Crédito Público	1.811.539	Nubia Edelmira Espitia P.	Apoderada
Pérez Pérez Francisco José	13.738	Francisco José Pérez	Nombre propio

ACCIONISTA	No. DE ACCIONES	REPRESENTADA	CALIDAD
Promotora Interamericana de Inversiones	95.329	Armando Lloreda Zamorano	Apoderado
Scarlop & Cía. S. en C.	2.075	Beatriz Herrera Mera	Apoderada
Scarpetta Gnecco Lilly	646.984	Beatriz Herrera Mera	Apoderada
Scarpetta Gnecco Mario	653.586	Beatriz Herrera Mera	Apoderada
Valencia García Jorge Alberto	3.653	Jorge Alberto Valencia García	Nombre propio
Vallejo I. Beatriz E. O Isaza D M. Yolanda	1.215	Castro Monje Gilberto	Apoderado
Virginia Retirement System Ómnibus	51.274	Janneth Tamizan Mite	Apoderada
	------------------		
Total	**56.514.450**		
	==========		

Acciones con Dividendo Preferencial y sin Derecho a Voto

ACCIONISTA	No. DE ACCIONES	REPRESENTADA	CALIDAD
Botero Duque Oscar	277	Oscar Botero Duque	Nombre propio
Colombiana de Licitaciones y Concesiones	3.031.625	Gilberto Castro Monje	Apoderado
Duque Salazar Néstor	14	Néstor Duque Salazar	Nombre propio
Fondo de Cesantías Porvenir	198.395	Gustavo Adolfo Molina	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.460.516	Gustavo Adolfo Molina	Apoderado
Fondo de Pensiones Voluntarias Porvenir	593.290	Gustavo Adolfo Molina	Apoderado
Londoño Galvis Alfredo	19.202	Alfredo Londoño Galvis	Nombre propio

ACCIONISTA	No. DE ACCIONES	REPRESENTADA	CALIDAD
Méndez Lara Ruth	58	Ruth Méndez Lara	Nombre propio
Mora Vera Luis Mario	86	Ruth Méndez Lara	Apoderada
Scarlop & Cía. S. en C.	3.000	Beatriz Herrera Mera	Apoderada
Scarpetta Gnecco Lilly	4.618	Beatriz Herrera Mera	Apoderada
Tafur Zapata Otoniel	22.750	Otoniel Tafur Zapata	Nombre propio
Total	**5.333.831**		

En esta reunión, de acuerdo con la Ley y el Reglamento de Emisión y Colocación de las Acciones Preferenciales y sin Derecho a Voto, los tenedores de esta clase de títulos tendrán el derecho de deliberar y votar los diferentes asuntos objeto de la presente sesión.

Por lo anterior hay quórum para deliberar y decidir los asuntos propios de la presente reunión Extraordinaria. También se encuentran presentes los Doctores Oscar Darío Morales, Revisor Fiscal de la Corporación y los Miembros de la Junta Directiva, Doctores Efraín Otero Álvarez, José Hernán Rincón Gómez, Alejandro Figueroa Jaramillo y Álvaro Correa Holguín.

De igual forma, asistió la Dra. Sussy Rueda Garcés Jefe de la División de Supervisión a Emisores de la Superintendencia de Valores, en calidad de observadora.

Los señores Accionistas recibieron a la entrada de la reunión los estados financieros individuales y consolidados con las filiales financieras de la Corporación Financiera del Valle S.A. al 31 de mayo de 2005, conjuntamente con sus notas, el dictamen correspondiente del Revisor Fiscal, el proyecto de reforma estatutaria, el proyecto del compromiso de fusión de la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. y copia de la calificación de la firma Citigroup Global Markets Inc. por la Superintendencia Bancaria.

1. LECTURA DEL ORDEN DEL DIA

Los asistentes por unanimidad aprobaron el siguiente Orden del Día de conformidad con la citación hecha por el Presidente de la Corporación:

1. Lectura del Orden del Día.

2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Consideración y aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal.
5. Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. y ejercicio del derecho de retiro en los términos establecidos en la Ley.
6. Reformas estatutarias: Aumento de capital autorizado y otras reformas.
7. Elección de Junta Directiva.
8. Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

2. VERIFICACION DEL QUORUM

Como quedó verificado anteriormente, de conformidad con a ley y los estatutos de la Corporación, existe quórum para deliberar y decidir los asuntos propios de la presente reunión Extraordinaria.

3. DESIGNACIÓN DE LA COMISIÓN PARA REDACTAR Y APROBAR EL ACTA

La Asamblea General Extraordinaria de Accionistas de la Corporación Financiera del Valle S.A., en uso de las facultades que le confiere el Artículo 34 de los Estatutos Sociales, designó por unanimidad de las acciones presentes una Comisión, integrada por los Doctores Beatriz Herrera Mera y Gilberto Castro Monje para que a nombre de la Asamblea General Extraordinaria de Accionistas estudie el acta No. 060 correspondiente a la reunión de hoy 28 de septiembre de 2005, y le imparta su aprobación.

4. CONSIDERACIÓN Y APROBACIÓN DE LOS ESTADOS FINANCIEROS A 31 DE MAYO DE 2005, JUNTO CON SUS NOTAS Y EL DICTAMEN DEL REVISOR FISCAL.

El señor Presidente de la Asamblea procedió a presentar los Estados Financieros a 31 de mayo de 2005 junto con sus notas, los cuales estuvieron a disposición de los señores accionistas con anterioridad a la presente reunión extraordinaria por el término de quince (15) hábiles previsto en la Ley.

Terminada la presentación por parte del señor Presidente, a continuación el Revisor Fiscal de la Corporación, Dr. Oscar Dario Morales dio lectura a los informes de gestión correspondientes a los estados financieros a mayo 31 de 2005.

Se anexan a continuación los estados financieros y el dictamen del revisor fiscal:

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADOS FINANCIEROS
A MAYO 31 DE 2005

Deloitte

Deloitte & Touche Ltda.
Edificio Corfivalle
Calle 10 N° 4 - 47 Piso 26
A.A. 4445/3645
Nit. 860.005.813-4
Cali
Colombia

Tel. +57(2) 8837027
Fax: +57(2) 8834836
www.deloitte.com

INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA DEL VALLE S.A. - CORFIVALLE S.A.

He auditado el balance general de CORPORACIÓN FINANCIERA DEL VALLE S.A. al 31 de mayo de 2005 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por el período de cinco meses terminado el 31 de mayo de 2005. Los estados financieros al 31 de mayo de 2005 son de período intermedio de cinco meses y corresponden a estados financieros extraordinarios preparados para efectos de someter a consideración de la Superintendencia Bancaria una eventual fusión de la Corporación. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Bancaria de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente, en todo aspecto significativo, la situación financiera de CORPORACIÓN FINANCIERA DEL VALLE S.A. al 31 de mayo de 2005, y los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por el período de cinco meses terminado el 31 de mayo de 2005, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria .

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 31 de mayo 2005, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la evaluación y clasificación de la cartera, causación de rendimientos, contabilización de provisiones para la cartera de créditos y bienes recibidos en pago, y la adopción del Sistema Especial de Administración de Riesgos de Mercado - SEARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular Externa 100 de 1995 de la Superintendencia Bancaria; los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Morales

OSCAR DARIO MORALES R.
Revisor Fiscal
Tarjeta Profesional No. 3822-T
Miembro de Deloitte & Touche Ltda.

12 de julio de 2005.

CORPORACION FINANCIERA DEL VALLE S.A.

BALANCE GENERAL AL 31 DE MAYO DE 2005
(Cifras expresadas en miles de pesos colombianos)

	NOTAS	
Activos		
Disponible	2 y 4	$ 45,363,843
Fondos Interbancarios Vendidos y pactos de Reventa	2 y 5	7,256,058
Inversiones		
Titulos Participativos	2 y 6	790,453,763
Negociables en Titulos de Deuda y Para Mantener hasta el Vencimiento	2 y 7	600,166,567
		1,390,620,330
Menos - Provisión para Protección de Inversiones	2 y 8	(98,791,206)
		1,291,829,124
Cartera de Créditos		
Categoría A		807,429,021
Categoria B		32,945,133
Categoria C, D y E		104,203,517
	2 y 9	944,577,671
Menos - Provisión para Cartera de Créditos	2 y 10	(81,476,350)
		863,101,321
Cuentas por Cobrar, Neto	11	29,888,131
Operaciones de Contado y Derivados	12	26,476,493
Bienes Realizables y Recibidos en Pago de obligaciones, Neto	2 y 13	2,483,714
Propiedades y Equipos, Neto	2 y 14	11,364,193
Otros Activos, Neto	2 y 15	71,550,705
Valorizaciones de Activos, neto	2 y 16	183,191,301
Total de los Activos		**$ 2,532,504,883**
Cuentas Contingentes y de Orden	**2 y 25**	**$ 10,070,964,045**
Pasivos y Patrimonio de los Accionistas		
Depósitos y Exigibilidades	17	$ 1,031,676,882
Fondos Interbancarios Comprados y pactos de Recompra	18	303,315,135
Créditos Bancarios y Otras Obligaciones Financieras	19	599,194,099
Cuentas por Pagar	20	33,909,017
Otros pasivos y pasivos estimados	22	30,086,389
Total Pasivos		**$ 1,998,181,522**
Patrimonio de los Accionistas		
Capital suscrito y pagado	23	860,243
Ganancias Acumuladas		
Apropiadas	24	213,548,018
Resultados del Ejercicio		50,413,095
Superávit por:		
Revalorización del Patrimonio		81,036,768
Ganancias acumuladas no realizadas en inversiones disponibles para la venta		5,273,936
Valorizaciones de activos, neto		183,191,301
Total Patrimonio de los Accionistas		**534,323,361**
Total de los Pasivos y Patrimonio de los Accionistas		**$ 2,532,504,883**
Cuentas Contingentes y de Orden	**2 y25**	**$ 10,070,964,045**

Las notas que se acompañan son parte integrante de los estados financieros.

AMALIA CORREA YOUNG
(*) Representante Legal

BENJAMIN ZAMUDIO GARRIDO
(*) Contador General
T.P. No.34908-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Deloitte & Touche Ltda.
T.P. No. 3822 - T
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADO DE RESULTADOS

POR EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MAYO DE 2005

(Cifras Expresadas en Miles de pesos Colombianos, excepto la utilidad neta por acción)

	Notas	
Ingresos		
Intereses		
Cartera de créditos		$ 38,706,165
Fondos interbancarios vendidos y pactos de reventa y otros		2,252,155
Valoración de Inversiones, Neto		53,536,255
Valoración de derivados, neto		12,991,036
Dividendos		15,243,832
Diferencia en cambio, neto		(474,548)
Comisiones		3,693,741
		125,948,636
Gastos		
Intereses :		
Certificado de depósito a término		36,709,041
Créditos de bancos y otras obligaciones financieras		20,023,191
Bonos en circulación		2,252
Depósitos de ahorros y otros		5,545,986
Comisiones		1,360,411
		63,640,881
Ingresos netos		62,307,755
Provisión de cartera de créditos, neto		(9,412,723)
Recuperación para cuentas por cobrar, neto		137,702
Provisión de inversiones, neto		(4,350,722)
Recuperación de bienes recibidos en pago y derechos en fideicomisos, neto		5,641,447
		(7,984,296)
Ingresos netos después de las provisiones para cartera de préstamos, cuentas por cobrar e inversiones		70,292,051
Utilidad (pérdida) en venta de inversiones		(724,373)
Otros ingresos (egresos), neto	26	2,266,769
Gastos de personal		7,746,394
Gastos administrativos y otros	27	10,101,561
Utilidad antes de provisión para impuesto sobre la renta		53,986,492
Provisión para impuestos sobre la renta	21	3,573,397
Utilidad neta		$ 50,413,095
Utilidad neta por acción		$ 586.03

Las notas que se acompañan son parte integrante de los Estados Financieros.

AMALIA CORREA YOUNG
(*) Representante Legal

BENJAMIN ZAMUDIO GARRIDO
(*) Contador General
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Deloitte & Touche Ltda
T.P. No. 3822-T
(Ver informe Adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADO DE CAMBIOS EN EL PATRIMONIO DE LOS ACCIONISTAS
POR EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MAYO DE 2005
(Cifras expresadas en miles de pesos colombianos)

	Capital			Reservas							
	Social autorizado	Por suscribir	Suscrito y pagado	Reserva legal	Prima en colocación de acciones	Otras reservas	Utilidad Acumulada	Superávit por valorizaciones	Revalorización del patrimonio	Ganancias o pérdidas acumuladas no realizadas	Total Patrimonio
SALDO AL 31 DE DICIEMBRE DE 2004	$ 1,000,000	$ 139,757	$ 860,243	$ 41,809,447	$ 85,790,200	$ 87,449,094	$ 5,878,028	$ 178,927,112	$ 81,036,768	$ 4,302,557	$ 486,053,449
Distribución de dividendos							(5,878,028)				(5,878,028)
Liberación de reservas						(1,500,723)					(1,500,723)
Utilidad del ejercicio							50,413,095				50,413,095
Superávit por valorización								4,264,189			4,264,189
Ganancias acumuladas no realizadas inversiones disponibles para la venta										971,379	971,379
SALDO AL 31 DE MAYO DE 2005	$ 1,000,000	$ 139,757	$ 860,243	$ 41,809,447	$ 85,790,200	$ 85,948,371	$ 50,413,095	$ 183,191,301	$ 81,036,768	$ 5,273,936	$ 534,323,361

AMALIA CORREA YOUNG
(*) Representante Legal

BENJAMIN ZAMUDIO GARRIDO
(*) Contador General
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Deloitte & Touche Ltda
T.P. No. 3822-T
(Ver informe Adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADO DE FLUJOS DE EFECTIVO

POR EL PERÍODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MAYO DE 2005
(Cifras expresadas en miles de Pesos Colombianos)

FLUJOS DE EFECTIVO DE ACTIVIDADES DE OPERACIÓN	
Utilidad neta del periodo	$ 50,413,095
Ajuste para conciliar la pérdida neta del año con el efectivo neto provisto por actividades de operación:	
Recuperación de Cartera de Crédito, neto	(9,412,723)
Provisión de Cuentas por Cobrar, neto	137,702
Recuperación de Inversiones, neto	(4,350,721)
Provisión de Otros Activos y Bienes Recibidos en Pago, neto	6,515,039
Depreciación	411,359
Utilidad Neta Depurada	43,713,751
Aumento en cartera de créditos	(75,742,841)
Disminución en cuentas por cobrar	3,181,534
Aumento en otros activos	(8,013,878)
Aumento en cuentas por pagar	9,317,763
Disminución en otros pasivos	(580,188)
Aumento ganancias acumuladas no realizadas en inversiones disponibles para la venta	971,379
Efectivo neto usado en actividades de operación	**(27,152,480)**
FLUJOS DE EFECTIVO DE ACTIVIDADES DE INVERSION	
Disminución de fondos interbancarios vendidos y pactos de reventa	29,751,886
Aumento de propiedades y equipo y bienes recibidos en pago	(105,406)
Compra de inversiones	(43,923,947,363)
Venta de inversiones	43,800,986,528
Venta de propiedades y equipos y bienes recibidos en dación de pago	233,575
Efectivo neto usado en actividades de inversión	**(93,080,780)**
FLUJOS DE EFECTIVO DE ACTIVIDADES DE FINANCIACION	
Aumento en depósitos y exigibilidades	78,399,989
Aumento en fondos interbancarios comprados y pactos de recompra	69,834,930
Disminución en créditos de bancos y aceptaciones financieras	(4,462,361)
Distribución de dividendos en efectivo	(7,378,752)
Disminución en títulos de inversión en circulación	(175,000)
Efectivo neto provisto por actividades de financiación	**136,218,802**
Aumento en el Disponible	**15,985,542**
Disponible al comienzo del período	**29,378,301**
Disponible al final del periodo	**$ 45,363,843**

Las notas que se acompañan son parte integrante de los Estados Financieros

AMALIA CORREA YOUNG
(*) Representante Legal

BENJAMIN ZAMUDIO GARRIDO
(*) Contador General
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Deloitte & Touche Ltda
T.P. No. 3822-T
(Ver informe Adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE MAYO DE 2005

(Cifras expresadas en miles de pesos colombianos - salvo en lo referente a tasas de cambio, dividendos y valores por acción).

1. ENTIDAD REPORTANTE

La Corporación Financiera del Valle S.A. (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Bancaria mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de Noviembre de 1961 mediante escritura pública No 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 30 de Junio del año 2010, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Modificada mediante escritura pública No 3143 de septiembre 26 de 2001 donde se adoptaron medidas especificas para el buen gobierno de la sociedad. Con el objetivo de capitalizar la Corporación en $20,000 millones en julio de 2003, se reformaron los estatutos y se incrementó el capital autorizado de $800 millones a $1,000 millones emitiendo por esta razón 20 millones de acciones.

El objeto social de la Corporación está enmarcado exclusivamente en las operaciones autorizadas por la ley para las entidades financieras y consiste principalmente en la movilización de recursos y la asignación de capital para: a) promover la creación, organización, reorganización, fusión, transformación y expansión de cualquier tipo de empresa, manufactureras, agrícolas, pecuarias, mineras y hoteleras, entre otras; b) suscribir y conservar acciones o partes de interés social en las empresas que le sea permitido; c) fomentar, auspiciar y promover la participación del capital privado tanto nacional como extranjero sin sobrepasar los límites máximos establecidos por la ley; d) emitir bonos de garantía general y de garantía específica; e) adquirir y negociar toda clase de valores mobiliarios emitidos por empresas de diferentes sectores económicos; f) recibir fondos en moneda nacional o extranjera, en depósitos y en general, realizar las operaciones que autorice la ley para este tipo de sociedades.

La Corporación tiene su domicilio principal en la ciudad de Cali y opera a través de 4 agencias y 9 oficinas en distintas ciudades del país, cuenta con 307 empleados, además posee las siguientes filiales y subsidiarias financieras: Leasing del Valle S.A., Compañía de

Financiamiento Comercial, Banco Corfivalle (Panamá) S.A., Sociedad Financiera en el exterior, Fiduciaria del Valle S.A. y 14 filiales del sector real.

2. PRINCIPALES POLITICAS Y PRACTICAS CONTABLES

Las politicas de contabilidad y la preparación de los estados financieros de la Corporación han sido preparados de acuerdo con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria y en lo no previsto en ellas, por las normas contables de general aceptación establecidas por el Decreto 2649 de 1993. Ciertos principios contables aplicados por la sociedad que están de acuerdo con los principios de contabilidad generalmente aceptados en Colombia, podrían no estar de acuerdo con principios de contabilidad generalmente aceptados en otros países.

Las principales políticas y prácticas contables utilizadas por la Corporación se resumen a continuación:

a) Sistema contable

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la Circular 011 de 2002 emitida por la Superintendencia, relacionado con el ingreso por intereses que no causan sobre cartera comercial, que tengan mas de tres meses de vencida. Estos intereses se acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

b) Conversión de transacciones y saldos en moneda extranjera

Las transacciones y los saldos en moneda extranjera se convierten a pesos a las tasas de cambio representativas del mercado aplicables, certificadas por la Superintendencia. La tasa representativa del mercado certificada por la Superintendencia para el dólar de los Estados Unidos de Norteamérica fue de $2,338.89 por US$1 al 31 de Mayo de 2005.

Al cierre de cada ejercicio los saldos en moneda extranjera se ajustan a la tasa de cambio representativa del mercado, y la diferencia se refleja en las respectivas cuentas de activos, pasivos y resultados del año.

c) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: Caja, depósitos en el Banco de la República, depósitos en bancos tanto en moneda nacional como extranjera y otras entidades financieras tanto del país como del exterior.

Así mismo los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de 6 meses de girados, se reclasifican a la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas debito extractadas no contabilizadas y las notas créditos contabilizadas no extractadas que posean más de 30 días cuando sea en moneda nacional y 60 días cuando se trate de moneda extranjera, de permanencia en dichas conciliaciones.

d) Fondos interbancarios vendidos y pactos de reventa, y fondos interbancarios comprados y pactos de recompra

Bajo estos rubros se clasifican: (a) las colocaciones que hace la Corporación en otras instituciones bancarias utilizando sus excesos de liquidez durante un plazo máximo de 30 días y (b) las colocaciones recibidas por la Corporación de otras instituciones financieras en las mismas circunstancias. Los rendimientos de fondos interbancarios vendidos o comprados son abonados o cargados a resultados según el caso a medida que se causan.

Las colocaciones hechas bajo la modalidad de pacto de retroventa de la garantía, denominadas "compromisos de reventa de inversiones o cartera negociada" se contabilizan en el activo, cuando la Corporación es la acreedora; y en el pasivo, bajo la denominación "compromiso de recompra de inversiones o cartera negociada", cuando la Corporación es deudora. La diferencia entre el valor entregado o recibido inicialmente y el valor recibido o entregado finalmente, se contabiliza como ingreso o gasto según el caso, observando normas de causación.

e) Inversiones

La Corporación evalúa, clasifica y registra las inversiones según lo dispuesto en la Circular Externa 033 de la Superintendencia, esta circular establece la clasificación de todas las inversiones en negociables, disponibles para la venta y para mantener hasta el vencimiento, a su vez, las negociables y las inversiones disponibles para la venta se clasifican en valores o títulos de deuda y valores (renta fija) o títulos participativos (acciones y bonos convertibles en acciones), de acuerdo con las características o condiciones propias de la clase de inversiones de la que forme parte cada título así:

1. Se clasifican como inversiones negociables todo valor o título que haya sido adquirido con el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio.

2. Se clasifican como inversiones para mantener hasta el vencimiento, los valores o títulos respecto de los cuales se tiene el propósito serio y la capacidad legal, contractual,

financiera y operativa de mantenerlos hasta su vencimiento de su plazo de maduración o redención. Con este tipo de inversión no se pueden realizar operaciones de liquidez, salvo para los casos excepcionales que determine la Superintendencia.

3. Son inversiones disponibles para la venta los valores o títulos que no se clasifiquen como negociables o como inversiones para mantener hasta el vencimiento, y respecto de los cuales se mantiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos cuando menos un año contados a partir del primer día en que fueron reclasificados por primera vez, o en que fueron reclasificados, como inversiones disponibles para la venta.

La Corporación puede efectuar reclasificaciones de las inversiones entre las diferentes clasificaciones, previo el cumplimiento de ciertos requisitos establecidos por la Superintendencia.

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata la citada Circular, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversión de la que forme parte.

La valoración de las inversiones se debe efectuar diariamente, excepto para los títulos que por la misma disposición se deban valorar con otra frecuencia.

La valoración esta determinada por su valor o precio justo de intercambio, el cual es dado por:

a. El que se determine de manera puntual a partir de las operaciones representativas del mercado que se hayan realizado en los módulos o sistemas transaccionales administrados por el Banco de la República o por las entidades vigiladas por la Superintendencia de Valores.

b. El que se determine mediante el empleo de tasas de referencia y márgenes calculado, a partir de operaciones representativas agregadas por categorías, que se hayan realizado en los módulos o sistemas transaccionales administrados por el Banco de la República o por las entidades vigiladas por la Superintendencia de Valores.

c. El que se determine por otros métodos, debido a la inexistencia de un valor o precio justo de intercambio que pueda ser establecido a través de cualquiera de las previsiones de que tratan los literales anteriores.

Los valores o títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, según los cálculos efectuados o autorizados por la Superintendencia de Valores.

a. Alta bursatilidad, se valoran con base en el último precio promedio ponderado diario de negociación, publicado por las bolsas de valores, de no existir precio para ese día se tomará el último valor registrado.

b. Media bursatilidad, se valoran con base en el precio promedio ponderado por la cantidad transada de los últimos cinco días en los que hayan habido negociaciones, dentro de un

lapso igual al de la duración del período móvil que se emplee para el calculo del indice de bursatilidad, incluyendo el día de la valoración.

c. Baja o mínima bursatilidad o sin cotización, su costo de adquisición se deberá aumentar o disminuir en el porcentaje de participación que corresponda con las variaciones patrimoniales subsecuentes a la adquisición de la inversión. Estas variaciones se calculan con base en los últimos estados financieros certificados, los cuales no podrán ser anteriores a seis meses contados desde la fecha de la última valoración. Cuando se conozcan estados financieros dictaminados más recientes, se deben utilizar para establecer la variación. Su precio igualmente puede estar determinado por un agente especializado en la valoración de activos mobiliarios o por un método que refleje en forma adecuada el valor económico de la inversión, el cual debe ser previamente autorizado por las Superintendencias Bancaria y de Valores.

d. Inversiones que cotizan en bolsas del exterior, se valoran por la cotización más reciente reportada por la bolsa en la que se negocie, durante los últimos cinco días, incluido el día de la valoración, de no existir se tomaran el promedio de las cotizaciones reportadas durante los últimos treinta días comunes, incluido el día de la valoración. En caso de no presentar cotización en los últimos treinta días comunes, se procede de conformidad con lo dispuesto para las acciones de baja o mínima bursatilidad o sin ninguna cotización.

e. Inversiones en sociedades de reciente creación, los aportes se podrían registrar por su valor de suscripción durante los cinco años siguientes a su constitución, al cabo de los cuales se deben valorar de conformidad con los numerales anteriores.

Las variaciones en el valor de las inversiones se deben realizar de manera individual.

La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior para los títulos de deuda clasificados como negociables, para mantener hasta el vencimiento y disponibles para la venta, se registran como un mayor valor de la inversión con su contrapartida en los resultados del periodo, para ajustar la diferencia entre el valor presente y el valor de mercado de los títulos clasificados como disponibles para la venta, se registrará un superavit o una desvalorización según corresponda, los recaudos de los rendimientos se deben contabilizar como un menor valor de la inversión.

En el caso de los títulos participativos negociables, cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de la capitalización de la cuenta de revalorización del patrimonio, no se registran como ingresos, ni afectan el valor de la inversión, sólo se procede a variar el número de derechos sociales, los dividendos o utilidades que se repartan en efectivo se contabilizan como un menor valor de la inversión. Los títulos clasificados como disponibles para la venta, en el evento en que el valor de mercado sea superior, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización, en caso de ser menor dicha diferencia agotará en primera instancia el superávit por valorización de la correspondiente inversión y el exceso se debe registrar como una desvalorización. Cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de la capitalización de la revalorización del patrimonio, se debe registrar como ingreso la parte que haya sido contabilizada como superávit por valorización, con cargo a la inversión, y revertir dicho superávit, cuando correspondan a dividendos en efectivo, se deben registrar como

ingreso el valor contabilizado como superávit por valorización, revertir dicho superávit y el monto de los dividendos que exceda de los mismos se debe registrar como un menor valor de la inversión.

Para los títulos participativos disponibles para la venta la diferencia que exista entre el valor de mercado de dichas inversiones, calculado de conformidad con lo previsto en la norma y el valor presente, se debe registrar como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos, deben ser ajustados en cada fecha de valoración con fundamento en la calificación de riesgo crediticio.

Los valores o títulos que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia de Valores, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación LARGO PLAZO	Valor máximo %
BB+, BB, BB-	Noventa (90)
B+, B, B-	Setenta (70)
CCC	Cincuenta (50)
DD, EE	Cero (0)

Calificación CORTO PLAZO	Valor máximo %
3	Noventa (90)
4	Cincuenta (50)
5 y 6	Cero (0)

Para los valores o títulos que no cuenten con una calificación externa o valores o títulos de deuda emitidos por entidades que no se encuentren calificadas, el monto de las provisiones se debe sujetar a lo siguiente:

Categoria "A"- Inversión con riesgo normal. Corresponde a emisiones que se encuentran cumpliendo con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses, así como aquellas inversiones de emisores que de acuerdo con sus estados financieros y demás información disponible reflejan una adecuada situación financiera.

Para los valores o títulos que se encuentren en esta categoría, no procede el registro de provisiones.

Categoría "B"- Inversión con riesgo aceptable, superior al normal. Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, comprende aquellas inversiones de emisores que de acuerdo con sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.

Tratándose de valores o títulos de deuda, el valor por el cual se encuentran contabilizados no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las

amortizaciones efectuadas hasta la fecha de valoración.

En el caso de valores o títulos participativos, el valor neto de provisiones por riesgo crediticio (costo menos provisión) por el cual se encuentran contabilizados no puede ser superior al ochenta por ciento (80%) del costo de adquisición.

Categoría "C"- Inversión con riesgo apreciable. Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, comprende aquellas inversiones de emisores que de acuerdo con sus estados financieros y demás información disponible, presentan deficiencias en su situación financiera que comprometen la recuperación de la inversión.

Tratándose de valores o títulos de deuda, el valor por el cual se encuentran contabilizados no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración.

En el caso de valores o títulos participativos, el valor neto de provisiones por riesgo crediticio (costo menos provisión) por el cual se encuentran contabilizados no puede ser superior al sesenta por ciento (60%) del costo de adquisición.

Categoría "D"- Inversión con riesgo significativo. Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como las inversiones en emisores que de acuerdo con sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.

Tratándose de valores o títulos de deuda, el valor por el cual se encuentran contabilizados no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración.

En el caso de valores o títulos participativos, el valor neto de provisiones por riesgo crediticio (costo menos provisión) por el cual se encuentran contabilizados no puede ser superior al cuarenta por ciento (40%) del costo de adquisición.

Categoría "E"- Inversión incobrable. Corresponde a aquellas inversiones de emisores que de acuerdo con sus estados financieros y demás información disponible se estima que es incobrable.

El valor de estas inversiones debe estar totalmente provisionado.

Cuando se califique en esta categoría cualquiera de las inversiones, debe llevar a la misma categoría todas sus inversiones del mismo emisor, salvo que demuestre a la respectiva superintendencia la existencia de razones valederas para su calificación en una categoría distinta.

f) **Cartera de Créditos, Provisiones para Cartera de Créditos y Cuentas por Cobrar**

Los préstamos se contabilizan con base en su valor nominal y, junto con otros rubros del balance general que se refieren a operaciones de crédito, son clasificados de acuerdo con regulaciones bancarias como vivienda, consumo, microcréditos y comerciales.

Con la entrada en vigencia de la Circular Externa 011 de 2002 de la Superintendencia se establecieron los principios y criterios generales que las entidades vigiladas debemos adoptar para mantener adecuadamente evaluados los riesgos crediticios implícitos en los activos de crédito. Define las modalidades de crédito, determina calificaciones según la percepción de riesgo que las mismas operaciones tengan.

Se establece igualmente que se debe mantener una adecuada administración del riesgo crediticio, para lo cual cada entidad debe desarrollar un sistema de administración de riesgo crediticio (SARC), en el cual se debe establecer políticas claras y precisas que definan los criterios bajo los cuales la Corporación en general debe evaluar, calificar y controlar los riesgos crediticios. Igualmente se define las instancias de gobierno corporativo o de control que debe adoptar las políticas y mecanismos necesarios para asegurar el cumplimiento estricto de las instrucciones mínimas establecidas. Es importante tener en cuenta que mediante la Circular Externa 052/04 se actualizan los criterios que sirven como base para desarrollar el SARC y se informa que la Superintendencia Bancaria adoptará inicialmente un modelo que rige a partir de 1 de julio de 2005, a partir de esa fecha las entidades podrán presentar sus modelos internos.

Riesgo crediticio, es la posibilidad de incurrir en pérdidas y que disminuya el valor de sus activos, como consecuencia de que los deudores fallen en el cumplimiento oportuno o cumplan imperfectamente los términos acordados.

La Corporación evalúa permanentemente el riesgo crediticio y la capacidad de pago de sus respectivos deudores, en el momento de otorgar los créditos, como a lo largo de la vida de los mismos.

Las metodologías, los criterios para la evaluación del riesgo crediticio, la medición de las respectivas pérdidas esperadas, y los fundamentos para determinar el nivel de provisiones, considerando los factores establecidos en la referida Circular, fueron presentados a la Superintendencia dentro de los plazos fijados en el cronograma.

La cartera de créditos se clasifica en las siguientes cuatro modalidades: vivienda, considerados aquellos otorgados a personas naturales destinados a la adquisición de vivienda nueva o usada, o a la construcción de vivienda individual. Consumo, considerado aquellos otorgados a personas naturales cuyo objeto sea el de financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales o empresariales, independiente de su monto. Microcrédito, considerados aquellos otorgados a microempresas cuyo saldo de endeudamiento con la respectiva entidad no supere veinticinco (25) salarios mínimos legales mensuales vigentes. Comerciales, considerados todos los créditos distintos a los de vivienda, de consumo y microcreditos.

Analizados y debidamente ponderados los criterios para medir el riesgo crediticio, todos los créditos deben calificarse y provisionar el saldo pendiente de pago neto de garantías, en una de las siguientes categorías:

Categoria "A", crédito con riesgo normal, los cuales reflejan una estructura y atención apropiada, se cuenta con información financiera actualizada, que indican una capacidad de pago adecuada para atender los pagos requeridos.

Categoria "B", crédito con riesgo aceptable, los cuales están aceptablemente atendidos y protegidos, pero existen debilidades potenciales que pueden afectar, transitoria o permanentemente, la capacidad de pago del deudor, en forma tal que de no ser corregidos oportunamente, llegarían a afectar el normal recaudo del crédito. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten entre 2 y hasta 5 meses de mora los créditos de vivienda, entre más de 1 y hasta 2 meses de mora los créditos de consumo, entre más de 1 y hasta 2 meses de mora los microcreditos, entre mas de 1 y hasta 3 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 1%.

Categoría "C", créditos deficientes, con riesgo apreciable, los cuales presentan insuficiencias en la capacidad de pago del deudor, que comprometen el normal recaudo de la obligación en los términos convenidos. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten entre más de 5 y hasta 12 meses de mora los créditos de vivienda, entre más de 2 y hasta 3 meses de mora los créditos de consumo, entre más de 2 y hasta 3 meses de mora los microcreditos, entre mas de 3 y hasta 6 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 20%.

Categoría "D", crédito de difícil cobro, con riesgo significativo, los cuales tienen cualquiera de las características del deficiente, pero en mayor grado, de tal suerte que la probabilidad de recaudo es altamente dudosa. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten entre más de 12 y hasta 18 meses de mora los créditos de vivienda, entre más de 3 y hasta 6 meses de mora los créditos de consumo, entre más de 3 y hasta 4 meses de mora los microcreditos, entre mas de 6 y hasta 12 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 50%.

Categoría "E", crédito irrecuperable, los cuales se estiman incobrables. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten más de 18 meses de mora los créditos de vivienda, más de 6 meses de mora los créditos de consumo, más de 4 meses de mora los microcreditos, mas 12 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 100%.

Igualmente se establecieron reglas de lineamiento en las calificaciones, consistentes en que cuando una entidad vigilada califique en "B", "C", "D" o "E" cualquiera de los créditos de un deudor, debe llevar a la categoría de mayor riesgo los demás créditos de la misma modalidad otorgados a dicho deudor. Las demás entidades financieras que de acuerdo con las disposiciones legales pertinentes deban consolidar estados financieros, deben otorgar la misma calificación a dichos créditos. Las calificaciones propias deberán alinearse con las otras entidades financieras cuando al menos dos de ellas establezcan una calificación de

mayor riesgo y cuyas acreencias representen por lo menos el 20% del valor de los respectivos créditos según la última información disponible en las centrales de riesgo. En este caso, se admitirá una discrepancia máxima de un nivel de diferencia en calificación.

Las garantías solo respaldan el capital de los créditos, en consecuencia, los saldos por amortizar de los créditos amparados con seguridades que tengan el carácter de garantías idóneas se provisionan en el porcentaje que corresponda según la calificación del crédito, aplicando dicho porcentaje a la diferencia entre el valor del saldo insoluto y el 70% del valor de la garantía. No obstante, dependiendo de que la garantía sea o no hipotecaria y del tiempo de mora del respectivo crédito, para la constitución de provisiones sólo se consideran los porcentajes del valor total de las garantías como se indica a continuación:

Garantías No Hipotecarias	
Tiempo de mora del Crédito	**Porcentaje**
0 a 12 meses	70%
Más de 12 meses a 24 meses	50%
Más de 24 meses	0%
Hipotecaria o Fiducias en Garantías Hipotecarias Idóneas	
Tiempo de mora del Crédito	**Porcentaje**
0 a18 meses	70%
Más de 18 meses a 24 meses	50%
Más de 24 meses a 30 meses	30%
Más de 30 meses a 36 meses	15%
Más de 36 meses	0%

No se causan intereses, corrección monetaria, ajuste en cambio e ingresos por otros conceptos cuando un crédito presente una mora superior a 4 meses para los créditos clasificados como de vivienda, superior a 2 meses para los créditos clasificados como consumo y microcreditos, y superior a 3 meses para los créditos clasificados como comerciales.

Esta Circular igualmente contempla reglas especiales y criterios para la recalificación de créditos reestructurados, que consiste en la modificación de las condiciones inicialmente pactadas de un crédito por cualquier mecanismo, instrumentado mediante la celebración de cualquier negocio juridico, con el fin de permitirle al deudor la atención adecuada de su obligación. Para estos efectos, se consideran reestructuraciones las novaciones. Antes de reestructurar el crédito se debe establecer razonablemente que el mismo será recuperado bajo las nuevas condiciones. Estos créditos pueden mejorar la calificación después de ser reestructurados solo cuando el deudor demuestre un comportamiento de pago regular y efectivo.

g) <u>Bienes Recibidos en Pago de Obligaciones</u>

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de obligaciones a su favor.

Los bienes recibidos en pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

El registro inicial se realiza con el valor determinado en el acuerdo o adjudicación judicial; si el bien recibido en pago no se encuentra en condiciones de venta, su costo se incrementa por los gastos necesarios en que se incurran para tal fin. Si entre el valor por el cual se recibe el bien y el valor de la obligación resulta un saldo a favor del deudor, está diferencia se contabiliza como una cuenta por pagar. En caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

La Circular Externa 034 de 2003 la cual empezó a regir a partir de octubre 1 de 2003, estableció que las entidades vigiladas por la SBC pueden diseñar un sistema de administración de BRDP el cual permita gestionar adecuadamente el riesgo de pérdida vinculado a la realización de tales activos.

Teniendo en cuenta que la Corporación no ha presentado un modelo al respecto, las políticas sobre BRDP serán las equivalentes a las compañías que no han presentado algún modelo.

- **Constitución de provisiones de BRDP inmuebles para las entidades que no cuentan con modelo aprobado por la SBC :**

Se debe constituir en alícuotas mensuales dentro del año siguiente a la recepción del bien, una provisión equivalente al 30% del costo de adquisición del BRDP (esto es el valor de recepción), la cual debe incrementarse en alícuotas mensuales dentro del segundo año en un 30% adicional hasta alcanzar el 60% del costo de adquisición del BRDP. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 80% del costo de adquisición del BRDP. En caso de concederse prórroga el 20% restante de la provisión podrá constituirse dentro del término de la misma.

Cuando el costo de adquisición del inmueble sea inferior al valor de la deuda registrada en el balance, la diferencia se debe reconocer de manera inmediata en el estado de resultados.

Cuando el valor comercial del inmueble sea inferior al valor en libros de los BRDP se debe contabilizar una provisión por la diferencia.

- **Reglas para la constitución de provisiones sobre BRDP muebles**

Respecto de los BRDP muebles se debe constituir dentro del año siguiente de la recepción del bien una provisión equivalente al 35% del costo de adquisición del BRDP, la cual debe incrementarse en el segundo año en un 35% adicional hasta alcanzar el 70% del valor en libros del BRDP antes de provisiones. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 100% del valor en libros del BRDP antes de provisiones. En caso de concederse prórroga el 30% restante de la provisión podrá constituirse dentro del término de la misma.

Cuando el costo de adquisición del bien mueble sea inferior al valor de la deuda registrada en el balance, la diferencia se debe reconocer de manera inmediata en el estado de resultados.

Cuando el valor comercial del bien mueble sea inferior al valor en libros de los BRDPS se debe contabilizar una provisión por la diferencia.

Sin perjuicio de las reglas de provisiones mencionadas anteriormente, los BRDP muebles que correspondan a títulos de inversión se deben valorar aplicando los criterios que para el efecto se contemplan en el capítulo I de la Circular Externa 100/95, teniendo en cuenta su clasificación como inversiones negociables, disponibles para la venta o para mantener hasta el vencimiento.

- **Reglas sobre el otorgamiento de prórroga del plazo legal para la enajenación**

Para los efectos de lo dispuesto en el inciso final del numeral 6° del artículo 110 EOSF, las entidades vigiladas pueden solicitar a la SBC prórroga para la enajenación de BRDP, la cual debe presentarse en cualquier caso con antelación al vencimiento del término legal establecido.

En la respectiva solicitud se debe demostrar que no obstante se han seguido diligentemente los procedimientos de gestión para la enajenación, no ha sido posible obtener su venta. En todo caso, la ampliación del plazo no puede exceder en ningún caso de dos (2) años, contados a partir de la fecha de vencimiento del término inicial, período durante el cual debe también continuar con las labores que propendan por la realización de esos activos improductivos.

- **Régimen de transición**

Entidades sin modelo: Las entidades que no cuenten con un modelo aprobado por la SBC, deberán constituir en alícuotas mensuales una provisión adicional hasta alcanzar el 80% del costo de adquisición del BRDP dentro de un plazo que vence el 31 de diciembre de 2005.

h) <u>Aceptaciones Bancarias</u>

Las aceptaciones bancarias son títulos emitidos por entidades financieras para ser pagadas a los beneficiarios dentro de un plazo que no debe exceder 360 días. Sólo pueden originarse en transacciones de importación y exportación de bienes o de compraventa de bienes muebles en el país. En el momento de la emisión de la aceptación, su valor es contabilizado por la Corporación simultáneamente en el Activo y en el Pasivo. Los valores registrados en el activo son evaluados por riesgo de crédito de acuerdo con los procedimientos generales de Evaluación de Cartera de créditos.

i) <u>Operaciones de contado y Contratos a término y de futuros (Forward agreements)</u>

<u>Valoración y Contabilización de Derivados</u>

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiene la reglamentación propia de la Bolsa.

- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

j) **Propiedades, Equipo y Depreciación**

Las propiedades y equipo son registrados al costo, y se ajustaban mensualmente por inflación, desde el 1 de enero de 1992 hasta el 31 de diciembre de 2000, las ventas y retiros de tales activos se descargan por el respectivo valor neto ajustado en libros y las diferencias entre el precio de venta y el valor neto ajustado en libros se llevan a los resultados del año.

La depreciación de propiedades y equipos se efectúa usando el método de línea recta con base en la vida útil de los mismos a las tasas anuales del 5% para edificios (oficinas en propiedad horizontal), 10% para muebles y enseres y equipos de oficina, 20% para vehículos y equipos de cómputo.

Los desembolsos por concepto de mejoras cuyo objeto es aumentar la eficiencia o incrementar la vida útil de los activos, al igual que las incorporaciones realizadas se capitalizan. Las erogaciones que se realizan para atender su mantenimiento y reparación, relacionadas con su conservación, se contabilizan como gastos del ejercicio en que se producen.

k) Otros Activos, neto

Este rubro, representa partidas monetarias tales como intereses causados sobre financiaciones y avances, intereses en moneda legal, seguros y arrendamientos pagados por anticipado que se amortizan con base en su causación; incluye ciertas partidas tales como útiles y papelería que se amortizan con base en su consumo real.

Comprende además los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

La diferencia entre las rendiciones de cuentas y el valor en libros se registra en las cuentas de valorizaciones.

La amortización de los gastos pagados por anticipado se efectúa en el periodo en que se reciben los servicios o se causen los costos o gastos.

La amortización de los cargos diferidos debe reconocerse a partir de la fecha en que contribuyan a la generación de ingresos, teniendo en cuenta lo siguiente:

-Los cargos diferidos por concepto de organización y preoperativos se deben amortizar en el menor tiempo entre el estimado para su recuperación en el estudio de factibilidad y la duración del proyecto específico que lo originó, sin que exceda, en todo caso, de cinco (5) años.

-Los programas para computador (software), se amortizarán en un período no mayor a tres (3) años.

Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisisción superen el 30% del patrimonio técnico de la respectiva entidad, incluído el hardware, previo concepto de la Superintendencia Bancaria, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

-Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.
-Los cargos diferidos por concepto de remodelación se amortizarán en un período no mayor a dos (2) años.

-Los cargos diferidos por concepto de utiles y papelería, se amortizarán en función directa con el consumo, con cargo al código 519045.

-Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

-Los cargos diferidos por concepto de descuento en colocación de títulos de inversión, se amortizarán durante el plazo para la redención o conversión de los títulos, con cargo a la subcuenta 510407 -Intereses y Amortización Descuento Títulos de Inversión-.

-Los cargos diferidos por concepto de descuento en colocación de bonos obligatoriamente convertibles en acciones (BOCEAS), se amortizarán durante el plazo para la redención o conversión de los títulos, con cargo a la subcuenta 510408-Amortización Descuento BOCEAS.

-El impuesto de renta diferido "débito" generado por efecto de diferencias temporales, al tenor de lo dispuesto en el último inciso del artículo 66 del Decreto 2649 de 1993, "se debe amortizar en los períodos en los cuales se reviertan las diferencias temporales que lo originaron."

-Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguentes a la ocurrencia de las situaciones referidas.

Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

-Los cargos diferidos por concepto de Impuestos, se amortizarán durante la vigencia fiscal prepagada.

-Los cargos diferidos por concepto de Contribuciones y Afiliaciones, se amortizarán durante el período prepagado pertinente.

-Las comisiones pagadas en la colocación de títulos de inversión (bonos) emitidos por la Entidad, siempre y cuando su redención o conversión sea superior a un (1) año, se amortizarán durante el plazo de redención o conversión.

l) Valorizaciones (Desvalorizaciones) de Activos, Neto

Las valorizaciones (desvalorizaciones) de ciertos activos, que incrementan o disminuyen el patrimonio de los accionistas son determinados por: a) excesos de avalúos comerciales, establecidos por avaluadores independientes, sobre el valor neto ajustado en libros de propiedades, b) Para las inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotización en bolsa. En el evento en que el valor de mercado o el valor de la inversión actualizada con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla y el exceso se registra como un superávit por valorización. En el caso de que este valor sea menor, se debe afectar en primera instancia el superávit por valorización de la correspondiente inversión hasta agotarlo y el exceso se debe registrar como una desvalorización de la respectiva inversión.

m) Ingresos Anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de Cartera de Créditos; estos intereses se amortizan a resultados con base en su causación.

En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

n) Pasivos Laborales

Los pasivos laborales, se contabilizan mensualmente y se ajustan al fin de cada año con base en las disposiciones legales y los convenios laborales vigentes.

o) Pensión de Jubilación

El Instituto de Seguros Sociales (ISS) y otras entidades autorizadas por ley (desde 1994) reciben contribuciones de la Corporación y de sus trabajadores, para asumir la mayor parte del pasivo por pensiones de jubilación a dichos trabajadores. El pasivo por pensiones asumido directamente por la Corporación correspondiente al personal antiguo se contabiliza con base en estudios actuariales.

El estudio actuarial utilizado para establecer el valor de la reserva correspondiente al año 2004, se hizo contemplando los cambios introducidos por el Decreto 2783 del 20 de diciembre de 2001.

p) Impuesto sobre la Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio líquido gravable.

q) Prima en colocación de acciones

La prima en colocación de acciones es acreditada a la reserva legal la cual es parte de las utilidades retenidas.

r) Cuentas Contingentes y de Orden

Se contabilizan como cuentas contingentes los valores de los créditos otorgados y no desembolsados, los avales y garantías otorgados, las opciones de compra y ventas de pesos divisas y otras obligaciones contingentes, los efectos y valores recibidos y enviados para su cobro, los bienes y valores recibidos en garantía, los bienes y los valores recibidos y entregados en custodia, los activos castigados, los intereses no cobrados de Cartera de Créditos y de Consumo vencidos, así como los correspondientes a los créditos calificados en las diferentes categorías, los activos castigados y otros valores. También se llevan en cuentas de orden las diferencias entre los valores fiscales de activos, pasivos y patrimonio y los ajustes por inflación de los saldos contables y el valor fiscal de los activos y el patrimonio.

s) Estado de flujos de efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año o y el efectivo provisto por las actividades de operación.

t) Utilidad neta por acción

La utilidad neta por acción se calcula dividiendo la utilidad neta del año por el promedio ponderado de las acciones suscritas y pagadas en circulación durante cada año.

u) Consolidación

De acuerdo con disposiciones legales, los estados financieros que se acompañan no

consolidan activos, pasivos, patrimonio y resultado de las compañías subordinadas en la cual tiene una participación superior al 50% del capital suscrito y pagado. Estos estados financieros que son considerados de propósito general, son presentados a la asamblea de accionistas y son los que sirven de base para la distribución de dividendos y otras apropiaciones. Sin embargo, por requerimientos legales la Corporación está obligada a presentar adicionalmente estados financieros consolidados a la asamblea de accionistas para su aprobación.

NOTA 3. ESTADOS FINANCIEROS EXTRAORDINARIOS

Los estatutos de la Compañía establecen que al fin de cada ejercicio social y por lo menos una vez al año, el 31 de diciembre la sociedad cortará sus cuentas y preparará y difundirá los estados financieros de propósito general. Los estados financieros al 31 de mayo de 2005, son de período intermedio y corresponden a estados financieros extraordinarios preparados bajo principios de contabilidad generalmente aceptados en Colombia y con base en las instrucciones contables impartidas por la Superintendencia Bancaria de Colombia.

Dichos estados financieros de propósito especial serán utilizados por la Administración para efectos de someter a una eventual fusión de la Compañía y pueden no ser apropiados para otros usos que el citado específicamente.

4. DISPONIBLE

Los recursos disponibles de la Corporación son de alta liquidez; los únicos fondos sujetos a restricción son los depósitos en el Banco de la República, que de acuerdo con la Resolución Externa 028 de 1998, 19 y 22 de 1999 de la Junta Directiva del Banco de la república establece que las entidades financieras deberán constituir depósitos en dicho Banco a título de encaje como protección a cada depósito o exigibilidad en los porcentajes establecidos en las citadas resoluciones.

Moneda Legal	
Depósitos en el Banco de la República	$ 36,181,139
Depósitos en otros bancos del país	7,942,728
	44,123,867
Moneda Extranjera	
Caja	17,181
Banco de la República	12,396
Corresponsales Extranjeros	971,042
Remesas en tránsito	239,591
	1,240,210
	45,364,077
(-) Provisión	(234)
	$ 45,363,843

No existen restricciones adicionales para la utilización del disponible.

Las conciliaciones bancarias al 31 de mayo de 2005, incluyen algunas partidas con más de 30 días pendientes de regularizar, que al corte de dichos períodos se encuentran debidamente provisionadas.

5. FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA

Compromisos de Reventa Inversiones	$ 1,900,000
Fondos Interbancarios Vendidos	5,356,058
	$ 7,256,058

Estos fondos son utilizados para aprovechar excesos de liquidez y se pactan a un plazo no mayor a 30 días y corresponden principalmente a operaciones Overnight. Las tasas utilizadas en estas operaciones durante el año 2005 oscilaron entre el 8.97% y 6.37%.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante el ejercicio correspondiente a lo corrido del año 2005 no se presentaron incumplimientos.

6. TITULOS PARTICIPATIVOS

Disponibles para la venta

EMPRESA		Número de acciones	Calificación al 2005	Porcentaje Poseído al 2005	AÑO 2005 Costo Ajustado (*)	Valor de Mercado	Valorizacion o (Desvalorización)	Provisiones
Acerias Paz del Rio s.a.		7,748,883	E-100%	0.00%	6,790	287,561		6,790
Agrotimbio S.A.		547,005	C - 60%	25.35%	1,317,971	1,329,993		478,838
Banco Corfivalle (Panama) S.A..		6,019,000	A	100.00%	14,077,779	14,077,779		
Banco Popular		14,100	A	0.00%	1,298	831		467
Bladex S.A. Clase E		2,070	A		48,158	95,813	47,459	
Bladex S.A. Preferidas		39	A	0.01%	912	1,515	603	
C.I.Intercontex		2,959,720	E-100%	94.84%	19,397,770			19,397,770
C.I. Yumbo S.A.		11,001	A	0.10%	11,311	19,918	8,607	
Caliescali.com S.A.		17,520	D -40%	1.74%	17,520	3,579	(6,971)	8,760
Casa de Bolsa S.A.		883,575	A	94.50%	4,051,062	5,194,502	1,143,440	
Cia Agrop. E ind. Pajonales S.A.		836,160	A	94.51%	22,065,378	50,431,025	28,365,647	
Cofivalle Finance (Bahamas) Limited							1,557,216	
Colmotores S.A.		38,496	A	0.12%	78,936	388,305	309,369	
Colombina S.A.		32,683,321	A	7.59%	14,823,582	15,664,789	841,207	
Compañía Aguas de Colombia		560,000	D -40%	20.00%	1,096,747	849,834	(76,350)	841,026
Concesionaria Tibitoc S.A.		9,086,933	A	33.33%	9,822,702	14,343,542	4,520,840	
Corporación Andina de Fomento		10	A	0.00%	192,958	265,464	72,506	
Deceval S.A.		13,742	A	3.33%	952,340	1,212,232	259,891	
Desmotadora del Norte de Tolima S.A.		135,356	A	54.14%	926,312	5,220,079	4,293,766	
Fiduciaria del Valle S.A.		12,543,714	A	94.50%	10,925,802	16,511,040	5,585,238	
Futbolred.com S.A..		120,000	E-100%		361,593		(304,571)	57,022
Gas Natural S.A. E.S.P.		710,866	A	1.93%	12,555,279	12,035,061	581,929	
Hoteles Estelar de Colombia S.A.		24,100,708	A	84.26%	40,297,617	86,745,437	46,447,821	
IBC Solutions		2,674,758	A	34.85%	6,255,965	1,559,612	(4,698,353)	
Inducarbón		2,528	E-100%	0.09%	1,121	560		1,121
Industrias Lehner S.A.		87,466	E-100%	0.55%	102,777		(76,675)	28,102
Ingenio La Cabaña S.A.		535,436	A	2.53%	6,323,852	8,124,106	1,800,254	
Inmunizadoras Unidas S.A.		1,964,600	D -40%	49.99%	87,146	1,295,163	560,435	
Inversiones Holguin Hurtado & Cia S.A.		199,846	C -60%	1.69%	1,036,517	727,030	(167,283)	316,722
Inversiones de Energía y Gas S.A.	1	413,945	A	48.97%	36,473,223		5,139,127	
Leasing del Valle S.A.		71,239,271	A	94.50%	17,556,928	31,752,056	14,195,128	
Lloreda S.A.		392,512,757	C -60%	52.58%	125,700,206	65,502,529	(21,467,843)	67,781,430
Mayaguez S.A.		282,384	A	0.58%	683,893	1,047,063	363,170	
Molino Pajonales S.A.		28,754	A	92.85%	1,812,871	7,672,815	5,859,944	
N. Hurtado & Cia S.A.		2,364,953	C -60%	8.98%	3,414,259	5,253,128		934,989
Proyectos de Energía S.A.	1	12,701,237	A	94.16%	116,410,77'		10,653,264	
Pizano S.A.		1,036,665	D -40%	2.00%	1,642,850	2,233,806		1,355,982
Prodesal S.A.		31,495,754	A	64.50%	39,019,162	63,730,398	24,711,237	
Prodesal del Cauca S.A.		1,575,895	A	5.40%	254,862	770,628	515,766	
Promigas S.A.	2	18,645,898	A	14.02%	177,858,932	184,832,498		
Promotora de Energía y Gas S.A.	1	113,945	A	20.90%	11,619,23'		4,846,044	
Proyectos de Infraestructura S.A.		13,514,417	A	23.37%	21,831,535	34,644,208	12,812,672	
Proyectos Energéticos del Cauca S.A.		17,955	A	10.70%	3,177,150	3,849,838	672,687	
Siderúrgica del Pacífico S.A.		1,388,293	A	2.54%	572,425	1,345,853	773,428	
Sociedad General de Inversiones S.A.		',890	A	94.50%	1,890			
Sociedad Hotelera Cien Internacional S.A.(Hote		133,393	A	0.39%	58,410	60,658	2,148	
Telecomunicaciones Satelitales Telesat S.A.		',284	A	1.39%	42,554	71,490	28,935	
Valora S.A.		136,998,310	B - 80%	94.95%	19,247,857	17,550,853	(1,697,002)	
Valle Bursátiles S.A.		134,277	A	1.33%	4,467	8,733	4,267	
Valores Cineco S.A.		73,639,104	A	2.85%	1,138,611	1,667,926	529,314	
Valores Diaco S.A.		38,299,296	A	2.85%	936,313	1,735,724	799,411	
TOTAL DISPONIBLES PARA LA VENTA EN TITULOS PARTICIPATIVOS					746,295,595	660,114,874	149,709,722	91,207,019

Negociables

Banco de Bogotá	1,190	A	0.00%	21,030	21,030	
Banco de Occidente	342,786	A	0.27%	4,627,611	4,627,611	
Coltejer	481,700			170	170	
Fondos Comunes Ordinarios				39,460,304	39,460,304	
Fondos Comunes Especiales				49,053	49,053	
Total negociables				44,158,168	44,158,168	

TOTAL INVERSIONES EN TITULOS PARTICIPATIVOS	790,453,763	704,273,042	149,709,722	91,207,019

(*) Costo ajustado incluye ajustes por inflación hasta el 31/12/00 en las Inversiones Disponibles para la venta.
Las Negociables son valoradas con el preci o promedio de los últimos 10 días en que se presenten transacciones en la bolsa.

(1) Se valora de manera integral con las acciones de la E.E.B. y Sub-estación Eléctrica
(2) Por el cambio de burstalidad se reclasificó a disponible para la venta

Mediante Acta de Conciliación suscrita el 05 de Octubre ante el Centro de Arbitraje y Conciliación de la Cámara de Comercio de Bogotá se acordó que, previa realización de determinados actos jurídicos, la Corporación Financiera del Valle S.A. a través de sus inversoras quedará como titular del 3.81 del capital social de Empresa de Energía de Bogotá, y el 100% de la Subestación que posee Central Hidroeléctrica Betania S.A. E.S.P. como activo fijo; a su vez las inversoras dejaran de ser accionista de esta Hidroeléctrica.

7. NEGOCIABLES EN TITULOS DE DEUDA Y PARA MANTENER HASTA EL VENCIMIENTO

	Tasa de Interés %	Saldo
Negociables Títulos de Deuda		
EN MONEDA LEGAL		
Títulos de Tesorería TES	3.03-14.25	$259,097,418
Certificados de Depósito a Término	7.95-11.18	25,909,433
Otros Títulos	0.07-6.07	19,865,746
Bonos Emitidos por Sociedades	5.09-14.92	68,797,649
Titularización	18.44	3,472,037
EN MONEDA EXTRANJERA		
Bonos Decreto 2007	4.41	5,633,413
Bonos Decreto 2008	5.50	38,488
Títulos de Tesorería TES	5.83	10,263,312
Disponibles para la venta		
EN MONEDA LEGAL		
Títulos de Tesorería TES	9.53-12.10	137,378,730
Para mantener hasta el vencimiento		
EN MONEDA LEGAL		
Títulos de Tesorería TES	12.5	8,548,731
Títulos de Desarrollo Agropecuario Clase A	3.26-3.33	9,611,252
Títulos de Desarrollo Agropecuario Clase B	5.26-6.25	16,399,893
Otros Títulos	4.8-10.06	17,731,196
Para mantener hasta el vencimiento		
EN MONEDA EXTRANJERA		
Bonos Decreto 2007	7.11	17,419,269
Total sin provisión		$600,166,567

Las anteriores inversiones fueron calificadas por el riesgo de solvencia en categoría "A" a excepción por los bonos Emcali, los cuales se encuentran calificados por Duff & Phelps de Colombia S.A. para el corte del 31 de mayo de 2005 en "B" y provisionados de acuerdo con la norma.

Según resoluciones 77 de 1990, y 29 de 1991 de la Junta Monetaria y 28 de 1992, 6, 11 y 13 de 1996 y 3 de 2000 de la Junta del Banco de la República, los establecimientos de crédito deben efectuar inversiones obligatorias en títulos emitidos por el Fondo para el Financiamiento del Sector Agropecuario FINAGRO. Así mismo, Según el artículo 45 de la Ley 546 de 1999 establece que todos los establecimientos de crédito están sujetos y obligados a invertir en títulos de reducción de deuda - TRD – en el porcentaje establecido en la misma Ley y de acuerdo al procedimiento descrito para tal efecto por la Superintendencia en la Circular Externa 053 de 2000.

No existen restricciones económicas o jurídicas sobre el portafolio de inversiones.

8. PROVISIONES PARA PROTECCION DE INVERSIONES

Al 31 de Mayo de 2005 la Corporación evaluó la totalidad de las inversiones de acuerdo con las disposiciones de la Superintendencia en relación con el riesgo de solvencia y provisionó las calificadas en las categorías C, D y E, que corresponden a Inversiones de riesgo superior al normal:

	Calificación	Provisión
TITULOS PARTICIPATIVOS		
Riesgo Apreciable	C	69,396,316
Riesgo Significativo	D	2,205,768
Incobrable	E	19,488,805
Otras Provisiones		116,130
Total Provisiones en Títulos Participativos		**91,207,019**
TITULOS DE DEUDA		
Largo Plazo	B	7,584,187
Total Provisiones		**$ 98,791,206**

9. CARTERA DE CREDITOS

Clientes	$	923,650,207
Accionistas y Administradores		20,927,464
	$	944,577,671

La cartera de credito de acuerdo con el vencimiento se clasificó así

Garantías Admisible Cartera Comercial		
Vigente	$	423,688,847
Vencida hasta 12 meses		8,003,811
Vencida mas de 12 meses		111,700
Vencida mas de 24 meses		1,471,821
		433,276,179
Otras Garantías Cartera Comercial		
Vigente		497,287,577
Vencida hasta 12 meses		10,337,594
Vencida mas de 12 meses		625,126
Vencida mas de 24 meses		3,051,195
		511,301,492
	$	**944,577,671**

La cartera de créditos de la Corporación incluye préstamos otorgados con recursos provenientes de cupos de crédito, líneas especiales de crédito, empréstitos externos, líneas de crédito contratadas con organismos internacionales, así como de fondos de carácter financiero administrados por el Banco de la República.

A continuación se detalla la composición de la cartera de créditos por zonas, calificación y sectores económicos.

CARTERA DE CREDITOS POR ZONA Y CALIFICACION

Zona	Capital	A y B	C	D	E	Participación
Valle	493,029,564	415,023,992	1,886,346	36,157,240	39,961,986	52.20%
Bogota	250,744,621	240,666,502	4,278,834	1,256,088	4,543,197	26.55%
Medellín	111,369,306	103,361,618	7,832,688	-	175,000	11.79%
Barranquilla	89,434,180	81,322,042	700,000	5,460	7,406,678	9.47%
	944,577,671	***840,374,154***	***14,697,868***	***37,418,788***	***52,086,861***	***100.00%***

CARTERA DE CREDITOS REESTRUCTURADOS POR ZONA Y CALIFICACION

ZONA	CAPITAL	A y B	C	D	E	PARTICIPACION
VALLE	$ 113,428,041	$ 61,001,998	$ 51,718	$ 35,116,029	$ 17,258,296	65.29%
BOGOTA	16,697,473	8,720,710	2,258,706	1,256,088	4,461,969	9.61%
MEDELLIN	23,904,938	15,897,250	7,832,688	0	175,000	13.76%
BARRANQUILLA	19,709,390	12,297,252	-	5,460	7,406,678	11.34%
	$ 173,739,842	$ 97,917,209	$ 10,143,112	$ 36,377,577	$ 29,301,943	100.00%

COMPOSICION DE LOS CREDITOS CON ACUERDOS INFORMALES Y EN TRAMITE DE CONCURSO POR ZONA

ZONA	CAPITAL	C	D	E	Participación
BOGOTA	$ 3,292,178	$ 321,250		$ 2,970,928	95.56%
VALLE	$ 153,034	51,718	101,316	0	4.44%
	$ 3,445,212	$ 372,968	$ 101,316	$ 2,970,928	100.00%

COMPOSICION DE LA CARTERA DE CREDITOS POR SECTOR ECONOMICO

Sector	A y B	C	D	E	Total por sector	Concentración
Agroindustrial	$ 80,517,706	$ -	$ -	$ -	$ 80,517,706	8.52%
Agropecuario	10,150,764	1,693,441	579,628	2,970,928	15,394,762	1.63%
Agua	228,552	-	-	-	228,552	0.02%
Alimentos y Bebidas	45,772,225	1,021,250	-	-	46,793,475	4.95%
Bienes Inmuebles	22,536,896	-	-	-	22,536,896	2.39%
Caucho	708,333	-	-	-	708,333	0.07%
Comercio y Distribuidores	126,857,088	-	-	20,225,569	147,082,657	15.57%
Construccion	21,021,741	-	19,871,739	-	40,893,480	4.33%
Entidades de Servicios	72,960,331	645,358	-	-	73,605,690	7.79%
Entidades Públicas	12,458,348	1,937,456	13,238,064	19,407,101	47,040,969	4.98%
Explotación de Minas y Canteras	7,408,639	-	299,963	-	7,708,602	0.82%
Financiero	38,230,401	273,531	-	-	38,503,931	4.08%
Hoteleria y Turismo	9,027,252	-	1,258,505	-	10,285,757	1.09%
Industria Manufacturera	46,278,311	149,717	642,186	-	47,070,215	4.98%
Instituciones Educativas	19,638,601	-	-	-	19,638,601	2.08%
Madera	3,873,635	-	-	896,532	4,770,166	0.51%
otros	11,809,204	-	171,300	105,000	12,085,504	1.28%
Papel carton y Editoriales	39,169,474	-	1,357,404	-	40,526,878	4.29%
Petroleo, Gas Natural y Vapor	62,073,371	-	-	-	62,073,371	6.57%
Plástico	33,870,007	-	-	-	33,870,007	3.59%
Quimico	53,028,287	-	-	-	53,028,287	5.61%
Salud	11,224,902	1,125,000	-	-	12,349,902	1.31%
Sector Automotriz	14,635,547	-	-	-	14,635,547	1.55%
Siderurgica y otros metales	32,598,090	17,864	-	-	32,615,954	3.45%
Telecomunicaciones	21,320,149	-	-	2,297,439	23,617,588	2.50%
Textiles, Cuero y otras confecciones	22,093,928	7,834,249	-	6,184,293	36,112,471	3.82%
Transporte	20,882,371	-	-	-	20,882,371	2.21%
Total general	**$ 840,374,154**	**$ 14,697,867**	**$ 37,418,788**	**$ 52,086,862**	**$ 944,577,671**	**100.00%**

COMPOSICION DE CREDITOS REESTRUCTURADOS POR SECTOR ECONOMICO

Sector	A y B	C	D	E	Total por sector	concentración
Agroindustrial	$ 23,631,250	$ -	$ -	$ -	$ 23,631,250	13.60%
Agropecuario	62,475	-	579,628	2,970,928	3,613,031	2.08%
Alimentos y Bebidas	6,452,058	321,250	-	-	6,773,308	3.90%
Comercio y Distribuidores	554,838	-	-	-	554,838	0.32%
Construccion	-	-	19,871,739	-	19,871,739	11.44%
Entidades de Servicios	-	51,718	-	-	51,718	0.03%
Entidades Públicas	12,458,348	1,937,456	13,238,064	19,407,101	47,040,969	27.08%
Hoteleria y Turismo	9,027,252	-	1,258,505	-	10,285,757	5.92%
Industria Manufacturera	3,875,088	-	72,238	-	3,947,326	2.27%
Madera	3,059,513	-	-	896,532	3,956,045	2.28%
Papel carton y Editoriales	2,580,107	0	1,357,404	-	3,937,511	2.27%
Plástico	666,665	-	-	-	666,665	0.38%
Quimico	22,107,500	-	-	-	22,107,500	12.72%
Salud	123,510	-	-	-	123,510	0.07%
Siderurgica y otros metales	688,570	17,864	-	-	706,434	0.41%
Telecomunicaciones	10,000,000	-	-	2,297,439	12,297,439	7.08%
Textiles, Cuero y otras confecciones	2,630,035	7,814,824	-	3,729,943	14,174,802	8.16%
Total general	$ 97,917,209	$ 10,143,112	$ 36,377,577	$ 29,301,943	$ 173,739,842	100.00%

COMPOSICION DE LOS CREDITOS CON ACUERDOS INFORMALES Y EN TRAMITE DE CONCURSO POR SECTOR ECONOMICO					
SECTOR	C	D	E	total por sector	concentración
Agropecuario			$ 2,970,928	$ 2,970,928	86.23%
Alimentos y Bebidas	321,250			$ 321,250	9.32%
Entidades de Servicios	51,718			$ 51,718	1.50%
Papel Cartón y Editoriales		101,316		$ 101,316	2.94%
	$ 372,968	$ 101,316	$ 2,970,928	$ 3,445,212	100.00%

Al 31 de mayo de 2005, la cartera se clasificó de acuerdo con las garantías así:

					PROVISION		
	Capital	Intereses	Otros Conceptos	Garantia Admisible	Capital	Intereses	Otros Conceptos
1- COMERCIAL							
A - Normal	$ 807,429,021	$ 11,843,753	$ 15,890,436	$ 928,219,883	$ 10,460,537	$ -	$ 554,223
B - Aceptable	32,945,133	763,274	1,001,153	77,340,291	1,295,682	11,194	1,589
C - Apreciable	14,697,867	150,060	1,300	18,531,419	4,190,066	142,778	1,300
D - Significativo	37,418,788	10,637	32,722	64,822,062	10,576,050	10,637	32,722
E - Irrecuperable	52,086,862	251,790	698,816	72,126,702	45,508,238	51,363	698,816
Subtotal	**$ 944,577,671**	**$ 13,019,514**	**$ 17,624,427**	**$ 1,161,040,357**	**$ 72,030,573**	**$ 215,972**	**$ 1,288,650**

Creditos Restructurados

					PROVISION		
	Capital	Intereses	Otros Conceptos	Garantia Admisible	Capital	Intereses	Otros Conceptos
A - Normal	$ 77,394,661	$ 1,722,472	$ 1,482,887	$ 194,242,380	$ -	$ -	$ -
B - Aceptable	20,522,549	254,754	1,444	56,907,812	1,063,643	6,109	1,444
C - Apreciable	10,143,112	7,282	-	11,479,231	2,132,675	-	-
D - Significativo	36,377,577	-	30,228	62,878,547	10,091,094	-	30,228
E - Irrecuperable	29,301,943	243,561	455,862	62,747,189	27,278,957	43,134	455,862
	$ 173,739,842	**$ 2,228,068**	**$ 1,970,422**	**$ 388,255,159**	**$ 40,566,370**	**$ 49,243**	**$ 487,535**

Creditos con Acuerdos Informales, Extraconcordatarios y en Trámite de Concurso

			PROVISION
	Capital	Garantia Admisible	Capital
C - Apreciable	$ 372,968	$ 221,650	$ 204,955
D - Significativo	101,316	-	50,658
E - Irrecuperable	2,970,928	447,470	2,970,928
	$ 3,445,212	**$ 669,120**	**$ 3,226,541**

1- Comercial Garantías Idóneas

	CAPITAL	PROVISION CAPITAL	GARANTIA IDONEA
A - Normal	$ 363,746,832	$ 10,460,537	$ 928,219,883
B - Aceptable	23,313,938	699,997	77,340,291
C - Apreciable	3,541,665	1,320,154	18,531,419
D - Significativo	33,760,730	8,747,021	64,822,062
E - Irrecuperable	8,913,173	3,851,659	72,126,702
	$ 433,276,338	**$ 25,079,369**	**$ 1,161,040,357**

Garantía No idónea

	CAPITAL	PROVISION CAPITAL	GARANTIA IDONEA
A - Normal	$ 443,682,189	$ -	$ -
B - Aceptable	9,631,195	595,684	-
C - Apreciable	11,156,202	2,869,912	-
D - Significativo	3,658,058	1,829,029	-
E - Irrecuperable	43,173,689	41,656,579	-
	511,301,333	**46,951,204**	-

Totales	**$ 944,577,671**	**$ 72,030,573**	**$ 1,161,040,357**

Operación Colector

La Corporación realizó entre Noviembre 30 y Diciembre 29 de 1999, una vez aprobada por la Superintendencia Bancaria, una operación colector, que consiste en la venta en firme a mediano o largo plazo de activos improductivos (cartera, bienes recibidos en pago de obligaciones, etc.) a una persona jurídica, formada en algunos casos por los mismos socios o vinculados a la Institución.

La Corporación efectuó venta de cartera por un total de $23.816.056, a la Compañía Valora S.A. empresa en la cual la Corporación participa en un 94.9% de su capital, las condiciones de la venta contemplaron un pago de contado por $6,141,086 y un crédito por $17,674,970 con un plazo de 10 años, amortizaciones a capital en 3 cuotas iguales a partir del séptimo año y una tasa de interés del IPC con adición de un punto porcentual cada dos años a partir del tercer año.

En la operación Colector no se presentó recuperación de provisiones ni utilidad en la venta de cartera. El precio de venta fue establecido por su valor en libros.

Esta transacción generó ingresos en lo corrido del año 2005 por concepto de causación de intereses sobre el crédito otorgado por valor de $377,637.

La Compañía Valora S.A. no ha cancelado durante el año 2005 capital ni intereses y se encuentra al día en su plan de pagos.

El crédito de la Compañía Valora S.A. se encuentra calificado en categoría de riesgo B (Aceptable) y presenta un saldo de $11.066.677.

10. PROVISION PARA CARTERA DE CREDITOS

El movimiento de la cuenta Provisión para Cartera de Créditos durante el año fue el siguiente:

Saldo al principio del año	$ 92,398,142
Provisión Cargada a Gastos	10,726,050
Recuperación de Provisiones	(20,138,773)
Castigo de Cartera	(1,509,069)
Saldo al final del año	$ 81,476,350

La recuperación de provisiones esta representada por la recuperación de la provisión general de cartera por valor de $14.320.000, la reclasificación a provisión de inversiones de cartera capitalizada de C.I. Intercontex por valor de $5.000.000 y recuperación de otros clientes por valor de $818.000.

La compañía constituyó para el año de 2004 una provisión genérica por valor de $16.000.000 con el fin de de mejorar el cubrimiento de los clientes calificados en "D".

La anterior decisión se tomó con base en los criterios que sobre provisiones adicionales genéricas contempla el capitulo II de la Circular Básica Contable y Financiera.

A mayo 31 de 2005 esta provisión se encuentra por valor de $1.680.000

11. CUENTAS POR COBRAR, NETO

Intereses y Comisiones	$17,144,867
Dividendos y Participaciones	8,922,489
Pagos por Cuenta de Clientes	194,064
Venta de Bienes y Servicios (1)	2,671,285
Anticipo a Contratos	290,309
Varios en moneda extranjera	74,797
Otros menores (2)	2,569,654
	31,867,465
Menos: Provisión	1,979,334
	$29,888,131

(1) Corresponden principalmente a operaciones de venta de los derechos fiduciarios recibidos en dación de pago de obligaciones a Valora S.A. por $984,330, Inversiones Amnis S.A. $984,330 y venta de acciones a Proyectos Energéticos del Cauca S.A. $700,000.

(2) Dentro de los más importantes al 31 de mayo de 2005, se registran deudores por honorarios por $430,042; otras cuentas por cobrar a Semek por valor de $452,250 el cual se encuentra provisionado; Productora de Hilados y Tejidos Única cartera recibida por la

liquidación de Constructora Linares Ltda, por valor de $460,982 que se encuentra provisionada en su totalidad .

El movimiento de la cuenta Provisión para Cuentas por Cobrar durante este año ha sido el siguiente:

Saldo al Principio del Año	$9,039,660
Provisión Cargada a Gastos	167,178
Recuperación de Provisiones	(7,227,504)
	$1,979,334

La recuperación corresponde principalmente a la recuperación de la cuenta por cobrar de Emcali que estaba totalmente provisionada por valor de $7,193,588. Generado por el resultado del mejoramiento de la calificación asignada por Duff & Phelps de DD a B.

12. OPERACIONES DE CONTADO Y DERIVADOS

Derechos de venta	$ 1,984,499,537
Obligaciones de venta	(1,926,412,788)
Derechos de compra	1,889,796,500
Obligaciones de compra	(1,922,599,255)
Derechos de venta futuros	2,335,880
Obligaciones de venta futuros	(2,335,880)
Derechos swaps	2,345,206,722
Obligaciones swaps	(2,344,188,278)
Utilidad Call sobre divisas	39,909
Utilidad Puts sobre divisas	134,146
	$26,476,493

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	Venta	Variación %	Compra	Variación %
Derechos				
Divisas	1,657,079,346	31.88%	1,565,046,546	30.62%
Títulos	173,190,640	24.62%	207,854,169	4.60%
	$ 1,830,269,986		$ 1,772,900,715	
Obligaciones				
Divisas	1,599,729,823	32.53%	1,588,327,983	29.10%
Títulos	174,527,797	25.54%	207,073,969	4.21%
	$ 1,774,257,620		$ 1,795,401,952	
	Utilidad		**Pérdida**	
Resultado promedio mensual	4,007,213	-89.41%	2,040,922	-94.42%

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que la conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Los plazos mínimos y máximos oscilaron entre 2 y 365 días durante el período terminado el 31 de mayo de 2005. En marzo de 2004 la Superintendencia emitió la Circular Externa 012 en la cual implementa la contabilización de las operaciones de contado dentro de la cuenta cuyo cumplimiento se acuerda para dentro de los dos días hábiles siguientes a aquel en el que se pacta la operación. La administración de la Corporación ha definido políticas, como también ha incorporado el manual de funciones y procedimientos para la realización de este tipo de operaciones que le permiten administrar el riesgo de manera moderada.

No existen limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

Para la realización de contratos a futuro las garantías en este tipo de operaciones deben registrarse en la cuenta depósitos (otros activos). Ver Nota 15.

13. BIENES REALIZABLES Y RECIBIDOS EN PAGO DE OBLIGACIONES, NETO

Recibidos en pago	
Bienes Inmuebles	$ 9,972,246
Bienes Muebles	1,737,061
	11,709,307
Provisión para protección de bienes recibidos en pago	(9,225,593)
	$ 2,483,714

A continuación presentamos el detalle de los bienes recibidos en dación en pago que componen el saldo de esta cuenta al 31 de mayo de 2005:

Deudor	Descripción del bien	Costo Ajustado	Provisión constituida	% de Part.	Valor Avaluo	Fecha Avaluo
Liscano Hermanos	Inmueble donde funcionan las instalaciones - Cali	4,448,408	3,594,298	49.08%	1,277,048	Jul-04
Fundación Valle del Lli	Edificios A y B Centro Comercial Petecuy (Garajes y Locales)	542,632	451,077	100.00%	101,675	Nov-03
Celulosa del Valle S.A.	Terreno La Laguna , Corregimiento El Carmelo	3,467,625	2,837,744	48.98%	879,598	Mar-05
Vedescol	Lotes No. 1 y No. 2 Vía Guacarí -Buga-Margen Derecha - Guavitas	36,120	28,896	35.39%	20,238	Oct-03
Fundación Valle del Lli	Bodega 400	4,663	3,731	100.00%	2,303	Nov-03
Agropecuaria Calderón Merchán S.A.	Lotes 33 y 36 de la Parcelación Bosques de Calima	85,735	68,588	100.00%	30,618	Dic-02
Agropecuaria Calderón Merchán S.A.	7 Inmuebles en la Parcelación Bosques de Calima III Etapa	212,917	170,333	100.00%	119,631	Dic-02
Desarrolladora Arboleda	Lote 135K	739,923	591,939	100.00%	900,900	Jul-02
Corructec	Casa Kra 35a oeste no.3-30 b. San fernando	233,002	233,002	100.00%	0	Abr-02
Alfredo Steckerl e Hijos S.A.	Local Carrera 54 No. 70-15 Barranquilla	149,149	119,319	20.37%	149,174	Oct-03
Frutas del Trópico	Lote de terreno y construccion - La Pintada - Antioquia	52,071	52,071	5.15%	0	Oct-03
Ruedauto Ltda	Maquinaria	82,938	82,938	30.79%	0	Jun-02
Murillo Lobo Guerrero	Bonos de riesgo no convertibles	1,654,124	991,657		0	
	TOTALES	11,709,307	9,225,593		3,481,295	

La administración de la Corporación actualmente adelanta las gestiones para la realización de estos bienes y espera que se realicen dentro de los plazos establecidos por la Superintendencia; La Corporación asignó al área de Banca Especial para que adelante las gestiones necesarias para la comercialización de estos bienes.

El costo financiero de poseer estos bienes considerados activos improductivos se ha estimado aproximadamente en $3,172,902 por el período terminado el 31 de mayo de 2005 a una tasa del 8.42%.

14. PROPIEDADES Y EQUIPO, NETO

Terrenos	$ 3,979,193
Oficinas en Propiedad Horizontal	12,702,825
Muebles, Enseres, Equipos de Oficina y de Cómputo	9,394,156
Vehículos	472,516
	26,548,690
Depreciación Acumulada	(15,184,177)
Provisión Acumulada	(320)
	$11,364,193

Las propiedades y equipos de la Corporación se encuentran debidamente amparados contra todo tipo de riesgo dependiendo de su naturaleza y por valores que cubren suficientemente

cualquier contingencia de pérdida de los mismos, e igualmente se encuentran libres de todo gravamen.

Los avalúos de los bienes corresponden a los practicados en diciembre de 2003, incluyendo el movimiento neto de las ventas y compras registradas en lo corrido del año 2005:

Terrenos y Oficinas en Propiedad Horizontal	$21,731,033
Muebles, Enseres, Equipos de Oficina y de Cómputo	2,060,873
Vehículos	358,000
	$24,149,906

Con un efecto en valorizaciones así:

Terrenos y Oficinas en Propiedad Horizontal	$11,138,539
Muebles, Enseres, Equipos de Oficina y de Cómputo	1,000,317
Vehículos	200,281
	$12,339,137

15. OTROS ACTIVOS, NETO

Créditos a empleados y ex - empleados(1)	$3,164,068
Derechos en Fideicomisos (2)	83,184,081
Intereses y otros gastos pagados por anticipado (3)	2,062,649
Depósitos en contratos de futuros	1,186,735
Otros	2,052,846
	91,650,379
Provisión (4)	(20,099,674)
	$71,550,705

(1) Incluye préstamos por $2,051,489 para vivienda a cargo de empleados de la Corporación, respaldados con garantía hipotecaria. De acuerdo con la Circular Externa No. 100 de la Superintendencia, estos préstamos fueron calificados en categoría "A".

(2) Los saldos más representativos de la cuenta corresponden a:

Fideicomiso para desarrollo inmobiliario	$58,366,673
Fideicomiso bienes realizables y recibidos en dación de pago	15,940,449
Fideicomiso de administración y venta de inversión	8,522,498
Fideicomiso de administración de cartera	354,461
	$83,184,081

(3)Los intereses y otros gastos pagados por anticipado corresponden básicamente a los siguientes rubros:

Intereses	$325,194
Seguros	500,460
Mantenimiento de equipos	3,712
Otros	442,891
Cargos diferidos	790,392
Saldo al final del año	$2,062,649

El movimiento de la cuenta de intereses y otros pagados por anticipado durante el año fue:

GASTOS PAGADOS POR ANTICIPADO	
Intereses	
Saldo al inicio del año	$ 580,767
Cargos del período	105,967
Amortizaciones durante el año	361,540
Saldo a 31 mayo de 2005	325,194
Seguros	
Saldo al inicio del año	233,748
Cargos del período	1,823,566
Amortizaciones durante el año	1,556,854
Saldo a 31 mayo de 2005	500,460
Mantenimiento de equipos	
Saldo al inicio del año	1,804
Cargos del período	10,263
Amortizaciones durante el año	8,355
Saldo a 31 mayo de 2005	3,712
Otros	
Saldo al inicio del año	19,100
Cargos del período	858,327
Amortizaciones durante el año	434,536
Saldo a 31 de mayo de 2005	442,891
CARGOS DIFERIDOS	
Remodelación	
Saldo al inicio del año	134,411
Cargos del período	-
Amortizaciones durante el año	24,567
Saldo a 31 de mayo de 2005	109,844

Estudios y proyectos	
Saldo al inicio del año	77,508
Cargos del período	12,283
Amortizaciones durante el año	9,801
Saldo a 31 de mayo de 2005	79,990
Programas para computador	
Saldo al inicio del año	107,157
Cargos del período	124,954
Amortizaciones durante el año	154,285
Saldo a 31 de mayo de 2005	77,826
Impuestos	
Saldo al inicio del año	20,384
Cargos del período	30,639
Amortizaciones durante el año	40,571
Saldo a 31 de mayo de 2005	10,452
Contribuciones y afiliaciones	
Saldo al inicio del año	32,113
Cargos del período	96,457
Amortizaciones durante el año	61,930
Saldo a 31 de mayo de 2005	66,640
Otros	
Saldo al inicio del año	107,966
Cargos del período	906,870
Amortizaciones durante el año	569,196
Saldo a 31 de mayo de 2005	445,640
Total gastos anticipados y cargos diferidos	2,062,649

Los gastos pagados por anticipado y los cargos diferidos se amortizan conforme a las políticas mencionadas en el literal k) de la nota 2 sobre políticas y prácticas contables.

(4) Dentro de las provisiones el rubro mas representativo corresponde a los derechos en fideicomisos por valor de $19,977,103.

16. VALORIZACIONES DE ACTIVOS, NETO

Inversiones	
Valorizaciones	$181,034,340
Desvalorizaciones	(28,493,048)
	152,541,292
Propiedades y Equipos (Nota 14)	12,339,137
Derechos en fideicomisos de Inversiones, (neto) (1)	18,310,872
	$183,191,301

(1) En esta cuenta se registra el efecto de la valorización de los fideicomisos para desarrollo de proyectos inmobiliarios contabilizados en la cuenta contable de derechos en fideicomisos de inversión desde el año 2003, también se encuentra registrada la valorización sobre fideicomiso de inversión de acciones de Prodesal S.A. desde el año 2002.

17. DEPOSITOS Y EXIGIBILIDADES

Moneda Legal	
Certificados con Vencimiento inferior a seis meses	$411,786,201
Certificados con Vencimiento entre seis meses e inferiores a un Año	293,949,187
Certificados con Vencimiento igual o superior a un año	298,009,069
Cuentas de ahorro	27,654,681
Sobregiros Bancarios	140,281
Otros Depósitos	137,463
	$1,031,676,882

Los certificados de depósito a término en moneda legal devengaron intereses cuyas tasas fluctuaron en lo corrido del año 2005 entre el 2.00% y el 9.10% anual; con vencimientos antes de un año, pero no inferiores a 3 meses y prorrogables a voluntad del depositante.

18. FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA

Compromisos de Recompra de Inversiones Negociadas	$223,902,702
Fondos Interbancarios Comprados	79,412,433
	$303,315,135

Estos fondos son utilizados para atender necesidades transitorias de liquidez y las tasas fluctuaron durante el período terminado en mayo 31 de 2005 entre el 5.73% y el 8.53% anual y los plazos mínimos y máximos oscilaron entre 1 y 90 días.

Los montos anteriores no están sujetos a restricciones, ni tienen ningún tipo de limitación.

Las garantías que respaldan estas obligaciones están representadas en inversiones voluntarias de liquidez y cartera de créditos.

19. CREDITOS BANCARIOS Y OTRAS OBLIGACIONES FINANCIERAS

	Tasa de Interés Anual %	Saldos
MONEDA LEGAL		
Corriente		
Finagro (1)	7.48-9.57	7,453,634
Banco de Comercio Exterior (Bancoldex) (2)	7.70-9.40	4,351,084
Instituto de Fomento Industrial (IFI) (3)	5.12-6.32	236,667
Findeter (4)		-
		12,041,385
No Corriente		
Finagro (1)	7.48-9.57	99,954,465
Banco de Comercio Exterior (Bancoldex) (2)	7.70-9.40	212,456,091
Findeter (4)	5.12-6.32	124,871,306
Instituto de Fomento Industrial (IFI) (3)	5.12-6.32	3,796,316
		441,078,178
Total moneda legal		**453,119,563**
MONEDA EXTRANJERA		
Corriente		
Bancoldex (2)	6.34-6.49	-
Financiaciones por Aceptaciones y/o Avances	2.09-4.02	98,067,173
		98,067,173
No Corriente		
Bancoldex (2)	6.34-6.49	4,734,336
Financiaciones por Aceptaciones y/o Avances	2.09-4.02	43,273,027
		48,007,363
Total moneda extranjera		**146,074,536**
		$599,194,099

El Gobierno colombiano ha establecido programas para promover el desarrollo de ciertos sectores de la economía. Estos sectores incluyen comercio exterior, agricultura, ganadería, turismo y otras industrias. Dichos programas están bajo la administración del Banco de la República y de entidades de Gobierno.

En desarrollo de tales programas, la Corporación recibe la solicitud de préstamo por parte de los clientes y se efectúa un análisis del crédito de acuerdo con las políticas de la Corporación. Una vez aprobado el crédito la Corporación solicita a las entidades del gobierno respectivas los fondos que van a ser entregados a los clientes. Estos dineros son entregados por dichas entidades a la Corporación una vez se elabore y apruebe el estudio.

El riesgo del crédito es asumido en su totalidad por la Corporación.

(1) Los préstamos concedidos por la Corporación a través de FINAGRO deberán ser destinados a pequeños y medianos productores para la financiación de capital de trabajo y adquisición de maquinaria y equipo que sean aplicados al desarrollo de actividades o proyectos agropecuarios. Son redescontables por el 80% de su valor.

(2) Los préstamos concedidos por la Corporación a través de la línea BANCOLDEX deberán ser destinados a la financiación de capital de trabajo de personas naturales o jurídicas dedicadas a producir y/o comercializar bienes que se destinen a exportaciones no tradicionales o a producir materias primas cuando participen en exportaciones conjuntas. Igualmente pueden destinarse a la capitalización de empresas del sector exportador que adelanten proyectos de inversión fija. Son redescontables por el 80% y 100% de su valor.

(3) Los recursos concedidos a través de la línea IFI se podrán destinar para inversión fija, capital de trabajo y/o capitalización empresarial, tanto en importación de bienes de capital, como para el desarrollo de los proyectos de inversión que contemplen inversión fija en moneda local y/o capital de trabajo, con un plazo hasta 7 años y período de gracia flexible según normas cambiarias.

(4) Los préstamos concedidos por la Corporación a través de FINDETER deberán ser destinados principalmente para inversión social de los municipios. Son redescontables por el 65% de su valor.

Los vencimientos por años de las obligaciones a largo plazo son como sigue:

2006	$ 78,968,753
2007	86,254,540
2008	134,447,627
2009	68,846,445
2010 en adelante	120,568,176
	$ 489,085,541

Estas obligaciones están respaldadas con garantía personal, correspondientes a los pagarés de la cartera de crédito redescontada otorgada a clientes.

20. CUENTAS POR PAGAR

Intereses de Créditos de Bancos y Otras Obligaciones Financieras	$ 7,312,750
Intereses de Certificados de Depósito a Término	15,564,191
Dividendos	5,572,342
Retenciones y Aportes Laborales	1,196,851
Intereses de Fondos Interbancarios Comprados y Pactos de recompra	148,187
Otros Impuestos	1,014,647
Prometientes compradores (1)	1,443,732
Otras (2)	1,656,317
	$33,909,017

(1) Al 31 de mayo de 2005 se compone principalmente de abonos recibidos sobre compra de acciones de Proenca S.A. por parte de Ingenio La Cabaña $1,399,115.

(2) A 31 de mayo de 2005, las partidas más representativas son comisiones y honorarios por $23,310; arrendamientos $74,480; proveedores $747,320 y recaudos pendientes de aplicar de clientes $88,843.

21. PROVISION PARA IMPUESTO SOBRE LA RENTA Y CONCILIACION ENTRE RUBROS FISCALES Y CONTABLES

La tarifa nominal del impuesto sobre la renta aplicable a la Corporación para el año 2005 fue del 38.5%.

El cargo a resultados por impuesto sobre la renta fue como sigue:

Corriente	$3,573,397

A continuación se muestra la conciliación entre la renta gravable y la utilidad antes de impuesto sobre la renta y la determinación de los impuestos correspondientes al período terminado el 31 de mayo de 2005.

Utilidad antes de Impuesto sobre la Renta	$53,986,492
Más (menos)- Provisiones no deducibles, neto	(3,923,045)
Corrección monetaria contable y fiscal	5,229,622
Valoración de Inversiones de Renta Variable, neto	(28,091,731)
Dividendos inversiones negociables, neto	(15,243,832)
Otros	10,038,075
Utilidad en venta de inversiones	3,816,838
Exceso entre renta presuntiva y ordinaria	(25,812,419)
Total Utilidad Fiscal	-
Renta Gravable Presuntiva (1)	24,506,960
Impuesto sobre la Renta (Sobre el mayor valor entre Renta Liquida y Renta Gravable Presuntiva)	38.5%
Gasto Provisión para Impuesto sobre la Renta	9,435,179
Provisión para impuesto sobre la renta a Mayo 31	$3,573,397

(1) Las normas fiscales vigentes establecen que la Renta Gravable para el año 2005 debe ser al menos el 6% del Patrimonio Líquido Gravable del año inmediatamente anterior.

Las declaraciones de renta de los años 2004 y 2003 están sujetas a revisión y aceptación por parte de las autoridades fiscales. La administración de la Corporación y sus asesores legales consideran que no se presentarán diferencias de importancia en relación con los pasivos constituidos en caso de revisión de las declaraciones por parte de las autoridades tributarias.

Impuesto al Patrimonio

La Corporación realizó el pago del impuesto al patrimonio, durante el año 2005, el cálculo del mismo se efectuó tomando como base el patrimonio liquido a Diciembre de 2004.

Conciliación patrimonio fiscal y contable:

PATRIMONIO CONTABLE SIN VALORIZACIONES	$483,910,266
Mas partidas que aumentan el patrimonio fiscal	
Litigios	$115,716
Provisión Otros Activos	20,099,674
Otras Provisiones	6,283
Ingresos anticipados venta inversiones	396,151
Impuesto de renta	3,001,146
Valorización fideicomisos	75,907
Provisión propiedades y equipos	320
Ajuste a los activos fijos	7,817,987
Bienes recibidos en dación en pago	6,332,570
Ajustes otros activos	1,979,334
Otras Provisiones	22,848,654
SUBTOTAL	$ 62,673,743
Menos partidas que disminuyen el patrimonio fiscal	
Valorización propiedades y equipo	12,339,137
Provisión daciones en pago	9,445,777
SUBTOTAL	21,784,914
PATRIMONIO LIQUIDO	$ 524,799,095

A continuación detallamos el movimiento de la corrección monetaria y fiscal por el periodo terminado el 31 de mayo de 2005.

Cuenta	2005 Movimiento	
	Debito	**Crédito**
Depreciación fiscal	$ 660,621	
Patrimonio	19,898,589	
Inversión en acciones		24,400,893
Bienes recibidos en pago		-
Propiedades planta y equipo		1,387,939
Totales	**$ 20,559,210**	**$ 25,788,832**
Saldo		**$5,229,622**

22. OTROS PASIVOS Y PASIVOS ESTIMADOS

El saldo de otros pasivos al 31 de Mayo se descompone así:

Ingresos anticipados (1)	
Saldo a principio del año	$ 17,409,784
Abonos del año	5,416,751
Amortización acreditada al ingreso	(3,762,594)
Saldo al final del año	19,063,941
Obligaciones laborales	
Cesantías	183,561
Intereses sobre cesantías	10,301
Vacaciones	950,265
Prima de Vacaciones	239,719
	1,383,846
Impuesto de renta	6,006,963
Pasivos Diversos	
Litigios en proceso ejecutivo (2)	517,767
Pensiones de jubilación	1,078,120
Intereses generados en procesos de reestructuración (3)	1,305,500
Impuesto Industria y Comercio	239,995
Otros	490,257
	$3,631,639
	$ 30,086,389

(1) Los plazos de amortización de los ingresos anticipados, correspondientes a los intereses de los créditos con modalidad anticipada, descuentos de cartera y operaciones factoring oscilan entre 30 y 150 días.

(2) En el Juzgado Séptimo Laboral del Circuito de Cali cursa proceso ordinario laboral, promovido por el exempleado Luis Fernando Guzmán, donde pretende que la Corporación le reajuste el pago de la indemnización por despido injustificado, reintegro de salarios y prestaciones sociales retenidas deducidas y compensadas indebidamente. Se encuentra en trámite de primera instancia, estimándose probables las pretensiones del demandante.

Así mismo en el Juzgado Tercero Laboral del Circuito de Cali, cursa proceso ordinario de mayor cuantía promovido por el exempleado Carlos Hernán Cárdenas donde pretende el reconocimiento de tiempo extra, el reajuste prestacional y demás pagos inherentes a su relación laboral. Se encuentra en trámite de primera instancia. Se estiman las pretensiones del demandante probables.

(3) Corresponde a los intereses a cargo de clientes que por acuerdos de reestructuración han sido capitalizados y que según con lo dispuesto en la Circular 100 de 1995 de la Superintendencia deben amortizarse al ingreso en la medida que efectivamente sean cancelados y recaudados por caja.

No existen contingencias de pérdidas probables en las filiales, en las cuales la Corporación tiene participación mayoritaria que puedan afectar a la matriz.

Pensiones de Jubilación

El estudio del cálculo actuarial se elabora de acuerdo al Decreto 2783/01, teniendo en cuenta una Tasa Dane del 13.717% y una Tasa DTF del 21.227%.

El número de pensionados que hacen parte del cálculo actuarial es de 1 persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuario se encuentra totalmente amortizado

Monto total del cálculo actuarial	1,078,120
Amortización del periodo	0
Valor pensiones pagadas en el año	62,965
Valor acumulado de amortización	0
Porcentaje de amortización	100%

23. CAPITAL SUSCRITO Y PAGADO

El capital autorizado de la Corporación al 31 de Mayo de 2005 es de 100,000,000 de acciones de valor nominal de $10 cada una. Al cierre del periodo 86,024,347 acciones están suscritas y pagadas y se descomponen en 76,725,353 ordinarias y 9,298,994 preferenciales.

Las acciones con dividendo preferencial y sin derecho a voto (acciones preferenciales) se colocaron en el año 1993 a $5,000 cada una, devengan un dividendo mínimo del 2% anual del precio de suscripción inicial en pesos colombianos ajustable cada año en una suma equivalente al 100% del IPC. Los dividendos de esta clase de acciones no podrá ser inferior al de las acciones ordinarias.

La conformación del capital al 31 de Mayo es como sigue:

Acciones Ordinarias	$767,253
Acciones Preferenciales	92,990
	$860,243

El capital social se ha incrementado como consecuencia de la capitalización de la revalorización del patrimonio desde el año 1995 hasta el 2000 en un valor de $141,472.

24. GANANCIAS ACUMULADAS APROPIADAS Y SUPERAVIT POR REVALORIZACION DEL PATRIMONIO

Reservas

Reserva Legal	
Por apropiación de utilidades líquidas	$41,809,447
Por prima en colocación de acciones	85,790,200
	127,599,647
Reservas ocasionales	
No distribuible valoración de inversiones negociables	85,948,371
	$213,548,018

Legal

De acuerdo con disposiciones legales, el 10% de la ganancia neta de la Corporación en cada ejercicio debe ser apropiado como reserva legal, hasta que el saldo de ésta sea equivalente por lo menos al 50% del capital suscrito. Sólo será procedente la reducción de la reserva legal cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores o cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

Otras Reservas

De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

Se liberaron las reservas ocasionales realizadas de acuerdo con el Artículo 42 Ley 75/86 por valor de $311,792 y otras para beneficencia y donaciones por valor de $65,606.

Dividendos Decretados

Al corte de mayo 31 de 2005 se han decretado dividendos pagaderos en efectivo por $7,378,752 equivalente a $793,50 por acción para las 9.298.994 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas a diciembre 31 de 2004 correspondiente a los dividendos acumulados pendientes por pagar para cada una de ellas de los ejercicios de los años 2000 por $356.25; 2001 por $383.50; 2002 por $53,75.

Superávit por revalorización del patrimonio

Se abono hasta el 31 de diciembre de 2000 a esta cuenta, con cargo a resultados, ajustes por inflación de los saldos de las cuentas de patrimonio. El valor reflejado en esta cuenta no podrá distribuirse como utilidad a los accionistas hasta tanto se liquide la Corporación o se capitalice tal valor.

25. CUENTAS CONTINGENTES Y DE ORDEN

Cuentas Contingentes Acreedoras	
Avales	$ 3,538,890
Garantías Bancarias	9,215,561
Cartas de Crédito no utilizadas	7,917,514
Créditos Aprobados no desembolsados	17,566,268
Obligaciones en Opciones	98,285,093
Dividendos acumulados acciones preferenciales	11,665,309
Otras	25,433,385
	173,622,020
Cuentas Contingentes Deudoras	
Intereses de Cartera de Créditos	40,240,958
Derechos en Opciones	98,452,149
Exceso Renta Presuntiva	109,861,280
Otras contingencias	243,284
Perdidas fiscales por amortizar	71,011,482
	319,809,153
Cuentas de Orden Deudoras	
Bienes y Valores entregados en Garantía	1,427,993,288
Cheques Negociados Impagados	5,696,465
Activos Castigados	70,433,075
Intereses Capitalizados Cartera de Créditos Vencidos	1,028,879
Titulos de Inversión no Colocados	56,870,000
Títulos de Inversión Amortizados	375,700,978
Ajustes por Inflación Activos	95,355,677
Distribución Capital Suscrito y Pagado	860,243
Créditos a Accionistas y Vinculados Económicos	11,277,591
Créditos a Matriz, Filiales y Subsidiarias	773,238
Propiedades y Equipo Totalmente Depreciados	6,242,683
Diferencia entre Valor Fiscal y Contable de Activos	2,431,300,261
Provisión Personas en Situación Concordataria	3,938,616
Títulos Garantizados por la Nación	509,412,703
Títulos Garantizados por el Banco de la República	1,526,760
Títulos Aceptados Establecimientos de Crédito	38,938,342
Operaciones recíprocas con matrices	62,413,471
Operaciones recíprocas que afectan gastos	467,812
Otras cuentas de orden deudoras	247,805,037
	5,348,035,119
Cuentas de Orden Acreedoras	
Bienes y Valores Recibidos en Custodia	60,825,935
Bienes y Valores Recibidos en Garantía Otras	44,172,274
Bienes y Valores Recibidos en Garantía para Futuros Créditos	50,688,945
Bienes y Valores Recibidos en Garantía Idónea	2,669,221,523
Cobranzas Recibidas	1,590,347
Garantías Pendientes de Cancelar	13,812,284
Ajuste por Inflación Patrimonio	212,282,660

Capitalización y Revalorización	131,245,892
Diferencia entre Valor Fiscal y Contable del Patrimonio	10,922,469
Calificación Cartera Comercial Idónea	439,475,153
Calificación Cartera Comercial Otras Garantías	518,154,007
Operaciones recíprocas con matrices	11,171,257
Operaciones recíprocas que afectan ingresos	3,522,359
Operaciones recíprocas que afectan patrimonio	23,314,112
Otras Cuentas de Orden Acreedoras	39,098,536
	4,229,497,753
	$10,070,964,045

26. OTROS EGRESOS E INGRESOS, NETO

Al 31 Mayo los otros ingresos se descomponen así:

Utilidad en venta de bienes recibidos en pago (neto)	$220,605
Pérdida en venta de propiedades (neto)	(10,886)
Arrendamientos	170,868
Recuperación seguro de depósitos	359,365
Ingresos Sub-Estación Electrica (1)	944,154
Otros ingresos (egresos) neto (2)	582,663
	2,266,769

(1) De acuerdo con el cambio de inversión indicado en la Nota 6 estos valores corresponden a los ingresos generados por este activo durante lo corrido del año 2005.

(2) De este rubro $344,165 corresponden al neto de los gastos e ingresos generados por el mantenimiento de los bienes recibidos en dación de pago.

27. GASTOS ADMINISTRATIVOS Y OTROS

Los gastos administrativos se descomponen así:

Impuestos distintos de renta	$2,761,793
Seguros	2,256,465
Contribuciones	603,228
Servicios públicos	561,874
Propagandas y publicaciones	416,182
Depreciación de propiedades y equipo	411,359
Honorarios	408,747
Arrendamientos	407,870
Gastos de viaje y transporte	316,551
Suscripciones	312,683
Servicios de vigilancia y temporales	290,914
Administración y mantenimiento de edificios	214,194
Gasto Iva no descontable	209,848

Gastos mantenimiento	177,006
Amortización de cargos diferidos	173,626
Papelería	125,875
Relaciones públicas	70,066
Capacitación personal	69,563
Cafetería y restaurante	48,822
Procesamiento electrónico de datos	41,660
Donaciones	14,012
Otros	209,223
	$10,101,561

28. COMPAÑIAS FILIALES

La Corporación tiene inversión mayoritaria directa en las siguientes compañías:

Nombre	% Poseído
Banco Corfivalle (Panama) S.A.	100.00
Casa de Bolsa S.A.	100.00
C.I. Intercontex	94.84
Compañía Agropecuaria Industrial Pajonales S.A.	94.50
Valora S.A.	94.95
Desmotadora del Norte del Tolima S.A.	54.14
Hoteles Estelar de Colombia S.A.	84.26
Leasing del Valle S.A.	94.50
Molino Pajonales S.A.	92.85
Proyectos de Energía S.A.	94.16
Fiduciaria del Valle S.A.	94.50
Inversiones de Energía y Gas S.A.	48.97
Promotora de Energía y Gas S.A.	20.90
Lloreda S.A.	53.82
Prodesal S.A.	94.60

29. OPERACIONES CON ACCIONISTAS Y ADMINISTRADORES

OBLIGACIONES A CARGO DE ACCIONISTAS Y VINCULADOS.

El movimiento de los préstamos otorgados a los accionistas y vinculados durante lo corrido del año 2005 es como sigue:

AÑO 2005	ACCIONISTAS	JUNTA DIRECTIVA	REPRESENTANTES LEGALES
ACTIVOS	20,941,175	350,861	65,995
PASIVOS	44	-	19,307
INGRESOS	1,033,355	18,891	5,545
GASTOS	2,907	58,854	1,909

Incluye operaciones activas de crédito de aquellos accionistas que poseen menos del 10% del capital social y su saldo supera el 5% del patrimonio técnico.

Las características de las anteriores operaciones no difieren de las realizadas con terceros y como respaldo de los préstamos concedidos, la Corporación posee Garantías Hipotecarias y Prendarias, según el caso, sobre bienes cuyo valor comercial cubre el monto de los créditos otorgados adicionalmente. Los anteriores créditos se encuentran dentro de los límites previstos por la ley.

OPERACIONES CON COMPAÑIAS VINCULADAS

Las compañías vinculadas según la definición de la administración, son las filiales, subsidiarias y vinculadas económicas. De acuerdo con el artículo 29 de la ley 222 de 1995, a continuación se detallan las principales operaciones con las compañías vinculadas:

Cartera de créditos:

C.I. Intercontex	$19,687,231
Valora S.A.	11,066,677
Hoteles Estelar S.A.	6,730,000
Leasing del Valle S.A.	773,238
Inversiones de Energía y Gas S.A.	23,074,767
Promotora de Energía y Gas S.A.	47,756,632
	$109,088,545

Cuentas por cobrar:

Casa de Bolsa S.A.	$2,649
C.I. Intercontex	242,954
Cia Agropecuaria e Industrial Pajonales S.A.	497,261
Cofivalle Finance (Bahamas) Limited	3,544
Desmotadora del Norte del Tolima S.A.	143,207
Valora S.A.	1,431,216
Fiduciaria del Valle S.A	52,863
Hoteles Estelar S.A.	1,376,332
Leasing del Valle S.A.	20,875
Proyectos de Energía S.A.	60,265
	$3,831,166

Inversiones:

Banco Corfivalle (Panamá) S.A.	$14,077,779
Casa de Bolsa S,.A.	4,051,062
C.I. Intercontex	19,397,771
Cía Agropecuaria e Industrial Pajonales S.A.	22,065,379
Valora S.A.	19,247,855
Desmotadora del Norte del Tolima S.A.	926,312
Fiduciaria del Valle S.A.	10,925,802
Inversiones de Energía y Gas S.A.	36,473,222
Hoteles Estelar S.A.	40,297,617
Leasing del Valle S.A.	17,556,927
Lloreda S.A.	125,700,206
Molino Pajonales S.A.	1,812,871
Promotora de Energía y Gas S.A.	11,619,230
Prodesal S.A.	39,019,163
Proyectos de Energía S.A.	116,410,771
Valle Bursátiles S.A.	4,467
	$479,586,434

A continuación presentamos algunas cifras importantes reflejadas en los estados financieros de nuestras filiales:

Filiales y Subordinadas

Principales Cifras a Mayo 31 de 2005

Cifras expresadas en Millones de Pesos

Empresa	Activos	Pasivos	Patrimonio	Resultados
Banco Corfivalle (Panama) S.A.	90,048.8	75,460.3	14,588.5	321.6
Casa de Bolsa S.A.	11,282.8	6,109.3	5,173.5	541.0
Valora S.A.	31,877.7	14,502.5	17,375.2	(1,860.0)
Productos Derivados de la Sal - Prodesal S.A.	112,726.0	11,773.0	100,953.0	3,812.0
Lloreda S.A.	304,426.5	177,345.7	127,080.8	(1,176.1)
Proyectos de Energía S.A. Pesa	104,071.7	555.8	103,515.9	1,573.6
Inversiones de Energía y Gas S.A.	90,841.5	30,866.6	59,974.9	45.5
Promotora de Energía y Gas S.A.	90,834.0	62,117.6	28,716.4	37.2
Cía Agropecuaria e Industrial Pajonales S.A.	66,276.6	12,988.5	53,288.1	284.3
Molino Pajonales S.A.	14,081.7	5,888.1	8,193.6	(128.2)
Desmotadora del Norte del Tolima S.A.	17,279.4	7,446.6	9,832.8	36.2
Hoteles Estelar S.A.	134,193.1	28,451,7	105,741.4	4,582.3
Leasing del Valle S.A.	419,741.4	384,260.2	35,481.2	3,974.0
Fiduciaria del Valle S.A.	20,909.2	3,694.6	17,214.6	2,864.7
Valle Bursátiles S.A.	707.0	40.9	666.1	28.6
Totales	**1,509,297.4**	**821,501.4**	**687,796.0**	**14,936.7**

No existen decisiones de mayor importancia que la Corporación Financiera del Valle en sú condición de controlante, haya tomado o dejado de tomar en interés de las sociedades controladas, excepto por algunas inversiones que por su situación financiera están siendo evaluadas.

No existen decisiones de mayor importancia que las sociedades controladas hayan tomado o dejado de tomar por influencia o en interés de la Corporación Financiera del Valle.

30. REQUERIMIENTOS LEGALES

Transacciones en moneda extranjera

Las corporaciones están autorizadas para negociar libremente y mantener una posición en moneda extranjera, determinada por la sumatoria de los activos menos los pasivos en moneda extranjera más los derechos menos las obligaciones en moneda extranjera registrados en cuentas contingentes la cual no podrá ser inferior al 5% ni exceder del 20% de su patrimonio técnico, teniendo en cuenta que para el mes a liquidar se deberá tomar el patrimonio técnico de dos meses atrás.

En el caso de estados financieros de corte de ejercicio, o cuando no se haya realizado el reporte a la Superintendencia, el patrimonio técnico que servirá de base para el mencionado cálculo corresponderá al de los estados financieros más recientemente reportados.

Sustancialmente, todos los activos y pasivos en moneda extranjera de la Corporación son mantenidos en dólares estadounidenses.

La posición propia en moneda extranjera de la Corporación, determinada por la diferencia entre activos y pasivos en moneda extranjera, con base en las Circulares Externas 24, 52 de 1992, incorporadas en la Circular Externa 100 de 1995, y posteriores modificaciones (37 de 1996 y 40 y 66 de 1999) emitidas por la Superintendencia, al 31 Mayo estaba conformada así:

	Miles de US$	Equivalente en Miles de Pesos
Activos	$80,313	$187,843,996
Pasivos	71,621	167,514,326
	$ 8,692	$ 20,329,670

Relación de solvencia

El patrimonio técnico de las Corporaciones en Colombia no puede ser inferior al 9% del total de sus activos y contingencias de crédito ponderadas por niveles de riesgo. Al 31 de mayo de 2005 el patrimonio técnico de la Corporación representaba el 13.72%, de sus activos y contingencias de crédito ponderados por nivel de riesgo.

Inversiones

De acuerdo con el Estatuto Orgánico del Sector Financiero y normas de la Superintendencia Bancaria, las inversiones que realicen las Corporaciones Financieras en sociedades no podrán exceder en ningún momento el valor que resulte de sumar el capital pagado, reservas patrimoniales, revalorización del patrimonio y depósitos y exigibilidades a más de un (1) año de plazo. Al 31 de Mayo de 2005 la Corporación estaba cumpliendo con este requerimiento.

Controles de Ley

Al corte del 31 de Mayo de 2005 la Corporación dio cumplimiento a los diferentes requerimientos de ley en materia de encaje, posición propia, capitales mínimos, relación de solvencia, inversiones obligatorias y demás, certificando que al cierre del mencionado ejercicio no existe ni se tiene conocimiento de plan de ajuste alguno al cual deba someterse por incumplimiento de alguna disposición.

31. REVELACIÓN DE RIESGOS

Criterios y Procedimientos para la gestión de activos y pasivos

La Corporación efectúa una gestión integral de la estructura de sus activos, pasivos y posiciones fuera del balance, estimando y controlando el grado de exposición a los principales riesgos de mercado, con el objetivo de protegerse de eventuales pérdidas por variaciones en el valor económico de estos elementos de los estados financieros.

Gestión de riesgos

Al igual que los rendimientos y costos de la operación, los riesgos forman parte integral e inevitable de la actividad financiera. En los últimos años, la gestión de los riesgos de crédito, mercado, liquidez y operacional ha planteado a la Superintendencia y a la Corporación en creciente medida desafíos a los que se ha de hacer frente mediante nuevos principios en cuanto a la gestión, medición y control del riesgo.

La Corporación ha satisfecho estas exigencias, desarrollando herramientas de administración de riesgo para adoptarlas como un elemento básico de su actividad, y destinando cada vez mayor

cantidad de recursos tecnológicos, económicos y humanos. Para la Corporación la capacidad de gestionar el riesgo de forma responsable constituye un requisito importante para hacer frente a los retos que impone el mercado.

La Corporación ha implementado el siguiente sistema de gestión de riesgo:

RIESGO DE TESORERÍA

Los recursos tecnológicos dedicados al control y monitoreo de los riesgos de tesorería se incrementaron en el año 2004 con la adquisición de un software para la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas.

Igualmente existe un comité con miembros de la Junta Directiva el cual se cita cuando hay movimientos importantes del mercado que afectan los resultados para tomar decisiones sobre el portafolio.

Existe un ejecutivo de riesgo especializado en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito, liquidez y operacional. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica.

1. Riesgo de Mercado:

Durante lo corrido del año 2005 la Corporación continuó controlando este riesgo a través de límites de posición de portafolios, además del seguimiento a los límites VeR implementados con los modelos de Risk Metrics tanto para los portafolios de la mesa de pesos como de dólares. Se continuó realizando reportes de stress test y aplicando la metodología de Loss Trigger para limitar las pérdidas potenciales de los negocios de tesorería. La Junta Directiva aprobó las metodologías y los límites en todos los casos.

a. Límites

a) **Posición:** La Junta Directiva definió unos límites máximos para la posición de títulos de deuda pública, tanto para títulos denominados en pesos como en dólares. Igualmente definió un límite máximo para los títulos de deuda privada en cuyo caso adicionalmente debe existir cupo aprobado para el emisor de los títulos. Estos límites fueron definidos en función del valor nominal y plazo.

Éste órgano también definió los límites de posición en divisas.

La posición de la tesorería en deuda pública negociable al cierre de mayo de 2005 se resume así en valores nominales en pesos: TES tasa fija $103,202; TES UVR $46,959; TES IPC $5,200; Títulos Fogafin $13,166; Bonos República de Colombia $7,237y TES TRM $11,033 millones. En títulos de deuda privada el portafolio cerró en $121,283 millones. La posición en riesgo cambiario al cierre de mayo de 2005 ascendió a USD$-22.5 millones.

A partir de 2004 y aprovechando momentos de coyuntura donde se conseguían títulos de deuda pública con tasas atractivas y teniendo en cuenta el costo de los fondos y la

capacidad de liquidez y operativa de la Corporación, se decidió adquirir títulos para ser clasificados como disponibles para la venta. Al cierre de mayo 31 de 2005 este portafolio en valores nominales en pesos estaba compuesto por TES tasa fija $119,000 millones, con vencimientos del 2007, y 2009. La utilidad por realizar contabilizada en el patrimonio correspondiente a la diferencia entre el valor de mercado y el valor a tir de compra de estos títulos ascendía a $5,274 millones.

En títulos de deuda pública al vencimiento la Corporación Financiera del Valle cerró así en valores nominales en pesos: TES tasa fija $8,000 y Bonos República de Colombia $16,880 millones.

El promedio de posición en TES durante el año 2005 fue $241,610 millones y el valor mínimo y máximo fueron $139,163 y $341,499 respectivamente. Para los Yankees los valores son $28,695, $7,205 y $53,303 respectivamente sin incluir títulos clasificados al vencimiento. Para los TES TRM los montos son $10,764, $10,197 y $11,308 respectivamente.

b) **VeR:** es la estimación de la máxima pérdida en el valor de mercado de una posición, al cabo de un periodo de tiempo determinado y dado un nivel de confianza.

La Junta Directiva de la Corporación tiene aprobado un VeR máximo de $-7,101 millones para los negocios de tesorería y este límite se ha cumplido desde su aprobación. El VeR promedio del año ascendió a $-1,648 millones.

Al cierre de mayo 31 de 2005 la tesorería de la Corporación Financiera del Valle S.A. generó ingresos netos antes de gastos operacionales por valor de $21,540 millones de pesos. La relación ingreso / riesgo tomando el VeR promedio del año indica que el riesgo al cual está expuesta la Corporación equivale a un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

c) **Límites de pérdidas:** MAT (Management Action Trigger): la máxima pérdida que la Corporación está dispuesta a asumir en la tesorería. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad. El límite MAT se fijó en $-7,101 millones. Al cierre de mayo 31 de 2005 los resultados de la tesorería en los últimos 30 días era positivo y se contaba con utilidades, por esta razón el límite MAT se estaba cumpliendo con bastante holgura y se ubicaba en un valor de $4,037 millones, incluyendo utilidades por $5,523 y un VeR equivalente a $-1,486.

d) **Análisis de sensibilidad (stress test):** se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo. Se utiliza como escenario más ácido un incremento de 200 puntos básicos en las tasas.

b. **Herramientas de control**

La Corporación cuenta con un módulo de cupos en línea que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de

cumplimiento de los límites explicados en el numeral anterior, y mensualmente se presenta el cumplimiento de los mismos a la Junta Directiva.

2. Riesgo de Liquidez:

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes. Durante el periodo enero a mayo de 2005 la Corporación Financiera del Valle S.A. no presentó exposiciones significativas al riesgo de liquidez según la Circular Externa 042 de la Superintendencia Bancaria.

Por otra parte la Junta Directiva aprobó otros indicadores de liquidez adicionales tanto de largo plazo como de corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días, y el diferencial de tasas de captación frente al peer group. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

Al cierre de mayo 31 de 2005, estos indicadores se comportaron dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 millones de superávit presentaba un valor de $290,393.

3. Riesgo de Crédito:

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

3.1. Definición de cupos

Para efectos de determinar los cupos se siguen las siguientes metodologías dependiendo del sector al cual pertenece el emisor o contraparte.

a) *Sector Real*

Para las entidades pertenecientes al sector real de la economía se realiza un estudio para determinar el riesgo a asumir el cual incluye entre otros puntos:

- Accionistas y Administradores
- Evaluación estratégica y perspectivas
- Evaluación Financiera de Cifras Históricas
- Análisis de proyecciones futuras de la empresa
- Calificación de empresas

Con base en ese estudio se surte el proceso de aprobación en la instancia respectiva.

b) *Sector Financiero*

Incluye entidades de crédito, fiduciarias, comisionistas, fondos de pensiones y cesantías, instituciones de orden estatal, aseguradoras.

Con el fin de determinar el riesgo de un emisor y/o contraparte se utiliza la metodología CAMEL la cual emplea los siguientes factores para su evaluación:

C: Capital Adequacy
A: Asset Quality
M: Management
E: Earnings
L: Liquidity

Basados en esta metodología la instancia respectiva aprueba el cupo de contraparte y/o emisor.

3.2. Categorías de riesgo

Entendiendo que las operaciones de tesorería implican distintos grados de riesgo dependiendo de su naturaleza, la Junta Directiva aprobó las siguientes categorías de riesgo de mayor a menor grado.

Categoría 1:

Préstamos de corto plazo (menor a un año) y largo plazo (mayor a un año).
Ejemplos: Cartera fondos propios, comercio exterior, redescuentos, interbancarios, títulos, avales, garantías bancarias.

Categoría 2:

Exposición crediticia en productos derivados renta fija y divisas.
Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura definida en la Circular Externa 076 de 2000 de la Superintendencia Bancaria, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3:

Riesgo spot (Nacional t+2, Internacional t+5)
Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoría DVP o compensada:

Riesgo de mercado intraday

3.3. Herramientas de control

La Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC, Set-Fx y SEN.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable, y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito, liquidez y operacional asociados al mismo.

RIESGO DE CREDITO

Con la expedición de la Circular Externa 052 de 2004 se precisa que las entidades podrán adoptar sus propios modelos internos o acoger los modelos de referencia de la Superbancaria

Se precisa que las entidades solo podrán presentar modelos internos una vez la Superbancaria adopte los respectivos modelos de referencia. Este organismo adoptará inicialmente el modelo de referencia para la cartera comercial el 1 de julio de 2005. A partir de esa fecha las entidades interesadas podrán presentar para evaluación sus modelos internos de dicha cartera.

Durante el 2004, atendiendo las disposiciones de la Superintendencia Bancaria, continuamos con el proceso de calibración del modelo para el cálculo de Pérdidas Esperadas, contemplado en el SARC; de igual manera se actualizaron las Bases de Datos con los resultados de los clientes de la Corporación, materia prima fundamental para el funcionamiento del modelo

32. GOBIERNO CORPORATIVO

Junta Directiva y Alta Gerencia

La junta directiva y alta gerencia de la Corporación están al tanto y debidamente informadas de las responsabilidades y riesgos de la operación, así mismo de la estructura y de los diferentes procesos que la compañía debe llevar a cabo en su gestión.

De igual forma en las reuniones de junta directiva a las que asiste el presidente y vicepresidentes de la Corporación se tratan todos los temas del riesgo, se definen las políticas, atribuciones y se aprueban los limites en las áreas de tesorería y crédito.

Políticas y división de funciones

La política de gestión de riesgos se impartió desde la junta directiva y presidencia de la institución y abarca toda la gestión de las actividades de la compañía que tienen riesgos inherentes; estas políticas se analizan en junta directiva, comité de presidencia y comité de riesgos financieros.

La Vicepresidencia de riesgos es la responsable de analizar y estimar los diferentes riesgos e informar a presidencia y al comité de riesgos. (ALCO)

Reporte a la junta directiva

Previo análisis de los riesgos en el comité de riesgos financieros (ALCO), se establecen los informes mensuales que van a hacer entregados a la junta directiva en virtud de los diferentes riesgos de la compañía.

Infraestructura Tecnológica

De acuerdo con el tamaño de la Corporación y considerando los cambios en la normatividad de cartera e inversiones que aplicaron desde el año 2002, se han implementado las ayudas tecnológicas para efectuar un adecuado monitoreo a las operaciones generando información confiable para la toma de decisiones. Con estas ayudas la Corporación tiene la capacidad de hacer el seguimiento permanente a las operaciones.

Metodologia para medición de riesgos

Las metodologías existentes identifican y miden los diferentes tipos de riesgo y es así como operan los métodos encaminados a evaluar el riesgo de operaciones de tesorería, para operaciones de divisas y el método de riesgo de mercado y que fueron enunciadas en las notas 2 y 32.

Estructura Organizacional

Se definió claramente en el organigrama de la Corporación el área de control de riesgos, quien actúa con completa independencia respecto del áreas comercial y de operaciones siendo su reporte en forma directa a la presidencia de la Corporación.

Verificación de Operaciones

La Corporación cuenta con mecanismos de seguridad que le permiten constatar, cuando sea del caso, las condiciones pactadas y comprobar que las operaciones realizadas son adecuadas.

Así mismo, el registro contable de las operaciones se realiza de manera ágil y confiable toda vez que son verificadas para evitar errores que puedan alterar los resultados de la entidad.

Auditoria

La revisoria fiscal y la auditoria interna se encuentran plenamente informadas de las operaciones de la entidad y en sus visitas y verificaciones han efectuado recomendaciones las cuales han sido atendidas por la administración.

De igual forma se verifican las operaciones efectuadas entre las personas y empresas vinculadas cuando es del caso.

Recurso Humano

Las personas que están involucradas con el área de riesgo están altamente calificadas y preparadas, tanto en su parte académica como en su parte profesional.

33. MADURACION DE ACTIVOS Y VENCIMIENTO DE PASIVOS

Teniendo en cuenta la dinámica establecida en la gestión de activos y pasivos, a continuación mostramos las principales cuentas que afectan el GAP de la Corporación en una maduración correspondiente a 12 meses:

Disponible	$32,310,640
Fondos Interbancarios	7,266,482
Inversiones Negociables	430,293,335
Inversiones No Negociables	178,190,524
Cartera De Cr. Comercial	487,809,857
Cuentas Por Cobrar	13,918,405
Aceptaciones Activas	30,047,052
Otros Activos	4,227,895
Contingentes Deudoras	(5,187)
Total Posiciones Activas	**$1,184,059,003**
Cdt's	617,791,740
Depósitos De Ahorro	27,732,764
Otros	277,745
Fondos Interbancarios	303,576,878
Créditos De Bancos	301,650,330
Cuentas Por Pagar	8,862,621
Títulos De Inversión en Circulación	0
Otros Pasivos	2,846,112
Pasivos Estimados Y Prov.	6,510,545
Contingentes Acreedoras	0
Total Posiciones Pasivas	**$1,269,248,735**

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADOS FINANCIEROS CONSOLIDADOS
CON FILIALES FINANCIERAS
A MAYO 31 DE 2005

Deloitte

Deloitte & Touche Ltda.
Edificio Corfivalle
Calle 10 Nº 4 - 47 Piso 20
A.A. 4445/3645
Nit. 860.005.813-4
Cali
Colombia

Tel. +57(2) 883 7027
Fax: +57(2) 8834836
www.deloitte.com

INFORME DEL REVISOR FISCAL

A la Superintendencia Bancaria:

1. En cumplimiento con la Circular Externa 100 del 24 de noviembre de 1995 Capítulo X, emitida por la Superintendencia Bancaria, he auditado el balance general consolidado de CORPORACION FINANCIERA DEL VALLE S.A., y sus filiales financieras, al 31 de mayo de 2005 y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas consolidados y de flujos de efectivo consolidados por el período de cinco meses terminado el 31 de mayo de 2005. Los estados financieros consolidados al 31 de mayo de 2005 son de período intermedio de cinco meses y corresponden a estados financieros extraordinarios consolidados preparados para efectos de someter a consideración de la Superintendencia Bancaria una eventual fusión de la Corporación. Tales estados financieros fueron consolidados bajo la responsabilidad de la administración de la Corporación, para lo cual debe seguir las instrucciones contables impartidas por la Superintendencia Bancaria. Entre mis funciones se encuentra la de expresar una opinión sobre sus estados financieros no consolidados con base en mis exámenes de los mismos, la cual emití el 5 de julio de 2005.

2. La Corporación Financiera del Valle S.A., consolidó al 31 de mayo de 2005 con Leasing del Valle S.A., Banco Corfivalle (Panamá) S.A. y Fiduciaria del Valle S.A.

3. No he examinado los estados financieros de período intermedio con corte al 31 de mayo de 2005 de Leasing del Valle S.A., Banco Corfivalle (Panamá) S.A. y Fiduciaria del Valle S.A., los cuales representan de los estados financieros consolidados de Corporación Financiera del Valle S.A., y sus filiales financieras a dicha fecha, el 17,32% del total de activos base de consolidación, el 12,72 % del total de ingresos operacionales base de consolidación y participan con una utilidad de $7.160 en los resultados base de consolidación. Los exámenes de los estados financieros fueron realizados por otros revisores fiscales y auditores externos, quienes me suministraron los resultados de la revisión sobre estados financieros intermedios. Por lo tanto, mi opinión sobre las cifras relativas a estas subordinadas incluidas en los estados financieros consolidados al 31 de mayo de 2005, está basada únicamente en los resultados de la revisión de dichos revisores fiscales.

4. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, en cuanto al cumplimiento de los criterios y procedimientos establecidos en la Circular Externa 100 del 24 de noviembre de 1995 Capítulo X, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

5. En mi opinión, los estados financieros consolidados antes mencionados, presentan razonablemente la situación financiera consolidada de Corporación Financiera del Valle S.A., y sus filiales financieras al 31 de mayo de 2005 y los resultados consolidados, de cambios en el patrimonio de los accionistas consolidados y de flujo de efectivo consolidados por el período de cinco meses terminado el 31 de mayo de 2005, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria en Colombia, en la Circular Externa 100 del 24 de noviembre de 1995 Capítulo X y por las normas contables de general aceptación establecidas por el Decreto 2649 de 1993.

Morales
OSCAR DARIO MORALES R.
Revisor Fiscal
Tarjeta Profesional No. 3822-T
Miembro de Deloitte & Touche Ltda.

12 de julio de 2005.

CORPORACION FINANCIERA DEL VALLE S.A.

BALANCE GENERAL CONSOLIDADO CON FILIALES FINANCIERAS
AL 31 DE MAYO DE 2005
(Expresado en millones de pesos colombianos)

	NOTAS	
Activos		
Disponible	5	$ 55,132.7
Fondos interbancarios vendidos y pactos de Reventa	6	14,924.8
Inversiones		
Titulos Participativos	7	749,536.7
Negociables en Titulos de Deuda y Para Mantener hasta el Vencimiento	8	656,696.4
		1,406,233.1
Menos - Provisión para Protección de Inversiones	9	(98,834.6)
		1,307,398.5
Cartera de Créditos		
Categoría A		1,164,771.5
Categoría B		50,334.3
Categoría C, D y E		108,512.6
	10	1,323,618.4
Menos - Provisión para Cartera de Créditos	11	(87,152.3)
		1,236,466.1
Operaciones de Contado y Derivados	12	26,525.7
Cuentas por Cobrar, Neto	13	43,106.7
Bienes Recibidos en Pago de Obligaciones, neto	14	2,812.0
Propiedad, y Equipo, neto	15	27,843.9
Bienes Dados en Leasing	16	783.3
Otros Activos, neto	17	104,449.0
Valorizaciones de Activos, neto	18	165,003.9
Total de los Activos		$ 2,984,446.6
Cuentas Contingentes y de Orden	28	$ 11,652,793.5
Pasivos y Patrimonio de los Accionistas		
Depósitos y Exigibilidades	19	$ 1,211,153.6
Fondos Interbancarios Comprados y pactos de Recompra	20	297,697.2
Créditos Bancarios y Otras Obligaciones Financieras	21	736,299.7
Cuentas por Pagar	22	68,777.1
Títulos de Inversión en Circulación	23	89,293.0
Otros Pasivos y Pasivos Estimados y Provisiones	25	44,622.3
Total de los Pasivos		2,447,842.9
Patrimonio de los Accionistas		
Capital Suscrito y Pagado	26	860.2
Ajuste por conversión de estados financieros		0.0
Ganancias Acumuladas		
Apropiadas		214,961.8
No Apropiadas		
Ejercicios Anteriores		17,061.5
Presente Ejercicio		53,650.5
Superávit por :		
Revalorización del Patrimonio		81,036.8
Ganancias acumuladas no realizadas en inversiones disponibles para la venta		4,116.6
Valorizaciones de Activos, neto		164,916.3
Total Patrimonio de los Accionistas		536,603.7
Total de los Pasivos y Patrimonio de los Accionistas		$ 2,984,446.6
Cuentas Contingentes y de Orden	28	$ 11,652,793.5

Las notas que se acompañan son parte integrante de los estados financieros

(*)AMALIA CORREA YOUNG
Representante Legal

(*)BENJAMIN ZAMUDIO GARRIDO
Contador General
T.P. No. 34908-T

OSCAR DARIO MORALES
Revisor Fiscal
Miembro de Deloitte & Touche Ltda
T.P.Nro. 3822-T
(Ver opinión adjunta)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADO DE RESULTADOS CONSOLIDADO CON FILIALES FINANCIERAS

POR EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MAYO DE 2005

(Expresado en millones de pesos colombianos, excepto la utilidad neta por acción expresada en pesos)

	NOTAS	
Ingresos Operacionales Directos		$ 232,124.5
Otros Ingresos Operacionales		33,375.8
Total Ingresos	29	265,500.3
Gastos Operacionales Directos		168,143.9
Otros Gastos Operacionales		53,350.0
Total Gastos Operacionales	30	221,493.9
Utilidad Neta Operacional		44,006.4
Ingresos no Operacionales, neto	31	17,298.0
Utilidad antes de Provisión para Impuesto sobre la Renta e Interés Minoritario		61,304.4
Provisión para Impuesto sobre la Renta	24	7,277.8
Gasto Interés Minoritario	31	376.1
Utilidad Neta Consolidada		**$ 53,650.5**
Utilidad Neta Consolidada por Acción		**$ 623.64**

Las notas que se acompañan son parte integrante de los estados financieros.

(*)AMALIA CORREA YOUNG
Representante Legal

(*) BENJAMIN ZAMUDIO GARRIDO
Contador General
T.P. No. 34908-T

OSCAR DARIO MORALES
Miembro de Deloitte & Touche Ltda
Revisor Fiscal
T.P. Nro. 3822-T
(Ver opinión adjunta)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADO DE FLUJOS DE EFECTIVO CONSOLIDADO CON FILIALES FINANCIERAS

POR EL PERÍODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MAYO DE 2005

(Expresado en millones de pesos colombianos)

FLUJOS DE EFECTIVO DE ACTIVIDADES DE OPERACIÓN	
Utilidad neta del periodo	**$ 53,650.5**
Ajuste para conciliar la perdida neta del año con el efectivo neto provisto por actividades de operación:	
Depreciación	551.7
Provisión para protección de Inversiones	10,327.6
Provisión para cartera de crédito	11,016.0
Provisión de bienes recibidos en pago, propiedades y equipo y bienes dados en leasing	1,179.9
Provisión de cuentas por cobrar	369.7
Provisión de otros activos	6,306.8
Valoración de inversiones	57,862.2
Interes minoritario	(33.9)
Utilidad Neta Depurada	141,230.5
Disminución en cartera de créditos	123,836.1
Disminución en cuentas por cobrar	(466.5)
Aumento de otros activos	3,100.0
Aumento en otros pasivos	2,847.4
Aumento en cuentas por pagar	10,718.3
Ganancias acumuladas no realizadas títulos disponibles para la venta	(186.0)
Efectivo neto provisto por las actividades de operación	**281,079.8**
FLUJOS DE EFECTIVO DE ACTIVIDADES DE INVERSION	
Aumento de propiedades y equipo, bienes recibidos en pago y dados en leasing	794.4
Venta de propiedades y equipo, bienes recibidos en pago y dados en leasing	234.0
Compra de inversiones y productos derivados	(44,187,333.4)
Venta de inversiones	43,800,987.0
Fondos Interbancarios, neto	32,316.0
Efectivo neto utilizado en las actividades de inversión	**(353,002.0)**
FLUJOS DE EFECTIVO DE ACTIVIDADES DE FINANCIACION	
Disminución en aceptaciones bancarias, créditos bancarios y otras obligaciones financieras	(26,024.5)
Aumento en Depósitos y exigibilidades	97,675.2
Distribución de dividendos	(7,378.8)
Aumento Títulos de inversión en circulación	24,025.0
Efectivo neto provisto en las actividades de financiación	**88,296.9**
AUMENTO EN EL DISPONIBLE	**16,374.6**
DISPONIBLE AL COMIENZO DEL PERIODO	**38,758.1**
DISPONIBLE AL FINAL DEL PERIODO	**55,132.7**

Las notas que se acompañan son parte integrante de los estados financieros

AMALIA CORREA YOUNG
(*) Representante Legal

BENJAMIN ZAMUDIO GARRIDO
(*) Contador General
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Deloitte & Touche Ltda
T.P. No. 3822-T
(Ver Informe Adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADO DE CAMBIOS EN EL PATRIMONIO DE LOS ACCIONISTAS CON FILIALES FINANCIERAS
POR EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MAYO DE 2005

(Cifras expresadas en miles de pesos colombianos)

	Capital			Reservas: Legal							
	Social autorizado	Por suscribir	Suscrito y pagado	Por apropiación de utilidades	Por prima en colocación de acciones	Otras reservas	Utilidades (Pérdidas) acumuladas	Superávit por valorizaciones	Revalorización del patrimonio	Ganancias o pérdidas acumuladas no realizadas	Total Patrimonio
SALDO AL 31 DE DICIEMBRE DE 2004	$ 1,000.0	$ 139.8	$ 860.2	$ 43,706.3	$ 85,866.1	$ 87,449.1	$ 22,203.9	$ 160,172.2	$ 81,036.8	$ 4,302.6	$ 485,597.2
Distribución de utilidades							(5,878.0)				(5,878.0)
Liberación de reservas						(1,500.7)					(1,500.7)
Utilidad del ejercicio							53,650.5				53,650.5
Superávit por valorización								4,744.1			4,744.1
Ajustes por consolidación y homologación				(559.0)			735.7				176.7
Utilidades acumuladas no realizadas títulos disponibles para la venta										(186.0)	(186.0)
SALDO AL 31 DE MAYO DE 2005	$ 1,000.0	$ 139.8	$ 860.2	$ 43,147.3	$ 85,866.1	$ 85,948.4	$ 79,712.0	$ 164,916.3	$ 81,036.8	$ 4,116.6	$ 536,603.7

Las notas que se acompañan son parte integrante de los estados financieros.

AMALIA CORREA YOUNG
(*) Representante Legal

BENJAMIN ZAMUDIO GARRIDO
(*) Contador General
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Deloitte & Touche Ltda
T.P. No. 3822-T
(Ver informe Adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS CON FILIALES FINANCIERAS AL 31 DE MAYO DE 2005

(Cifras expresadas en millones de pesos colombianos - salvo en lo referente a tasas de cambio, importes en moneda extranjera, dividendos y valores por acción).

1. ENTIDAD REPORTANTE

La Corporación Financiera del Valle S.A. (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Bancaria mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de Noviembre de 1961 mediante escritura pública No 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 30 de Junio del año 2010, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Modificada mediante escritura pública No 3143 de septiembre 26 de 2001 donde se adoptaron medidas especificas para el buen gobierno de la sociedad. Con el objetivo de capitalizar la Corporación en $20,000 millones en julio de 2003, se reformaron los estatutos y se incrementó el capital autorizado de $800 millones a $1,000 millones emitiendo por esta razón 20 millones de acciones.

El objeto social de la Corporación está enmarcado exclusivamente en las operaciones autorizadas por la ley para las entidades financieras y consiste principalmente en la movilización de recursos y la asignación de capital para: a) promover la creación, organización, reorganización, fusión, transformación y expansión de cualquier tipo de empresa, manufactureras, agrícolas, pecuarias, mineras y hoteleras, entre otras; b) suscribir y conservar acciones o partes de interés social en las empresas que le sea permitido; c) fomentar, auspiciar y promover la participación del capital privado tanto nacional como extranjero sin sobrepasar los límites máximos establecidos por la ley; d) emitir bonos de garantía general y de garantía específica; e) adquirir y negociar toda clase de valores mobiliarios emitidos por empresas de diferentes sectores económicos; f) recibir fondos en moneda nacional o extranjera, en depósitos y en general, realizar las operaciones que autorice la ley para este tipo de sociedades.

La Corporación tiene su domicilio principal en la ciudad de Cali y opera a través de 4 agencias y 9 oficinas en distintas ciudades del país, y cuenta con 307 empleados, además posee las siguientes filiales y subsidiarias financieras: Leasing del Valle S.A., Compañia de Financiamiento Comercial, Banco Corfivalle (Panamá) S.A., Sociedad Financiera en el exterior, Fiduciaria del Valle S.A. y 13 filiales del sector real.

2. BASES DE PRESENTACION DE LOS ESTADOS FINANCIEROS

Consolidación

Las instituciones financieras en Colombia deben llevar sus registros contables y preparar sus estados financieros de propósito general de conformidad con reglas prescritas por la Superintendencia Bancaria colombiana (en adelante "la Superintendencia"). Estas son consideradas por la ley como principios de contabilidad generalmente aceptados en Colombia para instituciones financieras. Dichos estados financieros de propósito general, que no son consolidados, se presentan a los accionistas y sirven de base para reparto de dividendos y otras distribuciones. Adicionalmente, el Código de Comercio exige la elaboración de estados financieros de propósito general consolidados en los períodos fiscales, los cuales son presentados a la asamblea de accionistas pero no sirven de base para la distribución de dividendos y apropiaciones de utilidades.

Estos estados financieros consolidados han sido preparados sobre la base de requisitos prescritos por la Superintendencia, con eliminación de cuentas y transacciones entre compañías vinculadas.

La afiliada financiera extranjera incluida en los estados financieros consolidados se rigen por normas y prácticas contables vigentes en el país donde opera. Sin embargo, se han hecho ajustes y reclasificaciones para efectos de consolidación a fin de adaptar sus estados financieros a las normas contables prescritas por la Superintendencia.

Los estados financieros consolidados incluyen las subsidiarias en las cuales la Corporación posee, directa o indirectamente, el 50% o más de las acciones en circulación con derecho a voto. Todas las entidades en las cuales la Corporación posee (directa o indirectamente) menos del 50%, se registran al costo en el rubro de "inversiones disponibles para la venta" en los estados financieros consolidados.

Los estados financieros consolidados al 31 de Mayo de 2005 incluyen los estados financieros de la Corporación y los de sus subordinadas, vigiladas por la Superintendencia. Las subordinadas son las siguientes:

	Porcentaje de participación A Mayo 31 de 2005	Fecha de Adquisición Mayoritaria
Leasing del Valle S.A.	94.5%	Enero de 1988
Fiduciaria del Valle S.A.	94.5%	Junio de 1993
Banco Corfivalle (Panamá) S.A.	100%	Diciembre de 2004

Leasing del Valle es una subordinada cuyo objeto social es la captación de recursos mediante depósitos a término para realizar operaciones de leasing o arrendamiento financiero y operaciones activas de crédito hasta los límites señalados por la ley.

Fiduciaria del Valle S.A. tiene como objeto exclusivo el desarrollo de todos los negocios Fiduciarios regulados por la ley y por las normas que la complementen y adicionen, sobre toda clase de bienes muebles e inmuebles corporales e incorporales.

Banco Corfivalle (Panamá) S.A. tiene como objeto social principal realizar operaciones de préstamos, leasing internacional y otros para financiar capital de trabajo de sus clientes.

Los procedimientos utilizados para la conversión a pesos colombianos de los estados financieros de la subordinada en el exterior incluidos en esta consolidación fueron:

a) Los activos, pasivos y patrimonio se reexpresan a tasa de cierre $ 2,338.89 por US$1 al 31 de Mayo de 2005 excepto la cuenta de capital y utilidades retenidas que se reexpresa a tasa histórica a la fecha de compra y cierre del ejercicio anterior respectivamente y la diferencia con respecto a la tasa de cierre se registra en la cuenta ajuste por conversión reportado en el patrimonio.

b) La diferencia en cambio registrada por la entidad inversionista producto de la reexpresión del valor de la inversión, desde la fecha de su adquisición hasta la fecha de consolidación se elimina en el estado financiero consolidado con cargo a las cuentas patrimoniales del consolidado denominadas "Ajuste por conversión de estados financieros".

c) Los ingresos y gastos se reexpresan a la tasa representativa del mercado calculada el último día hábil del mes y certificada por la Superintendencia, de acuerdo con lo establecido en la Circular Externa 006 de enero 30 de 2004.

A continuación se relacionan las tasas de cambio utilizadas en la conversión de los estados financieros; en las cuentas patrimoniales:

Tasa de cambio histórica:

	Tasas Históricas	**Fecha**
Banco Corfivalle (Panamá) S.A.	2,607,62	Ago./04
	2,385.10	Dic./04

Tasas de cambio promedio mes utilizadas para la conversión de las cuentas del estado de resultados:

	2005
Enero	2,363.75
Febrero	2,327.98
Marzo	2,363.23
Abril	2,348.32
Mayo	2,338.89

El efecto de la consolidación en el patrimonio neto de la Corporación se indica a continuación:

Saldo del patrimonio de la matriz	539,313.9
Más: Adiciones en inversiones en subordinadas	67,284.2
Menos: Eliminaciones de interés minoritario y Operaciones recíprocas	65,003.9
	541,594.2

3. PRINCIPALES POLITICAS Y PRACTICAS CONTABLES

Las políticas de contabilidad y la preparación de los estados financieros de la Corporación han sido preparados de acuerdo con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria y en lo no previsto en ellas, por las normas contables de general aceptación establecidas por el Decreto 2649 de 1993. Ciertos principios contables aplicados por la sociedad que están de acuerdo con los principios de contabilidad generalmente aceptados en Colombia, podrían no estar de acuerdo con principios de contabilidad generalmente aceptados en otros países.

Las principales políticas y prácticas contables utilizadas por la Corporación se resumen a continuación:

a) Sistema contable

El sistema contable utilizado por la Corporación y sus filiales es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la Circular 011 de 2002 emitida por la Superintendencia, relacionado con el ingreso por intereses que no causan sobre cartera comercial, que tengan mas de tres meses de vencida. Estos intereses se acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

b) Conversión de transacciones y saldos en moneda extranjera

Las transacciones y los saldos en moneda extranjera se convierten a pesos a las tasas de cambio representativas de mercado aplicables, certificadas por la Superintendencia. La tasa representativa del mercado certificada por la Superintendencia para el dólar de los Estados Unidos de Norteamérica fue de $2,338.89 por US$1 al 31 de Mayo de 2005.

Al cierre de cada ejercicio los saldos en moneda extranjera se ajustan a la tasa de cambio representativa del mercado, y la diferencia se refleja en las respectivas cuentas de activos, pasivos y resultados del año.

c) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación y sus filiales tales como: Caja, depósitos en el Banco de la República, depósitos en bancos tanto en moneda nacional como extranjera y otras entidades financieras tanto del país como del exterior.

Así mismo los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados, que no hayan sido cobrados luego de 6 meses de girados, se reclasifican a la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, se deben provisionar las notas debito extractadas no contabilizadas y las notas créditos contabilizadas no extractadas que posean más de 30 días cuando sea en moneda nacional y 60 días cuando se trate de moneda extranjera, de permanencia en dichas conciliaciones.

d) <u>Fondos interbancarios vendidos y pactos de reventa, y fondos interbancarios comprados y pactos de recompra</u>

Bajo estos rubros se clasifican: (a) las colocaciones que hace la Corporación en otras instituciones bancarias utilizando sus excesos de liquidez durante un plazo máximo de 30 días y (b) las colocaciones recibidas por la Corporación y sus filiales de otras instituciones financieras en las mismas circunstancias. Los rendimientos de fondos interbancarios vendidos o comprados son abonados o cargados a resultados según el caso a medida que se causan.

Las colocaciones hechas bajo la modalidad de pacto de retroventa de la garantía, denominadas "compromisos de reventa de inversiones o cartera negociada" se contabilizan en el activo, cuando la Corporación es la acreedora; y en el pasivo, bajo la denominación "compromiso de recompra de inversiones o cartera negociada", cuando la Corporación y sus filiales son deudoras. La diferencia entre el valor entregado o recibido inicialmente y el valor recibido o entregado finalmente, se contabiliza como ingreso o gasto según el caso, observando normas de causación.

e) <u>Inversiones</u>

La Corporación evalúa, clasifica y registra las inversiones según lo dispuesto en la Circular Externa 033 de la Superintendencia, esta circular establece la clasificación de todas las inversiones en negociables, disponibles para la venta y para mantener hasta el vencimiento, a su vez, las negociables y las inversiones disponibles para la venta se clasifican en valores o títulos de deuda y valores (renta fija) o títulos participativos (acciones y bonos convertibles en acciones), de acuerdo con las características o condiciones propias de la clase de inversiones de la que forme parte cada título así:

1. Se clasifican como inversiones negociables todo valor o título que haya sido adquirido con el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio.

2. Se clasifican como inversiones para mantener hasta el vencimiento, los valores o títulos respecto de los cuales se tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta su vencimiento de su plazo de maduración o redención. Con este tipo de inversión no se pueden realizar operaciones de liquidez, salvo para los casos excepcionales que determine la Superintendencia.

3. Son inversiones disponibles para la venta los valores o títulos que no se clasifiquen como negociables o como inversiones para mantener hasta el vencimiento, y respecto de los cuales se mantiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos cuando menos un año contados a partir del primer día en que

fueron reclasificados por primera vez, o en que fueron reclasificados, como inversiones disponibles para la venta.

La Corporación puede efectuar reclasificaciones de las inversiones entre las diferentes clasificaciones, previo el cumplimiento de ciertos requisitos establecidos por la Superintendencia.

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata la citada Circular, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversión de la que forme parte.

La valoración de las inversiones se debe efectuar diariamente, excepto para los títulos que por la misma disposición se deban valorar con otra frecuencia.

La valoración esta determinada por su valor o precio justo de intercambio, el cual es dado por:

a. El que se determine de manera puntual a partir de las operaciones representativas del mercado que se hayan realizado en los módulos o sistemas transaccionales administrados por el Banco de la República o por las entidades vigiladas por la Superintendencia de Valores.

b. El que se determine mediante el empleo de tasas de referencia y márgenes calculado, a partir de operaciones representativas agregadas por categorías, que se hayan realizado en los módulos o sistemas transaccionales administrados por el Banco de la República o por las entidades vigiladas por la Superintendencia de Valores.

c. El que se determine por otros métodos, debido a la inexistencia de un valor o precio justo de intercambio que pueda ser establecido a través de cualquiera de las previsiones de que tratan los literales anteriores.

Los valores o títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, según los cálculos efectuados o autorizados por la Superintendencia de Valores.

a. Alta bursatilidad, se valoran con base en el último precio promedio ponderado diario de negociación, publicado por las bolsas de valores, de no existir precio para ese día se tomará el último valor registrado.

b. Media bursatilidad, se valoran con base en el precio promedio ponderado por la cantidad transada de los últimos cinco días en los que hayan habido negociaciones, dentro de un lapso igual al de la duración del período móvil que se emplee para el calculo del indice de bursatilidad, incluyendo el día de la valoración.

c. Baja o mínima bursatilidad o sin cotización, su costo de adquisición se deberá aumentar o disminuir en el porcentaje de participación que corresponda con las variaciones patrimoniales subsecuentes a la adquisición de la inversión. Estas variaciones se calculan con base en los últimos estados financieros certificados, los cuales no podrán ser anteriores a seis meses contados desde la fecha de la última valoración. Cuando se conozcan estados financieros dictaminados más recientes, se deben utilizar para establecer la variación. Su precio igualmente puede estar determinado por un agente especializado en la valoración de activos mobiliarios o por un método que refleje en forma adecuada el valor económico de la inversión, el cual debe ser previamente autorizado por las Superintendencias Bancaria y de Valores.

d. Inversiones que cotizan en bolsas del exterior, se valoran por la cotización más reciente reportada por la bolsa en la que se negocie, durante los últimos cinco días, incluido el día de la valoración, de no existir se tomaran el promedio de las cotizaciones reportadas durante los últimos treinta días comunes, incluido el día de la valoración. En caso de no presentar cotización en los últimos treinta días comunes, se procede de conformidad con lo dispuesto para las acciones de baja o mínima bursatilidad o sin ninguna cotización.

e. Inversiones en sociedades de reciente creación, los aportes se podrían registrar por su valor de suscripción durante los cinco años siguientes a su constitución, al cabo de los cuales se deben valorar de conformidad con los numerales anteriores.

Las variaciones en el valor de las inversiones se deben realizar de manera individual.

La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior para los títulos de deuda clasificados como negociables, para mantener hasta el vencimiento y disponibles para la venta, se registran como un mayor valor de la inversión con su contrapartida en los resultados del periodo, para ajustar la diferencia entre el valor presente y el valor de mercado de los títulos clasificados como disponibles para la venta, se registrará un superavit o una desvalorización según corresponda, los recaudos de los rendimientos se deben contabilizar como un menor valor de la inversión.

En el caso de los títulos participativos negociables, cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de la capitalización de la cuenta de revalorización del patrimonio, no se registran como ingresos, ni afectan el valor de la inversión, sólo se procede a variar el número de derechos sociales, los dividendos o utilidades que se repartan en efectivo se contabilizan como un menor valor de la inversión. Los títulos clasificados como disponibles para la venta, en el evento en que el valor de mercado sea superior, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización, en caso de ser menor dicha diferencia agotará en primera instancia el superávit por valorización de la correspondiente inversión y el exceso se debe registrar como una desvalorización. Cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de la capitalización de la revalorización del patrimonio, se debe registrar como ingreso la parte que haya sido contabilizada como superávit por valorización, con cargo a la inversión, y revertir dicho superávit, cuando correspondan a dividendos en efectivo, se deben registrar como ingreso el valor contabilizado como superávit por valorización, revertir dicho superávit y el monto de los dividendos que exceda de los mismos se debe registrar como un menor valor de la inversión.

Para los títulos participativos disponibles para la venta la diferencia que exista entre el valor de mercado de dichas inversiones, calculado de conformidad con lo previsto en la norma y el valor presente, se debe registrar como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos, deben ser ajustados en cada fecha de valoración con fundamento en la calificación de riesgo crediticio.

Los valores o títulos que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia de Valores, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación LARGO PLAZO	Valor máximo %
BB+, BB, BB-	Noventa (90)
B+, B, B-	Setenta (70)
CCC	Cincuenta (50)
DD, EE	Cero (0)

Calificación CORTO PLAZO	Valor máximo %
3	Noventa (90)
4	Cincuenta (50)
5 y 6	Cero (0)

Para los valores o títulos que no cuenten con una calificación externa o valores o títulos de deuda emitidos por entidades que no se encuentren calificadas, el monto de las provisiones se debe sujetar a lo siguiente:

Categoría "A"- Inversión con riesgo normal. Corresponde a emisiones que se encuentran cumpliendo con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses, así como aquellas inversiones de emisores que de acuerdo con sus estados financieros y demás información disponible reflejan una adecuada situación financiera.

Para los valores o títulos que se encuentren en esta categoría, no procede el registro de provisiones.

Categoría "B"- Inversión con riesgo aceptable, superior al normal. Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, comprende aquellas inversiones de emisores que de acuerdo con sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.

Tratándose de valores o títulos de deuda, el valor por el cual se encuentran contabilizados no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración.

En el caso de valores o títulos participativos, el valor neto de provisiones por riesgo crediticio (costo menos provisión) por el cual se encuentran contabilizados no puede ser superior al ochenta por ciento (80%) del costo de adquisición.

Categoría "C"- Inversión con riesgo apreciable. Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, comprende aquellas inversiones de emisores que de acuerdo con sus estados financieros y demás información disponible, presentan deficiencias en su situación financiera que comprometen la recuperación de la inversión.

Tratándose de valores o títulos de deuda, el valor por el cual se encuentran contabilizados no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración.

En el caso de valores o títulos participativos, el valor neto de provisiones por riesgo crediticio (costo menos provisión) por el cual se encuentran contabilizados no puede ser superior al sesenta por ciento (60%) del costo de adquisición.

Categoría "D"- Inversión con riesgo significativo. Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como las inversiones en

emisores que de acuerdo con sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.

Tratándose de valores o títulos de deuda, el valor por el cual se encuentran contabilizados no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración.

En el caso de valores o títulos participativos, el valor neto de provisiones por riesgo crediticio (costo menos provisión) por el cual se encuentran contabilizados no puede ser superior al cuarenta por ciento (40%) del costo de adquisición.

Categoría "E"- Inversión incobrable. Corresponde a aquellas inversiones de emisores que de acuerdo con sus estados financieros y demás información disponible se estima que es incobrable.

El valor de estas inversiones debe estar totalmente provisionado.

Cuando se califique en esta categoría cualquiera de las inversiones, debe llevar a la misma categoría todas sus inversiones del mismo emisor, salvo que demuestre a la respectiva superintendencia la existencia de razones valederas para su calificación en una categoría distinta.

f) **Cartera de Créditos, Provisiones para Cartera de Créditos y Cuentas por Cobrar**

Los préstamos se contabilizan con base en su valor nominal y, junto con otros rubros del balance general que se refieren a operaciones de crédito, son clasificados de acuerdo con regulaciones bancarias como vivienda, consumo, microcréditos y comerciales.

Con la entrada en vigencia de la Circular Externa 011 de 2002 de la Superintendencia se establecieron los principios y criterios generales que las entidades vigiladas debemos adoptar para mantener adecuadamente evaluados los riesgos crediticios implícitos en los activos de crédito. Define las modalidades de crédito, determina calificaciones según la percepción de riesgo que las mismas operaciones tengan.

Se establece igualmente que se debe mantener una adecuada administración del riesgo crediticio, para lo cual cada entidad debe desarrollar un sistema de administración de riesgo crediticio (SARC), en el cual se debe establecer políticas claras y precisas que definan los criterios bajo los cuales la Corporación en general debe evaluar, calificar y controlar los riesgos crediticios. Igualmente se define las instancias de gobierno corporativo o de control que debe adoptar las políticas y mecanismos necesarios para asegurar el cumplimiento estricto de las instrucciones mínimas establecidas. Es importante tener en cuenta que mediante la Circular Externa 052/04 se actualizan los criterios que sirven como base para desarrollar el SARC y se informa que la Superintendencia Bancaria adoptará inicialmente un modelo que rige a partir de 1 de julio de 2005, a partir de esa fecha las entidades podrán presentar sus modelos internos

Riesgo crediticio, es la posibilidad de incurrir en pérdidas y que disminuya el valor de sus activos, como consecuencia de que los deudores fallen en el cumplimiento oportuno o cumplan imperfectamente los términos acordados.

La Corporación evalúa permanentemente el riesgo crediticio y la capacidad de pago de sus respectivos deudores, en el momento de otorgar los créditos, como a lo largo de la vida de los mismos.

Las metodologías, los criterios para la evaluación del riesgo crediticio, la medición de las respectivas pérdidas esperadas, y los fundamentos para determinar el nivel de provisiones, considerando los factores establecidos en la referida Circular, fueron presentados a la Superintendencia dentro de los plazos fijados en el cronograma.

La cartera de créditos se clasifica en las siguientes cuatro modalidades: vivienda, considerados aquellos otorgados a personas naturales destinados a la adquisición de vivienda nueva o usada, o a la construcción de vivienda individual. Consumo, considerado aquellos otorgados a personas naturales cuyo objeto sea el de financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales o empresariales, independiente de su monto. Microcrédito, considerados aquellos otorgados a microempresas cuyo saldo de endeudamiento con la respectiva entidad no supere veinticinco (25) salarios mínimos legales mensuales vigentes. Comerciales, considerados todos los créditos distintos a los de vivienda, de consumo y microcreditos.

Analizados y debidamente ponderados los criterios para medir el riesgo crediticio, todos los créditos deben calificarse y provisionar el saldo pendiente de pago neto de garantías, en una de las siguientes categorías:

Categoría "A", crédito con riesgo normal, los cuales reflejan una estructura y atención apropiada, se cuenta con información financiera actualizada, que indican una capacidad de pago adecuada para atender los pagos requeridos.

Categoría "B", crédito con riesgo aceptable, los cuales están aceptablemente atendidos y protegidos, pero existen debilidades potenciales que pueden afectar, transitoria o permanentemente, la capacidad de pago del deudor, en forma tal que de no ser corregidos oportunamente, llegarían a afectar el normal recaudo del crédito. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten entre 2 y hasta 5 meses de mora los créditos de vivienda, entre más de 1 y hasta 2 meses de mora los créditos de consumo, entre más de 1 y hasta 2 meses de mora los microcreditos, entre mas de 1 y hasta 3 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 1%.

Categoría "C", créditos deficiente, con riesgo apreciable, los cuales presentan insuficiencias en la capacidad de pago del deudor, que comprometen el normal recaudo de la obligación en los términos convenidos. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten entre más de 5 y hasta 12 meses de mora los créditos de vivienda, entre más de 2 y hasta 3 meses de mora los créditos de consumo, entre más de 2 y hasta 3 meses de mora los microcreditos, entre mas de 3 y hasta 6 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 20%.

Categoría "D", crédito de difícil cobro, con riesgo significativo, los cuales tienen cualquiera de las características del deficiente, pero en mayor grado, de tal suerte que la probabilidad de recaudo es altamente dudosa. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten entre más de 12 y hasta 18 meses de mora los créditos de vivienda, entre más de 3 y hasta 6 meses de mora los créditos de consumo, entre más de 3 y hasta 4 meses de mora los microcreditos, entre

mas de 6 y hasta 12 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 50%.

Categoría "E", crédito irrecuperable, los cuales se estiman incobrables. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten más de 18 meses de mora los créditos de vivienda, más de 6 meses de mora los créditos de consumo, más de 4 meses de mora los microcreditos, mas 12 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 100%.

Igualmente se establecieron reglas de lineamiento en las calificaciones, consistentes en que cuando una entidad vigilada califique en "B", "C", "D" o "E" cualquiera de los créditos de un deudor, debe llevar a la categoría de mayor riesgo los demás créditos de la misma modalidad otorgados a dicho deudor. Las demás entidades financieras que de acuerdo con las disposiciones legales pertinentes deban consolidar estados financieros, deben otorgar la misma calificación a dichos créditos. Las calificaciones propias deberán alinearse con las otras entidades financieras cuando al menos dos de ellas establezcan una calificación de mayor riesgo y cuyas acreencias representen por lo menos el 20% del valor de los respectivos créditos según la última información disponible en las centrales de riesgo. En este caso, se admitirá una discrepancia máxima de un nivel de diferencia en calificación.

Las garantías solo respaldan el capital de los créditos, en consecuencia, los saldos por amortizar de los créditos amparados con seguridades que tengan el carácter de garantías idóneas se provisionan en el porcentaje que corresponda según la calificación del crédito, aplicando dicho porcentaje a la diferencia entre el valor del saldo insoluto y el 70% del valor de la garantía. No obstante, dependiendo de que la garantía sea o no hipotecaria y del tiempo de mora del respectivo crédito, para la constitución de provisiones sólo se consideran los porcentajes del valor total de las garantías como se indica a continuación:

Garantías No Hipotecarias	
Tiempo de mora del Crédito	**Porcentaje**
0 a 12 meses	70%
Más de 12 meses a 24 meses	50%
Más de 24 meses	0%
Hipotecaria o Fiducias en Garantias Hipotecarias Idóneas	
Tiempo de mora del Crédito	**Porcentaje**
0 a18 meses	70%
Más de 18 meses a 24 meses	50%
Más de 24 meses a 30 meses	30%
Más de 30 meses a 36 meses	15%
Más de 36 meses	0%

No se causan intereses, corrección monetaria, ajuste en cambio e ingresos por otros conceptos cuando un crédito presente una mora superior a 4 meses para los créditos clasificados como de vivienda, superior a 2 meses para los créditos clasificados como consumo y microcreditos, y superior a 3 meses para los créditos clasificados como comerciales.

Esta Circular igualmente contempla reglas especiales y criterios para la recalificación de créditos reestructurados, que consiste en la modificación de las condiciones inicialmente pactadas de un crédito por cualquier mecanismo, instrumentado mediante la celebración de

cualquier negocio jurídico, con el fin de permitirle al deudor la atención adecuada de su obligación. Para estos efectos, se consideran reestructuraciones las novaciones. Antes de reestructurar el crédito se debe establecer razonablemente que el mismo será recuperado bajo las nuevas condiciones. Estos créditos pueden mejorar la calificación después de ser reestructurados solo cuando el deudor demuestre un comportamiento de pago regular y efectivo.

g) **Bienes Recibidos en Pago de Obligaciones**

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de obligaciones a su favor.

Los bienes recibidos en pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

El registro inicial se realiza con el valor determinado en el acuerdo o adjudicación judicial; si el bien recibido en pago no se encuentra en condiciones de venta, su costo se incrementa por los gastos necesarios en que se incurran para tal fin. Si entre el valor por el cual se recibe el bien y el valor de la obligación resulta un saldo a favor del deudor, está diferencia se contabiliza como una cuenta por pagar. En caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

La Circular Externa 034 de 2003 la cual empezó a regir a partir de octubre 1 de 2003, estableció que las entidades vigiladas por la SBC pueden diseñar un sistema de administración de BRDP el cual permita gestionar adecuadamente el riesgo de pérdida vinculado a la realización de tales activos.

Teniendo en cuenta que la Corporación no ha presentado un modelo al respecto, las políticas sobre BRDP serán las equivalentes a las compañías que no han presentado algún modelo.

- **Constitución de provisiones de BRDP inmuebles para las entidades que no cuentan con modelo aprobado por la SBC :**

Se debe constituir en alícuotas mensuales dentro del año siguiente a la recepción del bien, una provisión equivalente al 30% del costo de adquisición del BRDP (esto es el valor de recepción), la cual debe incrementarse en alícuotas mensuales dentro del segundo año en un 30% adicional hasta alcanzar el 60% del costo de adquisición del BRDP. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 80% del costo de adquisición del BRDP. En caso de concederse prórroga el 20% restante de la provisión podrá constituirse dentro del término de la misma.

Cuando el costo de adquisición del inmueble sea inferior al valor de la deuda registrada en el balance, la diferencia se debe reconocer de manera inmediata en el estado de resultados.

Cuando el valor comercial del inmueble sea inferior al valor en libros de los BRDP se debe contabilizar una provisión por la diferencia.

- **Reglas para la constitución de provisiones sobre BRDP muebles**

Respecto de los BRDP muebles se debe constituir dentro del año siguiente de la recepción del bien una provisión equivalente al 35% del costo de adquisición del BRDP, la cual debe incrementarse en el segundo año en un 35% adicional hasta alcanzar el 70% del valor en libros del BRDP antes de provisiones. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 100% del valor en libros del BRDP antes de provisiones. En caso de concederse prórroga el 30% restante de la provisión podrá constituirse dentro del término de la misma.

Cuando el costo de adquisición del bien mueble sea inferior al valor de la deuda registrada en el balance, la diferencia se debe reconocer de manera inmediata en el estado de resultados.

Cuando el valor comercial del bien mueble sea inferior al valor en libros de los BRDPS se debe contabilizar una provisión por la diferencia.

Sin perjuicio de las reglas de provisiones mencionadas anteriormente, los BRDP muebles que correspondan a títulos de inversión se deben valorar aplicando los criterios que para el efecto se contemplan en el capítulo I de la Circular Externa 100/95, teniendo en cuenta su clasificación como inversiones negociables, disponibles para la venta o para mantener hasta el vencimiento.

- **Reglas sobre el otorgamiento de prórroga del plazo legal para la enajenación**

Para los efectos de lo dispuesto en el inciso final del numeral 6° del artículo 110 EOSF, las entidades vigiladas pueden solicitar a la SBC prórroga para la enajenación de BRDP, la cual debe presentarse en cualquier caso con antelación al vencimiento del término legal establecido.

En la respectiva solicitud se debe demostrar que no obstante se han seguido diligentemente los procedimientos de gestión para la enajenación, no ha sido posible obtener su venta. En todo caso, la ampliación del plazo no puede exceder en ningún caso de dos (2) años, contados a partir de la fecha de vencimiento del término inicial, período durante el cual debe también continuar con las labores que propendan por la realización de esos activos improductivos.

- **Régimen de transición**

En razón a que de acuerdo con el nuevo Capítulo III de la Circular Externa 100/95, las entidades no pueden registrar valorizaciones en el balance sobre BRDPS, las mismas no deben aplicar para efectos de determinar los niveles de provisión. En consecuencia, se estableció un plazo máximo que vence el 31 de diciembre de 2003 para reversar los montos registrados por concepto de valorización de aquellos BRDPS que tengan registrados a la entrada en vigencia de la Circular Externa 034/03 y revelar la información correspondiente a dichas valorizaciones en el código habilitado para tales efectos en cuentas de orden.

Respecto de los BRDP inmuebles cuya fecha de recepción al momento de la expedición de la Circular Externa 034/03 sea de dos años o más (stock actual) la constitución de provisiones se deberá efectuar de la siguiente manera:

Entidades sin modelo: Las entidades que no cuenten con un modelo aprobado por la SBC, deberán constituir en alícuotas mensuales una provisión adicional hasta alcanzar el 80% del costo de adquisición del BRDP dentro de un plazo que vence el 31 de diciembre de 2005.

Respecto de los BRDP inmuebles cuya fecha de recepción al momento de la expedición de la presente circular sea de cero (0) a veinticuatro (24) meses, es decir aquellos que por virtud de lo dispuesto en el artículo 110 EOSF se encuentran dentro del plazo legal de enajenación, se deberán observar las siguientes reglas:

h) Aceptaciones Bancarias

Las aceptaciones bancarias son títulos emitidos por entidades financieras para ser pagadas a los beneficiarios dentro de un plazo que no debe exceder 360 días. Sólo pueden originarse en transacciones de importación y exportación de bienes o de compraventa de bienes muebles en el país. En el momento de la emisión de la aceptación. su valor es contabilizado por la Corporación simultáneamente en el Activo y en el Pasivo. Los valores registrados en el activo son evaluados por riesgo de crédito de acuerdo con los procedimientos generales de Evaluación de Cartera de créditos.

i) Contratos a término y de futuros (Forward agreements).

Valoración y Contabilización de Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiene la reglamentación propia de la Bolsa.

- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgos Jurídicos

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

j) Propiedades, Equipo y Depreciación

Las propiedades y equipo son registrados al costo, y se ajustaban mensualmente por inflación, desde el 1 de enero de 1992 hasta el 31 de diciembre de 2000, las ventas y retiros de tales activos se descargan por el respectivo valor neto ajustado en libros y las diferencias entre el precio de venta y el valor neto ajustado en libros se llevan a los resultados del año.
La depreciación de propiedades y equipos se efectúa usando el método de línea recta con base en la vida útil de los mismos a las tasas anuales del 5% para edificios (oficinas en propiedad horizontal), 10% para muebles y enseres y equipos de oficina, 20% para vehículos y equipos de cómputo.

Los desembolsos por concepto de mejoras cuyo objeto es aumentar la eficiencia o incrementar la vida útil de los activos, al igual que las incorporaciones realizadas se capitalizan. Las erogaciones que se realizan para atender su mantenimiento y reparación, relacionadas con su conservación, se contabilizan como gastos del ejercicio en que se producen.

k) Otros Activos, neto

Este rubro, representa partidas monetarias tales como intereses causados sobre financiaciones y avances, intereses en moneda legal, seguros y arrendamientos pagados por anticipado que se amortizan con base en su causación; incluye ciertas partidas tales como útiles y papelería que se amortizan con base en su consumo real.

Comprende además los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

La diferencia entre las rendiciones de cuentas y el valor en libros se registra en las cuentas de valorizaciones

l) Valorizaciones (Desvalorizaciones) de Activos, Neto

Las valorizaciones (desvalorizaciones) de ciertos activos, que incrementan o disminuyen el patrimonio de los accionistas son determinados por: a) excesos de avalúos comerciales, establecidos por avaluadores independientes, sobre el valor neto ajustado en libros de propiedades, b) Para las inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotización en bolsa. En el evento en que el valor de mercado o el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla y el exceso se registra como un superavit por valorización. En el caso de que este valor sea menor, se debe afectar en primera instancia el superavit por valorización de la correspondiente inversión hasta agotarlo y el exceso se debe registrar como una desvalorización de la respectiva inversión, c) en relación con los bienes recibidos en pago de obligaciones, solamente se registran valorizaciones dentro de los plazos establecidos para la enajenación de dichos bienes, las cuales se revierten

cuando el bien recibido en pago es objeto de provisión, de conformidad con las normas expuestas en bienes recibidos en pago de obligaciones.

m) Ingresos Anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de Cartera de Créditos; estos intereses se amortizan a resultados con base en su causación.

En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

n) Pasivos Laborales

Los pasivos laborales, se contabilizan mensualmente y se ajustan al fin de cada año con base en las disposiciones legales y los convenios laborales vigentes.

o) Pensión de Jubilación

El Instituto de Seguros Sociales (ISS) y otras entidades autorizadas por ley (desde 1994) reciben contribuciones de la Corporación y de sus trabajadores, para asumir la mayor parte del pasivo por pensiones de jubilación a dichos trabajadores. El pasivo por pensiones asumido directamente por la Corporación correspondiente al personal antiguo se contabiliza con base en estudios actuariales.

El estudio actuarial utilizado para establecer el valor de la reserva correspondiente al año 2004, se hizo contemplando los cambios introducidos por el Decreto 2783 del 20 de diciembre de 2001.

p) Impuesto sobre la Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio liquido gravable.

q) Prima en colocación de acciones

La prima en colocación de acciones es acreditada a la reserva legal la cual es parte de las utilidades retenidas.

r) **Cuentas Contingentes y de Orden**

Se contabilizan como cuentas contingentes los valores de los créditos otorgados y no desembolsados, los avales y garantías otorgados, las opciones de compra y ventas de pesos divisas y otras obligaciones contingentes, los efectos y valores recibidos y enviados para su cobro, los bienes y valores recibidos en garantía, los bienes y los valores recibidos y entregados en custodia, los activos castigados, los intereses no cobrados de Cartera de Créditos y de Consumo vencidos, así como los correspondientes a los créditos calificados en las diferentes categorías, los activos castigados y otros valores. También se llevan en cuentas de orden las diferencias entre los valores fiscales de activos, pasivos y patrimonio y los ajustes por inflación de los saldos contables y el valor fiscal de los activos y el patrimonio.

s) **Estados de flujo de efectivo**

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

t) **Utilidad neta por acción**

La utilidad neta por acción se calcula dividiendo la pérdida neta del año por el promedio ponderado de las acciones suscritas y pagadas en circulación durante cada año.

u) **Consolidación**

De acuerdo con disposiciones legales, los estados financieros que se acompañan no consolidan activos, pasivos, patrimonio y resultado de las compañías subordinadas en la cual tiene una participación superior al 50% del capital suscrito y pagado. Estos estados financieros que son considerados de propósito general, son presentados a la asamblea de accionistas y son los que sirven de base para la distribución de dividendos y otras apropiaciones. Sin embargo, por requerimientos legales la Corporación está obligada a presentar adicionalmente estados financieros consolidados a la asamblea de accionistas para su aprobación.

4. ESTADOS FINANCIEROS EXTRAORDINARIOS

Los estatutos de la Compañía establecen que al fin de cada ejercicio social y por lo menos una vez al año, el 31 de diciembre la sociedad cortará sus cuentas y preparará y difundirá los estados financieros de propósito general. Los estados financieros al 31 de mayo de 2005, son de período intermedio y corresponden a estados financieros extraordinarios preparados bajo principios de contabilidad generalmente aceptados en Colombia y con base en las instrucciones contables impartidas por la Superintendencia Bancaria de Colombia.

Dichos estados financieros de propósito especial serán utilizados por la Administración para efectos de someter a una eventual fusión de la Compañía y pueden no ser apropiados para otros usos que el citado específicamente.

5. DISPONIBLE

Moneda Legal	
Caja	$22.3
Depósitos en el Banco de la República (1)	39,926.7
Depósitos en bancos y otras entidades financieras	13,227.0
	53,176.0
Moneda Extranjera	
Caja	17.2
Banco de la República (1)	12.4
Banco corresponsales extranjeros	1,733.6
Remesas en tránsito	239.6
Total	2,002.8
	55,178.8
Menos: Provisión	(46.1)
Total disponible	$55,132.7

(1) Este saldo forma parte del encaje legal requerido por el Banco de la República.

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 en el disponible, es de un 82.0%.

6. FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA

Compromisos de reventa inversiones	$	2,201.3
Fondos interbancarios vendidos		12,723.6
	$	14,924.9

Estos fondos son utilizados para aprovechar excesos de liquidez y se pactan a un plazo no mayor a 30 días. Las tasas utilizadas en estas operaciones durante el periodo del 2005 oscilaron entre el 8.97% y 6.37%.

La participación mayoritaria para el 2005 en esta cuenta corresponde a la Banco Panamá en 49%.

7. TITULOS PARTICIPATIVOS

Disponibles para la venta

EMPRESA		Número de acciones	Calificación al 2005	Porcentaje Poseido al 2005	Costo Ajustado (*)	Valor de Mercado	Valorizacion o (Desvalorización)	Provisiones
Acerias Paz del Rio s.a.		7,748,883	E-100%	0.00%	6.8	287.6		6.8
Agrotimbio S.A.		547,005	C -80%	25.35%	1,318.0	1,330.0		478.8
Banco Popular		14,100	A	0.00%	1.3	0.8		0.5
Bladex S.A. Clase E		2,070	A		48.2	95.8	47.5	
Bladex S.A. Preferidas		39	A	0.01%	0.9	1.5	0.6	
C.I.Intercontex		2,959,720	E-100%	94.84%	19,397.8			19,397.8
C.I. Yumbo S.A.		11,001	A	0.10%	11.3	19.9	8.6	
Caliescali.com S.A.		17,520	D -50%	1.74%	17.5	3.6	(7.0)	8.8
Casa de Bolsa S.A.		883,575	A	94.50%	4,051.1	5,194.5	1,143.4	
Cia Agrop. E ind. Pajonales S.A.		836,160	A	94.51%	22,065.4	50,431.0	28,365.6	
Cofivalle Finance (Bahamas) Limited							1,557.2	
Colmotores S.A.		38,496	A	0.12%	78.9	388.3	309.4	
Colombina S.A.		32,683,321	A	7.59%	14,823.6	15,664.8	841.2	
Compañía Aguas de Colombia		560,000	D -50%	20.00%	1,096.7	849.8	(76.4)	841.0
Concesionaria Tibitoc S.A.		9,086,933	A	33.33%	9,822.7	14,343.5	4,520.8	
Corporación Andina de Fomento		10	A	0.00%	193.0	265.5	72.5	
Deceval S.A.		19,279	A	4.67%	1,252.0	1,511.9	259.9	
Desmotadora del Norte de Tolima S.A.		135,356	A	54.14%	926.3	5,220.1	4,293.8	
Futbolred.com S.A..		120,000	E-100%		361.6		(304.6)	57.0
Gas Natural S.A. E.S.P.		710,866	A	1.93%	12,555.3	12,035.1	581.9	
Hoteles Estelar de Colombia S.A.		24,100,708	A	84.26%	40,297.6	86,745.4	46,447.8	
IBC Solutions		2,674,758	A	34.85%	6,256.0	1,559.6	(4,696.4)	
Inducarbón		2,528	E-100%	0.09%	1.1	0.6		1.1
Industrias Lehner S.A.		87,466	E-100%	0.55%	102.8		(76.7)	26.1
Ingenio La Cabaña S.A.		637,457	A	3.01%	7,185.1	9,672.1	2,486.9	
Inmunizadoras Unidas S.A.		1,964,600	D -50%	49.99%	87.1	1,295.2	560.4	
Inversiones Holguin Hurtado & Cia S.A.		199,846	C -80%	1.69%	1,036.5	727.0	(167.3)	316.7
Inversiones de Energía y Gas S.A.	1	413,945	A	48.97%	36,473.2		5,139.1	
Lloreda S.A.		392,670,000	C -80%	52.60%	125,743.4	65,546.0	(21,467.8)	67,824.8
Mayaguez S.A.		282,384	A	0.58%	683.9	1,047.1	363.2	
Molino Pajonales S.A.		28,754	A	92.85%	1,812.9	7,672.8	5,859.9	
N. Hurtado & Cia S.A.		2,364,953	C -80%	8.98%	3,414.3	5,253.1		935.0
Proyectos de Energía S.A.	1	12,701,237	A	94.16%	116,410.8		10,553.3	
Pizano S.A.		1,036,665	D -50%	2.00%	1,642.9	2,233.8		1,356.0
Prodesal S.A.		31,495,754	A	64.50%	39,019.2	63,730.4	24,711.2	
Prodesal del Cauca S.A.		1,575,895	A	5.40%	254.9	770.6	515.8	
Promigas S.A.	2	18,645,898	A	14.02%	177,858.9	184,832.5		
Promotora de Energía y Gas S.A.	1	113,945	A	20.90%	11,619.2		4,846.0	
Proyectos de Infraestructura S.A.		13,514,417	A	23.37%	21,831.5	34,644.2	12,812.7	
Proyectos Energéticos del Cauca S.A.		20,681	A	12.32%	3,585.9	4,434.3	848.5	
Siderúrgica del Pacífico S.A.		1,388,293	A	2.54%	572.4	1,345.9	773.4	
Sociedad General de Inversiones S.A.		1,890	A	94.50%	1.9			
Sociedad Hotelera Cien Internacional S.A.(Hotel		133,393	A	0.39%	58.4	60.6	2.1	
Telecomunicaciones Satelitales Telesat S.A.		1,284	A	1.39%	42.6	71.5	28.9	
Valora S.A.		136,998,310	B	94.95%	19,247.9	17,550.9	(1,697.0)	
Valle Bursátiles S.A.		134,277	A	1.33%	4.5	8.7	4.3	
Valores Cineco S.A.		73,639,104	A	2.85%	1,138.6	1,667.9	529.3	
Valores Diaco S.A.		38,299,296	A	2.85%	936.3	1,735.7	799.4	
Otras							3,020.2	
TOTAL DISPONIBLES PARA LA VENTA EN TITULOS PARTICIPATIVOS					705,348.2	600,249.6	133,811.6	91,250.4

Negociables

EMPRESA	Número de acciones	Calificación al 2005	Porcentaje Poseido al 2005	Costo Ajustado (*)	Valor de Mercado	Valorizacion o (Desvalorización)	Provisiones
Banco de Bogotá	1,190	A	0.00%	21.0	21.0		
Banco de Occidente	342,786	A	0.27%	4,627.6	4,627.6		
Coltejer	481,700			0.2	0.2		
Fondos Comunes Ordinarios				39,490.6	39,490.6		
Fondos Comunes Especiales				49.1	49.1		
Total negociables				44,188.5	44,188.5		
TOTAL INVERSIONES EN TITULOS PARTICIPATIVOS				749,536.7	644,438.1	133,811.6	91,250.4

(*) Costo ajustado incluye ajustes por inflación hasta el 31/12/00 en las Inversiones Disponibles para la venta.
Las Negociables son valoradas con el precio promedio de los últimos 10 días en que se presenten transacciones en la bolsa.

(1) Se valora de manera integral con las acciones de la E.E.B. y Sub-estación Eléctrica
(2) Por el cambio de burstatidad se reclasificó a disponible para la venta

Mediante Acta de Conciliación suscrita el 05 de Octubre ante el Centro de Arbitraje y Conciliación de la Cámara de Comercio de Bogotá se acordó que, previa realización de determinados actos jurídicos, la Corporación Financiera del Valle S.A. a través de sus inversoras quedará como titular del 3.81 del capital social de Empresa de Energía de Bogotá, y el 100% de la Subestación que posee Central Hidroeléctrica Betania S.A. E.S.P. como activo fijo; a su vez las inversoras dejaran de ser accionista de esta Hidroeléctrica.

8. NEGOCIABLES EN TITULOS DE DEUDA Y PARA MANTENER HASTA EL VENCIMIENTO

	Tasa de Interés %	Saldo
Negociables Títulos de Deuda		
EN MONEDA LEGAL		
Títulos de Tesorería TES	3.03-14.25	$269,502.8
Títulos de Desarrollo Agropecuario Clase A	3.26-3.33	1,329.9
Títulos de Desarrollo Agropecuario Clase B	5.26-6.25	2,297.5
Certificados de Depósito a Término	7.95-11.18	25,909.4
Otros Títulos	0.07-6.07	24,024.6
Bonos Emitidos por Sociedades	5.09-14.92	68,797.6
Titularización	18.44	3,472.0
EN MONEDA EXTRANJERA		
Bonos Decreto 2007	4.41	5,633.4
Bonos Decreto 2008	5.50	38.5
Títulos de Tesorería TES	5.83	10,263.3
Disponibles para la venta		
EN MONEDA NACIONAL		
Títulos de Tesorería TES	9.53-12.10	137,378.7
Disponibles para la venta		
EN MONEDA EXTRANJERA		
Títulos de Tesorería TES	3.57-12.79	30,153.0
Para mantener hasta el vencimiento		
EN MONEDA NACIONAL		
Títulos de Tesorería TES	12.5	8,548.7
Títulos de Desarrollo Agropecuario Clase A	3.26-3.33	9,611.2
Títulos de Desarrollo Agropecuario Clase B	5.26-6.25	16,399.9
Otros títulos	4.8-10.06	20,119.4
EN MONEDA EXTRANJERA		
Bonos Decreto 2007	7.11	23,216.5
Total sin provisión		$656,696.4

Las anteriores inversiones fueron calificadas por el riesgo de solvencia en categoría "A" a excepción por los bonos Emcali, los cuales se encuentran calificados para el corte del 31 de mayo de 2005 en "B" y provisionados de acuerdo con la norma.

Según resoluciones 77 de 1990, y 29 de 1991 de la Junta Monetaria y 28 de 1992, 6, 11 y 13 de 1996 y 3 de 2000 de la Junta del Banco de la República, los establecimientos de crédito deben efectuar inversiones obligatorias en títulos emitidos por el Fondo para el Financiamiento del Sector Agropecuario FINAGRO. Así mismo, Según el artículo 45 de la Ley 546 de 1999 establece que todos los establecimientos de crédito están sujetos y obligados a invertir en títulos de reducción de deuda - TRD – en el porcentaje establecido en la misma Ley y de acuerdo al procedimiento descrito para tal efecto por la Superintendencia en la Circular Externa 053 de 2000.

No existen restricciones económicas o jurídicas sobre el portafolio de inversiones.

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 corresponde a un 91.4% con respecto al total de las inversiones.

9. PROVISION PARA PROTECCION DE INVERSIONES

Al 31 de Mayo la Corporación evaluó la totalidad de las inversiones de acuerdo con las disposiciones de la Superintendencia en relación con el riesgo de solvencia y provisionó las calificadas en las categorías C, D y E, por considerarse inversiones de riesgo superior al normal:

	Calificación	Saldo
TITULOS PARTICIPATIVOS		
Riesgo Apreciable	C	$69,439.7
Riesgo Significativo	D	2,205,8
Incobrable	E	19,488.8
Otras Provisiones		116.1
Total Provisiones en Títulos Participativos		**91,250.4**
TITULOS DE DEUDA		
Largo Plazo	B	7,584.2
Total Provisiones en Títulos de Deuda		**7,584.2**
Total Provisiones		**$ 98,834.6**

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 corresponde a un 99.99% de la provisión para protección de inversiones.

10. CARTERA DE CREDITOS

Cartera de Créditos	
Con garantía admisible	$732,390.6
Con otras garantías	591,227.8
	$1,323,618.4

(1) La cartera de créditos de acuerdo con el vencimiento, se clasificó así:

Garantía idonea créditos y operaciones de leasing de consumo	
Vigente	$ 2,716.8
Vencida hasta 12 meses	70.1
	2,786.9
Otras Garantías créditos y operaciones de leasing de consumo	
Vigente	**1.0**
Garantía idonea créditos y operaciones de leasing comercial	
Vigente	787,379.3
Vencida hasta 12 meses	17,669.3
Vencida más de 12 meses	239.3
Vencida más de 24 meses	1,471.8
	806,759.7
Otras garantias créditos y operaciones de leasing comercial	
Vigente	499,727.2
Vencida hasta 12 meses	10,667.3
Vencida más de 12 meses	3,676.3
	514,070.8
	$ 1,323,618.4

La participación mayoritaria de la Corporación en la cuenta cartera de créditos al 31 de Mayo de 2005, corresponde a un 71.4%

La cartera de créditos de la Corporación incluye préstamos otorgados con recursos provenientes de cupos de crédito, líneas especiales de crédito, empréstitos externos, líneas de crédito contratadas con organismos internacionales, así como de fondos de carácter financiero administrados por el Banco de la República.

11. PROVISION PARA CARTERA DE CREDITOS

El movimiento de la cuenta provisión para cartera de créditos durante el año fue el siguiente:

Saldo al principio del año	$97,346.4
Provisión cargada a gastos	11,505.7
Recuperación de provisiones	(20,190.7)
Castigo de cartera	(1,509.1)
Saldo al final del año	$87,152.3

La recuperación de provisiones esta representada por la recuperación de la provisión general

de cartera por valor de $14,320.0, la reclasificación a provisión de inversiones de cartera capitalizada de C.I. Intercontex por valor de $5,000.0 y recuperación de otros cliente por valor de $818.0.

La participación mayoritaria de la Corporación en la provisión para cartera de créditos al 31 de Mayo de 2005 corresponde a un 99.80%.

12. OPERACIONES DE CONTADO Y DERIVADOS

Derechos para proveer cobertura	1,993,879.8
Obligaciones para proveer cobertura	(1,935,743.7)
Derechos para obtener cobertura	1,889,796.5
Obligaciones para obtener cobertura	(1,922,599.3)
Derechos de venta futuros	2,335.9
Obligaciones de venta futuros	(2,335.9)
Derechos sobre swaps	2,345,206.7
Obligaciones sobre swaps	(2,344,188.3)
Utilidad Call sobre divisas	39.9
Utilidad Puts sobre divisas	134.1
	$26,525.7

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	COBERTURA	
	Proveer	**Obtener**
Derechos		
Divisas	$1,657,079.4	$1,35,046.5
Títulos	173,190.6	27,854.2
	1,830,270.0	**1,72,900.7**
Obligaciones		
Divisas	1,599,729.8	1,58,327.9
Títulos	174,527.8	20 073.9
	$1,774,257.6	**$1,79 401.8**
	Utilidad	**Pérdida**
Resultado		
Promedio mensual	4,007.2	2,40.9

La participación de la Corporación en contratos a término y de futuros corresponde al 100%.

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que la conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Los plazos mínimos y máximos oscilaron entre 2 y 365 días durante el período terminado el 31 de mayo de 2005. En marzo de 2004 la Superintendencia emitió la Circular Externa 012 en la

cual implementa la contabilización de las operaciones de contado dentro de la cuenta cuyo cumplimiento se acuerda para dentro de los dos días hábiles siguientes a aquel en el que se pacta la operación. La administración de la Corporación ha definido políticas, como también ha incorporado el manual de funciones y procedimientos para la realización de este tipo de operaciones que le permiten administrar el riesgo de manera moderada.

No existen limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

Para la realización de contratos a futuro las garantías en este tipo de operaciones deben registrarse en la cuenta depósitos (otros activos). *Ver Nota* 17.

13. CUENTAS POR COBRAR, NETO

Arrendamiento de bienes dados en leasing	$2,645.2
Intereses por cobrar sobre cartera de créditos	13,801.8
Comisiones y honorarios	6,473.1
Dividendos y participaciones	8,990.8
Pagos por cuenta de clientes	714.3
Venta de bienes y servicios (1)	2,671.3
Anticipo a contratos	7,358.3
Varios en moneda extranjera	74.5
Otros (2)	2,405.3
	45,134.6
Menos: Provisión	(2,027.9)
	$43,106.7

(1) Corresponden principalmente a operaciones de venta de los derechos fiduciarios recibidos en dación de pago de obligaciones a Valora S.A. por $984.3, Inversiones Amnis S.A. $984.3 y venta de acciones a Proyectos Energéticos del Cauca S.A. $700.0.

(2) Dentro de los más importantes al 31 de mayo de 2005, se registran deudores por honorarios por $430.0; otras cuentas por cobrar a Semek por valor de $452.3 el cual se encuentra provisionado; Productora de Hilados y Tejidos Única cartera recibida por la liquidación de Constructora Linares Ltda, por valor de $460.9 que se encuentra provisionada en su totalidad .

La participación mayoritaria de la Corporación en las cuentas por cobrar corresponde a un 69.3%.

14. BIENES RECIBIDOS EN PAGO DE OBLIGACIONES, NETO

Bienes recibidos en pago	
Bienes inmuebles	$10,761.0
Bienes muebles	2,056.8
Bienes restituidos de contratos leasing	122.7
	12,940.5
Menos: Provisión para protección de bienes recibidos en pago	(10,128.5)
	$2,812.0

La administración de la Corporación actualmente adelanta las gestiones para la realización de estos bienes y espera que se realicen dentro de los plazos establecidos por la Superintendencia; La Corporación asignó al área de Banca Especial para que adelante las gestiones necesarias para la comercialización de estos bienes.

El costo financiero de poseer estos bienes considerados activos improductivos se ha estimado aproximadamente en $3,172.9 por el período terminado el 31 de mayo de 2005 a una tasa del 8.42%.

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 corresponde a un 88.3%.

15. PROPIEDAD Y EQUIPO, NETO

Terrenos	$4,031.9
Edificios	15,055.9
Muebles, enseres y equipos de oficina	6,657.9
Equipos de computación	6,233.1
Vehículos	1,037.7
Importaciones en curso	14,403.5
	47,420.0
Depreciación acumulada y diferida	(19,575.8)
Provisión acumulada	(0.3)
	$27,843.9

Las propiedades y equipos de la Corporación se encuentran debidamente amparados contra todo tipo de riesgo dependiendo de su naturaleza y por valores que cubren suficientemente cualquier contingencia de pérdida de los mismos, e igualmente se encuentran libres de todo gravamen.

La Participación mayoritaria de Leasing del Valle al 31 de Mayo de 2005 corresponde a un 62.7% en la cuenta propiedad y equipo, neto.

16. BIENES DADOS EN LEASING

Vehiculos	$566.1
Equipos de computación	3,890.8
	4,456.9
Depreciación acumulada y amortización	(3,122.4)
Provisión acumulada	(551.2)
	$ 783.3

La Participación mayoritaria de Leasing del Valle S.A. al 31 de Mayo de 2005 corresponde a un 100.0%.

17. OTROS ACTIVOS, NETO

Préstamos a empleados y ex.-empleados (1)	$4,536.8
Derechos en fideicomisos (2)	84,175.6
Intereses y otros gastos pagos por anticipado (3)	2,597.7
Bienes por colocar en leasing	25,379.4
Depósitos en contratos de futuros	1,777.0
Otros	6,100.5
	124,567.0
Menos: provisión	(20,118.0)
	$104,449.0

(1) Incluye préstamos por $2,396.6 para vivienda a cargo de empleados de la Corporación, respaldados con garantía hipotecaria. De acuerdo con la Circular Externa No. 100 de la Superintendencia, estos préstamos fueron calificados en categoría "A".

(2) El saldo de la cuenta está conformado así:

Derechos sobre fideicomiso para desarrollo inmobiliario	$59,358.2
Derechos sobre fideicomiso bienes realizables y Recibidos en dación de pago	15,940.4
Derechos sobre fideicomiso de administración y venta de Inversiones	8,522.5
Derechos fiduciarios de cartera	354.5
	$84,175.6

(3) El movimiento de la cuenta de intereses y otros gastos pagados por anticipado durante el año fue:

Saldo al inicio del año	$1,913.9
Cargos del período	4,040.9
Amortizaciones durante el año	3,357.1
Saldo al final del año	$2,597.7

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 corresponde a un 79.4%

18. VALORIZACIONES DE ACTIVOS, NETO

Inversiones	
Valorizaciones	$165,212.5
Desvalorizaciones	(31,400.5)
	133,812.0
De propiedad, planta y equipo	12,881.0
Derechos en fideicomisos de inversión, neto (1)	18,310.9
	$165,003.9

(1) En esta cuenta se registra el efecto de la valorización de los fideicomisos para desarrollo de

proyectos inmobiliarios contabilizados en la cuenta contable de derechos en fideicomisos de inversión desde el año 2003, también se encuentra registrada la valorización sobre fideicomiso de inversión de acciones de Prodesal S.A. desde el año 2002.

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 corresponde a un 99.16%.

19. DEPOSITOS Y EXIGIBILIDADES

Moneda Nacional	
Certificados con vencimiento inferior a seis meses	$454,634.7
Certificados con vencimiento entre seis meses e inferior a un año	347,306.1
Certificados con vencimiento igual o superior a un año	306,815.1
CDAT´S	27,289.1
Otros depósitos	152.0
	1,136,197.0
En Moneda extranjera	
Certificados con vencimiento inferior a seis meses	17,968.5
Certificados con vencimiento entre seis meses e inferior a un año	44,110.1
Certificados con vencimiento igual o superior a un año	12,611.9
Corresponsales extranjeros	140.3
Giros por pagar y otros	125.8
	74,956.6
	$1,211,153.6

Los certificados de depósito a término en moneda legal devengaron intereses cuyas tasas fluctuaron en lo corrido del año 2005 entre el 2.00% y el 9.10% anual; con vencimientos antes de un año, pero no inferiores a 3 meses y prorrogables a voluntad del depositante.

La participación mayoritaria de la Corporación a Mayo 31 de 2005 en este rubro corresponde a un 85%.

20. FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA

Compromisos de recompra de inversiones negociadas	$218,284.8
Fondos interbancarios comprados	79,412.4
	$297,697.2

Estos fondos son utilizados para atender necesidades transitorias de liquidez y las tasas fluctuaron durante el período terminado en mayo 31 de 2005 entre el 5.73% y el 8.53% anual y los plazos mínimos y máximos oscilaron entre 1 y 90 días.

Los montos anteriores no están sujetos a restricciones, ni tienen ningún tipo de limitación.

Las garantías que respaldan estas obligaciones están representadas en inversiones voluntarias de liquidez y cartera de créditos.

21. CREDITOS BANCARIOS Y OTRAS OBLIGACIONES FINANCIERAS

MONEDA LEGAL

Otras líneas de crédito	$599,915.7
	599,915.7

MONEDA EXTRANJERA

Bancoldex	4,734.3
Bancos corresponsales	131,649.7
	136,384.0
	$736,299.7

El Gobierno colombiano ha establecido programas para promover el desarrollo de ciertos sectores de la economía. Estos sectores incluyen comercio exterior, agricultura, ganadería, turismo y otras industrias. Dichos programas están bajo la administración del Banco de la República y de entidades de Gobierno.

En desarrollo de tales programas, la Corporación recibe la solicitud de préstamo por parte de los clientes y se efectúa un análisis del crédito de acuerdo con las políticas de la Corporación. Una vez aprobado el crédito la Corporación solicita a las entidades del gobierno respectivas los fondos que van a ser entregados a los clientes. Estos dineros son entregados por dichas entidades a la Corporación una vez se elabore y apruebe el estudio.

El riesgo del crédito es asumido en su totalidad por la Corporación.

Los vencimientos por años de las obligaciones a largo plazo al 31 de mayo a cargo de la Corporación son como sigue:

	Valor
2006	78,968.8
2007	86,254.5
2008	134,447.6
2009	68,846.4
2010 en adelante	120,568.2
	$ 489,085.5

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 en este rubro corresponde a un 81%.

22. CUENTAS POR PAGAR

Intereses de créditos de bancos y otras obligaciones	$27,915.3
Retenciones y aportes laborales	2,096.8
Proveedores	24,887.6
Prometientes compradores (1)	1,690.7
Otros (2)	12,186.7
	$68,777.1

(1) Al 31 de mayo de 2005 se compone principalmente de abonos recibidos sobre compra de acciones de Proenca S.A. por parte de Ingenio La Cabaña $1,399.1

(2) A 31 de mayo de 2005, las partidas más representativas son comisiones y honorarios por $23.3; arrendamientos $74.5; y recaudos pendientes de aplicar de clientes $88.8.

La participación mayoritaria en este rubro corresponde a la Corporación en un 49%.

23. TITULOS DE INVERSION EN CIRCULACION

Emisión	Monto Autorizado	Monto Emitido	Valor Nominal	Saldo
2002	100.000.0	100,000.0	1,000,000	2,388.0
2003	100.000.0	701,000.0	1,000,000	86,905.0
				$89,293.0

La tasa de interés para estos títulos varía entre el DTF y el DTF + 6 vencida o anticipada; los plazos de vencimiento están entre enero y marzo del 2005, y su pago se realizará de acuerdo con las instrucciones de cada cliente.

Estos títulos están respaldados por el capital y la reserva legal y por el conjunto de créditos hipotecarios y prendarios a favor de la Corporación.

La participación mayoritaria de Leasing del Valle al 31 de Mayo de 2005 en este rubro corresponde a un 100.0%.

24. PROVISION PARA IMPUESTO SOBRE LA RENTA

La tarifa nominal del impuesto sobre la renta aplicable a la Corporación fue del 38.5%.

El cargo a resultados por impuesto sobre la renta fue como sigue:

Corriente	$3,573.4

A continuación se muestra la conciliación entre la renta gravable y la utilidad antes de impuesto sobre la renta y la determinación de los impuestos correspondientes al período terminado el 31 de Mayo:

Utilidad antes de Impuesto sobre la Renta	$53,986.4
Más (menos)- Provisiones no deducibles, neto	(3,923.0)
Corrección monetaria contable y fiscal	5,229.6
Valoración de Inversiones de Renta Variable, neto	(28,091.7)
Dividendos inversiones negociables, neto	(15,243.8)
Otros	10,038.1
Utilidad en venta de inversiones	3,816.8
Exceso entre renta presuntiva y ordinaria	(25,812.4)
Total Pérdida Fiscal	-
Renta Gravable Presuntiva (1)	24,507.0
Impuesto sobre la Renta (Sobre el mayor valor entre Renta Líquida y Renta Gravable Presuntiva)	38.5%
Gasto Provisión para Impuesto sobre la Renta	9,435.2
Provisión para impuesto sobre la renta a Mayo 31	3,704.4
Provisión impuesto de renta filiales	$7,277.8

(1) Las normas fiscales vigentes establecen que la Renta Gravable para el año 2005 debe ser al menos el 6% del Patrimonio Líquido Gravable del año inmediatamente anterior.

Las declaraciones de renta de los años 2004 y 2003 están sujetas a revisión y aceptación por parte de las autoridades fiscales. La administración de la Corporación y sus asesores legales consideran que no se presentarán diferencias de importancia en relación con los pasivos constituidos en caso de revisión de las declaraciones por parte de las autoridades tributarias.

Impuesto al Patrimonio

La Corporación realizó el pago del impuesto al patrimonio, durante el año 2005, el cálculo del mismo se efectuó tomando como base el patrimonio líquido a Diciembre de 2004.

25. OTROS PASIVOS Y PASIVOS ESTIMADOS

Impuestos	$10,015.6
Obligaciones laborales consolidadas	1,903.4
Ingresos anticipados y abonos diferidos	19,570.9
Pensiones de jubilación	1,078.1
Provisión para contingencias	517.7
Interés minoritario	2,663.2
Otros	8,873.4
	$44,622.3

(1) En el Juzgado Séptimo Laboral del Circuito de Cali cursa proceso ordinario laboral, promovido por el exempleado Luis Fernando Guzmán, donde pretende que la Corporación el reajuste el pago de la indemnización por despido injustificado, reintegro de salarios y prestaciones sociales retenidas deducidas y compensadas indebidamente. Se encuentra

en trámite de primera instancia, estimándose probables las pretensiones del demandante.

Así mismo en el Juzgado Tercero Laboral del Circuito de Cali, cursa proceso ordinario de mayor cuantía promovido por el exempleado Carlos Hernán Cárdenas, donde pretende el reconocimiento de tiempo extra, el reajuste prestacional y demás pagos inherentes a su relación laboral. Se encuentra en trámite de primera instancia. Se estiman las pretensiones del demandante probables.

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 en este rubro corresponde a un 67.4%.

26. CAPITAL SUSCRITO Y PAGADO

El capital autorizado de la Corporación al 31 de Mayo 2005 es de 100,000,000 de acciones de valor nominal de $10 cada una. Al cierre de dicho período 86,024,347 están suscritas y pagadas y se descomponen en 76,725,353 ordinarias y 9,298,994 preferenciales.

Las acciones con dividendo preferencial y sin derecho a voto (acciones preferenciales) se colocaron en el año 1993 a $5,000 cada una, devengan un dividendo mínimo del 2% anual del precio de suscripción inicial en pesos colombianos ajustable cada año en una suma equivalente al 100% del IPC. Los dividendos de esta clase de acciones no podrá ser inferior al de las acciones ordinarias.

La conformación del capital en acciones al 31 de Mayo es como sigue:

Acciones Ordinarias	767,253
Acciones Preferenciales	92,990
	860,243

27. GANANCIAS ACUMULADAS APROPIADAS Y SUPERAVIT POR REVALORIZACION DEL PATRIMONIO

Reservas

Legal

De acuerdo con disposiciones legales, el 10% de la ganancia neta de la Corporación en cada ejercicio debe ser apropiado como reserva legal, hasta que el saldo de ésta sea equivalente por lo menos al 50% del capital suscrito. Sólo será procedente la reducción de la reserva legal cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores o cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

En adición a los montos apropiados de las utilidades, el saldo de la reserva legal al 31 de Mayo de 2005 incluye $85,866.1, de prima en colocación de acciones. La Superintendencia exige que dicha prima sea acreditada a la reserva legal.

<u>Otras Reservas</u>

De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

Se liberaron las reservas ocasionales realizadas de acuerdo con el Artículo 42 Ley 75/86 por valor de $311,792 y otras para beneficencia y donaciones por valor de $65,606.

Dividendos Decretados

Al corte de mayo 31 de 2005 se han decretado dividendos pagaderos en efectivo por $7,378.8 equivalente a $793,50 por acción para las 9.298.994 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas a diciembre 31 de 2004 correspondiente a los dividendos acumulados pendientes por pagar para cada una de ellas de los ejercicios de los años 2000 por $356.25; 2001 por $383.50; 2002 por $53,75.

<u>Superávit por revalorización del patrimonio</u>

Se abono hasta el 31 de diciembre de 2000 a esta cuenta, con cargo a resultados, ajustes por inflación de los saldos de las cuentas de patrimonio. El valor reflejado en esta cuenta no podrá distribuirse como utilidad a los accionistas hasta tanto se liquide la Corporación o se capitalice tal valor.

28. CUENTAS CONTINGENTES Y DE ORDEN

Cuentas contingentes acreedoras	
Avales y garantías otorgadas	$3,538.9
Cartas de crédito	7,917.5
Otras	165,937.6
	177,394.0
Cuentas contingentes deudoras	741,454.4
Cuentas de orden deudoras	
Bienes y valores dados en garantía	1,502,868.7
Títulos de inversión amortizados	553,338.0
Diferencia fiscal entre el valor fiscal y contable	2,837,962.8
Otros	1,196,323.9
	6,090,493.4
Cuentas de orden acreedoras	
Corrección monetaria fiscal	1,238.6
Bienes y valores recibidos en custodia	12,659.5
Bienes y valores recibidos en garantía	2,809,530.6
Otros	1,820,023.0
	4,643,451.7
	$11,652,793.5

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 en las cuentas contingentes y de orden corresponde a un 86.4%

29. INGRESOS OPERACIONALES

Ingresos operacionales directos	
Intereses y descuentos amortizados cartera de crédito y Otros intereses	$43,547.2
Valoración inversiones	57,862.2
Comisiones y honorarios	10,409.6
Ganancia realizada en Inversiones Disponibles *para la* venta	3,255.5
Valoración y liquidación de derivativos	20,102.2
Diferencia en cambio	57,444.2
Utilidad en venta de inversiones	18,290.5
Arrendamiento de bienes en leasing	21,213.1
	232,124.5
Otros ingresos operacionales	
Dividendos y participaciones	11,878.3
Otros	21,497.5
	33,375.8
	$265,500.3

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 en este rubro corresponde a un 88.6%.

30. GASTOS OPERACIONALES

Gastos operacionales directos	
Intereses, prima amortizada y amortización de descuento	$75,251.8
Valoración inversiones	128.4
Comisiones	2,394.9
Valoración y liquidación de derivativos	10,204.6
Diferencia en cambio	57,918.9
Pérdida en venta de inversiones	21,603.2
Perdida en venta de cartera	0
Depreciaciones y amortizaciones de bienes en leasing	642.1
	168,143.9
Otros gastos operacionales	
Gastos de personal	11,194.7
Provisiones	29,200.0
Depreciaciones	551.7
Otros	12,403.6
	53,350.0
	$221,493.9

La participación mayoritaria de la Corporación al 31 de Mayo de 2005 en este rubro corresponde a un 89.2%.

31. INGRESOS (GASTOS) NO OPERACIONALES, NETO

Recuperaciones	$24,756.1
Utilidad en venta de propiedad planta y equipo y bienes recibidos en pago, (neto)	209.7
Ingresos por arrendamientos	156.5
Otros gastos	(8,200.4)
	$16,921.9

32. OPERACIONES CON ACCIONISTAS Y ADMINISTRADORES

Las compañías vinculadas según la definición de la administración, son las filiales, subsidiarias y vinculadas económicas. A continuación se detallan los saldos y compromisos por cobrar a cargo de accionistas y compañías vinculadas

OBLIGACIONES A CARGO DE ACCIONISTAS Y VINCULADOS.

El movimiento de los préstamos otorgados a los accionistas y vinculados al 31 de mayo de 2005 es como sigue:

AÑO 2005	ACCIONISTAS	JUNTA DIRECTIVA	REPRESENTANTES LEGALES
ACTIVOS	20,941.2	350.9	66.0
PASIVOS	0.4	-	19.7
INGRESOS	1,033.4	18.9	5.5
GASTOS	2.9	58.9	1.9

Incluye operaciones activas de crédito de aquellos accionistas que poseen menos del 10% del capital social y su saldo supera el 5% del patrimonio técnico.

Las características de las anteriores operaciones no difieren de las realizadas con terceros y como respaldo de los préstamos concedidos, la Corporación posee Garantías Hipotecarias y Prendarias, según el caso, sobre bienes cuyo valor comercial cubre el monto de los créditos otorgados adicionalmente. Los anteriores créditos se encuentran dentro de los límites previstos por la ley.

OPERACIONES CON COMPAÑIAS VINCULADAS

Las compañías vinculadas según la definición de la administración, son las filiales, subsidiarias y vinculadas económicas. A continuación se detallan los saldos y compromisos por cobrar con

compañías vinculadas:

Fondos Interbancarios Pasivos:	
Leasing del Valle S.A.	$5,617.9
Cartera de Créditos:	
Leasing del Valle S.A.	773.2
Cuentas por cobrar:	
Fiduciaria del Valle S.A.	52.9
Leasing del Valle S.A.	19.7
	72.6
Inversiones:	
Banco Corfivalle (Panamá) S.A.	14,077.8
Fiduciaria del Valle S.A.	10,925.8
Leasing del Valle S.A.	17,556.9
	42,560.5

33. REQUERIMIENTOS LEGALES

Transacciones en moneda extranjera

Las corporaciones están autorizadas para negociar libremente y mantener una posición en moneda extranjera, determinada por la sumatoria de los activos menos los pasivos en moneda extranjera más los derechos menos las obligaciones en moneda extranjera registrados en cuentas contingentes la cual no podrá ser inferior al 5% ni exceder del 20% de su patrimonio técnico, teniendo en cuenta que para el mes a liquidar se deberá tornar el patrimonio técnico de dos meses atrás.

En el caso de estados financieros de corte de ejercicio, o cuando no se haya realizado el reporte a la Superintendencia, el patrimonio técnico que servirá de base para el mencionado cálculo corresponderá al de los estados financieros más recientemente reportados. Sustancialmente, todos los activos y pasivos en moneda extranjera de la Corporación son mantenidos en dólares estadounidenses.

La posición propia en moneda extranjera de la Corporación, determinada por la diferencia entre activos y pasivos en moneda extranjera, con base en las Circulares Externas 24, 52 de 1992, incorporadas en la Circular Externa 100 de 1995, y posteriores modificaciones (37 de 1996 y 40 y 66 de 1999) emitidas por la Superintendencia, al 31 de Diciembre estaba conformada así:

	Equivalente en Miles de US$
Activos	$118,813.7
Pasivos	103,884.0
	$14,929.7

Relación de solvencia

El patrimonio técnico de las Corporaciones en Colombia no puede ser inferior al 9% del total de sus activos y contingencias de crédito ponderadas por niveles de riesgo. Al 31 de mayo de 2005 el patrimonio técnico de la Corporación representaba el 13.72%, de sus activos y contingencias de crédito ponderados por nivel de riesgo.

Inversiones

De acuerdo con el Estatuto Orgánico del Sector Financiero y normas de la Superintendencia Bancaria, las inversiones que realicen las Corporaciones Financieras en sociedades no podrán exceder en ningún momento el valor que resulte de sumar el capital pagado, reservas patrimoniales, revalorización del patrimonio y depósitos y exigibilidades a más de un (1) año de plazo. Al 31 de Mayo de 2005 la Corporación estaba cumpliendo con este requerimiento.

Controles de Ley

Durante el 2005 la Corporación dio cumplimiento a los diferentes requerimientos de ley en materia de encaje, posición propia, capitales mínimos, relación de solvencia, inversiones obligatorias y demás, certificando que al cierre del mencionado ejercicio no existe ni se tiene conocimiento de plan de ajuste alguno al cual deba someterse por incumplimiento de alguna disposición.

34. REVELACIÓN DE RIESGOS

Criterios y Procedimientos para la gestión de activos y pasivos

La Corporación efectúa una gestión integral de la estructura de sus activos, pasivos y posiciones fuera del balance, estimando y controlando el grado de exposición a los principales riesgos de mercado, con el objetivo de protegerse de eventuales pérdidas por variaciones en el valor económico de estos elementos de los estados financieros.

Gestión de riesgos

Al igual que los rendimientos y costos de la operación, los riesgos forman parte integral e inevitable de la actividad financiera. En los últimos años, la gestión de los riesgos de crédito, mercado, liquidez y operacional ha planteado a la Superintendencia y a la Corporación en creciente medida desafíos a los que se ha de hacer frente mediante nuevos principios en cuanto a la gestión, medición y control del riesgo.

La Corporación ha satisfecho estas exigencias, desarrollando herramientas de administración de riesgo para adoptarlas como un elemento básico de su actividad, y destinando cada vez mayor cantidad de recursos tecnológicos, económicos y humanos. Para la Corporación la capacidad de gestionar el riesgo de forma responsable constituye un requisito importante para hacer frente a los retos que impone el mercado.

La Corporación ha implementado el siguiente sistema de gestión de riesgo:

RIESGO DE TESORERÍA

Los recursos tecnológicos dedicados al control y monitoreo de los riesgos de tesorería se incrementaron en el año 2004 con la adquisición de un software para la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas.

Igualmente existe un comité con miembros de la Junta Directiva el cual se cita cuando hay movimientos importantes del mercado que afectan los resultados para tomar decisiones sobre el portafolio.

Existe un ejecutivo de riesgo especializado en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito, liquidez y operacional. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica.

1. Riesgo de Mercado:

Durante lo corrido del año 2005 la Corporación continuó controlando este riesgo a través de límites de posición de portafolios, además del seguimiento a los límites VeR implementados con los modelos de Risk Metrics tanto para los portafolios de la mesa de pesos como de dólares. Se continuó realizando reportes de stress test y aplicando la metodología de Loss Trigger para limitar las pérdidas potenciales de los negocios de tesorería. La Junta Directiva aprobó las metodologías y los límites en todos los casos.

a. **Límites**

a) **Posición:** La Junta Directiva definió unos límites máximos para la posición de títulos de deuda pública, tanto para títulos denominados en pesos como en dólares.. Igualmente definió un límite máximo para los títulos de deuda privada en cuyo caso adicionalmente debe existir cupo aprobado para el emisor de los títulos. Estos límites fueron definidos en función del valor nominal y plazo.

Éste órgano también definió los límites de posición en divisas.

La posición de la tesorería en deuda pública negociable al cierre de mayo de 2005 se resume así en valores nominales en pesos: TES tasa fija $103,202; TES UVR $46,959; TES IPC $5,200; Títulos Fogafin $13,166; Bonos República de Colombia $7,237y TES TRM $11,033 millones. En títulos de deuda privada el portafolio cerró en $121,283 millones. La posición en riesgo cambiario al cierre de mayo de 2005 ascendió a USD$-22.5 millones.

A partir de 2004 y aprovechando momentos de coyuntura donde se conseguían títulos de deuda pública con tasas atractivas y teniendo en cuenta el costo de los fondos y la capacidad de liquidez y operativa de la Corporación, se decidió adquirir títulos para ser clasificados como disponibles para la venta. Al cierre de mayo 31 de 2005 este portafolio en valores nominales en pesos estaba compuesto por TES tasa fija $119,000 millones, con vencimientos del 2007, y 2009. La utilidad por realizar contabilizada en el patrimonio correspondiente a la diferencia entre el valor de mercado y el valor a tir de compra de estos títulos ascendía a $5,274 millones.

En títulos de deuda pública al vencimiento la Corporación Financiera del Valle cerró así en valores nominales en pesos: TES tasa fija $8,000 y Bonos República de Colombia $16,880 millones.

El promedio de posición en TES durante el año 2005 fue $241,610 millones y el valor mínimo y máximo fueron $139,163 y $341,499 respectivamente. Para los Yankees los valores son $28,695, $7,205 y $53,303 respectivamente sin incluir títulos clasificados al vencimiento. Para los TES TRM los montos son $10,764, $10,197 y $11,308 respectivamente.

b) **VeR**: es la estimación de la máxima pérdida en el valor de mercado de una posición, al cabo de un periodo de tiempo determinado y dado un nivel de confianza.

La Junta Directiva de la Corporación tiene aprobado un VeR máximo de $-7,101 millones para los negocios de tesorería y este límite se ha cumplido desde su aprobación. El VeR promedio del año ascendió a $-1,648 millones.

Al cierre de mayo 31 de 2005 la tesorería de la Corporación Financiera del Valle S.A. generó ingresos netos antes de gastos operacionales por valor de $21,540 millones de pesos. La relación ingreso / riesgo tomando el VeR promedio del año indica que el riesgo al cual está expuesta la Corporación equivale a un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

c) **Límites de pérdidas:** MAT (Management Action Trigger): la máxima pérdida que la Corporación está dispuesta a asumir en la tesorería. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad. El límite MAT se fijó en $-7,101 millones. Al cierre de mayo 31 de 2005 los resultados de la tesorería en los últimos 30 días era positivo y se contaba con utilidades, por esta razón el límite MAT se estaba cumpliendo con bastante holgura y se ubicaba en un valor de $4,037 millones, incluyendo utilidades por $5,523 y un VeR equivalente a $-1,486.

d) **Análisis de sensibilidad (stress test):** se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo. Se utiliza como escenario más ácido un incremento de 200 puntos básicos en las tasas.

b. Herramientas de control

La Corporación cuenta con un módulo de cupos en línea que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites explicados en el numeral anterior, y mensualmente se presenta el cumplimiento de los mismos a la Junta Directiva.

2. Riesgo de Liquidez:

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes. Durante el periodo enero a mayo de 2005 la Corporación Financiera del Valle S.A. no presentó exposiciones significativas al riesgo de liquidez según la Circular Externa 042 de la Superintendencia Bancaria.

Por otra parte la Junta Directiva aprobó otros indicadores de liquidez adicionales tanto de largo plazo como de corto plazo, entre los de corto plazo se encuentran el MCO (Maximum

Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días, y el diferencial de tasas de captación frente al peer group. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

Al cierre de mayo 31 de 2005, estos indicadores se comportaron dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 millones de superávit presentaba un valor de $290,393.

3. Riesgo de Crédito:

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

3.1. Definición de cupos

Para efectos de determinar los cupos se siguen las siguientes metodologías dependiendo del sector al cual pertenece el emisor o contraparte.

a) *Sector Real*

Para las entidades pertenecientes al sector real de la economía se realiza un estudio para determinar el riesgo a asumir el cual incluye entre otros puntos:

- Accionistas y Administradores
- Evaluación estratégica y perspectivas
- Evaluación Financiera de Cifras Históricas
- Análisis de proyecciones futuras de la empresa
- Calificación de empresas

Con base en ese estudio se surte el proceso de aprobación en la instancia respectiva.

b) *Sector Financiero*

Incluye entidades de crédito, fiduciarias, comisionistas, fondos de pensiones y cesantías, instituciones de orden estatal, aseguradoras.

Con el fin de determinar el riesgo de un emisor y/o contraparte se utiliza la metodología CAMEL la cual emplea los siguientes factores para su evaluación:

C: Capital Adequacy
A: Asset Quality
M: Management
E: Earnings
L: Liquidity

Basados en esta metodología la instancia respectiva aprueba el cupo de contraparte y/o emisor.

3.2. Categorías de riesgo

Entendiendo que las operaciones de tesorería implican distintos grados de riesgo dependiendo de su naturaleza, la Junta Directiva aprobó las siguientes categorías de riesgo de mayor a menor grado.

Categoría 1:

Préstamos de corto plazo (menor a un año) y largo plazo (mayor a un año).
Ejemplos: Cartera fondos propios, comercio exterior, redescuentos, interbancarios, títulos, avales, garantías bancarias.

Categoría 2:

Exposición crediticia en productos derivados renta fija y divisas.
Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura definida en la Circular Externa 076 de 2000 de la Superintendencia Bancaria, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3:

Riesgo spot (Nacional t+2, Internacional t+5)
Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoría DVP o compensada:

Riesgo de mercado intraday

3.3. Herramientas de control

La Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC, Set-Fx y SEN.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable, y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito, liquidez y operacional asociados al mismo.

RIESGO DE CREDITO

Con la expedición de la Circular Externa 052 de 2004 se precisa que las entidades podrán adoptar sus propios modelos internos o acoger los modelos de referencia de la Superbancaria

Se precisa que las entidades solo podrán presentar modelos internos una vez la Superbancaria adopte los respectivos modelos de referencia. Este organismo adoptará inicialmente el modelo de referencia para la cartera comercial el 1 de julio de 2005. A partir de esa fecha las entidades interesadas podrán presentar para evaluación sus modelos internos de dicha cartera.

Durante el 2004, atendiendo las disposiciones de la Superintendencia Bancaria, continuamos con el proceso de calibración del modelo para el cálculo de Pérdidas Esperadas, contemplado en el SARC; de igual manera se actualizaron las Bases de Datos con los resultados de los clientes de la Corporación, materia prima fundamental para el funcionamiento del modelo

32. GOBIERNO CORPORATIVO

Junta Directiva y Alta Gerencia

La junta directiva y alta gerencia de la Corporación están al tanto y debidamente informadas de las responsabilidades y riesgos de la operación, así mismo de la estructura y de los diferentes procesos que la compañía debe llevar a cabo en su gestión.

De igual forma en las reuniones de junta directiva a las que asiste el presidente y vicepresidentes de la Corporación se tratan todos los temas del riesgo, se definen las políticas, atribuciones y se aprueban los limites en las áreas de tesorería y crédito.

Políticas y división de funciones

La política de gestión de riesgos se impartió desde la junta directiva y presidencia de la institución y abarca toda la gestión de las actividades de la compañía que tienen riesgos inherentes; estas políticas se analizan en junta directiva, comité de presidencia y comité de riesgos financieros.

La Vicepresidencia de riesgos es la responsable de analizar y estimar los diferentes riesgos e informar a presidencia y al comité de riesgos. (ALCO)

Reporte a la junta directiva

Previo análisis de los riesgos en el comité de riesgos financieros (ALCO), se establecen los informes mensuales que van a hacer entregados a la junta directiva en virtud de los diferentes riesgos de la compañía.

Infraestructura Tecnológica

De acuerdo con el tamaño de la Corporación y considerando los cambios en la normatividad de cartera e inversiones que aplicaron desde el año 2002, se han implementado las ayudas tecnológicas para efectuar un adecuado monitoreo a las operaciones generando información confiable para la toma de decisiones. Con estas ayudas la Corporación tiene la capacidad de hacer el seguimiento permanente a las operaciones.

Metodología para medición de riesgos

Las metodologías existentes identifican y miden los diferentes tipos de riesgo y es así como operan los métodos encaminados a evaluar el riesgo de operaciones de tesorería, para operaciones de divisas y el método de riesgo de mercado y que fueron enunciadas en las notas 2 y 32.

Estructura Organizacional

Se definió claramente en el organigrama de la Corporación el área de control de riesgos, quien actúa con completa independencia respecto del áreas comercial y de operaciones siendo su reporte en forma directa a la presidencia de la Corporación.

Verificación de Operaciones

La Corporación cuenta con mecanismos de seguridad que le permiten constatar, cuando sea del caso, las condiciones pactadas y comprobar que las operaciones realizadas son adecuadas.

Así mismo, el registro contable de las operaciones se realiza de manera ágil y confiable toda vez que son verificadas para evitar errores que puedan alterar los resultados de la entidad.

Auditoria

La revisoría fiscal y la auditoria interna se encuentran plenamente informadas de las operaciones de la entidad y en sus visitas y verificaciones han efectuado recomendaciones las cuales han sido atendidas por la administración.

De igual forma se verifican las operaciones efectuadas entre las personas y empresas vinculadas cuando es del caso.

Recurso Humano

Las personas que están involucradas con el área de riesgo están altamente calificadas y preparadas, tanto en su parte académica como en su parte profesional.

Una vez finalizado lo anterior, la Asamblea General de Accionistas aprobó los estados financieros y el informe del revisor fiscal por 55.213.880 acciones ordinarias y 5.329.213 acciones con dividendo preferencia y sin derecho a voto. Se abstuvo de votar la representante de los Doctores Mario Scarpetta Gnecco propietario de 653.586 acciones ordinarias y Lilly Scarpetta Gnecco, propietaria de 646.984 acciones ordinarias y de 4.618 acciones con dividendo preferencia y sin derecho a voto, quienes por ser Directores de la Corporación Financiera del Valle S.A. se abstuvieron de aprobar con sus propias acciones las cuentas de la Administración. No hubo votos negativos ni en blanco.

En consecuencia, de conformidad con los Estatutos Sociales de la Corporación y la ley, la proposición sobre la aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal, fue aprobada por 60.543.093 Acciones Ordinarias y Acciones con Dividendo Preferencial y sin Derecho a Voto presentes en esta reunión de la Asamblea General Extraordinaria de Accionistas, que representa el 70.3790% del capital suscrito y pagado.

5. ESTUDIO Y APROBACIÓN DEL COMPROMISO DE FUSIÓN DE LA CORPORACIÓN FINANCIERA DEL VALLE S.A. CON LA CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y EJERCICIO DEL DERECHO DE RETIRO EN LOS TÉRMINOS ESTABLECIDOS EN LA LEY.

A continuación el señor Presidente de la Asamblea realizó una exposición del Compromiso de Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A., el cual junto con sus anexos estuvieron a disposición de los señores accionistas con anterioridad a la presente reunión extraordinaria por el término de quince (15) días hábiles previsto en la Ley. En el mismo se presentan los siguientes acápites: (i) Nombre de las Sociedades que se Fusionan y Generalidades; (ii) los motivos de la fusión y las condiciones en que se realizará; (iii) condiciones jurídicas de la fusión; (iv) método de valoración para efectuar la fusión y relación de intercambio (v) Derecho de retiro; (vi) Autorizaciones gubernamentales; (vii) fecha de perfeccionamiento; (viii) Anexos; y (ix) Derecho de inspección.

Seguidamente, se dio lectura del Compromiso Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A., incluido en el folleto entregado a los señores Accionistas para la presente reunión, conforme al siguiente texto:

"COMPROMISO DE FUSIÓN ENTRE LA CORPORACIÓN FINANCIERA DEL VALLE S.A. Y LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.

Entre los suscritos a saber:

I. **ALEJANDRO ZACCOUR URDINOLA**, mayor de edad, domiciliado y residente en la ciudad de Cali, identificado con la cédula de ciudadanía No. 16.746.976 de Cali, actuando- en su calidad de Presidente y Representante Legal de la **CORPORACIÓN FINANCIERA DEL VALLE S.A.**, lo cual acredita mediante certificados de existencia y de representación legal expedidos por la Superintendencia Bancaria y la Cámara de Comercio de Cali, que se adjuntan como **Anexo 1** de este Compromiso.

II. **PEDRO NEL OSPINA SANTA MARÍA,** mayor de edad, domiciliado y residente en Bogotá, identificado con la cédula de ciudadanía número 71.578.104 de Medellín, actuando en su calidad de Presidente y Representante Legal de la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, lo cual acredita mediante certificados de existencia y de representación legal expedidos por la Superintendencia Bancaria y la Cámara de Comercio de Bogotá, que se adjunta como **Anexo 2** de este Compromiso.

La **CORPORACIÓN FINANCIERA DEL VALLE S.A.** y la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.,** celebramos el presente compromiso de fusión (el "Compromiso"), de acuerdo con las autorizaciones impartidas por las Juntas Directivas, según consta en las actas números 1555 de la **CORPORACIÓN FINANCIERA DEL VALLE S.A.** y 1312 de la **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, ambas de fecha agosto 26 de 2005, un extracto de las cuales se adjunta a este documento como **Anexo 3**, que se rige por las siguientes:

CLÁUSULAS

1. Nombre de las Sociedades que se Fusionan y Generalidades.

1.1. La Corporación absorbente

Es CORPORACIÓN FINANCIERA DEL VALLE S.A., establecimiento de crédito constituido mediante escritura pública número 5710 del 27 de noviembre de 1961 de la Notaría Primera de la ciudad de Cali, domiciliada en la ciudad de Cali, sujeta a la vigilancia y control de la Superintendencia Bancaria de Colombia, en adelante la ENTIDAD ABSORBENTE.

Las acciones están inscritas en la Bolsa de Valores de Colombia S.A.

1.2. La Corporación absorbida

Es CORPORACIÓN FINANCIERA COLOMBIANA S.A., establecimiento de crédito constituida mediante escritura pública número 8507 del 18 de diciembre de 1959 de la Notaría Quinta de Bogotá, domiciliada en la ciudad de Bogotá, sujeta a la vigilancia y control de la Superintendencia Bancaria de Colombia y en tanto emisor en el mercado público de valores, se encuentra sujeta al control de la Superintendencia de Valores, en adelante la ENTIDAD ABSORBIDA.

Las acciones no están inscritas en la Bolsa de Valores de Colombia S.A.

2. Los motivos de la fusión y las condiciones en que se realizará.

El sector financiero colombiano ha sufrido cambios estructurales en los últimos quince años. El canal de crédito se ha expandido y los negocios financieros han aumentado y se han vuelto más complejos. Con anterioridad a la apertura económica, el canal de crédito de la economía era exclusivamente el sector bancario tradicional, hoy en día se tiene mercados de capitales y de divisas crecientes y en rápida evolución.

Actualmente, el canal de crédito intermediado sigue siendo una de las fuentes de recursos de la economía, sin embargo se han creado dos nuevos grandes mercados: el mercado de capital y el mercado de divisas. Este hecho ha implicado un cambio en la estructura del sector financiero y un incremento en la importancia de los inversionistas institucionales y mercados de capitales en la obtención de crédito para los sectores público y privado.

De esta forma, para entender la dinámica y futuras tendencias del sector financiero es importante tener en cuenta los tres principales mercados de la actualidad: (i) Crédito intermediado; (ii) Mercado de Capitales y (iii) Mercado de Divisas.

En este ambiente la ENTIDAD ABSORBENTE y la ENTIDAD ABSORBIDA cuentan con una plataforma y recursos que han desarrollado a lo largo de los últimos años para aprovechar las oportunidades que un mercado como este ofrece.

En ese sentido una corporación ampliada con una importante participación en el mercado de capitales a través de sus inversiones de renta variable y su capacidad de inversión y rotación en las de renta fija,

un conocimiento y liderazgo en el mercado de divisas colombiano, una banca de inversión fuerte y de prestigio, y mesas de distribución en las principales ciudades del país, constituirán atributos de vital importancia conformando un agente con mucho potencial en nuestro mercado financiero.

Este fortalecimiento que se propone a ustedes busca aprovechar al máximo las sinergias desarrolladas por las dos corporaciones, sumando beneficios de escala fruto de una organización de mayor tamaño, que redundara en una mejor y más completa atención a nuestros clientes. Con esta operación, en términos patrimoniales la entidad resultante se ubicaría dentro de las 5 entidades financieras del país.

2.1. Principales cifras de la entidad Integrada con los balances del mes de mayo de 2005.

Con base en los balances que empleó CITIGROUP GLOBAL MARKETS INC. para la valoración de las dos corporaciones, la ENTIDAD ABSORBENTE presentaría las siguientes cifras:

- Patrimonio de $903.502 millones y cumplirá ampliamente con los requisitos de capital y margen de solvencia establecidos por la ley.

- En materia de activos, se ubicará en un nivel de $4,3 billones, sustentado en los principales activos productivos que son en su orden: la cartera de crédito y las inversiones de renta variable y renta fija. En materia de pasivos crecerá de acuerdo al comportamiento de los activos, hasta el nivel de $3.4 billones.

- En cuanto a la cartera neta de la entidad, quedará con un saldo de $1.8 billones.

- Las inversiones de renta fija quedan con un monto de $0.9 billones en portafolio.

- El portafolio de renta variable quedará con un valor de $1.3 billones, donde las principales inversiones que aportan las dos entidades serian:

(i) Compañías de la ENTIDAD ABSORBENTE:

Filiales Financieras	**%**
Leasing del Valle S.A.	94.5%
Fiduciaria del Valle S.A.	94.5%

Banco Corfivalle Panamá	100.0%
Casa de Bolsa S.A.	94.5%

Compañías del Sector Real	
Proyectos de Energía y Gas (Pesa S.A.)	94.5%
Inversiones de Energía y Gas S.A.	94.5%
Promotora de Energía y Gas	94.5%
Promigas	14.0%
Prodesal S.A.[1]	94.6%
Hoteles Estelar	84.3%
Lloreda S.A.	52.6%
Compañía Agropecuaria e Industrial Pajonales	94.5%
Proyectos de Infraestructura S.A. (pisa)	32.1%
Valora S.A.	94.9%
Colombina S.A.	7.6%
Concesionaria Tibitoc S.A.	33.3%
Gas Natural S.A.	1.9%

(ii) Compañías de la ENTIDAD ABSORBIDA:

Compañías del Sector Financiero	**%**
Leasing de Occidente S.A.	45.24%
Fiduciaria de Occidente S.A.	4.99%
Valores de Occidente S.A.	48.99%

Compañías del Sector Real	**%**
Promigas	10.29%
Estudios Proyectos e Inversiones de los Andes S.A.	94.87%
Coviandes S.A.	0.25%
Colombiana de Licitaciones y Concesiones Ltda.	99.9%
Sociedad de Inversiones en Energía S.A. (SIE-Terpel)	10.31%
Tejidos Sintéticos de Colombia S.A.	94.99%
Pizano S.A.	22.07%
Mineros S.A.	6.98%
Huevos Oro Ltda.	99.9%

La composición del portafolio de renta variable resultante de la fusión de las Corporaciones que equivale a 1.3 billones de pesos, a 31 de mayo de 2005, sería la siguiente:

---

1 Esta sociedad se encuentra en proceso de enajenación.


Alimentos
•Lloreda
•Colombina
•Huevos Oro
Financiero
•Leasing de Occidente
•Leasing del Valle
•Fiduvalle
•Casa de Bolsa
•Banco Panamá
Infraestructura:
•Promigas
•EEB
•Coviandes
•Pisa
•Tibitoc
Financiero 12%
Otras 1%
Alimentos 5%
Manofactura 2%
Minero 1%
Construcción 1%
Propiedad Raíz 4%
Químico 7%
Hotelero 7%
Agroindustria 7%
Petroquimica 2%
Infraestructura 51%
Manufactura
•Tesicol
•Extrucol
Minero
•Mineros
Construcción
•Pizano
•Tablemac
Prop. Raiz
•Valora
Químico
•Prodesal
Hotelero
•Hoteles Estelar
•Hotel Santamar
Petroquímica:
•Terpel
Agroindustria
•Pajonales
•Unipalma

Se advierte que las cifras finales pueden diferir, dado que la contabilidad de la ENTIDAD ABSORBENTE reflejará los resultados contables a la fecha de otorgamiento de la escritura pública de fusión, luego del pronunciamiento de la Superintendencia Bancaria sobre la no objeción de la operación.

2.2. Condiciones Jurídicas en que se realizará la Fusión.

El presente Compromiso de Fusión se someterá a lo dispuesto en el Estatuto Orgánico del Sistema Financiero y a las demás disposiciones aplicables a este compromiso.

2.2.1. Como consecuencia de lo anterior, la ENTIDAD ABSORBENTE, a título de fusión emitirá e intercambiará, en los términos que se señalan más adelante, acciones ordinarias sin sujeción al derecho de preferencia a favor de los accionistas de la ENTIDAD ABSORBIDA que se encuentren inscritos en el libro de registro de acciones en la fecha en la cual se otorgue la escritura pública que formalice la fusión.

2.2.2. La ENTIDAD ABSORBENTE aumentará su capital autorizado, actualmente de $1.000.000.000, a la suma de $1.600.000.000, con el objeto de permitir la emisión de las acciones ordinarias que sean necesarias para dar cumplimiento a la relación de intercambio de las acciones ordinarias de la ENTIDAD ABSORBENTE y la ENTIDAD ABSORBIDA.

2.2.3. La ENTIDAD ABSORBIDA se disuelve sin liquidarse y transferirá a la ENTIDAD ABSORBENTE como universalidad jurídica la totalidad de los activos, pasivos y patrimonio de que sea titular en el momento del otorgamiento de la escritura de fusión mediante la cual se protocoliza este Acuerdo, en los términos de los artículos 60 del Estatuto Orgánico del Sistema Financiero, 172 y 178 del Código de Comercio. La ENTIDAD ABSORBENTE aceptará la transferencia a su favor del dominio de los activos, e igualmente asumirá plenamente los pasivos que le serán transferidos, con el fin de integrar todo lo anterior a su patrimonio. Este proceso es irrevocable. Por lo tanto, concluirá con la fusión de las dos entidades.

2.2.4. Como consecuencia de la fusión por absorción y una vez formalizada ésta, la ENTIDAD ABSORBENTE adquiere como universalidad jurídica, la totalidad de los bienes y derechos incluyendo los relacionados con propiedad intelectual como marcas, enseñas, nombres comerciales, patentes y en general derechos susceptibles de protección, que posea la ENTIDAD ABSORBIDA, así como los bienes y derechos de cualquier clase que ésta última adquiera hasta el momento de consumarse la fusión.

2.2.5. La modificación del titular de los bienes inmuebles y demás bienes cuyo traspaso esté sujeto a registro, y que al momento de perfeccionarse la fusión sean de propiedad de la ENTIDAD ABSORBIDA, todos los cuales harán parte de la escritura de fusión o de las escrituras públicas adicionales de acuerdo con lo establecido en el numeral 4 del artículo 60 del Estatuto

Orgánico del Sistema Financiero, se efectuará a favor de la ENTIDAD ABSORBENTE, mediante la anotación correspondiente ante las Oficinas de Registro competentes.

2.2.6. La transferencia en favor de la ENTIDAD ABSORBENTE de los bienes muebles de la ENTIDAD ABSORBIDA se efectuará mediante entrega física en bloque, adicionada con las notas de cesión, traspasos o endosos a que hubiere lugar y tomando como base los registros, inventarios, balances y libros de ENTIDAD ABSORBIDA.

2.3. Modificación razón social y domicilio social

A partir de la formalización de la fusión, y toda vez que la razón social de la ENTIDAD ABSORBIDA tiene un ámbito nacional, la ENTIDAD ABSORBENTE tendrá el nombre de CORPORACIÓN FINANCIERA COLOMBIANA S.A. pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., y tendrá como domicilio social la ciudad de Bogotá D.C.

2.4. Aspectos relativos a la libertad de competencia.

La fusión no implicará, directa o indirectamente limitaciones de ninguna índole a la libre competencia comercial, ni dará lugar al surgimiento de condiciones inequitativas en la prestación de los servicios propios de las entidades que participan en este proceso.

La ENTIDAD ABSORBENTE seguirá compitiendo en el mercado nacional, junto con las demás entidades de la misma naturaleza existentes en el país en las condiciones actualmente imperantes. Con ocasión de la presente fusión por absorción no habrá lugar a violación del régimen de libre comercio.

2.5. Estatutos para la sociedad que resulte del Proceso de Fusión

Serán los Estatutos de la ENTIDAD ABSORBENTE, con las modificaciones a que haya lugar, y que se determinen en la Asamblea General de Accionistas.

2.6. Aviso de Aprobación del Compromiso

Teniendo en cuenta que la ENTIDAD ABSORBENTE cumplirá con los requisitos de capital, los índices adecuados de patrimonio y las normas

de solvencia vigentes, al momento de formalizarse la fusión, no procederá la publicación del aviso al público de que trata el artículo 174 del Código de Comercio. Lo anterior, de conformidad con lo establecido por el artículo 59 del Estatuto Orgánico del Sistema Financiero.

2.7. Accionistas de la entidad absorbida

Una vez se perfeccione la fusión, mediante el otorgamiento de la escritura pública correspondiente, los accionistas de la ENTIDAD ABSORBIDA pasarán a ser accionistas de la ENTIDAD ABSORBENTE de acuerdo con la relación de intercambio determinada de conformidad con el Estudio Técnico Independiente realizado por CITIGROUP GLOBAL MARKETS INC., el cual se agrega al presente Compromiso como **Anexo No. 4**.

2.8. Estudio Técnico Independiente

De conformidad con el artículo 62 del Estatuto Orgánico del Sistema Financiero el intercambio de acciones resultantes de la fusión, se efectúa con base en los valores que arroja el Estudio Técnico Independiente, realizado en cada una de las entidades, en los términos de los numerales 2, 3 y 4 del mencionado artículo, efectuado por CITIGROUP GLOBAL MARKETS INC., firma de expertos, domiciliada en Nueva York (EUA), cuya idoneidad e independencia fue calificada previamente y para este caso por la Superintendencia Bancaria de Colombia, mediante el Oficio No. 2005022337-10 del 16 de junio de 2005. La citada comunicación se adjunta a este Compromiso como **Anexo No. 5**.

La valoración, los supuestos y explicación del método de valoración utilizado, se encuentran en el Estudio Técnico Independiente, que forma parte integral de este compromiso de fusión.

3. Método de Valoración para efectuar la Fusión y relación de Intercambio

3.1. Métodos de Valoración

En los términos del literal b), numeral 2 del artículo 56 del Estatuto Orgánico del Sistema Financiero, la valoración se realizó con base en los estados financieros del período intermedio de ambas corporaciones, al corte de 31 de mayo de 2005 debidamente dictaminados. Se establecieron los valores de las acciones de las ENTIDADES ABSORBENTE y ABSORBIDA, que se obtuvieron de acuerdo con la siguiente metodología de valoración:

En la evaluación del estudio independiente de valoración realizado por CITIGROUP GLOBAL MARKETS INC. se analizaron las dos compañías en su estado actual, sin cambios fundamentales en su direccionamiento estratégico. La fecha de valoración de las dos compañías fue mayo 31 de 2005.

Tanto la ENTIDAD ABSORBENTE como la ABSORBIDA cuentan con las siguientes líneas principales de negocios:

1. Portafolio de Inversiones de renta variable, el cual consiste en un conjunto de inversiones en más de 45 compañías, algunas listadas en la bolsa y otràs no.

2. Negocio Bancario:

    a. Banca de Inversión, que consiste principalmente en:
        i. Actividades de tesorería incluyendo venta y negociación (trading) de deuda pública (TES), divisas y derivados;
        ii. Originación y distribución de títulos y créditos sindicados y;
        iii. Asesorías de finanzas corporativas.
    b. Banca Comercial, el cual consiste principalmente en préstamos a empresas medianas.

La valoración se obtuvo mediante la sumatoria del valor asignado por CITIGROUP GLOBAL MARKETS INC. a cada línea de negocios.

3.1.1. Metodología de Valoración del Portafolio de Inversiones

El Portafolio de Inversiones fue valorado examinando cada una de las compañías que lo componen. Para valorar estas compañías se utilizaron diferentes métodos incluyendo Modelos de Dividendos Descontados (MDD), Flujos de Caja Descontados (FCD), análisis de Compañías Comparables, Avalúos, Capitalización Bursátil y Valor en Libros. Una vez el valor del Portafolio de Inversiones fue calculado, sumando el valor de las diferentes compañías, se tuvieron en cuenta los impuestos (teniendo como base la diferencia entre el valor de mercado y su valor en libros). También la deuda que financia el Portafolio de Inversiones y sus costos operacionales asociados fueron restados para obtener su valor de mercado neto de participaciones.

3.1.2. Metodología de Valoración del Negocio Bancario

Para valorar el Negocio Bancario se elaboró un Modelo de Dividendos Descontados (MDD). Esta técnica de valoración es ampliamente utilizada para valorar instituciones financieras y tiene en cuenta que éstas son entidades reguladas que necesitan cumplir requerimientos mínimos de capital antes de pagar dividendos. En un MDD tanto el Balance General como el Estado de Resultados de la compañía se proyectan sobre un periodo relativamente largo de tiempo, 10 años.

3.2. Cálculo de la Relación de Intercambio

La determinación del valor de intercambio se ha efectuado con base en el Estudio Técnico Independiente elaborado por CITIGROUP GLOBAL MARKETS INC. y presentado a las Juntas Directivas de las ENTIDADES ABSORBENTE y ABSORBIDA, conforme a los estados financieros de ambas entidades, con corte al 31 de mayo de 2005.

De acuerdo con dicho Estudio, la participación patrimonial de cada una de las entidades es el siguiente:

	Participación %	No. de Acciones
CORFIVALLE	58.8%	86.024.347
CORFICOLOMBIANA	41.2%	1.115.661.286

La ENTIDAD ABSORBENTE, sustituirá las acciones de la ENTIDAD ABSORBIDA, por acciones de la ABSORBENTE, de valor nominal $10.

Las acciones de la ENTIDAD ABSORBENTE serán entregadas a los accionistas de la ENTIDAD ABSORBIDA, de acuerdo con lo siguiente:

	Acciones Iniciales	Acciones Entregadas	Acciones Recibidas	Acciones Finales	% Propiedad	Relación de Intercambio (b)
Corficolombiana	1,115,661,286	1,115,661,286	60,275,563	60,275,563	41.2%	0.0540
Corfivalle	86,024,347			86,024,347	58.8	
Total				146,299,910		

(b) número de acciones comunes de Corfivalle a recibir por cada acción de Corficolombiana

De conformidad con los estados financieros con corte al 31 de mayo de 2005, el patrimonio de ambas entidades es el siguiente:

	Patrimonio Cop. MM
CORFIVALLE	$534.323
CORFICOLOMBIANA	$369.179

De conformidad con lo anterior, el Valor Intrínseco por Acción de la SOCIEDAD ABSORBENTE es el siguiente:

Valor intrínseco = 903.502.000.000 / 146.299.910 = **$6.175,68**

Significa lo anterior que a cada acción de la ENTIDAD ABSORBIDA le corresponden 0.0540 acciones de la ENTIDAD ABSORBENTE, luego la relación de intercambio para las acciones de esta última entidad será la siguiente:

RELACION DE INTERCAMBIO

1 acción de la ABSORBIDA = 0.0540 acciones de la ABSORBENTE

3.2.1. Intercambio de acciones

3.2.1.1 La ENTIDAD ABSORBENTE liberará sin sujeción al derecho de preferencia, las acciones ordinarias que sean necesarias para dar cumplimiento a la fusión mediante el intercambio de acciones, sin requerirse reglamento de emisión, oferta pública, ni aprobación particular de parte de la Superintendencia Bancaria, en los términos del Artículo 60 numeral 5º del Estatuto Orgánico del Sistema Financiero. Estas acciones serán colocadas exclusivamente entre los accionistas de la ENTIDAD ABSORBIDA debidamente inscritos en sus libros a la fecha en que se otorgue la escritura pública que formalice la Fusión.

Para el intercambio de los títulos que se encuentren en DECEVAL, se aplicará el procedimiento establecido en el reglamento de dicha institución.

3.2.1.2 En el evento en que al efectuarse el intercambio, resultare a favor de los accionistas de la ENTIDAD ABSORBIDA una fracción de acción de la ENTIDAD ABSORBENTE, aquéllos tendrán derecho a negociar entre sí, hasta el día de registro de la escritura pública de formalización de la fusión, la fracción de acción para completar un número entero de acciones de la ENTIDAD ABSORBENTE, en los términos del

numeral 5º del artículo 60 del Estatuto Orgánico del Sistema Financiero. El valor de las fracciones que finalmente queden, se pagarán en efectivo, de acuerdo con lo indicado en el numeral 3.2.3.

3.2.1.3 Para los titulares inscritos que no ejercieron la opción de negociación, a que se refiere el numeral anterior, y previa entrega de los correspondientes títulos originales de las acciones de la ENTIDAD ABSORBIDA, la ENTIDAD ABSORBENTE pondrá a disposición de dichos titulares, en las oficinas situadas en la Carrera 13 No. 26 - 45 Piso 8 de la ciudad de Bogotá D.C., República de Colombia, el valor en efectivo correspondiente a las fracciones de acciones que no alcanzaren a completar el equivalente a una acción de la ABSORBENTE, se reconocerán al accionista en dinero siguiendo el Estudio Técnico Independiente elaborado por CITIGROUP GLOBAL MARKETS INC. aplicando la siguiente fórmula:

$$VA \times FA = VR$$

Donde: VA = El valor de la acción de la ABSORBENTE a 31 de mayo de 2005.

FA = Fracción de Acción de la ABSORBIDA resultante del intercambio.

VR =Valor a recibir por el accionista de la ABSORBIDA por el valor de la fracción de unidad de la ABSORBENTE.

Con todo, la ENTIDAD ABSORBENTE pondrá a disposición del respectivo accionista el valor de la acción o fracción de la acción de la ENTIDAD ABSORBIDA que no alcance para adquirir una acción de la ENTIDAD ABSORBENTE (VR) en las oficinas a que se hace referencia en el numeral 3.2.1.4. A partir de esta puesta a disposición, se tendrá por pagado su precio, y en consecuencia, se podrán cancelar los títulos de las acciones de la ENTIDAD ABSORBIDA.

En ningún caso las sumas puestas a disposición de los accionistas de la ENTIDAD ABSORBIDA causarán intereses o reajuste de precio a favor de dichos accionistas.

3.2.1.4 Los accionistas de la ENTIDAD ABSORBIDA podrán solicitar el intercambio de acciones a partir del día hábil siguiente al del registro de la escritura pública que formalice la fusión. Para tal efecto, dichos accionistas deberán hacer entrega física a la ENTIDAD ABSORBENTE, de los correspondientes títulos originales de acciones de la ENTIDAD ABSORBIDA, sin perjuicio de quedar autorizada a partir de la fecha del registro de la escritura pública de fusión, para realizar la cancelación de todos los títulos de acciones de la ENTIDAD ABSORBIDA en los libros de éste. Previa verificación de los registros correspondientes, la ENTIDAD ABSORBENTE entregará los títulos de acciones a partir del día hábil siguiente, contado desde la fecha en que se recibieron los títulos de la ENTIDAD ABSORBIDA. Para el intercambio de las acciones, los accionistas de la ENTIDAD ABSORBIDA deben concurrir a la Carrera 13 No. 26 – 45 Piso 8 de la ciudad de Bogotá D.C., República de Colombia.

3.2.1.5 Las acciones ordinarias de la ENTIDAD ABSORBENTE que recibirán los accionistas de la ENTIDAD ABSORBIDA, darán derecho a un dividendo igual al que recibirán las acciones ordinarias de la ENTIDAD ABSORBENTE, actualmente en circulación, por concepto de distribución de utilidades que se llegaren a causar para el ejercicio social del año 2005, pagadero en los mismos términos.

4 Estados financieros para establecer las condiciones de la fusión

4.1. En los estados financieros de la ENTIDAD ABSORBENTE la fusión se contabilizará de acuerdo con las instrucciones que al respecto imparta la Superintendencia Bancaria de Colombia.

4.2. Para una mejor comprensión de los términos de la fusión, se acompañan los estados financieros de las ENTIDADES ABSORBENTE y ABSORBIDA, con corte a 31 de mayo de 2005 debidamente certificados, dictaminados y acompañados de la notas a dichos estados financieros, que contemplan la discriminación y valoración de sus activos y pasivos y los datos y cifras tomados de los libros de contabilidad y el estudio técnico independiente que consagra la valoración de las entidades, la metodología utilizada y la consecuente relación de intercambio como **Anexo 6**.

5 Derecho de Retiro

El ejercicio del Derecho de retiro, en caso de resultar aplicable, respecto de los accionistas de las ENTIDADES ABSORBENTE Y ABSORBIDA, como resultado de la fusión, se ejercerá de acuerdo con lo establecido en el Estatuto Orgánico del Sistema Financiero.

6 Autorizaciones Gubernamentales

6.1. Superintendencia Bancaria de Colombia

Una vez aprobado el presente compromiso de fusión por parte de las correspondientes Asambleas Generales de Accionistas de las sociedades, se dará aviso a la Superintendencia Bancaria, en los términos previstos en el artículo 56 del Estatuto Orgánico del Sistema Financiero.

6.2. Superintendencia de Valores.

De conformidad el parágrafo primero del artículo 1.2.4.41 de la Resolución 400 de 1995, expedida por la Sala General de la Superintendencia de Valores, en los casos de fusión de entidades sujetas a la vigilancia de la Superintendencia Bancaria y siempre que no exista objeción de tal entidad, no le es aplicable la regla general prevista en tal artículo, según la cual, los emisores de bonos no pueden, durante la vigencia de la emisión, fusionarse, entre otros, a menos que los autorice la Asamblea General de Tenedores de Bonos o se les ofrezca alguna de las opciones previstas en dicha norma.

De igual forma, la Circular Externa número 12 de 1998 de la Superintendencia de Valores, estableció que no se requiere autorización de la Superintendencia de Valores cuando se trate de fusión de entidades vigiladas por la Superintendencia Bancaria.

A pesar de lo anterior, y considerando que ambas entidades como emisores de valores que se transan en el Mercado Público de Valores, están sujetas al control de la Superintendencia de Valores, se le ha mantenido a esta entidad al tanto de los avances de este proceso y obtenidas las aprobaciones de este compromiso, se le harán llegar las actas de asamblea y demás documentos, que haya lugar.

En consideración a lo anterior, el presente compromiso ha obtenido y se sujetará a todos los permisos y aprobaciones que exija nuestra legislación.

7. Fecha a partir de la cual tiene efecto la fusión

La escritura pública de fusión de que trata el artículo 60 del Estatuto Orgánico del Sistema Financiero, se otorgará ante un notario de la ciudad de Bogotá, previa la obtención de los permisos y aprobaciones exigidos por la ley y los estatutos. Para todos los efectos legales en concordancia con lo establecido por los artículos 60 del Estatuto Orgánico del Sistema Financiero, 172 y 178 del Código de Comercio, la fecha de la fusión será la misma del otorgamiento de la escritura pública mediante la cual se formalice el acuerdo de fusión. En consecuencia, a partir de esa fecha, la ENTIDAD ABSORBIDA se disuelve sin liquidarse.

Una vez se formalice la fusión mediante el otorgamiento de la escritura pública, se procederá a la inscripción en el Registro Mercantil.

Para la modificación del titular del dominio de los inmuebles y demás derechos sujetos a registro e inscripción, pertenecientes a la ENTIDAD ABSORBIDA, bastará con que éstos se enumeren en la escritura de fusión o en escritura adicional o de aclaración y se relacionen los números de folios de matrícula inmobiliaria ó que se identifique el registro del bien o derecho respectivo, de tal forma que las Oficinas de Registro de Instrumentos Públicos ó quien tenga a cargo el registro o inscripción del bien o derecho respectivo, según su naturaleza, efectúe las anotaciones correspondientes con la sola presentación de copia de la escritura de fusión ó de la escritura adicional, tal como se señala en el numeral 4º del artículo 60 del Estatuto Orgánico del Sistema Financiero.

Los bienes muebles se entregarán, si fuere necesario, tomando como base los registros, inventarios, balances y libros de la ENTIDAD ABSORBIDA.

8. Autorizaciones

8.1. Actividad de las sociedades y ajuste de valor

Los representantes legales de la ABSORBENTE y la ABSORBIDA, quedan facultados para realizar las operaciones que demande la actividad de las entidades hasta la fecha de perfeccionamiento de la fusión y para realizar los ajustes correspondientes en los patrimonios, de acuerdo con las variaciones que se presenten entre el 31 de mayo de 2005 y la fecha de perfeccionamiento de la fusión en los términos del presente compromiso de fusión.

8.2. Actos tendientes al perfeccionamiento de la Fusión

Las Asambleas Generales de Accionistas de la ABSORBENTE y de la ABSORBIDA autorizarán a sus representantes legales para efectuar todos los actos necesarios para el perfeccionamiento de la operación de fusión y realizar todos los trámites que se requieran y conferirle plenos poderes para formalizarla, su registro, emisión de acciones y demás actos necesarios.

9. Documentos que forman parte de este compromiso.

Hacen parte integral del presente Compromiso los siguientes Anexos:

(1) Certificados de existencia y representación legal de la Corporación Financiera del Valle S.A. expedidos por la Superintendencia Bancaria de Colombia y la Cámara de Comercio de Cali. (Anexo No.1).

(2) Certificados de existencia y representación legal de la Corporación Financiera Colombiana S.A. expedidos por la Superintendencia Bancaria de Colombia y la Cámara de Comercio de Bogotá. (Anexo No.2).

(3) Los extractos de actas Nos. 1555 y 1312 de las Juntas Directivas de las ENTIDADES ABSORBENTE y ABSORBIDA respectivamente de fecha 26 de agosto de 2005. (Anexo No.3).

(4) Copia del Estudio Técnico Independiente realizado por CITIGROUP GLOBAL MARKETS INC. (Anexo No.4).

(5) Copia de Oficio No. 2005022337-10 del 16 de junio de 2005 de la Superintendencia Bancaria de Colombia. (Anexo No.5).

(6) Estados financieros de CORFIVALLE y CORFICOLOMBIANA a 31 de mayo de 2005, debidamente certificados y acompañados del dictamen emitido por el revisor fiscal. (Anexo No.6).

10. Derecho de Inspección e Información a los accionistas de las ENTIDADES ABSORBENTE y ABSORBIDA.

En cumplimiento de las disposiciones legales y estatutarias referentes al Derecho de Inspección e Información, la Administración de las ENTIDADES ABSORBENTE y ABSORBIDA, pondrán a disposición en las oficinas de su domicilio principal el Proyecto de Compromiso de Fusión,

el Estudio Técnico Independiente y los demás anexos correspondientes, por el término de quince (15) días hábiles anteriores a las respectivas fechas de celebración de las reuniones de las Asambleas Generales de Accionistas, con el objeto de que los accionistas cuenten con la mayor información posible.

Para constancia se firma el presente Proyecto de Compromiso de Fusión a los 26 días del mes de agosto de 2005, por los presidentes de ambas corporaciones.

(Fdo.)
Alejandro Zaccour Urdinola
Presidente
Corporación Financiera
del Valle S.A.

(Fdo.)
Pedro Nel Ospina Santa María
Presidente
Corporación Financiera
Colombiana S.A."

EJERCICIO DEL DERECHO DE RETIRO EN LOS TÉRMINOS ESTABLECIDOS EN LA LEY.

Luego de la anterior exposición y lectura de los términos del Compromiso de Fusión entre la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A., el señor Presidente explicó que el Estatuto Orgánico del Sistema Financiero, regula el derecho de retiro establecido a favor de los accionistas de entidades vigiladas por la Superintendencia Bancaria de Colombia.

De conformidad con el artículo 62 de tal Estatuto, la relación de intercambio resultante de un Estudio Técnico Independiente desarrollado por una firma profesional cuya idoneidad e independencia haya sido calificada previamente por la Superintendencia Bancaria será de aplicación obligatoria, salvo cuando se decida utilizar otra relación de intercambio mediante una mayoría superior al ochenta y cinco por ciento (85%) de las acciones suscritas de cada una de las entidades interesadas.

En tal caso, los accionistas que no convengan en la nueva relación tendrán el derecho a retirarse.

Atendiendo a lo dispuesto en el Estatuto Orgánico del Sistema Financiero, la relación de intercambio establecida en el Compromiso de Fusión que hoy se somete a su aprobación, corresponde a los términos propuestos en el Estudio Técnico Independiente elaborado por CITIGROUP GLOBAL MARKETS INC., firma profesional, contratada por la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A., cuya idoneidad e independencia fue

calificada previamente por la Superintendencia Bancaria, mediante Oficio No. 2005022337-10 del 16 de junio de 2005.

De acuerdo con lo anterior, en la presente operación de fusión de la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. no habrá lugar al ejercicio del Derecho de Retiro, salvo en el evento en que las Asambleas de Accionistas de las dos entidades decidan utilizar una relación de intercambio diferente a la establecida en el estudio desarrollado por CITIGROUP GLOBAL MARKETS INC., y que además tal determinación se apruebe con una mayoría superior al ochenta y cinco por ciento (85%) de las acciones suscritas, en cada una de las entidades participantes en la operación.

En tal evento, el ejercicio del derecho de retiro se sujetará a lo establecido en el Estatuto Orgánico del Sistema Financiero.

Una vez terminada la exposición, el Presidente de la Asamblea preguntó a los señores accionistas si tenían inquietudes sobre el Compromiso de Fusión y el ejercicio del derecho de retiro.

Ante la inquietud que el señor Néstor Duque formuló sobre la operancia del derecho de preferencia en la emisión de acciones que se señala en el compromiso de fusión, el Presidente respondió que en este caso particular no opera el derecho de preferencia, por cuanto la emisión de las acciones no estaban dirigidas al público ni al mercado, sino que específicamente están destinadas a los accionistas de la Corporación Financiera Colombiana S.A. para hacer efectivo el intercambio de acciones.

Por su parte el señor Jorge Alberto Valencia, preguntó los motivos del cambio de nombre y del domicilio social, siendo que en este momento la Corporación Financiera del Valle es una entidad más grande que la Corporación Financiera Colombiana y además que los hechos demuestran que ha sido manejada en forma exitosa y de muy buen renombre en la región.

A lo anterior, el Presidente contestó que fueron necesarias tomar decisiones importantes para adoptar estas determinaciones. Se consideró que el nombre Corporación Financiera Colombiana ofrecía una proyección más nacional para la entidad a largo plazo. Igualmente, que las marcas y su valor agregado se conservarían dada la importancia y prestigio del que gozan.

Así mismo, el Presidente señaló que por el cambio de domicilio no se afectará la buena operación de las unidades de negocios de la Corporación, ni tampoco se afectará la presencia que realiza la Corporación en la región. Comentó que en el caso concreto de la mesa de dinero y operaciones de tesorería se conservaría su sede principal en la ciudad de Cali. Así mismo, manifestó que las filiales financieras seguirían operando en sus sedes actuales.

De otra parte, se preguntó cual sería el porcentaje resultante de la participación del Grupo Aval en la entidad fusionada. Al respecto el Presidente contestó que el porcentaje de participación del Grupo Aval en la Corporación luego de la fusión sería superior al 55% del capital.

Ante la inquietud de otro accionista acerca de si existía la posibilidad de que se variase la relación de intercambio definida por el estudio técnico independiente y establecida en el compromiso de fusión, como consecuencia de los resultados y evolución de ambas entidades en los últimos meses, el Presidente comentó que la relación de intercambio no era modificable y que es la misma puesta a consideración con la debida antelación a los señores accionistas. Por último, otro accionista solicitó dejar constancia que además de la aprobación en su integridad del compromiso de fusión se señale expresamente la aprobación de la referida relación de intercambio.

El Presidente informó que se ha contratado a la firma McKinsey para que asesore y coordine a las dos corporaciones para la definición de la mejor estructura interna.

Una vez finalizadas las preguntas de los señores accionistas y las respuestas y exposiciones del Presidente, este propuso someter a votación la totalidad del Compromiso de Fusión de la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. y la relación de intercambio, salvo lo relacionado con los puntos relativos al nombre de la corporación absorbente y su domicilio social.

A continuación se procedió a votar el Compromiso de Fusión de la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. y la relación de intercambio, salvo los dos puntos mencionados. Así las cosas, la Asamblea General de Accionistas aprobó por unanimidad de las 56.514.450 acciones ordinarias y 5.333.831 acciones con dividendo preferencia y sin derecho a voto presentes en la reunión, el Compromiso de Fusión de la Corporacion Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. y la relación de intercambio.

No hubo votos negativos ni en blanco.

En consecuencia, de conformidad con los Estatutos Sociales de la Corporación y la ley, la proposición sobre la aprobación del Compromiso de Fusión de la Corporacion Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. y la relación de intercambio fueron aprobados por 61.848.281 Acciones Ordinarias y Acciones con Dividendo Preferencial y sin Derecho a Voto presentes en esta reunión de la Asamblea General Extraordinaria de Accionistas, que representa el 71.8962% del capital suscrito y pagado.

Seguidamente, se sometió a votación los puntos relacionados con el nombre de la corporación absorbente y su domicilio social. Así las cosas, la Asamblea General

de Accionistas aprobó por 55.980.946 acciones ordinarias y 5.333.540 acciones con dividendo preferencial y sin derecho a voto el nombre previsto para la corporación absorbente y su domicilio social, establecidos en el Compromiso de Fusión. Votaron negativamente 533.504 acciones ordinarias y 291 acciones con dividendo preferencial y sin derecho a voto, representados en los siguientes accionistas: Tiberio Adolfo Balcazar, Ashe y Cía S.A., Oscar Botero Duque, Corex S.A., CVC, Néstor Duque Salazar, Jorgue Alberto Valencia García y Amparo Garrido de Aristizabal.

No hubo votos en blanco.

En consecuencia, de conformidad con los Estatutos Sociales de la Corporación y la ley, la Asamblea General de Accionistas aprobó la proposición sobre los puntos del compromiso de fusión relacionados con el nombre de la corporación absorbente y su domicilio social, por 61.314.486 Acciones Ordinarias y Acciones con Dividendo Preferencial y sin Derecho a Voto presentes en esta reunión de la Asamblea General Extraordinaria de Accionistas, que representa el 71.2757% del capital suscrito y pagado.

6. REFORMAS ESTATUTARIAS: AUMENTO DE CAPITAL AUTORIZADO Y OTRAS REFORMAS.

El señor Presidente informó que para llevar adelante la fusión es necesario realizar una emisión de acciones para atender tal intercambio, para lo cual se deberá reformar el artículo 6° de los Estatutos Sociales para aumentar el capital autorizado de la Corporación de $1.000.000.000 a $1.600.000.000., así como la reforma del artículo 1°, relacionado con el cambio del nombre y del domicilio social.

En consecuencia, el señor Presidente procedió a poner a consideración de la Asamblea de Accionistas, en los términos del artículo 67 de la Ley 222 de 1995, los motivos de esta reforma estatutaria consistente en el aumento del capital autorizado:

1. La Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. contrataron a la firma evaluadora independiente CITIGLOBAL MARKETS INC. con el objeto de realizar un Estudio Técnico Independiente en los términos del artículo 62 del Estatuto Orgánico del Sistema Financiero, a efectos de adelantar un posible proceso de integración entre tales entidades.

2. De conformidad con el Compromiso de Fusión anteriormente presentado, la Corporación Financiera del Valle S.A. absorberá a la Corporación Financiera Colombiana S.A. mediante una operación de fusión por absorción.

3. En consecuencia, una vez se perfeccione la fusión, mediante el otorgamiento de la escritura pública correspondiente, los accionistas de la Corporación Financiera Colombiana S.A. pasarán a ser accionistas de la Corporación Financiera del Valle S.A. de acuerdo con la relación de intercambio determinada en el Estudio Técnico Independiente realizado por CITIGLOBAL MARKETS INC.

4. Conforme con el Estudio Técnico Independiente realizado por CITIGLOBAL MARKETS INC. y la precisión realizada por dicha firma el 27 de septiembre de 2005, que a su vez fue objeto de publicación como información eventual ante la Superintendencia de Valores en esa misma fecha, la relación de intercambio es la siguiente:

   1 acción de la Corporación Financiera Colombiana S.A. = **0.540267585** acciones de la Corporación Financiera del Valle S.A.

   De acuerdo con lo anterior, la relación de intercambio no se altera y permite entregar las 60.275.563 acciones ordinarias a los accionistas de la Corporación Financiera Colombiana S.A.

5. Que de conformidad con el mencionado estudio, para efectos de que la Corporación Financiera del Valle S.A. absorba mediante la operación de fusión a la Corporación Financiera Colombiana, es necesario realizar un intercambio de acciones de acuerdo con lo siguiente:

	Acciones Iniciales	Acciones Entregadas	Acciones Recibidas	Acciones Finales	% Propiedad	Relación de Intercambio [b]
Corficolombiana	1,115,661,286	1,115,661,286	60,275,563	60,275,563	41.2%	0.0540
Corfivalle	86,024,347			86,024,347	58.8	
Total				146,299,910		

(b) número de acciones comunes de Corfivalle a recibir por cada acción de Corficolombiana

6. Considerando que la Corporación Financiera del Valle S.A. después de aprobada la fusión contará con un capital suscrito y pagado representado en 146.299.910 acciones, y como actualmente tiene un capital autorizado de $1.000.000.000, representado en 100.000.000 de acciones de valor nominal de diez pesos ($10), y un capital suscrito y pagado de $860.243.470 representado en 86.024.347 de acciones, es necesario que aumente su capital autorizado, con el propósito de emitir las 60.275.563 acciones ordinarias a favor de los Accionistas de la Corporación Financiera Colombiana S.A.

7. Habida consideración de lo expuesto se propondrá a la Asamblea General de Accionistas el aumento de $600.000.000 de capital autorizado, de valor

nominal de diez pesos ($10), para que dicho capital sea equivalente a la suma total de $1.600.000.000, representado en 160.000.000 de acciones.

Así las cosas, el presidente puso a consideración de los accionistas la reforma del artículo 6° de los Estatutos Sociales a fin de aumentar el capital autorizado conforme a las proporciones descritas y los motivos aludidos. El texto propuesto fue el siguiente:

"ARTICULO 6°. CAPITAL. El Capital autorizado de la Corporación Financiera del Valle S.A., es de mil seiscientos Millones de Pesos ($1.600.000.000.oo) moneda legal colombiana, dividido en ciento sesenta Millones (160.000.000) de acciones de valor nominal de diez pesos moneda legal colombiana ($10.oo), cada una. PARAGRAFO: El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto."

De igual forma, el señor Presidente informó sobre la necesidad de emitir 60.275.563 acciones ordinarias a favor de los Accionistas de la Corporación Financiera Colombiana S.A. sin requerirse reglamento de emisión, oferta pública, ni aprobación particular de parte de la Superintendencia Bancaria, en los términos del Artículo 60 numeral 5° del Estatuto Orgánico del Sistema Financiero.

Luego de las explicaciones pertinentes del Presidente acerca de la no procedencia del derecho de preferencia y un reglamento de emisión y colocación de acciones, se procedió a votar la proposición acerca de la reforma del artículo 6° de los Estatutos Sociales y la emisión de 60.275.563 acciones ordinarias a favor de los Accionistas de la Corporación Financiera Colombiana S.A. en los términos referidos.

Así las cosas, la Asamblea General de Accionistas aprobó por unanimidad de las 56.514.450 acciones ordinarias y 5.333.831 acciones con dividendo preferencia y sin derecho a voto presentes en la reunión, la reforma del artículo 6° de los Estatutos Sociales y la emisión de 60.275.563 acciones ordinarias a favor de los Accionistas de la Corporación Financiera Colombiana S.A.

En consecuencia, de conformidad con los Estatutos Sociales de la Corporación y la ley, la proposición sobre la reforma del artículo 6° y la emisión de 60.275.563 acciones ordinarias a favor de los Accionistas de la Corporación Financiera Colombiana S.A. fue aprobado por unanimidad de las 61.848.281 Acciones Ordinarias y Acciones con Dividendo Preferencial y sin Derecho a Voto presentes en esta reunión de la Asamblea General Extraordinaria de Accionistas, que representa el 71.8962% del capital suscrito y pagado.

En cuanto a la reforma del nombre y el domicilio social, el señor Presidente sometió a consideración de la Asamblea de Accionistas el siguiente texto modificatorio del Artículo 1°, el cual quedaría así:

"Articulo 1°.: La CORPORACION FINANCIERA COLOMBIANA S.A., pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., que tiene su domicilio principal en la ciudad de Bogotá D.C., es un establecimiento de crédito e inversión que tiene por función principal la captación de recursos a término, a través de depósitos o de instrumentos de deuda a plazo, con el fin de realizar operaciones activas de crédito y efectuar inversiones, con el objeto primordial de fomentar o promover la creación, reorganización, fusión, transformación y expansión de empresas, en los sectores que establezcan las normas que regulan su actividad, organizado de conformidad con las normas establecidas por la Ley 45 de 1923, el Decreto 2041 de 1987, el Estatuto Orgánico del Sistema Financiero (Decreto 663 de 1993) y demás normas que las modifiquen, deroguen o sustituyan. Por voluntad de la Asamblea General de Accionistas la Corporación puede cambiar su domicilio social y por voluntad de la Junta Directiva puede establecer sucursales o agencias dentro del territorio nacional o fuera de él."

Seguidamente a la anterior exposición del Presidente, se sometió a votación la reforma del artículo 1° de los estatutos sociales en los términos formulados. Así las cosas, la Asamblea General de Accionistas aprobó por unanimidad 56.514.450 acciones ordinarias y 5.333.831 acciones con dividendo preferencia y sin derecho a voto presentes en la reunión, la reforma del artículo 1° de los estatutos sociales.

En consecuencia, de conformidad con los Estatutos Sociales de la Corporación y la ley, la proposición sobre la reforma del artículo 1° de los estatutos sociales fue aprobado por 61.848.281 Acciones Ordinarias y Acciones con Dividendo Preferencial y sin Derecho a Voto presentes en esta reunión de la Asamblea General Extraordinaria de Accionistas, que representa el 71.8962% del capital suscrito y pagado.

7. ELECCIÓN DE JUNTA DIRECTIVA.

El presidente recordó que la Asamblea de Accionistas celebrada el 11 de marzo pasado determinó que en la próxima reunión de la Asamblea de Accionistas se designaría el reemplazo del doctor Jorge Herrera Barona como Miembro Principal de la Junta Directiva para lo que resta del período 2004-2006, para lo cual se propuso al doctor Alejandro Figueroa Jaramillo, quien se viene desempeñando como miembro suplente de la junta.

El señor Jorge Alberto Valencia, planteó la posición de que en los casos de elección de miembros de juntas directivas, por tratarse de órganos colegiados, tal designación debe hacerse de manera integral y no fraccionada por integrantes, salvo que la elección parcial se efectúe por unanimidad de los votos presentes.

Luego de algunas exposiciones acerca de la inquietud presentada por el señor accionista, el Presidente propuso sustraer el presente punto y no decidir acerca del mismo, lo cual fue aceptado por la Asamblea.

8. ORIZACIÓN AL REPRESENTANTE LEGAL PARA EFECTUAR TODOS LOS ACTOS Y OBTENER LAS AUTORIZACIONES NECESARIAS PARA EL PERFECCIONAMIENTO DE LA FUSIÓN Y REALIZAR TODOS LOS TRÁMITES QUE SE REQUIERAN, CON PLENOS PODERES, PARA FORMALIZARLA, REGISTRARLA, EMITIR LAS ACCIONES Y DEMÁS ACTOS, QUE SE REQUIERAN.

Finalmente y agotando el último punto del orden del día aprobado para la presente reunión, la Asamblea General de Accionistas autorizaron por unanimidad de las 56.514.450 acciones ordinarias y 5.333.831 acciones con dividendo preferencia y sin derecho a voto presentes en la reunión, al Presidente para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

Finalmente, agotado el orden del día y no existiendo más asuntos por tratar en la reunión Extraordinaria de la Asamblea General de Accionistas Ordinarios y Accionistas Preferenciales y sin Derecho a Voto, se dio por terminada la reunión a las 5:40 p.m.

ALEJANDRO ZACCOUR URDINOLA
Presidente

OSCAR CAMPO SAAVEDRA
Secretario

Informe de la Comisión nombrada para la aprobación de la presente Acta.

"Cali, 28 de Septiembre de 2005

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados señores:

Por la presente nos permitimos dar aprobación al Acta No. 060 correspondiente a la reunión de la Asamblea General Extraordinaria de Accionistas de la Corporación, realizada el 28 de septiembre de 2.005 en nuestra condición de delegados para tal fin.

Atentamente,

(Fdo.) ______________________ (Fdo.) ______________________

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 060

In the city of Cali, Colombia, on September 28, 2005, at 3:25 p.m.., an Extraordinary General Assembly Meeting of Common Shareholders and a Non-Voting Preferred Shareholder meeting of Corporacion Financiera del Valle S.A. were held, with previous convoking, pursuant to Article 31 of the By-Laws, through an announcement published on El Pais and La Republica newspapers, issues number 19.916 and 17.279, respectively, on September 6, 2005.

The text of the published announcement was the following:

"The President of
CORPORACION FINANCIERA DEL VALLE S.A.
Is hereby calling together the Common Sharehodlers and the Non-Voting Preferred Dividend Stockholders to the Extraordinary General Assembly Meeting

To be held on September 28, 2005, at 3:00 p.m. at Gran Salon of Hotel Intercontinental Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia. The following order of the day shall be put to the consideration of the stockholders:

1. Reading of the Order of the Day.
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor´s opinion.
5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the right of removal pursuant to the terms of the law.
6. By laws modification: authorized capital increase and other modifications.
7. Election of Board of Directors.
8. Authorization by the Legal Representative to make all the necessary acts and obtain the licenses to carry out the merging, and make all the required proceedings, with full powers, in order to formalize, register and issue the respective shares and make all the required actions.

Any common and non-voting preferred dividend stockholders who may not personally attend the Meeting, may appoint proxies to represent them with previous written communication sent to the Corporation´s President, indicating proxy´s name, the person to whom he may substitute his power, and the type of shares represented, as well as the certificate of existence and legal representation, in case of companies.

The documents required by the Law are available to the Shareholders ant the Corporation's Secretarys'office, located at Calle 10 No. 4-47 piso 29, in Cali, Colombia.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, September 6th, 2005"

Besides, on September 6, 2005, the following communication was addressed to each one of the common shareholders to their registered address:

"Cali, September 6, 2005.

Mr
<Name>
<Address>
<City>

I am hereby informing that the Presidency of the Corporation has called an Extraordinary General Meeting of Non-Voting Preferred Dividend Shareholders and a Meeting of Common Shareholders to be held on September 28th, at 3:00 p.m. at Gran Salon of Intercontinental Hotel, located at Avenida Colombia No. 2-72, piso 9 in the city of Cali, Colombia. In order to meet the provisions of the by-laws, the notice of the meeting was announced on September 6, 2005 on El Pais and La Republica news papers.

The Order of the Day for both assemblies will be the following:

1. Reading of the Order of the Day.
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor´s opinion.
5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the right of removal pursuant to the terms of the law.
6. By laws modification: authorized capital increase and other modifications.
7. Election of Board of Directors.
8. Authorization by the Legal Representative to make all the necessary acts and obtain the licenses to carry out the merging, and make all the required proceedings, with full powers, in order to formalize, register and issue the respective shares and make all the required actions.

Common shareholders and Non-Voting Preferred Dividend Shareholders have been called to exercise their corresponding voting right pursuant to the terms of the Law and pursuant to the Regulation governing the issuance of this type of shares.

Any shareholder who may not attend the Assembly is kindly requested to designate proxies representing them through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented, and an updated Certificate of Existence and Legal Representation of the grantor.

Sincerely,

OSCAR CAMPO SAAVEDRA
General Secretarty"

Likewise, the following communication was sent on the same day, September 6th, 2005, to the Non-Voting Preferred Dividend Shareholders, to their registered Address:

"Cali, September 6, 2005

Mr
<Name>
<Address>
<City>

I am hereby informing that the Presidency of the Corporation has called a an Extraordinary General Meeting of Non-Voting Preferred Dividend Shareholders to be held on September 28th, at 10:00 p.m. at Gran Salon of Intercontinental Hotel, located at Avenida Colombia No. 2-72, piso 9 in the city of Cali, Colombia

The order of the day of such meeting is the following:

1. Reading of the order of the day
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Extraordinary general assembly meeting of common shareholders and non-voting preferred dividend share holders: Attendance and voting right.

Extraordinary General Meeting of Non-Voting Preferred Dividend Shareholders and a Meeting of Common Shareholders to be held on September 28th, at 3:00 p.m. at Gran Salon of Intercontinental Hotel, located at Avenida Colombia No. 2-72, piso 9 in the city of Cali, Colombia.

The order of the day of such meeting is the following:

1. Reading of the Order of the Day.
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor´s opinion.
5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the right of removal pursuant to the terms of the law.
6. By laws modification: authorized capital increase and other modifications.
7. Election of Board of Directors.
8. Authorization by the Legal Representative to make all the necessary acts and obtain the licenses to carry out the merging, and make all the required proceedings, with full powers, in order to formalize, register and issue the respective shares and make all the required actions.

Any shareholder who may not attend the Assembly is kindly requested to designate proxies representing them through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented, and an

updated Certificate of Existence and Legal Representation of the grantor, pursuant to Article 24 of the by-laws.

Please find attached a power form used to appoint a representative to the Assembly.

Sincerely,

OSCAR CAMPO SAAVEDRA
General Secretary"

Within fifteen (15) working days prior to the Extraordinary General Assembly Meeting of Shareholders, the documents required by the law were available to the shareholders at the office of the Corporation´s Secretary; and some of them exercised their inspection right.

Also, the calling announcement was sent to the Bank Superintendency, Superintendencia de Valores, Bolsa de Valors and Deposito Centralizado de Valores S.A. – DECEVAL, to the Custody and Depositary of ADR and GDR, and to the public stock market accompanied with eventual information.

I. QUORUM VERIFICATION

The Secretary advised that 56.514.450 common shares of the 76.725.353 Common shares subscribed and paid by the Corporation in this type of shares, and 5.333.831 Non-Voting Preferred Dividend Shares of the 9.298.994 shares in which the Corporation's equity is divided were present, accounting for 73.6581 and 57.3592% respectively, as follows:

Common Shares

SHAREHOLDER	NO. OF SHARES	PROXY	ACTING AS
Allojos S.A.	100.000	Armando Lloreda Zamorano	Apoderado
Amalfi S.A.	6.954.584	Beatriz Herrera Mera	Apoderada
Ashe y Cía. S.A.	3.377	Jaime Mafla Tenorio	Apoderado
Balcázar Escobar Tiberio Adolfo	250	Tiberio Adolfo Balcázar	Nombre Propio
Banco de Bogotá	12.424.633	Nubia Montes de Oca	Apoderada
Banco de Crédito	4.144	Juan Manuel Delgado	Apoderado
Banco de Occidente	2.680.163	Bernardo Escobar Montoya	Rep. Legal

SHAREHOLDER	NO. OF SHARES	PROXY	ACTING AS
Banco Popular	8.009.934	Nubia Montes de Oca	Apoderada
Botero Duque Oscar	780	Oscar Botero Duque	Nombre propio
Cables de Energía y de Telecomunicaciones S.A.	37	Mario Prado Mena	Apoderado
Corex S.A.	318.235	Rafael Ignacio Ordóñez	Rep. Legal
Corporación Universitaria Autónoma de Occidente	190.314	Diego Smith	Apoderado
Criales Caicedo Jorge Alberto	29	Jorge Alberto Criales	Nombre Propio
Descafeinadora Colombiana S.A.	23.505	Hernán Herrera Gutiérrez	Apoderado
Duque Salazar Néstor	212	Néstor Duque Salazar	Nombre Propio
Factoring de los Andes S.A.	22.170	Castro Monje Gilberto	Apoderado
Fondo de Pensiones Obligatorias Colfondos	674.557	Ana Margarita María Coronado	Apoderada
Fondo de Cesantías Colfondos	95.084	Ana Margarita María Coronado	Apoderada
Fondo de Cesantías Porvenir	4.102.392	Gustavo Adolfo Molina	Apoderado
Fondo de Garantías de Instituciones Financieras-Fogafin	258.048	Nuvia Espitia Peñuela	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.840.522	Gustavo Adolfo Molina	Apoderado
Fondo de Pensiones Obligatorias Skandia	72.519	Jacobo Daniel Ríos	Apoderado
Fondo de Pensiones Protección	430.537	Marcelo Antonio Duque O.	Apoderado
Fondo de Pensiones Voluntarias Porvenir	5.370.909	Gustavo Adolfo Molina	Apoderado
Garrido de Aristizabal Amparo	16.683	Nidia Salazar	Apoderada
Gutiérrez Mejía Andrés Felipe	3.415	Andrés Felipe Gutiérrez Mejía	Nombre propio

SHAREHOLDER	NO. OF SHARES	PROXY	ACTING AS
Industrias de Envases S.A.	1.475.777	Vicente Borrero Calero	Apoderado
Ingenio Providencia S.A.	5.427.041	Vicente Borrero Calero	Apoderado
Internacional Finance Corporation	1.537.596	Jairo Villaquirán Polanía	Apoderado
Inversiones Adelca S.A.	151.000	Armando Lloreda Zamorano	Apoderado
Inversiones Industriales, Comerciales y Financieras S.A.	34.960	Víctor Urdaneta Toloza	Rep. Legal
Inversiones La Rita S.A.	6.634	Isabel Cristina Romero	Apoderada
Inversora Ulloza Ltda.	2.737	Armando LLoreda Zamorano	Apoderado
Ladrillera Lago Verde S.A.	2.274	Jaime Muñoz Ochoa	Rep. Legal
Londoño Galvis Alfredo	5	Alfredo Londoño Galvis	Nombre propio
Nación Ministerio de Hacienda y Crédito Público	1.811.539	Nubia Edelmira Espitia P.	Apoderada
Pérez Pérez Francisco José	13.738	Francisco José Pérez	Nombre propio
Promotora Interamericana de Inversiones	95.329	Armando Lloreda Zamorano	Apoderado
Scarlop & Cía. S. en C.	2.075	Beatriz Herrera Mera	Apoderada
Scarpetta Gnecco Lilly	646.984	Beatriz Herrera Mera	Apoderada
Scarpetta Gnecco Mario	653.586	Beatriz Herrera Mera	Apoderada
Valencia García Jorge Alberto	3.653	Jorge Alberto Valencia García	Nombre propio
Vallejo I. Beatriz E. O Isaza D M. Yolanda	1.215	Castro Monje Gilberto	Apoderado
Virginia Retirement System Ómnibus	51.274	Janneth Tamizan Mite	Apoderada
Total	**56.514.450**		

Non-Voting Preferred Dividend Shares

SHAREHOLDER	NO. OF SHARES	PROXY	ACTING AS
Botero Duque Oscar	277	Oscar Botero Duque	Nombre propio
Colombiana de Licitaciones y Concesiones	3.031.625	Gilberto Castro Monje	Apoderado
Duque Salazar Néstor	14	Néstor Duque Salazar	Nombre propio
Fondo de Cesantías Porvenir	198.395	Gustavo Adolfo Molina	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.460.516	Gustavo Adolfo Molina	Apoderado
Fondo de Pensiones Voluntarias Porvenir	593.290	Gustavo Adolfo Molina	Apoderado
Londoño Galvis Alfredo	19.202	Alfredo Londoño Galvis	Nombre propio
Méndez Lara Ruth	58	Ruth Méndez Lara	Nombre propio
Mora Vera Luis Mario	86	Ruth Méndez Lara	Apoderada
Scarlop & Cía. S. en C.	3.000	Beatriz Herrera Mera	Apoderada
Scarpetta Gnecco Lilly	4.618	Beatriz Herrera Mera	Apoderada
Tafur Zapata Otoniel	22.750	Otoniel Tafur Zapata	Nombre propio
Total	**5.333.831**		

Pursuant to the Law and the Regulation for the Issuance and Placement of Non-Voting Preferred Dividend shares, the holders of this type of shares shall have the right to deliberate and vote on the different topics treated in this meeting.

Therefore, there is quorum to deliberate and decide on the topics treated in this Extraordinary meeting. The meeting is also attended by Mr. Oscar Dario Morales, Statutory Auditor of the Corporation, and the Members of the Board of Directors, Mr. Efrain Otero Alvarez, Mr. Jose Hernan Rincon Gomez, Mr. Alejandro Figueroa Jaramillo and Mr. Alvaro Correa Holguin.

The meeting was also attended by Mrs. Sussy Rueda Garces, Chief of the Issuers Supervision Division of Superintendencia de Valores, as observer.

Upon arriving to the meeting, the Shareholders were submitted the individual financial statements as well as the consolidated financial statements with the financial affiliates of

Corporacion Financiera del Valle S.A. as of May 31, 2005, jointly with their notes, the Statutory Auditor´s Opinion, the by-laws modification project, the merging project of Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and a copy of the rating by Citigroup Global Markets Inc. submitted by the Bank Superintendency.

1. READING OF THE ORDER OF THE DAY

The attendants unanimously approved the following Order of the Day pursuant to the calling by the Corporation's President:

1. Reading of the Order of the Day.
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor´s opinion.
5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the right of removal pursuant to the terms of the law.
6. By laws modification: authorized capital increase and other modifications.
7. Election of Board of Directors.
8. Authorization by the Legal Representative to make all the necessary acts and obtain the licenses to carry out the merging, and make all the required proceedings, with full powers, in order to formalize, register and issue the respective shares and make all the required actions.

2. QUORUM VERIFICATION

As it was previously verified, pursuant to the Corporation´s laws and by-laws, the required quorum to deliberate and decide on the topics treated at the Extraordinary meeting is present.

3. DESIGNATION OF A COMMISSION TO STUDY AND APPROVE ON BEHALF OF THE ASSSEMBLY THE MINUTE OF THIS MEETING.

The Extraordinary General Assembly Meeting of Corporación Financiera del Valle S.A., using the powers conferred by Article 34 of the by-laws, designated a commission made up by Mrs. Beatriz Herrera Mera and Mr. Gilberto Castro Monje to study and approve on behalf of the Shareholders' General Assembly Minute No. 060 of the September 28, 2005 meeting.

4. CONSIDERATION AND APPROVAL OF THE FINANCIAL STATEMENTS AS OF MAY 31, 2005, ALONG WITH THEIR NOTES AND STATUTORY AUDITOR´S OPINION

The President of the Assembly proceeded to submit the Financial Statements as of May 31, 2005 along with their notes, which were available to the shareholders within 15 working days prior to the extraordinary meeting, as legally required.

Upon finishing the presentation by the President, the Statutory Auditor of the Corporation, Mr. Oscar Dario Morales read the management reports related to the financial statements as of May 31, 2005.

The financial statements and the statutory auditor´s opinion are annexed below:

STATUTORY AUDITOR'S REPORT

To the Stockholders of
CORPORACIÓN FINANCIERA DEL VALLE S.A. - CORFIVALLE S.A.

(Translation of the statutory auditor's (Revisor Fiscal) report originally issued in Spanish)

I have audited the accompanying balance sheet of CORPORACIÓN FINANCIERA DEL VALLE S.A. as of May 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the five- (5) month period ended as of May 31, 2005. The interim five- (5) month financial statements as of May 31, 2005 correspond to extraordinary financial statements prepared for purposes of submitting to the consideration of the Office of the Superintendent of Banking an eventual merger of the Corporation. These financial statements are the responsibility of the Corporation's Management, and were prepared based upon accounting instructions given by the Office of the Superintendent of Banking in Colombia. My responsibility is to express an opinion on these financial statements based on my audit.

I obtained the information necessary to comply with my functions and carry out my audit in accordance with auditing standards generally accepted in Colombia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, truly taken from the accounting books, present fairly the financial position of CORPORACION FINANCIERA DEL VALLE S.A., as of May 31, 2005, and the results of its operations, the changes in its stockholders' equity, and its cash flows for the years then five- (5) month period ended on May 31, 2005, in conformity with accounting instructions and practices established by the Office of the Superintendent of Banking in Colombia.

Further, based upon my functions as statutory auditor and the scope of my audits as of May 31, 2005, I report that: a) Company books are kept according to legal norms and the accounting technique; b) the operations recorded in the accounting books of the Company and Management acts are adjusted to the by-laws and Stockholders' Meeting's and Board of Directors' decisions; c) the correspondence, account vouchers, and Company's minute books and Company's partners' registry book are duly kept and preserved, d) the portfolio evaluation and rating, accrual of yields and recording of provisions for loan portfolio and foreclosed assets and the adoption of the Special System of Market Risk Management – SEARM (for its Spanish initials) were made, in all material respect, according to the criteria and procedure established by Circular Letter No. 100 of 1995 issued by the Office of the Superintendent of Banking; and e) the contributions to the Integral Social Security System were accurately and timely made. My evaluation of the internal controls, made with the purpose of establishing the scope of my audit test, indicates that the Corporation has followed adequate internal control, and preservation and custody measures of its goods and of those of third parties under its possession. My recommendations on internal controls have been communicated in separate reports addressed to Management.

OSCAR DARIO MORALES R.
Statutory Auditor
Professional Card No. 3822-T
Member of Deloitte & Touche Ltda.

July 12, 2005

CORPORACION FINANCIERA DEL VALLE S.A.

BALANCE SHEET AS OF MAY 31, 2005

(Amounts stated in thousands of Colombian pesos)

	NOTES	
Assets		
Cash and equivalent	2 and 4	$ 45,363,843
Interbank funds sold and Repurchase agreements	2 and 5	7,256,058
Investments		
Participative securities	2 and 6	790,453,763
Negotiable in Debt Bonds and "Held to Maturity"	2 and 7	600,166,567
		1,390,620,330
Less - Investment Protection Provision	2 and 8	(98,791,206)
		1,291,829,124
Loan Portfolio		
Category A		807,429,021
Category B		32,945,133
Categories C, D and E		104,203,517
	2 and 9	944,577,671
Less - Loan Portfolio Provision	2 and 10	(81,476,350)
		863,101,321
Accounts Receivable, Net	11	29,888,131
Cash Transactions and Derivatives	12	26,476,493
Realizable Goods and Foreclosed Assets, Net	2 and 13	2,483,714
Property and Equipment, Net	2 and 14	11,364,193
Other Assets, Net	2 and 15	71,550,705
Asset Appraisal, Net	2 and 16	183,191,301
Total Assets		**$ 2,532,504,883**
Contingent and Memorandum Accounts	**2 and 25**	**$ 10,070,964,045**
Liabilities and Stockholders' Equity		
Deposits and Call Moneys	17	$ 1,031,676,882
Interbank Funds Purchased and Repurchase Agreements	18	303,315,135
Bank Loans and Other Financial Obligations	19	599,194,099
Accounts Payable	20	33,909,017
Other liabilities and accrued liabilities	22	30,086,389
Total Liabilities		**$ 1,998,181,522**
Stockholders' Equity		
Subscribed and Paid-In Capital	23	860,243
Retained Earnings (Accumulated Profit)		
Appropriated	24	213,548,018
Results of the Period		50,413,095
Surplus from:		
Equity reappraisal		81,036,768
Non-realized accumulated profit in "available for sale" investments		5,273,936
Asset appraisal, net		183,191,301
Total Stockholders' Equity		**534,323,361**
Total Liabilities and Stockholders' Equity		**$ 2,532,504,883**
Contingent and Memorandum Accounts	**2 and25**	**$ 10,070,964,045**

The accompanying notes are an integral part of these financial statements

AMALIA CORREA YOUNG
(*) Legal Representative

BENJAMIN ZAMUDIO GARRIDO
(*) General Accountant
T.P. No.34908-T

OSCAR DARÍO MORALES R.
Statutory Auditor
Member of Deloitte & Touche Ltda.
T.P. No. 3822 - T
(See attached report)

(*) The undersigned Legal Representative and Accountant do hereby certify that we have previously verified the representations contained in these financial statements and that the same have been truly taken from the accounting books

CORPORACION FINANCIERA DEL VALLE S.A.

STATEMENT OF INCOME

FOR THE PERIOD BETWEEN JANUARY 1 AND MAY 31, 2005

(Amounts stated in thousands of Colombian pesos, except net profit per share)

	Notes	
Revenues		
Interest		
Loan portfolio		$ 38,706,165
Interbank funds sold and resale agreements, and other		2,252,155
Valuation of Investments, net		53,536,255
Valuation of derivatives, net		12,991,036
Dividends		15,243,832
Exchange difference, net		(474,548)
Commissions		3,693,741
		125,948,636
Expenses		
Interest :		
Fixed-term deposit certificates		36,709,041
Bank credits and other financial obligations		20,023,191
Outstanding bonds		2,252
Savings deposits and other		5,545,986
Commissions		1,360,411
		63,640,881
Net revenues		62,307,755
Loan portfolio provision, net		(9,412,723)
Recovery of accounts receivable, net		137,702
Investment provision, net		(4,350,722)
Recovery of foreclosed assets and trust rights, net		5,641,447
		(7,984,296)
Net income after provisions for loan portfolio, accounts receivable, and investments		70,292,051
Profit (loss) on sale of investments		(724,373)
Other revenues (expenses), net	26	2,266,769
Personnel expenses		7,746,394
Administrative and other expenses	27	10,101,561
Profit before income tax provision		53,986,492
Income tax provision	21	3,573,397
Net profit		$ 50,413,095
Net profit per share	23	$ 586.03

The accompanying notes are an integral part of these Financial Statements.

AMALIA CORREA YOUNG
(*) Legal Representative

BENJAMIN ZAMUDIO GARRIDO
(*) General Accountant
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Statutory Auditor
Member of Deloitte & Touche Ltda
T.P. No. 3822-T
(See attached report)

(*) The undersigned Legal Representative and Accountant do hereby certify that we have previously verified the representations contained in these financial statements and that the same have been truly taken from the accounting books

CORPORACION FINANCIERA DEL VALLE S.A.

STATEMENTS OF CASH FLOWS

FOR THE PERIOD BETWEEN JANUARY 1 AND MAY 31, 2005

(Amounts stated in thousands of Colombian pesos, except net profit per share)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Profit of the Period	$ 50,413,095
Adjustment to reconcile the net (loss) of the year with the net cash provided from operating activities	
Recovery of Loan Portfolio, net	(9,412,723)
Accounts receivable provision, net	137,702
Recovery of investments, net	(4,350,721)
Provision of Other Assets and Foreclosed Assets, net	6,515,039
Depreciation	411,359
Depurated Net Profit	43,713,751
Increase in loan portfolio	(75,742,841)
Decrease in accounts receivable	3,181,534
Increase in other assets	(8,013,878)
Increase in accounts payable	9,317,763
Decrease in other liabilities	(580,188)
Increase in accumulated unrealized profits in "available for sale" investments	971,379
Net Cash used in operating activities	**(27,152,480)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease of interbank funds sold and resale agreements	29,751,886
Increase of property and equipment and foreclosed assets	(105,406)
Purchase of investments	(43,923,947,363)
Sale of investments	43,800,986,528
Sale of property and equipment and foreclosed assets	233,575
Net cash used in investing activities	**(93,080,780)**
FLUJOS DE EFECTIVO DE ACTIVIDADES DE FINANCIACION	
Increase in deposits and call moneys	78,399,985
Increase in interbank funds purchased and repurchase agreements	69,834,930
Decrease in bank loans and financial acceptances	(4,462,361)
Distribution of cash dividends	(7,378,752)
Decrease in outstanding investment securities	(175,000)
Net cash provided from financing activities	**136,218,802**
Increase in cash and equivalents	**15,985,542**
Cash and equivalents at beginning of period	**29,378,301**
Cash and equivalents at year end	**$ 45,363,843**

The accompanying notes are an integral part of these Financial Statements

AMALIA CORREA YOUNG
(*) Legal Representative

BENJAMIN ZAMUDIO GARRIDO
(*) General Accountant
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Statutory Auditor
Member of Deloitte & Touche Ltda
T.P. No. 3822-T
(See attached report)

(*) The undersigned Legal Representative and Accountant do hereby certify that we have previously verified the representations contained in these financial statements and that the same have been truly taken from the accounting books

CORPORACION FINANCIERA DEL VALLE S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD BETWEEN JANUARY 1 AND MAY 31, 2005
(Amounts stated in thousands of Colombian pesos)

	Capital			Reserves							
	Authorized	To be Subscribed	Subscribed and Paid-in	Legal Reserve	Additional Paid-in Capital	Other Reserves	Accumulated Profit	Appraisal Surplus	Equity Reappraisal	Accumulated Unrealized Income or Losses	Total Equity
BALANCE AS OF DECEMBER 31, 2004	$ 1,000,000	$ 139,757	$ 860,243	$ 41,809,447	$ 85,790,200	$ 87,449,094	$ 5,878,028	$ 178,927,112	$ 81,036,768	$ 4,302,557	$ 486,053,449
Distribution of dividends							(5,878,028)				(5,878,028)
Freeing of reserves						(1,500,723)					(1,500,723)
Profit of the period							50,413,095				50,413,095
Appraisal surplus								4,264,189			4,264,189
Unrealized accumulated earnings - available for sale investments										971,379	971,379
BALANCE AS OF MAY 31, 2005	$ 1,000,000	$ 139,757	$ 860,243	$ 41,809,447	$ 85,790,200	$ 85,948,371	$ 50,413,095	$ 183,191,301	$ 81,036,768	$ 5,273,936	$ 534,323,361

AMALIA CORREA YOUNG
(*) Legal Representative

BENJAMIN ZAMUDIO GARRIDO
(*) General Accountant
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Statutory Auditor
Member of Deloitte & Touche Ltda
T.P. No. 3822-T
(See attached report)

(*) The undersigned Legal Representative and Public Accountant do hereby certify that we have previously verified the assertions contained in these financial statements and that the same have been truly taken form the accounting books.

CORPORACION FINANCIERA DEL VALLE S. A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MAY 31, 2005

(Amounts stated in thousands of Colombian pesos – except for exchange rates, dividends and per share values)

(Translation of report originally issued in Spanish)

1. REPORTING ENTITY

Corporation Financiera del Valle S.A. (hereinafter, the Corporation) is a private financial institution, authorized by the Office of the Superintendent of Banking through a Resolution dated October 18, 1961, as a commercial joint-stock corporation, established according to Colombian laws on November 27, 1961, through Public Deed No 5710 of Notary One of the Cali jurisdiction. The term of the Corporation expires on June 30, 2010, and can be extended through an ordinary resolution of the General Stockholders' Meeting. It was modified through Public Deed No. 3143 of September 26, 2001, where specific measures for the good governance of the corporation were adopted. With the purpose of capitalizing the Corporation in $20,000 million in July 2003, the bylaws were amended and the authorized capital was increased from $800 million to $1,000 million, and due to this reason, it issued 20 million shares.

The corporate purpose of the Corporation is exclusively within the framework of operations authorized by law for financial entities and mainly consists of the mobilization of resources and the assignment of capital to: a) promote the creation, organization, reorganization, merger, transformation, and expansion of any type of manufacturing, agricultural, livestock, mining and hotel companies, among others; b) subscribe and hold shares or partnership parts in those companies where it is allowed by law to do so; c) foster, sponsor and promote the participation of local and foreign private capital without exceeding the maximum limits established by law; d) issue bonds guaranteed by general collateral and by specific collateral; e) acquire and negotiate all types of transferable securities issued by companies from diverse economic sectors; f) receive local or foreign currency funds under deposit and in general, undertake the operations authorized by law for this type of companies.

The main (corporate) domicile of the Corporation is in the city of Cali and it operates through four (4) agencies and nine (9) offices in different cities of Colombia. It has 307 staff and the following financial affiliates and subsidiaries: Leasing del Valle S.A., Compañía de Financiamiento Comercial, Banco Cofivalle (Panama) S.A., a Financial Company abroad, Fiduciaria del Valle S.A., and fourteen (14) affiliates of the real sector.

2. MAIN ACCOUNTING POLICIES AND PRACTICES

The accounting policies and the Corporation's financial statements have been prepared according to the instructions and accounting practices established by the Office of the Colombian Superintendent of Banking (hereinafter, the Superintendency), and in those parts not provided for therein, according to generally accepted accounting principles established in Decree 2649 of 1993. Certain accounting principles applied by the company that agree with accounting principles generally accepted in Colombia, may not conform to accounting principles generally accepted in other countries.

The Corporation's main accounting policies and practices are summarized below:

a) <u>Accounting System</u>

The Company uses the accrual basis accounting system according to which revenues and disbursements are recorded when accrued regardless of whether they are collected or paid in cash.

Revenues, costs and expenses are recorded on an accrual basis, except as established by the Office of the Superintendent of Banking in Circular letter 011 of 2002, with respect to the interest revenue that they do not accrue on commercial portfolio past due in excess of three (3) months. This interest is credited to revenues when collected.

Prepaid interest and commissions are recorded as deferred income.

b) <u>Translation of Foreign Currency Transactions and Balances</u>

Foreign currency transactions and balances are translated into Colombian pesos at applicable market representative exchange rates, certified by the Superintendency. The market representative exchange rate certified by the Superintendency for the US Dollar was Col$2,338.89 per US$ 1, as of May 31

At each exercise closing, foreign currency balances are adjusted at the market representative exchange rate and the difference is reflected on the respective asset, liability and income statement accounts.

c) <u>Cash on Hand</u>

Record high-liquidity resources of the Corporation such as: Cash, deposits in the Central Bank, local and foreign currency deposits in local and foreign banks and other financial institutions.

Likewise, bank current-account overdrafts become obligations in favor of the respective bank establishment and are reflected in the "bank current-account overdrafts" liability account.

The value of checks uncollected after six (6) months of being written by the Corporation is reclassified to the "uncollected, written checks" liability account.

As per accounting instructions received from the Superintendency, to cover for eventual losses generated by bank reconciliation items pending clarification, the financial entities have to provision the extracted-not recorded debit notes and the recorded-not extracted credit notes that have stayed in these reconciliations for more that thirty (30) days if denominated in local currency, and sixty (60) days if denominated in foreign currency.

d) Interbank Funds Sold and Resale Agreements – Interbank Funds Purchased and Repurchase Agreements

The above items include: (a) the placements that the Corporation makes in other bank institutions using its excess liquidity during a maximum thirty- (30) day term, and (b) the placements received by the Corporation from other financial institutions under the same circumstances. The yields from interbank funds sold or purchased are credited or charged to operations, according to the case, as they are being accrued.

Placements made under the modality of guarantee resale agreement, denominated "Investment resale agreements or traded receivables" are recorded in the asset, when the Corporation is the creditor and in the liabilities, under the caption "investment repurchase agreements or traded receivables", when the Corporation is the debtor. The difference between the value initially given or received and the value finally received or given is recorded as revenue or expense, as applicable, taking into account accrual norms.

e) Investments

The Corporation evaluates, classifies and registers the investments according to the arranged thing External Circular Letter 033 establishes the following classification for all investments: negotiable, available for sale, and held to maturity. In turn, negotiable and "available for sale" investments are classified as debt securities (fixed yield) or participative securities (shares and bonds convertible into shares), according to the characteristics or conditions of each investment of which the security is a part, as follows:

1. Negotiable investments are every security acquired with the main purpose of obtaining profits from short-term price fluctuations.

2. "Held to Maturity" investments are securities for which there is a serious purpose and the legal, contractual, financial, and operating capacity of keeping them until the expiration of its maturity or redemption date. No liquidity transactions can be performed with this type of investments, except for exceptional cases determined by the Superintendency.

3. "Available for sale" investments are securities not classified as negotiable or "held to maturity" and for which there is the serious purpose and the legal, contractual, financial, and operating capacity of keeping them for at least one (1) year as from the first day they were first reclassified, or when they were reclassified as "available for sale" investments.

The Corporation may make investment reclassifications amongst the different classifications, prior complying with certain requirements established by the Superintendency.

For an investment to be kept within any of the classification categories mentioned in the aforementioned Circular Letter, the respective security must comply with the characteristics or

conditions that are proper of the investment class of which it is a part.

Investment valuation must be conducted on a daily basis, except for those securities that due to the same norm should be valued with other frequency.

The valuation is determined by its fair exchange price or value, which is given by:

a. That determined, on a point basis, from market representative transactions that should have been carried out in the modules or transactional systems managed by the Central Bank ("*Banco de la República*") or by the entities supervised by the Office of the Superintendent of Securities.

b. That determined, through the use of reference rates margins, calculated from representative transactions aggregated by category, that should have been carried out in the modules or transactional systems managed by the Central Bank ("*Banco de la República*") or by the entities supervised by the Office of the Superintendent of Securities.

c. That determined through other methods, due to the non-existence of a fair exchange price or value that can be established through any of the provisions referred to in the prior literals.

Participative securities are valued according to the marketability ratio that they keep on the valuation date, as per the calculations made or authorized by the Office of the Superintendent of Securities.

a. High marketability: Valued based upon the last daily weighted-average negotiation price, published by the stock exchanges. If no price exists for that day, the last value recorded will be taken.

b. Medium marketability: Valued based upon the average price weighted by the quantity traded in the last five days, when there have been negotiations, within timeframe equal to the duration of the movable period used for calculating the marketability ratio, including the valuation day.

c. Low or minimum marketability or not listed: their acquisition cost should be increased or decreased by the share percentage that corresponds to the equity variations subsequent to the acquisition of the investment. These variations are calculated based upon the last certified financial statements, which must have been issued at the latest six (6) months as from the last valuation's date. When more recent financial statements with opinion are known, they must be used to establish the variation. Likewise, their price can be determined by a specialized agent in the valuation of movable assets or through a method that adequately reflects the investment's economic value, which must be previously authorized by the Offices of the Superintendents of Banking and Securities.

d. Investments that are listed in foreign stock exchanges: valued by the most recent valuation reported by the stock exchange where it is listed, during the last five (5) days, including the valuation day. If non-existent, it will be taken the average of quotations reported during the last thirty (30) common days including the valuation day. If there is no

quotation during the last thirty common days, the provisions for low or minimum marketability or not listed stock are applied.

e. Investments in recently-created companies: contributions could be registered by their subscription value during the five (5) years subsequent to its incorporation, after which time they have to be valued pursuant to the previous literals.

Variations in the value of investments have to be made individually.

The difference between the current market value and the immediately previous market value for debt securities classified as "negotiable", "held-to-maturity" and "available-for-sale", is recorded as a greater value of the investment with a counter entry in operations. To adjust the difference between the present value and the market value of the securities classified as "available-for-sale", it will be recorded a surplus or a negative valorization, as applicable. Yield collections have to be recorded as a lower value of the investment.

In the case of negotiable participative securities, when dividends or profits are distributed in kind, including those coming from the capitalization of the equity reappraisal account, they are not recorded as revenues and they do not affect the investment value, the only thing that varies is the number of partnership rights; the dividends or profits distributed in cash are recorded as a lower value of the investment. For securities classified as "available-for-sale", in the event that market value is greater, the difference has to affect first the provision or negative valorization until depletion thereof, and any excess has to be recorded as appraisal surplus; if it is lower, such difference shall, in the first instance, exhaust the appraisal surplus of the respective investment and the excess amount has to be recorded as negative valorization. When dividends or profits are distributed in kind, including those coming from the capitalization of equity reappraisal, it must be recorded as revenue the portion that has been posted as appraisal surplus, with charge to investment, and such surplus should be reverted. When corresponding to dividends in cash, the amount posted as appraisal surplus must be recorded as revenue, such surplus has to be reverted, and any dividend amount exceeding thereof must be recorded as a lower value of the investment.

The price of debt securities or values, as well as the price of participative securities must be adjusted on every valuation date based upon the credit risk rating.

For the debt securities and participative securities not having an external rating, the amount of the investments has to be determined based upon the methodology determined by the entity for that purpose.

The values or titles that count on one or several examining qualifications granted by external recognized by the Supervision of Values, or the values or titles of debt emitted by organizations that are described by these, cannot be entered by an amount that to date exceeds the following percentage its net nominal value of the carried out amortizations of valuation:

Qualification LONG TERM	Maximun Value %
BB+, BB, BB-	Ninety (90)
B+, B, B-	Seventy (70)
CCC	Fifty (50)
DD, EE	Zero (0)

Qualification SHORT TERM	Maximun Value %
3	Ninety (90)
4	Fifty (50)
5 y 6	Zero (0)

For the values or titles that do not count on an external qualification or values or titles of debt emitted by organizations that are not described, the amount of the provisions is due to hold the following thing:

Category "A" - Investment with normal risk. It corresponds to emissions that are fulfilling the terms agreed in the value or title and count on a suitable capacity of capital payment and I interest, as well as those investments of emitters that in agreement with their financial statements and other information available reflect a suitable financial situation. For the values or titles that are in this category, the registry does not come from provisions.

Category "B" - Investment with risk acceptable, above average. It corresponds to emissions that present/display FUD factors which they could affect the capacity to continue fulfilling the services of the debt suitably. Also, it includes/understands those investments of emitters that in agreement with its financial statements and other information available, presents/displays weaknesses that can affect their financial situation. Being values or titles of debt, the value by which they are entered cannot to date be superior to the eighty percent (80%) of its net nominal value of the carried out amortizations of valuation. In the case of values or participatives titles, the net value of provisions by credit risk (cost less provision) by which is entered cannot be superior to the eighty percent (80%) of the acquisition cost.

Category "C" - Investment with appreciable risk. It corresponds to emissions that present/display discharge or average probability of breach in the opportune payment of capital and I interest. Similarly, it includes/understands those investments of emitters that in agreement with its financial statements and other information available, presents/displays deficiencies in their financial situation which they jeopardize the recovery of the investment. Being values or titles of debt, the value by which they are entered cannot to date be superior to the sixty percent (60%) of its net nominal value of the carried out amortizations of valuation. In the case of values or participatives titles, the net value of provisions by credit risk (cost less provision) by which is entered cannot be superior to the sixty percent (60%) of the acquisition cost.

Category "D" - Investment with significant risk. It corresponds to those emissions that present/display breach in the terms agreed in the title, as well as the investments in emitters that in agreement with their financial statements and other information available present/display deficiencies accentuated in their financial situation, in such a way that the probability of recovering the investment is highly doubtful. Being values or titles of debt, the value by which they are entered cannot to date be superior to the forty percent (40%) of its net nominal value of the carried out amortizations of valuation. In the case of values or participatives titles, the net value of provisions by credit risk (cost less provision) by which is entered cannot be superior to the forty percent (40%) of the acquisition cost.

Category "E" - Unrecoverable Investment. It corresponds to those investments of emitters that in agreement with its financial statements and other information available esteem that is unrecoverable.

The value of these investments requires a provision equivalent to its book

When anyone is described in this category of the investments, it must take to the same category all his investments of the same emitter, unless it demonstrates to the respective supervision the existence of valid reasons for his qualification in a different category.

g) <u>Loan portfolio, Provisions for Loan portfolio and Accounts Receivable</u>

Loans are recorded based upon their nominal value and, together with other balance sheet items that refer to credit operations, they are classified according to bank regulations as housing (mortgage), consumption, micro-credits, and commercial.

When External Circular Letter 011 of 2002 issued by the Superintendency entered into effect, it established the general principles and criteria that the entities under its surveillance have to adopt in order to keep adequately assessed the credit risks implicit in credit assets. It defines credit modalities, and determines credit ratings according to the risk perception they should have.

Likewise, it established that adequate credit risk management has to be maintained. For that purpose, the entity has to develop a credit risk management system (SARC, for its Spanish initials), stating clear and precise policies defining the criteria under which the Corporation in general has to assess, rate, and control credit risks. Likewise, it defined the corporate/control government instances that have to adopt the policies and mechanisms necessary to assure strict compliance with the minimum instructions established. It is important to take in to account that through External Circular Letter 052/04, the criteria base to develop the SARC are updated, and it is informed that the Office of the Superintendent of Banking will initially adopt as model ruling as from July 1, 2005. As from this date, the entities may present their internal models.

Credit risk is the possibility of incurring losses or decreasing its assets value as a result of the debtors' untimely or non-perfect compliance with the agreed-upon terms.

The Corporation permanently evaluates credit risk and the payment capacity of its respective debtors, both at the moment of granting the credits and throughout the life thereof.

The methodologies, the criteria for credit risk assessment, the measurement of the respective expected losses, and the foundations to determine the level of provisions, taking into consideration the factors established in the aforementioned Circular Letter, were presented to the Superintendency within the deadlines stated in the chronogram.

Loan portfolio is classified in the following four (4) modalities: 1) Housing (mortgage), which includes those granted to individuals and destined to the acquisition of new or used housing, or the construction of the individual housing. 2) Consumption, which includes those granted to individuals with the purpose of funding the acquisition of consumption goods or the payment of services for non-commercial or non-business purposes, regardless of their amount. 3) Micro-

credit, which includes those granted to micro-companies (small companies) with an indebtedness balance with the respective entity not to exceed twenty-five (25) minimum legal monthly wages in force, and 4) Commercial, which includes all loans other than housing (mortgage), consumption and micro-credits.

After having duly analyzed and weighted the criteria to assess the credit risk, all loans have to be classified and their balance pending payment net of guarantees should be provisioned into one of the following categories:

Category "A", normal risk: credits that reflect appropriate structure and attention, and have updated financial information that indicates adequate payment capacity to attend required payments.

Category "B", acceptable risk: credits that are acceptably attended and protected, but there are potential weaknesses that might, temporarily or permanently, affect the debtor's capacity of payment in such a way that, if not timely corrected, would affect the normal collection of the credit. In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between 2 and 5 past due months in housing loans; between more than 1 and up to 2 months past due in consumption loans; between more than 1 and up to 2 past due months in micro-credits; between more than 1 and up to 3 past due months in commercial loans. They must keep a provision of at least 1%.

Category "C", deficient: credits with appreciable risk that present insufficiencies in the debtor's capacity of payment, which compromise the normal collection of the obligation in the terms agreed to. In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between more than 5 and up to 12 past due months for housing (mortgage) loans; between more than 2 and up to 3 past due months for consumption loans; between more than 2 and up to 3 past due for micro-credits, and between more than 3 and up to 6 past due months, for commercial loans. They must keep a provision of at least 20%.

Category "D", difficult collection, with significant risk: credits which have any of the characteristics of the deficient credit, but to a greater degree, so that the probability of collection is highly doubtful. In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between more than 12 and up to 18 past due months, for housing (mortgage) loans; between more than 3 and up to 6 past due months for consumption loans; between more than 3 and up to 4 past due months, for micro-credits; and between more than 6 and up to 12 past due months, for commercial loans. They must keep a provision of at least 50%.

Category "E", unrecoverable credit deemed uncollectible: In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is more than 18 past due months, for housing (mortgage) loans; more than 6 past due months for consumption loans; more than 4 past due months, for micro-credits; and more than 12 past due months, for commercial loans. They must keep a provision of at least 100%.

Likewise, rating guideline rules were established. Whenever a supervised entity should rate with "B", "C", "D" or "E" any credit of a debtor, it must take all other loans of the same modality granted to such debtor to the highest risk category. The other financial entities that according

to pertinent legal norms should consolidate their financial statements, must give the same rating to those credits. The own ratings have to be aligned with those of other financial entities whenever at least two of them should establish a greater risk rating and when their financial claims should represent at least twenty percent (20%) of the value of the respective credits as per the last information available from risk centers. In this case, the maximum discrepancy admitted will be one rating level.

Collaterals only support the loans principal amount. Consequently, the balances pending amortization of credits secured with adequate collaterals are provisioned in the respective percentage according to credit rating, by applying that percentage to the difference between the unpaid balance and 70% of the collateral. Notwithstanding, depending upon whether or not it is a mortgage guarantee and the past due time of the respective credit, for the constitution of provisions only the following percentages of total guarantee value are considered:

Non-Mortgage Collateral	
Past Due Time of Credit	**Percentage**
0 to 12 months	70%
More than 12 months to 24 months	50%
More than 24 months	0%
Adequate Mortgage or Trusts under Mortgage Collateral	
Past Due Time of Credit	**Percentage**
0 to months	70%
More than 18 months to 24 months	50%
More than 24 months to 30 months	30%
More than 30 months to 36 months	15%
More than 36 months	0%

No interest, monetary correction, exchange rate adjustment or other revenues are accrued when a credit is past due in excess of 4 months (for housing), 2 months (for consumption and micro-credits), and 3 months (for commercial).

Likewise, this Circular Letter contemplates special rules and criteria for restructured loan re-rating. That consists of the modification of the initially agreed-to credit conditions, through any mechanism, through the celebration of any legal business to allow the debtor the adequate attention of his obligation. For the above purposes, novations are considered restructurings. Before a credit restructuring, it should be reasonably established that the credit shall be recovered under the new conditions. These credits can improve their rating after being restructured only when the debtor demonstrates a regular and effective payment behavior.

f) <u>Foreclosed Assets (Goods Received in Payment of Obligations)</u>

Record the value of goods received by the Corporation in payment of unpaid balances of obligations in its favor.

Foreclosed assets represented by immovable assets are received based on a technically-determined commercial appraisal, and those represented by movable assets, shares and participations, based on market value.

The initial record is made with the value determined in the agreement or judicial award. If the foreclosed asset is not in conditions of being sold, its cost is increased by the expenses necessary incurred for such purpose. If between the value for which the good is received and the value of the obligation there is a balance in favor of the debtor, this difference is recorded as an account payable. If the value of the asset is not enough to cover the entire liability obligation, a provision equivalent to the difference is made.

External Circular letter No. 034 of 2003, which entered into effect on October 1, 2003, established that the entities under the supervision of the Colombian Office of the Superintendent of Banking (SBC, for its Spanish initials) can design a system for the administration of Foreclosed Assets (BRDP, for the Spanish initials of Goods Given under Dation in Payment) which allows adequately managing the risk of loss related to the realization of those assets.

Taking into account that the Corporation has not presented a model in this respect, BRDP policies will be equivalent to those of the companies that have not presented a model.

- **Constitution of provisions for BRDP immovable assets for entities that do not count with a model approved by the SBC:**

A provision equivalent to thirty percent (30%) of the BRDP's acquisition cost (i.e., the value for which it was received) has to be constituted in monthly aliquots within the year following the reception of the good. This provision has to be increased by monthly aliquots within the second year by an additional thirty percent (30%), until reaching sixty percent (60%) of the BRDP's acquisition cost. Once the legal term for the sale expires without a prorogation having been authorized, the provision must be equal to eighty percent (80%) of the BRDP's acquisition cost. If the prorogation is granted, the remaining twenty percent (20%) may be constituted within the term thereof.

When the acquisition cost of the immovable asset is lower than the debt balance recorded in the balance sheet, the difference must be immediately recognized in the statement of income.

When the commercial value of the immovable asset is lower than the book balance of the BRDP, a provision amounting to the difference must be recorded.

- **Rules for the constitution of provisions on BRDP movable assets**

A provision equivalent to thirty-five percent (35%) of the BRDP's acquisition cost has to be constituted within the year following the reception of the good, when referring to BRDP movable assets. This provision has to be increased in the second year by an additional thirty-five percent (35%), until reaching seventy percent (70%) of BRDP's book value, before provisions. Once the legal term for the sale expires without a prorogation having been authorized, the provision must be equal to one hundred percent (100%) of the BRDP's book value before provisions. If the prorogation is granted, the remaining thirty percent (30%) provision may be constituted within the term thereof.

When the acquisition cost of the movable asset is lower than the debt value recorded in the balance sheet, the difference must be immediately recognized in the statement of income.

When the commercial value of the movable asset is lower than the book value of the BRDP, a provision amounting to the difference must be recorded.

Without detriment to the provision rules mentioned above, BRDP movable assets that correspond to investment securities have to be valued by applying the criteria contemplated for that purpose in Chapter I of External Circular Letter 100/95, taking into account their classification as negotiable, available-for-sale, or held-to-maturity securities.

- **Rules on the granting of prorogation of the legal term for transfer**

For purposes of the provisions of the final item of numeral 6, Article 110 of the Financial Sector's Organic Statute ("*Estatuto Orgánico del Sector Financiero*" – EOSF), supervised entities may request to the SBC a prorogation for the transfer of the BRDP, which must be presented, in any case, before the expiration of the legal term established.

The respective application should demonstrate that, notwithstanding that all management procedures for the transfer were diligently followed, it has not been possible to make their sale. In any case, the extension of the term may not exceed two (2) years, as from the expiration date of the initial term, during which period all the labors tending to realize these non-productive assets should be continued.

- **Transition Regime**

Entities without a model: Entities that do not have a model approved by the SBC, have to constitute an additional provision in monthly aliquots until reaching eighty percent (80%) of BRDP's acquisition cost within a term that expires on December 31, 2005.

h) <u>Bankers' Acceptances</u>

Banker's acceptances are securities issued by financial entities to be paid to the beneficiaries within a term not to exceed three hundred and sixty (360) days. They may only be generated in goods export or import transactions or purchase-sale of movable assets inside the country. At the moment the acceptance is issued, the Corporation records their value simultaneously in Assets and in Liabilities. The values recorded in the Assets are assessed for credit risk according to the general procedures of Loan Portfolio Assessment.

i) <u>Cash Transactions and Term and Forward Agreements)</u>

<u>Valuation and Recording of Derivatives</u>

The Board of Directors is responsible for the establishment and approval of the policies, objectives and procedures for the management of risks that are inherent to operations with derivatives, and it states the criteria under which they should be implemented.

According to Chapter XVIII of External Circular Letter 100 of 1995, the Corporation makes the valuation and recording of derivatives.

Formalization of Derivative Operations:

- Derivatives are financial operations exercised in the future, the conditions of which are determined by the parties participating therein. They are formalized in a contract or a letter of commitment duly subscribed, which must expressly have, at least, the rights and obligations of each participating party, as well as the fashion, time and place conditions for their compliance, countersigned by authorized officers for that purpose, except in the case of operations carried through a Stock Exchange or Futures Exchange subject to the government's supervision, in which case it applies the own regulation of the stock exchange.

- In the case of "carrousel" transactions, the participating parties in each trench of the operation subscribe a contract or letter of commitment.

Existing Risks when conducting Derivative Operations

Derivative operations are financial operations and, as such, are subject to the solvency, market, counterpart, operational and juridical risk assessment.

Solvency Risk

It is the contingency of loss for deterioration in the financial structure of the issuer or guarantor of a security that might generate a decrease in investment value or in the total or partial payment capacity, of the investment yields or principal.

Market Risk

Market risks depend on the asset, rate, or reference index behavior. In this aspect, derivative products are similar to any other financial product, such as the bonds, or foreign-currency denominated accounts receivable, the value of which depends on the interest and exchange rates. Notwithstanding, the ratios that determine derivative values are generally more complex and less known than those of more traditional financial products.

Counterpart Risk

Throughout the life of a derivative, its economic or market value changes according to fluctuations of the financial product negotiated, generating profits for one party to the contract and losses to the other. Whenever, due to any reason, the party non-favored by the derivative's market value evolution, does not meet its contractual obligations, a loss will be generated to the other party. The risk of this loss is known as "counterpart risk".

Operating Risks

Operating risks arise form deficiencies in any aspect of the execution of a derivative program. Their causes are similar to those that may occur in the handling of more traditional financial instruments, but due to the complexity of derivatives it is more difficult to prevent them. Among them, we can mention mistakes in management contracts, in information systems, wrong liquidations, incompetence, or human errors.

Juridical Risk

The accelerated development and constant evolution of derivatives force to operate within a complex, and often uncertain, legal environment. The juridical risk is defined, inter alia, as that which arises from the possibility that the enforceability of contracts representing derivative operations not be recognized. There is no standard fashion to quantify this risk.

Parameters chosen for the Valuation

Derivative valuation methodologies are flexible and pursue the development of mechanisms for the permanent evaluation and control of the specific risks of those operations.

The parameters chosen must be kept during the fiscal term. If the desire is to modify those parameters, the entity has to report that to the Superintendency at least one (1) month in advance.

Time Limit to perform Derivative Transactions

All transactions with derivatives must be carried over a term greater than three (3) business days as from the date agreed to as the start of the transaction and the date of completion or liquidation, except for those purchase and sale transactions of foreign currency regulated by the Board of Directors of the Central Bank in Resolution 4 of 1999, in which the completion date for their execution shall be within the immediately following two (2) business days.

j) Property, Equipment and Depreciation

Property and equipment are recorded at cost, and from January 1, 1992 to December 31, 2000, they were adjusted for inflation on a monthly basis. Sales and retirements of such assets are discharged at their respective net adjusted book value and the differences between sales price and net adjusted book value are carried to operations.

The depreciation of property and equipment is calculated using the straight-line depreciation method based on the useful lives thereof at the following annual rates: five percent (5%) for buildings (horizontal property offices); ten percent (10%) for furniture and fixtures, and office equipment; and twenty percent (20%) for vehicles and computer equipment.

Disbursements corresponding to improvements the purpose of which is to increase the efficiency or the useful lives of assets, as well as the incorporations carried out, are capitalized. Disbursements made to attend their maintenance and repair, related to their preservation, are recorded as expenses of the period where produced.

k) Other Assets, Net

This caption mainly represents monetary items such as interest accrued on financing and advances, interest in legal tender (local currency), insurance and prepaid leases that are amortized as accrued. This caption also includes certain items such as implements and stationery, which are amortized based on their actual consumption.

Further, it includes the rights generated by virtue of the celebration of mercantile trust agreements that give the Trustor or beneficiary the possibility of exercising them according to the constitutive act or the law.

Trust rights were adjusted for inflation until December 31, 2000 according to the nature of the good transferred.

According to the asset type, they are subject to the rules for provision evaluation and constitution as well as for the legal limits.

Amortization of prepaid expenses is made in the period where services are received or costs or expenses are accrued.

Amortization of deferred charges must be recognized as from the date when they contribute to revenue generation, taking the following into account:

- Deferred charges corresponding to organization and pre-operating have to be amortized over the estimate for its recovery in the feasibility study and the term of the specific project that generated it, whichever is lower, without exceeding five (5) years, in any event.

- Computer programs (software), will be amortized over a term not to exceed three (3) years.

However, in the case of advanced-technology programs constituting a global platform that allows future growth of the entity in agreement with market advances, the development and acquisition costs exceed the thirty percent (30%) of the technical equity of the respective entity, including the hardware, prior a concept of the Office of the Superintendent of Banking, may be deferred over five (5) years as from the moment when every product starts their productive stage, through a gradual and ascending program with percentages of 10%, 15%, 20%, 25%, and 30%, respectively, or through equal aliquots.

- Expenses incurred in research and development of studies and projects, shall be deferrable, provided that the expenses attributable can be identified separately, and their technical feasibility is demonstrated, their amortization will be made over a period not to exceed two (2) years.

- Deferred charges corresponding to remodeling will be amortized over a period not to exceed from two (2) years.

- Deferred charges corresponding to implements and stationery, shall be amortized as a direct function with the consumption, with charge to code 519045.

- Deferred charges corresponding to leasehold improvements will be amortized over the lower term between the enactment of the respective contract (not taking into account any prorogations) and their probable useful life.

- Deferred charges corresponding to discounts in the placement of investment securities will be amortized during the term for security' redemption or conversion of the titles, with charge to sub-account 510407 - Interest and Amortization of Investment Securities Discount -.

- Deferred charges corresponding to discount in the placement of bonds compulsorily convertible into shares (BOCEAS, for its Spanish initials),will be amortized during the term for securities redemption or conversion, with charge to sub-account 510408 – Amortization BOCEAS Discount -.

- Deferred income tax "debit" generated as a result of temporary differences, according to the provisions of last item of Article 66 of Decree 2649 of 1993 "...has to be amortized in the periods where he timing differences that generated it are reverted."

- Deferred charges corresponding to advertising and propaganda will be amortized during a period equal to that established for the accounting exercise, i.e., during three (3) months if the exercise is a quarter; during six (6) months if it is a semester; or during twelve (12) months is the exercise is annual; provided that the disbursements exceed twenty (20) minimum legal monthly wages. However, in the case of advertising and propaganda expenses that correspond to promotional campaigns carried out as a result of the constitution of the Entity or arising from the launching of new products or in the change of brand or name of the institution or its products, the amortization period may not exceed three (3) years; In any event, only expenses made within the six (6) following months to the occurrence of the aforementioned situations may be deferred during the period mentioned.

Disbursements corresponding to occasional advertising and propaganda, regardless of their amount, will not be susceptible of being deferred.

- Deferred charges corresponding to taxes will be amortized during the prepaid fiscal term.

- Deferred charges corresponding to contributions and Affiliations, will be amortized during the pertinent prepaid period.

- Commissions paid in the placement of investment securities (bonds) issued by the Entity; provided that their redemption or conversion is greater than one (1) year, will be amortized over the redemption or translation term.

l) <u>Asset Appraisal (Negative Appraisal), Net</u>

The appraisals (negative appraisals) of certain assets, which increase or decrease stockholders' equity are determined by: a) excess from commercial appraisals performed by independent appraisers, over the net book adjusted value of properties; b) for "available-for-sale investments" in low or minimum marketability participative securities or not quoted in the exchange market. If the market value or the investment value updated with the participation corresponding to the investor is greater than the recorded value of the investment, the difference must first affect the provision or negative appraisal until exhausting it, and the excess is recorded as an appraisal surplus. If this value is lower, the difference must first

affect the appraisal surplus of the respective investment until exhausting it and the excess has to be recorded as a negative appraisal of the respective investment.

m) Deferred Income

Deferred income mainly corresponds to interest and commissions received in advance from clients, on account of Credit Receivable operations. This interest is amortized to operations based on its accrual.

In those cases where as a result of restructuring or any other agreements it is contemplated the capitalization of interest recorded in memorandum accounts or of written-off portfolio balances including principal, interest and other concepts, as well as the interest generated in the future for these concepts, they will be recorded as deferred credit and their amortization to capital will be made in proportion to the amounts actually collected.

n) Labor Liabilities

Labor liabilities (obligations) are recorded on a monthly basis and are adjusted at the end of each year based upon legal provisions and labor agreements in force.

o) Retirement Pensions

The Social Security Institute (ISS) and other entities authorized by law (since 1994) receive contributions from the Corporation and its employees, to assume most part of the retirement pension liability of those employees. The Pension liability directly assumed by the Corporation and corresponding to old personnel is recorded based upon actuarial estimates.

The actuarial study that was used to established the reserve amount corresponding to 2005, contemplated the changes introduced by Decree 2783 of December 20, 2001.

p) Income Tax

The income tax expense is determined based on taxable income or presumptive (minimum taxable) income, whichever is greater. The corresponding tax rates are applied on the latter amount. The Corporation is currently paying taxes based on presumptive (minimum taxable) income calculated over net taxable equity.

q) Premium in Placement of Shares (Additional Paid-in Capital)

The premium in the placement of shares (additional paid-in capital) is credited to the legal reserve, which is part of retained earnings.

r) Contingent and Memorandum Accounts

The following items are recorded as contingent accounts: the amounts of loans granted but not disbursed; endorsements and guarantees granted; call (purchase) options and put (sale) options of Colombian pesos, foreign currency and other contingent liabilities; papers and securities received and sent for collection; goods and securities received as collateral; goods and securities received and given under custody; written-off assets; uncollected interest on past due Loan

portfolio and Consumption Receivables; as well as those corresponding to the credits rated in different categories; written-off assets and other securities. Memorandum accounts also include the differences between fiscal values of assets, liabilities, and equity, and the inflation adjustments of book balances and the fiscal value of assets and equity.

s) Statements of Cash Flows

As provided by Article 120 of Decree 2649, the Corporation prepares the statements of cash flows using the indirect method, which includes the reconciliation of the net profit (or loss) of the year and the net cash provided by operating activities.

t) Net Profit per Share

The net profit (loss) per share is calculated by dividing the net profit of the year into the weighted average number of subscribed and paid-in outstanding shares during each year.

u) Consolidation

According to legal norms, the accompanying financial statements do not consolidate assets, liabilities, equity, and results of subordinated companies in which the Corporation has a share in excess of fifty percent (50%) of the subscribed and paid-in capital. These financial statements, considered to be for general purposes, are presented to the General Stockholders' Meeting, and serve as basis for the distribution of dividends and other appropriations. However, due to legal requirements the Corporation is additionally obliged to file consolidated financial statements to the General Stockholders' Meeting for their approval.

3. EXTRAORDINARY FINANCIAL STATEMENTS

Company bylaws establish that at the end of each fiscal year and at least once a year, on the 31rst of December, the Company will close its accounts to prepare and publish general purpose financial statements. Financial statements disclosed on the 31rst of May of 2005 correspond to an intermediate time period and are extraordinary financial statements prepared under general accepted accounting principles in Colombia, based on accounting instructions established by the Banking Superintendence of Colombia ("Superintendencia Bancaria").

Such special purpose financial statements shall be used by the Company's Administration for evaluation and submission of a possible merger of the Company and may not be utilized for uses different than that specifically mentioned.

4. CASH ON HAND

The Corporation's available resources are high-liquidity resources. The only funds subject to restriction are the deposits in the Central Bank, which according to External Resolutions 028 of 1998, and 19 and 22 of 1999 issued by the Board of Directors of the Central Bank, establish that the financial entities have to constitute deposits in such Bank on a cash-reserve basis as protection for each deposit or call money in the percentages established in the aforementioned resolutions.

Legal Tender	
Deposits in the Central Bank	$ 36,181,139
Deposits in other local banks	7,942,728
	44,123,867
Foreign currency	
Cash	17,181
Central Bank	12,396
Foreign correspondents	971,042
Remittances in transit	239,591
	1,240,210
	45,364,077
(-) Provision	(234)
	$ 45,363,843

There are no additional restrictions for the use of the cash on hand.

Bank reconciliations as of May 31, 2005 include items with more than 30 days pending to be regularized, which are duly provisioned as of the closing of those years.

5. INTERBANK FUNDS SOLD AND RESALE AGREEMENTS

Investment Resale Agreements	$ 1,900,000
Interbank Funds Sold	5,356,058
	$ 7,256,058

These funds are used to take advantage of liquidity surpluses and are agreed over a term not to exceed thirty (30) days. For 2005 , they mainly correspond to Overnight transactions. The rates used in these transactions during 2005 ranged between eight point ninety-seven percent (8.97%) and six point thirty-seven percent (6.37%).

In case of default, the Corporation is supported with the property transfer of the securities negotiated. During the exercises corresponding to 2005

6. PARTICIPATIVE SECURITIES

Available for Sale COMPANY		Number of Shares	Rating in 2005	Percentage Held in 2005	2005 Adjusted Cost (*)	Market Value	Valorization or (Negative valorization)	Provisions
Acerias Paz del Rio S.A.		7,748,883	E-100%	0.00%	6,790	287,561		6,790
Agrotimbio S.A.		547,005	C - 60%	25.35%	1,317,971	1,329,993		478,838
Banco Corfivalle (Panama) S.A..		6,019,000	A	100.00%	14,077,779	14,077,779		
Banco Popular		14,100	A	0.00%	1,298	831		467
Bladex S.A. Clase E		2,070	A		48,158	95,813	47,459	
Bladex S.A. Preferidas		39	A	0.01%	912	1,515	603	
C.I.Intercontex		2,959,720	E-100%	94.84%	19,397,770			19,397,770
C.I. Yumbo S.A.		11,001	A	0.10%	11,311	19,918	8,607	
Caliescali.com S.A.		17,520	D -40%	1.74%	17,520	3,579	(6,971)	8,760
Casa de Bolsa S.A.		883,575	A	94.50%	4,051,062	5,194,502	1,143,440	
Cia Agrop. E ind. Pajonales S.A.		836,160	A	94.51%	22,065,378	50,431,025	28,365,647	
Cofivalle Finance (Bahamas) Limited							1,557,216	
Colmotores S.A.		38,496	A	0.12%	78,936	388,305	309,369	
Colombina S.A.		32,683,321	A	7.59%	14,823,582	15,664,789	841,207	
Compañía Aguas de Colombia		560,000	D -40%	20.00%	1,096,747	849,834	(76,350)	841,026
Concesionaria Tibitoc S.A.		9,086,933	A	33.33%	9,822,702	14,343,542	4,520,840	
Corporación Andina de Fomento		10	A	0.00%	192,958	265,464	72,506	
Deceval S.A.		13,742	A	3.33%	952,340	1,212,232	259,891	
Desmotadora del Norte de Tolima S.A.		135,356	A	54.14%	926,312	5,220,079	4,293,766	
Fiduciaria del Valle S.A.		12,543,714	A	94.50%	10,925,802	16,511,040	5,585,238	
Futbolred.com S.A..		120,000	E-100%		361,593		(304,571)	57,022
Gas Natural S.A. E.S.P.		710,866	A	1.93%	12,555,279	12,035,061	581,929	
Hoteles Estelar de Colombia S.A.		24,100,708	A	84.26%	40,297,617	86,745,437	46,447,821	
IBC Solutions		2,674,758	A	34.85%	6,255,965	1,559,612	(4,696,353)	
Inducarbón		2,528	E-100%	0.09%	1,121	560		1,121
Industrias Lehner S.A.		87,466	E-100%	0.55%	102,777		(76,675)	26,102
Ingenio La Cabaña S.A.		535,436	A	2.53%	6,323,852	8,124,106	1,800,254	
Inmunizadoras Unidas S.A.		1,964,600	D -40%	49.99%	87,146	1,295,163	560,435	
Inversiones Holguin Hurtado & Cia S.A.		199,846	C -60%	1.69%	1,036,517	727,030	(167,283)	316,722
Inversiones de Energía y Gas S.A.	1	413,945	A	48.97%	36,473,223		5,139,127	
Leasing del Valle S.A.		71,239,271	A	94.50%	17,556,928	31,752,056	14,195,128	
Lloreda S.A.		392,512,757	C -60%	52.58%	125,700,206	65,502,529	(21,467,843)	67,781,430
Mayaguez S.A.		282,384	A	0.58%	683,893	1,047,063	363,170	
Molino Pajonales S.A.		28,754	A	92.85%	1,812,871	7,672,815	5,859,944	
N. Hurtado & Cia S.A.		2,364,953	C -60%	8.98%	3,414,259	5,253,128		934,989
Proyectos de Energía S.A.	1	12,701,237	A	94.16%	116,410,771		10,553,264	
Pizano S.A.		1,036,665	D -40%	2.00%	1,642,850	2,233,806		1,355,982
Prodesal S.A.		31,495,754	A	64.50%	39,019,162	63,730,398	24,711,237	
Prodesal del Cauca S.A.		1,575,895	A	5.40%	254,862	770,628	515,766	
Promigas S.A.	2	18,645,898	A	14.02%	177,858,932	184,832,498		
Promotora de Energía y Gas S.A.	1	113,945	A	20.90%	11,619,231		4,846,044	
Proyectos de Infraestructura S.A.		13,514,417	A	23.37%	21,831,535	34,644,208	12,812,672	
Proyectos Energéticos del Cauca S.A.		17,955	A	10.70%	3,177,150	3,849,838	672,687	
Siderúrgica del Pacífico S.A.		1,388,293	A	2.54%	572,425	1,345,853	773,428	
Sociedad General de Inversiones S.A.		1,890	A	94.50%	1,890			
Sociedad Hotelera Cien Internacional S.A.(Hotel		133,393	A	0.39%	58,410	60,558	2,148	
Telecomunicaciones Satelitales Telesat S.A.		1,284	A	1.39%	42,554	71,490	28,935	
Valora S.A.		136,998,310	B - 80%	94.95%	19,247,857	17,550,853	(1,697,002)	
Valle Bursátiles S.A.		134,277	A	1.33%	4,467	8,733	4,267	
Valores Cineco S.A.		73,639,104	A	2.85%	1,138,611	1,667,926	529,314	
Valores Diaco S.A.		38,299,296	A	2.85%	936,313	1,735,724	799,411	
TOTAL AVAILABLE-FOR-SALE IN PARTICIPATIVE SECURITIES					746,295,595	660,114,874	149,709,722	91,207,019
Negotiable								
Banco de Bogotá		1,190	A	0.00%	21,030	21,030		
Banco de Occidente		342,786	A	0.27%	4,627,611	4,627,611		
Coltejer		481,700			170	170		
Ordinary Mutual Funds					39,460,304	39,460,304		
Special Mutual Funds					49,053	49,053		
Total negotiable					44,158,168	44,158,168		
TOTAL INVESTMENTS IN PARTICIPATIVE SECURITIES					790,453,763	704,273,042	149,709,722	91,207,019

(*) Adjusted cost includes inflation adjustments until 31/12/00 in the Available-for-Sale investments
Negotiable investments are valued at average price of the last 10 days when there are stock-exchange operations.

(1) Integrally valued with shares of E.E.B. and Electrical Sub-station
(2) Due to marketability change, it was reclassified as available-for-sale

Through Minute of Reconciliation subscribed on October 5, before the Arbitration and Reconciliation Center of the Chamber of Commerce of Bogotá, it was agreed that, prior the r determined juridical actions, Corporación Financiera del Valle S.A., through its investors, shall become the holder of 3.81% of the capital stock of Empresa de Energía de Bogotá, and 100% of the Sub-station that Central Hidroeléctrica Betania S.A. E.S.P. possesses as a fixed asset; in turn, the investors will no longer be shareholders of this Hidroeléctrica.

7. NEGOTIABLE - DEBT SECURITIES AND "HELD TO MATURITY"

	Interest Rate %	
Marketable Debt Securities		
IN LEGAL TENDER		
Treasury Securities ("*Títulos de Tesorería*") – TES	3.03-14.25	259,097,418
Term Deposit Certificates	7.95-11.18	25,909,433
Other Securities	0.07-6.07	19,865,746
Bonds issued by Companies	5.09-14.92	68,797,649
Securitization	18.44	3,472,037
IN FOREIGN CURRENCY		
Bonds Decree 2007	4.41	5,633,413
Bonds Decree 2008	5.50	38,488
Treasury Securities - TES	5.83	10,263,312
Available for Sale		
IN LEGAL TENDER		
Títulos de Tesorería TES	9.53-12.10	137,378,730
Held-to-Maturity		
IN LEGAL TENDER		
Treasury Securities - TES	12.5	8,548,731
A Class Agricultural Development Securities ("*Títulos de Desarrollo Agropecuario Clase A*")	3.26-3.33	9,611,252
B Class Agricultural Development Securities ("*Títulos de Desarrollo Agropecuario Clase B*")	5.26-6.25	16,399,893
Other Securities	4.8-10.06	17,731,196
Held-to-Maturity		
IN FOREIGN CURRENCY		
Bonds Decree 2007	7.11	17,419,269
Total without provision		600,166,567

The above investments were rated for solvency risk in category "A", except for Emcali bonds, which, for the May 31, 2005 are rated "B" and fully provisioned according to the norm.

As per Resolutions 77 of 1990 and 29 of 1991 issued by the Monetary Board and Resolutions 28 of 1992, 6, 11, and 13 of 1996, and 3 of 2000, issued by the Board of Directors of the Central Bank ("*Banco de la República*"), credit establishments must make mandatory investments in securities issued by the Fund for Financing of the Agricultural and Livestock Sector - FINAGRO. Likewise, Article 45 of Law 546 of 1999 states that all credit establishments are subject and obliged to invest in Debt Reducing Securities ("*Títulos de Reducción de Deuda - TRD*") – in the percentage stated in the very law, and according to the procedure described for such purpose by the Superintendency in External Circular Letter 053 of 2000.

There are no economic or juridical restrictions on the investment portfolio.

8. PROVISIONS FOR INVESTMENT PROTECTION

As of May 31, the Corporation assessed all its investments according to Superintendency's solvency risk-related provisions, and it provisioned those rated in categories C, D, and E, which correspond to Investments with higher-than-normal risk:

	Rating	Provision
PARTICIPATIVE SECURITIES		
Appreciable Risk	C	$ 52,381,270
Significant Risk	D	1,156,289
Uncollectible	E	19,462,665
Other Provisions		13,216,268
Total Provisions in Participative Securities		**86,216,492**
DEBT SECURITIES		
Long Term	B+	7,584,187
Total Provisions		**$ 93,800,679**

9. LOAN PORTFOLIO

Clients	$ 923,650,207
Stockholders and Management	20,927,464
	$ 944,577,671

According to maturity, loan portfolio was rated as follows:

Admissible collateral - Commercial Portfolio	
Current	$ 423,688,847
Past-due up to 12 months	8,003,811
Past-due in excess of 12 months	111,700
Past-due in excess of 24 months	1,471,821
	433,276,179
Other Collateral - Commercial Receivables	
Current	497,287,577
Past-due up to 12 months	10,337,594
Past-due in excess of 12 months	625,126
Past-due in excess of 24 months	3,051,195
	511,301,492
	$ 944,577,671

The Corporation's loan portfolio includes loans granted with resources coming from credit

quotas, special credit lines, foreign loans, credit lines contracted with international organizations, as well as financial funds managed by the Central Bank.

Collector Operation

Between November 30 and December 29, 1999, and after having been approved by the Superintendency, the Corporation carried out a collector operation, which consists of the medium- or long-term "firm" sale of non-productive assets (portfolio, foreclosed assets, etc.) to a legal person (entity), sometimes formed by the very partners or related parties of the Institution.

The Corporation made portfolio sales equivalent to Col$ 23,816,056, to Compañía Valora S.A., a company in which the Corporation holds 94.9% of its capital. Sale conditions contemplated a cash payment of Col$ 6,141,086 and a loan equivalent to Col$ 17,674,970 to ten (10) years, principal amortizations in three (3) equal installments as from the seventh year and interest rate of CPI plus one percentage point every two years as from the third year.

In the Collector Operation, there was no provision recovery or profit in the sale of portfolio. The sales price was established as its book value.

This transaction generated revenues for interest accrual on the credit granted that amounted to Col$ 377,637 in 2005.

The loan of Compañía Valora S.A. is rated in risk category "B" (Acceptable).

10. PROVISION FOR LOAN PORTFOLIO

The movement in the Provision for Loan Portfolio account during the year was as follows:

Balance at beginning of year	$ 92,398,142
Provision charges to Expenses	10,726,050
Provisions recovery	(21,647,842)
Balance at year end	$ 81,476,350

In 2004, the Company made a generic provision amounting to $16,000,000 with the purpose of improving the coverage of clients rated "D". The capital of these clients amounts to $55,088,166 and their provisions passed from $27,518,678 to $43,518,678.

The above decision was made based upon the criteria on generic additional provisions contemplated by Chapter II of the Basic Accounting and Financial Circular Letter.

11. ACCOUNTS RECEIVABLE, NET

Interest and commissions	$17,144,867
Dividends and Participations	8,922,489
Payments on behalf of Clients	194,064
Sale of Goods and Services (1)	2,671,285

Advanced payments of Contracts	290,309
Others denominated in foreign currency	74,797
Other minor (2)	2,569,654
	31,867,465
Less: Provision	1,979,334
	29,888,131

(1) The most important ones for 2005 basically correspond to sales transactions of trust rights received in dation in payment of obligations from Valora S.A. amounting to $984,330, Inversiones Amnis S.A. $984,330

(2) Among the most important ones as of May 31, 2005, there are fee debtors amounting to $430,042; other accounts receivable from Semek amounting to $452,250 which are provisioned; Productora de Hilados y Tejidos Única receivables received from the liquidation of Constructora Linares Ltda, amounting to $460,982, which is fully provisioned.

During the year, the movement of the Accounts Receivable provision account was as follows:

Balance at the beginning of year	$9,039,660
Provision charged to Expenses	167,178
Provision Recoveries	(7,227,504)
	$1,979,334

12. CASH TRANSACTIONS AND DERIVATIVES

Sales rights	$ 1,984,499,537
Sales obligations	(1,926,412,788)
Purchase rights	1,889,796,500
Purchase obligations	(1,922,599,255)
Future sales rights	2,335,880
Future sales obligations	(2,335,880)
Swap rights	2,345,206,722
Swap obligations	(2,344,188,278)
(Loss) Profit - Call on foreign currency	39,909
Profit put on foreign currency	134,146
	26,476,493

List of Comparative Average Balances on Obligations, Rights, Profit, and Loss

	Sales	Variation %	Purchase	Variation %
Rights				
F. Currency	1,657,079,346	**31.88%**	1,565,046,546	**30.62%**
Securities	173,190,640	**24.62%**	207,854,169	**4.60%**
	1,830,269,986		**1,772,900,715**	
Obligations				
F. Currency	1,599,729,823	**32.53%**	1,588,327,983	**29.10%**
Securities	174,527,797	**25.54%**	207,073,969	**4.21%**
	1,774,257,620		**1,795,401,952**	
	Profit		**Loss**	
Monthly average result	4,007,213	**-89.41%**	2,040,922	**-94.42%**

The Corporation has defined that it has to cover the risk for exchange difference generated as a result of its own position (foreign-currency assets less foreign-currency liabilities). The latter leads the Corporation to conducting hedging transactions through the conduction of forward (future) agreements and derivative operations, when market situation so merits it.

The minimum and maximum terms ranged between 2 and 365 days during the periods ended as of May 31, 2005 and as of December 31, 2004. In March 2004, the Office of the Superintendent of Banking issued External Circular Letter 012 whereby it implements the recording of cash transactions within the account, the compliance of which is agreed to for the two (2) business days following that when the transaction was agreed to. Corporation's Management has defined policies and it has incorporated the manual of functions and procedures for the performance of this type of operations that allow them managing risk on a moderate fashion.

There are no limitations, or restrictions of any kid whatsoever for the execution of these agreements.

For the realization of forward contracts, guarantees in this type of operations must be recorded in the deposits (other assets) account. See Note 15.

13. REALIZABLE GOODS AND FORECLOSED ASSETS, NET

Foreclosed Asset (received in dation in payment)	
Immovable goods	$ 9,972,246
Movable goods	1,737,062
	11,709,308
Provision for protection of foreclosed assets	(9,225,594)
	$ 2,483,714

The Corporation's Management is currently undertaking actions to realize these assets and expects to realize them within the terms that the Superintendency established. The

Corporation assigned this task to the Special Banking area for it to undertake all actions necessary for commercializing these assets.

The financial cost of possessing these non-productive assets has been estimated in approximately Col$ 3,172,902 in 2005 at an 8.42% rate and Col$ 4,205,107.

14. PROPERTY AND EQUIPMENT, NET

Lands	$ 3,979,193
Offices in Horizontal Property (Property in Condominiums)	12,702,825
Furniture, Fixtures; Office and Computer Equipment	9,394,156
Vehicles	472,516
	26,548,690
Accumulated depreciation	(15,184,177)
Accumulated provision	(320)
	$11,364,193

The Corporation's property and equipment is duly covered against all risks depending on their nature and for amounts that sufficiently cover any loss contingency thereof. Likewise, they are free from any encumbrance.

The appraisals of the goods correspond to those carried in December 2003, including the net movement of sales and purchases recorded in 2005 and 2004, is as follows:

Lands and Offices in Horizontal Property (Property in Condominiums)	$21,731,033
Furniture, Fixtures, Office and Computer Equipment	2,060,873
Vehicles	358,000
	$24,149,906
With the following effect on valorization:	
Lands and Offices in Horizontal Property (Property in Condominiums)	$11,138,539
Furniture, Fixtures, Office and Computer Equipment	1,000,317
Vehicles	200,281
	$12,339,137

15. OTHER ASSETS, NET

Employee and former-employee loans (1)	$3,164,068
Trust Rights (2)	83,184,081
Pre-paid interest and others (3)	2,062,649
Deposits in forward contracts	1,186,735
Other	2,052,846
	91,650,379
Provision (4)	(20,099,674)
	$71,550,705

(1) Includes housing (mortgage) loans for Col$ 2,051,489 made to Corporation's employees, backed with a mortgage. According to External Circular Letter No. 100 of the Superintendency, these loans were rated in category "A".

(2) The most representative balances of this account correspond to:

Real State Development trust	$58,366,673
Realizable goods and foreclosed assets trust	15,940,449
Management and Investment sale trust	8,522,498
Portfolio management trust	354,461
	$83,184,081

(3) Prepaid expenses mainly correspond to the following items:

Interest	$325,194
Insurance	500,460
Maintenance of equipment	3,712
Other	442,891
Deferred charges	790,392
Balance at the end of the year	$2,062,649

Prepaid expenses and deferred charges are amortized according to the policies mentioned in literal k) of Note 2 related to Accounting Policies and Practices.

(4) The most representative item within provisions corresponds to trust rights amounting to $19,977,103.

16. ASSET APPRAISAL, NET

Investments	
Valorizations (appraisals)	$181,034,340
Negative valorizations (appraisals)	(28,493,048)
	152,541,292
Property and equipment	12,339,137
Investment Trust Rights, net (1)	18,310,872
	183,191,301

(1) This account includes for 2005 and 2004 the effect of the appraisal of trusts for the development of real state projects recorded in the investment trust rights in 2003. The appraisal on the stock investment trust Prodesal S.A. is also recorded since 2002.

17. DEPOSITS AND CALL MONEYS

Legal tender (local currency)	
Certificates with maturity lower than six (6) months	$411,786,201
Certificates with maturity between six (6) months and less than one (1) year	293,949,187
Certificates with maturity greater than or equal to one (1) year	298,009,069
Savings accounts	27,654,681
Bank overdrafts	140,281
Other deposits	137,463
	$1,031,676,882

Fixed-term deposit certificates in local currency earned annual interests rates that in 2005

ranged between two point zero percent (2.00%) and nine point ten percent (9.10%) and in 2004 ranged between seven point seventy-seven percent (7.77%) and ten point twenty-five percent (10.25%). Their maturity is between three (3) months and less than one (1) year; and they are extendible at the depositor's will.

18. INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS

Repurchase agreements of negotiated investments	$223,902,702
Interbank funds purchased	79,412,433
	$303,315,135

These funds are used to attend to temporary liquidity needs and the annual rates that in 2005 ranged between five point seventy-three percent (5.73%) and eight point fifty-three percent (8.53%). Minimum and maximum term ranged between 1 and 90 days during the period ended as of May 31, 2005.

The above amounts are not subject to restrictions. Nor do they have any type of limitation.

The collateral that guarantees these obligations is represented in voluntary liquidity investments and loan portfolio.

19. BANK CREDITS AND OTHER FINANCIAL OBLIGATIONS

	Annual Interest Rate %	
LEGAL TENDER (LOCAL CURRENCY)		
Current		
Finagro (1)	7.48-9.57	7,453,634
Banco de Comercio Exterior (Bancoldex) (2)	7.70-9.40	4,351,084
Instituto de Fomento Industrial (IFI) (3)	5.12-6.32	236,667
		12,041,385
Non-current		
Finagro (1)	7.48-9.57	99,954,465
Banco de Comercio Exterior (Bancoldex) (2)	7.70-9.40	212,456,091
Findeter (4)	5.12-6.32	124,871,306
Instituto de Fomento Industrial (IFI) (3)	5.12-6.32	3,796,316
		441,078,178
Total legal tender (local currency)		453,119,563
FOREIGN CURRENCY		
Current		
Financing through acceptances and /or advances	2.09-4.02	98,067,173
		98,067,173
Non-Current		
Bancoldex (2)	6.34-6.49	4,734,336
Financing through acceptances and /or advances	2.09-4.02	43,273,027
		48,007,363
Total foreign currency		146,074,536
		599,194,099

The Colombian Government has established programs to promote the development of certain economic sectors, including inter alia, foreign trade, agriculture, livestock, tourism, and other industries. These programs are managed by the Central Bank and Government entities.

In development of those programs, the Corporation receives the loan application from a client. The Corporation realizes the client's credit analysis according to its credit policies. Once the credit is approved, the Corporation requests to the respective government entities the funds to be given to the clients. These entities disbursed the moneys to the Corporation once the study is elaborated and approved.

The credit risk is fully assumed by the Corporation.

(1) Loans granted by the Corporation through FINAGRO must be devoted to small and medium manufactures to finance working capital and to acquire machinery and equipment to be applied to the development of agricultural and animal husbandry projects or activities. They are re-discountable by eighty percent (80%) of their value.

(2) Loans granted by the Corporation through the BANCOLDEX line must be destined to the funding of working capital of natural persons (individuals) or legal persons (entities) dedicated to the production and/or commercialization of goods destined to non-traditional exports or to produce raw materials when they participate in joint exports. Likewise, they can be devoted to the capitalization of exporting sector companies that undertake fixed-investment projects. They are re-discountable by eighty percent (80%) and one hundred percent (100%) of their value.

(3) Resources granted through the IFI line may be devoted to fixed investments, working capital and/or entrepreneurial capitalization, not only for the importation of capital goods but also for the development of investment projects that contemplate fixed investments in local currency and/or working capital, with a term of up to seven (7) years and a flexible grace period, according to exchange norms.

(4) Loans granted by the Corporation through FINDETER must be mainly devoted to social investment of the municipalities. They are re-discountable by sixty-five percent (65%) of their value.

The maturity of long-term obligations per years is as follows:

2006	$ 78,968,753
2007	86,254,540
2008	134,447,627
2009	68,846,445
2010 and thereafter	120,568,176
	$ 599,194,099

These obligations are backed-up with personal collaterals, corresponding to promissory notes of rediscounted-loan-portfolio granted to clients.

20. ACCOUNTS PAYABLE

Interest on Bank Credits and other Financial Obligations	$ 7,312,750
Interest on Fixed-Term Deposit Certificates	15,564,191
Dividends	5,572,342
Labor withholdings and contributions	1,196,851
Interest from Interbank funds purchased and Repurchase Agreements	148,187
Other taxes	1,014,647
Promising Purchasers (1)	1,443,732
Others (2)	1,656,317
	$ 33,909,017

(1) As of May 31, 2005 it mainly consists of partial payments received on the purchase of Proenca S.A. shares by *Ingenio La Cabaña* amounting to $1,399,115.

(2) As of May 31, 2005, the most representative items are: commissions and fees amounting to $23,310; rentals, $74,480; suppliers, $747,320, and clients' collections pending to be applied, $88,843.

21. INCOME TAX PROVISION AND RECONCILIATION BETWEEN FISCAL AND BOOK ITEMS

The nominal income tax rate applicable to the Corporation for 2005 was thirty-eight point five percent (38.5%).

The charge to operations corresponding to income taxes was as follows:

Current	$ 3,573,397

Following, we show the reconciliation between the taxable income and the profit before income taxes, and the determination of the taxes corresponding to:

Profit (Loss) before income taxes	$58,977,019
Plus (less) – Non-deductible provisions, net	3,923,045
Book and fiscal monetary correction	5,229,622
Donations (grants)	-
Fixed-Yield Investment valuation, net	(28,091,731)
Dividends from negotiable investments, net	(15,243,832)
Other	10,038,075
Profit in the sale of variable-yield investments	3,816,838
Total Fiscal Loss	30,802,946
Presumptive (minimum taxable) income (1)	24,506,960
Income tax (on the greater value between Net Income and Presumptive taxable income)	38.5%
Income tax provision expense	9,435,179
Income tax provisions as of May 31	$3,573,397

(1) Current fiscal norms establish that 2005 Taxable Income should be at least six percent (6%) of Net Taxable Equity of the immediately prior year.

The 2003 and 2004 income tax returns are subject to review and acceptance by the tax authorities. The Corporation's management and its legal advisors consider that in case of a review of the income tax returns by the tax authorities, there will be no significant differences with respect to the liabilities constituted.

Tax on Equity (Net Worth)

The Corporation made the payment of tax on equity during 2005. It was calculated by taking as a base the net equity ass of December 2004.

22. OTHER LIABILITIES AND ACCRUED LIABILITIES

As of May 31, the balance of other liabilities was broken down as follows:

Deferred income (1)	
Balance at beginning of the year	$ 17,409,784
Credits during the year	5,416,751
Amortization credited to revenues	(3,762,594)
Balance at year end	19,063,941
Labor Obligations	
Severance	183,561
Interests on severance	10,301
Vacations	950,265
Vacations bonus	239,719
	1,383,846
Income Tax	6,006,963
Diverse Liabilities	
Litigation under an executive process (2)	517,767
Retirement Pensions	1,078,120
Interest generated in restructuring processes (3)	1,305,500
Industry and Commerce Tax – ICT	239,995
Other	490,257
	$3,631,639
	$ 30,086,389

(1) Amortization terms of deferred income corresponding to interest of credits with anticipated modality, portfolio discounts, and factoring operations range between 30 and 150 days.

(2) An ordinary labor process has been filed before Labor Court Seven of the Cali Venue by a former employee, Luis Fernando Guzmán. The allegation is for the Corporation to readjust the value of the dismissal payment, refund of salary and social benefits that were unduly

withheld, deducted, and remunerated. It is in the first instance process, and the claimant's claims are estimated as "likely".

Likewise, a greater-amount ordinary process was filed before Labor Court Three of the Cali Venue by a former employee, Carlos Hernán Cárdenas, which claims the recognition of overtime, the adjustment of social benefits, and other payments inherent to his labor relationship. It is in the first instance process. The claimant's claims are estimated as "likely".

(3) Corresponds to interest in charge of clients, which, due to restructuring agreements, have been capitalized, and, according to the provisions of Circular Letter 100 of 1995 issued by the Office of the Superintendent of Banking, must be amortized to revenues as actually cancelled and collected by the cashier.

There are no contingencies of likely losses in the affiliates, in which the Corporation has a majority share that may affect the parent company.

Retirement Pensions

The actuarial estimate study is elaborated according to Decree 2783/01, taking into account a DANE rate equal to thirteen point seven-one-seven percent (13.717%) and a DTF rate of twenty-one point two-two-seven percent (21.227%).

The number of pensioners that are part of the actuarial estimate is one (1) person (a man), who is a direct pensioner of the Corporation.

The actuarial estimate is fully amortized.

Total actuarial estimate amount	1,078,120
Period's amortization	
Value of pensions paid during the year	62,965
Accumulated amortization value	0
Amortization percentage	100%

23. SUBSCRIBED AND PAID-IN CAPITAL

As of May 31, 2005, the authorized capital of the Corporation consists of one hundred million (100,000,000) shares of a Col$ 10-par value each. At the closing of these period, the number of subscribed and paid-in shares is 86,024,347 and it is broken down into 76,725,353 ordinary (common) shares and 9,298,994 preferred shares.

Stock with preferred dividend and no voting rights (preferred stock) was placed in 1993 at Col$5,000 each. They earn a minimum annual dividend of two percent (2%) on the initial subscription price in Colombian pesos, adjustable each year by an amount equivalent to one hundred percent (100%) of the Consumer Price Index (CPI). In any event, the dividends per share paid to this stock may not be lower than that paid to ordinary (common) shares.

As of May 31, capital stock consists of the following:

Ordinary Stock	$767,253
Preferred Stock	92,990
	$860,243

Capital stock has increased as a result of the capitalization of equity reappraisal since 1995 until 2000 by $141,472.

24. APPROPRIATED RETAINED EARNINGS AND EQUITY REAPPRAISAL SURPLUS

Reserves

Legal Reserve	
Per net profit appropriation	$41,809,447
Per additional paid-in capital (premium in placement of shares)	85,790,200
	127,599,647
Occasional Reserves	
Non-distributable – negotiable investments appraisal	85,948,371
	85,948,371
	$213,548,018

Legal

According to legal provisions, ten percent (10%) of the Corporation's net income in each accounting period must be appropriated as legal reserve, until the balance of this reserve is equivalent to at least fifty percent (50%) of the subscribed capital. The legal reserve balance may only be reduced to wipe-off accumulated losses that exceed the total amount of earnings obtained in the respective period and of those undistributed retained earnings or whenever the amount so freed is devoted to capitalizing the entity through the distribution of stock dividends.

Other Reserves

According to legal norms, a reserve should be made for the earnings obtained from the application of special investment valuation systems at market prices, when the actual revenues should have not been fiscally realized.

Occasional reserves made in accordance with Article 42 of Law 75/86 amounting to $311,792 and others reserves for public welfare and donations (grants) amounting to $65,606 were freed.

Dividends Decreed

Due 2005, dividends payable in cash were decreed amounting to $7,378,752 equivalent to $793.5 per share for the 9.298.994 preferential-dividend, non-voting subscribed and paid-in stock as of December 31, 2004 corresponding to the accrued dividends pending to be paid for each of them, of 2000 amounting to $356.25; 2001 amounting to $383.50; and 2002 amounting to $53,75.

Equity Reappraisal Surplus

Until December 31, 2000, inflation adjustments of the equity account balances were credited to this account, and charged to operations. The value reflected in this account may not be distributed as profit to the stockholders until the Corporation is liquidated or that value is capitalized.

25. CONTINGENT AND MEMORANDUM ACCOUNTS

Endorsements	$ 3,538,890
Bank collateral	9,215,561
Unused letters of credit	7,917,514
Approved, non-disbursed credits	17,566,268
Obligations in options	98,285,093
Accumulated dividends preferred stock	11,665,309
Other	25,433,385
	173,622,020
Contingent Accounts – Debit	
Loan Portfolio interests	40,240,958
Rights in Options	98,452,149
Excess presumptive (minimum taxable) income	109,861,280
Other contingencies	243,284
Fiscal losses pending amortization	71,011,482
	319,809,153
Memorandum Accounts – Debit	
Goods and securities given as collateral	1,427,993,288
Unpaid negotiated checks	5,696,465
Written-off assets	70,433,075
Capitalized interests – Past Due Loan portfolio	1,028,879
Investment securities not placed	56,870,000
Amortized investment securities	375,700,978
Inflation adjustments – assets	95,355,677
Distribution of Subscribed and Paid-in Capital	860,243
Loans to stockholders and economically related parties	11,277,591
Loans to Parent Company, Affiliates and Subsidiaries	773,238
Property and equipment fully depreciated	6,242,683
Difference between Fiscal and Book Value of Assets	2,431,300,261
Provision for People under Deed of Arrangement	3,938,616
Government Guaranteed Securities	509,412,703
Central Bank-guaranteed securities	1,526,760
Securities Accepted by Credit Establishments	38,938,342
Reciprocal operations with parent companies	62,413,471
Reciprocal operations that affect expenses	467,812
Other memorandum accounts – debit	247,805,037
	5,348,035,119
Memorandum Accounts – Credit	
Goods and securities received under custody	60,825,935
Goods and securities received as collateral – Others	44,172,274
Goods and securities received as collateral for future credits	50,688,945
Goods and securities received as admissible collateral	2,669,221,523
Collections received	1,590,347
Collateral pending to be paid	13,812,284
Inflation adjustment to equity	212,282,660
Capitalization and reappraisal	131,245,892
Difference between fiscal and book value of equity	10,922,469
Rating of admissible commercial portfolio	439,475,153
Rating of commercial portfolio other collateral	518,154,007
Reciprocal operations with parent companies	11,171,257
Reciprocal operations that affect revenues	3,522,359

Reciprocal operations that affect equity	23,314,112
Other Memorandum Accounts – Credit	39,098,536
	4,229,497,753
	$10,070,964,045

26. OTHER EXPENSES AND REVENUES, NET

As of May 31, other revenues are broken down as follows:

Profit in the sale of foreclosed assets (net)	$220,605
(Loss) in the sale of property (net)	(10,886)
Leases	170,868
Recovery deposit insurance	359,365
Revenues from the Electrical Sub-Station (1)	944,154
Other revenues (expenses) net (2)	582,663
	2,266,769

(1) According to the investment change indicated in Note 6, these figures correspond to the revenues generated by these assets during 2005.

(1) $344,165 of this item corresponds to the net amount of expenses and revenues generated from the maintenance of foreclosed assets.

27. ADMINISTRATIVE AND OTHER EXPENSES

As of May 31, administrative expenses are broken down as follows:

Insurance	$2,256,465
Taxes other than income tax	2,761,793
Depreciation of property and equipment	411,359
Contributions	603,228
Advertising and publications	416,182
Public utilities	561,874
Building management and maintenance	214,194
Fees	408,747
Leases	407,870
Deferred charge amortization	173,626
Traveling and transportation expenses	316,551
Stationery	125,875
Electronic Data Processing	41,660
Donations (grants)	14,012
Surveillance and Temporary Service	290,914
Public Relationships	70,066
Non-discountable VAT expense	209,848
Subscriptions	312,683
Maintenance expenses	177,006
Personal training	69,563
Coffee shop and restaurant	48,822
Others	209,223
	$10,101,561

28. AFFILIATED COMPANIES

The Corporation has direct majority investment in the following companies:

Name	% Held
Banco Corfivalle (Panama) S.A.	100.00
Casa de Bolsa S.A.	100.00
C.I. Intercontex	94.84
Compañía Agropecuaria Industrial Pajonales S.A.	94.50
Valora S.A.	94.95
Desmotadora del Norte del Tolima S.A.	54.14
Hoteles Estelar de Colombia S.A.	84.26
Leasing del Valle S.A.	94.50
Molino Pajonales S.A.	92.85
Proyectos de Energía S.A.	94.16
Fiduciaria del Valle S.A.	94.50
Inversiones de Energía y Gas S.A.	48.97
Promotora de Energía y Gas S.A.	20.90
Lloreda S.A.	53.82
Prodesal S.A.	94.60

29. OPERATIONS WITH STOCKHOLDERS AND MANAGEMENT

OBLIGATIONS IN CHARGE OF STOCKHOLDERS AND RELATED PARTIES

The movement of loans granted to the stockholders and related parties during 2005 is as follows:

2005	STOCKHOLDER	BOARD OF DIRECTORS	LEGAL REPRESENTATIVE
ASSETS	20,941,175	350,861	65,995
LIABILITIES	44	-	19,307
REVENUES	1,033,355	18,891	5,545
EXPENSES	2,907	58,854	1,909

Includes credit active operations of those stockholders who own less than ten percent (10%) of the capital stock and their balance is greater than five percent (5%) of the technical equity.

The characteristics of the above operations do not differ from those realized with third parties and as support of the loans granted, the Corporation has Mortgage and Pledge Guarantees, according to the case, on goods the commercial value of which covers the amount of loans additionally granted. The above credits are within the limits foreseen by law.

OPERATIONS WITH RELATED COMPANIES

According to management's definition, related companies are the affiliates, subsidiaries, and economically related entities. According to Article 29 of Law 222 of 1995, following, we detail

the main transactions with related parties:

Loan Portfolio:

C.I. Intercontex	$19,687,231
Valora S.A.	11,066,677
Hoteles Estelar S.A.	6,730,000
Leasing del Valle S.A.	773,238
Inversiones de Energía y Gas S.A.	23,074,767
Promotora de Energía y Gas S.A.	47,756,632
	$109,088,545

Accounts Receivable:

Casa de Bolsa S.A.	$2,649
C.I. Intercontex	242,954
Cía Agropecuaria e Industrial Pajonales S.A.	497,261
Cofivalle Finance (Bahamas) Limited	3,544
Desmotadora del Norte del Tolima S.A.	143,207
Valora S.A.	1,431,216
Fiduciaria del Valle S.A.	52,863
Hoteles Estelar S.A.	1,376,332
Leasing del Valle S.A.	20,875
Proyectos de Energía S.A.	60,265
	$3,831,166

Investments:

Banco Corfivalle (Panama) S.A.	$14,077,779
Casa de Bolsa S.A.	4,051,062
C.I. Intercontex	19,397,771
Cía Agropecuaria e Industrial Pajonales S.A.	22,065,379
Valora S.A.	19,247,855
Desmotadora del Norte del Tolima S.A.	926,312
Fiduciaria del Valle S.A.	10,925,802
Inversiones de Energía y Gas S.A.	36,473,222
Hoteles Estelar S.A.	40,297,617
Leasing del Valle S.A.	17,556,927
Lloreda S.A.	125,700,206
Molino Pajonales S.A.	1,812,871
Promotora de Energía y Gas S.A.	11,619,230
Prodesal S.A.	39,019,163
Proyectos de Energía S.A.	116,410,771
Valle Bursátiles S.A.	4,467
	$479,586,434

Below, we present some significant figures reflected in the financial statements of our affiliates:

Affiliates and Subordinated Companies

Main figures as of May 31, 2005

Amounts stated in millions of Colombian pesos

Company	Assets	Liabilities	Equity	Results
Banco Corfivalle (Panama) S.A.	90,048.8	75,460.3	14,588.5	321.6
Casa de Bolsa S.A.	11,282.8	6,109.3	5,173.5	541.0
Valora S.A.	31,877.7	14,502.5	17,375.2	(1,860.0)
Productos Derivados de la Sal - Prodesal S.A.	112,726.0	11,773.0	100,953.0	3,812.0
Lloreda S.A.	304,426.5	177,345.7	127,080.8	(1,176.1)
Proyectos de Energía S.A. Pesa	104,071.7	555.8	103,515.9	1,573.6
Inversiones de Energía y Gas S.A.	90,841.5	30,866.6	59,974.9	45.5
Promotora de Energía y Gas S.A.	90,834.0	62,117.6	28,716.4	37.2
Cía Agropecuaria e Industrial Pajonales S.A.	66,276.6	12,988.5	53,288.1	284.3
Molino Pajonales S.A.	14,081.7	5,888.1	8,193.6	(128.2)
Desmotadora del Norte del Tolima S.A.	17,279.4	7,446.6	9,832.8	36.2
Hoteles Estelar S.A.	134,193.1	28,451,7	105,741.4	4,582.3
Leasing del Valle S.A.	419,741.4	384,260.2	35,481.2	3,974.0
Fiduciaria del Valle S.A.	20,909.2	3,694.6	17,214.6	2,864.7
Valle Bursátiles S.A.	707.0	40.9	666.1	28.6
Totals	**1,509,297.4**	**821,501.4**	**687,796.0**	**14,936.7**

There are no decisions of greater significance that the *Corporación Financiera del Valle* in its condition of controlling company, should have taken or not taken in the interest of the controlled companies; except for some investments that, due to their financial positions, are being evaluated.

There is no greater-importance decision than the controlled companies should have taken or stop taking by the influence or in the interest of *Corporación Financiera del Valle*.

30. LEGAL REQUIREMENTS

Foreign Currency Transactions

Corporations are authorized to freely negotiate and keep a foreign-currency position, determined by the summation of foreign-currency assets less foreign-currency liabilities, plus the rights minus the obligations in foreign currency, recorded in contingent accounts. This position may not be lower than five percent (5%) or greater than twenty percent (20%) of its technical equity, taking into account that the technical equity of two months before has to be taken for the month to be liquidated.

In the case of cut-off financial statements, or when no report to the Superintendency has been made, the technical equity base for the aforementioned estimate shall correspond to that of the most recently reported financial statements.

Substantially, all foreign currency assets and liabilities of the Corporation are held in US Dollars.

As of December 31, the own position in foreign currency of the Corporation (which is determined by the difference between foreign-currency assets and liabilities), based on External Circular Letters 24 and 52 of 1992, incorporated in External Circular Letter 100 of 1995, and subsequent modifications (37 of 1996 and 40 and 66 of 1999) issued by the Superintendency, AS OF May 31 and December 31, was as follows:

	Amount equivalent in	
	US$ 000	Col$ 000
Assets	$80,313	$187,843,996
Liabilities	71,621	167,514,326
	$ 8,692	$ 20,329,670

Solvency Ratio

The technical equity of Corporations in Colombia may not be lower than nine percent (9%) of its total assets and credit contingencies weighted by risk levels. As of May 31, 2005, the Corporation's technical equity represented thirteen point fifty-eight percent (13.58%), of its assets and credit contingencies weighted by risk level.

Investments

According to the Financial Sector's Organic Statute (*"Estatuto Orgánico del Sector Financiero"*), and Superintendency of Banking norms, investments that Financial Corporations should make in companies may never exceed the value resulting from adding the paid-in capital, equity reserves, equity reappraisal and deposits and call moneys (payables) to more than one (1) year of term. As of May 31, 2005 the Corporation was complying with this requirement.

Legal Controls

As of the May 31, 2005 closing, the Corporation complied with the different legal requirements with respect to cash reserve, own position, minimum capitals, solvency ratio, mandatory investments, and others, certifying that as of the closing of that exercise there is no, nor there is awareness of, any adjustment plan it must be subject to due to the non-compliance with any provision.

31. RISK DISCLOSURE

Criteria and Procedures for Assets and Liabilities Management

The Corporation conducts an integral management of the structure of its assets, liabilities, and off-balance-sheet positions, estimating and controlling the degree of exposure to the main market risks, with the purpose of protecting itself against eventual losses due to variations in the economic value of these financial statement elements.

Risk Management

Alike the yields and operating costs, risks are an integral and inevitable part of financial activities.

In recent years, the management of the credit, market, liquidity, and operating risks has increasingly presented to the Office of the Superintendent of Banking and to the Corporation, challenges to face through new principles related to risk management, measurement, and control.

The Corporation has fulfilled these demands by developing risk management tools to adopt them as a basic element of its activity, and devoting, every time a greater amount of technological, economic, and human resources. For the Corporation, the capacity of responsibly managing risk constitutes a significant requirement to face the challenges imposed by the market.

The Corporation has implemented the following risk management system:

TREASURY RISK

Technological resources devoted to treasury risk control and monitoring increased during 2004 with the acquisition of software to measure market and fixed-yield and foreign-currency investment portfolio appraisal risks.

Likewise, there is a Committee with Board of Directors' members, which is summoned whenever there are significant market movements that affect results, to make decisions on the portfolio.

There is one risk executive specialized in the different treasury risks (i.e., market, credit, liquidity, and operating risks). It is important to mention that the juridical risk is covered by the Office of the Juridical Vice President.

1. Market Risk:

During 2005, the Corporation continued controlling this risk through portfolio position limits, in addition to the follow-up of the VeR limits implemented with the Risk Metrics models both for the Colombian-peso and US-Dollar "currency-table" portfolios. Stress test reports continued to be made and the Loss Trigger methodology continued to be applied to limit the potential losses of treasury businesses. The Board of Directors approved the methodologies and limits for all cases.

a. Limits

a) **Position:** The Board of Directors defined some maximum limits for the public-debt security position, both for Colombian-peso and US Dollar-denominated securities. Likewise, it defined a maximum limit for the private-debt securities, in which case, there must additionally exist a limit approved for the security issuer. These limits were defined as a function of the par value and the term.

This body also defined the limits of foreign-currency position.

The treasury position in negotiable public debt at the closing of May 2005 is summarized as follows, in Colombian-peso nominal values: TES – fixed rate, $103,202; TES UVR, $46,959; TES IPC, $5,200; Fogafin securities, $13,166; Republic of Colombia Bonds, $7,237; and TES TRM, $11,033 million. Portfolio in private-debt

securities closed in $121,283 million. Exchange risk position at the May 2005 closing amounted to US$ -22.5 million.

As from 2004, and taking advantage of special economic situation moments where public-debt securities were obtained at attractive rates, and taking into account the cost of the funds and the liquidity and operating capacity of the Corporation, it was made a decision to acquire securities to be classified as "available-for-sale" securities. As of the May 31, 2005 closing, this portfolio in nominal Colombian peso amounts consisted of TES fixed-rate, $119,000 million, with maturity in 2007, and 2009. The profit to be made, recorded in equity, corresponding to the difference between the market value and IRR value of purchase of these securities amounted to $5,274 million.

In public-debt securities, at maturity, *Corporación Financiera del Valle* closed as follows, in nominal Colombian-peso amounts: TES fixed rate, $8,000 and Republic of Colombia Bonds, $16,880 million.

The average TES position during 2005 was $241,610 million and the minimum and maximum values were $139,208 and $341,499, respectively. For the Yankees the values are $28,695, $7,205, and $53,303 respectively, without including securities rated upon maturity. The amounts for TES TRM are $10,764, $10,197, and $11,308, respectively.

b) VeR: Is an estimate of the maximum loss in market value of a position after a determined time period and given a confidence level.

The Board of Directors of the Corporation has approved a maximum VeR of $-7,101 million for treasury businesses and this limit has been complied with since its approval. The average VeR for the year amounted to $-1,648 million.

As of the May 31, 2005 closing, the treasury area of *Corporación Financiera del Valle S.A.* generated net revenues before operating expenses amounting to Col$ 21,540 million. The revenue/risk ratio taking the average annual VeR indicates that the risk the Corporation is exposed to is equivalent to one (1) month of net revenues adjusting to the risk profile approved by the Board of Directors.

c) Loss Limits: MAT (Management Action Trigger): the maximum loss that the Corporation is willing to assume in the treasury area. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions. The MAT limit was fixed in $-7,101 million. At the May 31, 2005 closing, treasury results in the last thirty (30) days were positive and there were profits. For that reason, the MAT limit was being complied with enough ease and was set at $4,037 million, including profits amounting to $5,523 and a VeR equivalent to $-1,486.

d) Sensitivity Analysis (Stress Test): The most appropriate scenarios to calculate stress tests were established. The most acid scenario used is an increase of 200 basic points in the rates.

b. Control Tools

The Corporation has an on-line limit/quota module that allows controlling risk positions per portfolio, as well as the compliance with the maximum-authorized term policies. Additionally, the Middle Office produces daily reports of compliance with the limits explained in the previous numeral, and, on a monthly basis, compliance therewith is presented to the Board of Directors.

2. Liquidity Risk:

According to External Circular Letter 042 dated September 27, 2001, the tool used for the liquidity risk is the liquidity GAP. And, on a weekly basis, ALCO committee reviews the weekly flow to determine the liquidity profile of the Corporation in the current and subsequent weeks. During the period January to May 2005, *Corporación Financiera del Valle S.A.* did not show significant exposures to the liquidity risk according to External Circular Letter 042 issued by the Office of the Superintendent of Banking.

On the other hand, the Board of Directors approved other additional liquidity indicators for both long and short term. Amongst those short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the projected cash flow to 1, 7, and 30 days, and the fund-gathering rate differential versus the peer group. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first one, limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors determined limits for each of these indicators. They are reviewed on a daily basis by Top Management and are presented to the former body on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. As a function of these conditions, the Board of Directors defined the contingency plans that must be followed.

As of the May 31, 2005 closing, these indicators moved between the "normality" limits established. The MCO indicator (which defines the entity's liquidity status for a seven- (7) day term) whose minimum normal limit is $50,000 million of surplus, amounted to $290,393.

3. Credit Risk:

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector as well as in the financial sector. According to the result of the study conducted by the risk area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established for a one (1) year term to carry out transactions with such client.

3.1. Credit Limit Definition

For purposes of determining credit limits, the following methodologies are followed depending upon the sector of the issuer or counterparty.

a) *Real Sector*

For entities that belong to the real sector of the economy, a study is conducted to determine the risk to be assumed. It includes, inter alia, the following points:

- Stockholders and Administrators
- Strategic Assessment and Perspectives
- Financial Assessment of Historical Figures
- Analysis of Company Future Projections
- Companies Classification

Based upon this study, the approval process is provided in the respective instance.

b) *Financial Sector*

It includes credit entities, trust companies, stock brokers, pension and severance funds, government institutions, and insurance companies.

CAMEL methodology is used with the purpose of determining the risk of an issuer and/or counterparty, which uses the following factors for assessment:

C: Capital Adequacy
A: Asset Quality
M: Management
E: Earnings
L: Liquidity

Based upon this methodology, the respective instance approves the counterparty and/or issuer credit limit.

3.2. Risk Categories

Understanding that treasury transactions imply different risk levels according to their nature, the Board of Directors approved the following risk categories, from the largest to the lowest degree:

Category 1:

Short-term (less than one year) and long-term (greater than one year) credits.

Examples: Own funds receivables, foreign trade, rediscounts, inter-banking, securities, guarantees/collaterals, bank guarantees.

Category 2:

Credit exposure in derivative products, fixed-yield and foreign currency.
Examples: Foreign-currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the respective instance is defined according to the Future Potential Exposure defined in External Circular Letter 076 of 2000 issued by the Office of the Superintendent of Banking, which states the factors that are applied on the nominal value of the contract as a function of the term and the underlying asset.

Remaining Term	Fixed Yield	Exchange Rate
Up to three months	5.2%	10.6%
From 3 to 6 months	7.4%	15.0%
More than 6 months	10.8%	21.2%

Likewise, the utilization of the credit limit approved is calculated based upon the credit exposure of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the market value or Zero (0), whichever is greater.

Fixed-yield derivative shall mean that contract where the underlying asset is a market interest rate, or a fixed-yield security, regardless of the issuer or security type.

The above table will also be used for exchange rate derivatives, regardless of the foreign currency.

Category 3:

Spot risk (National t+2, International t+5)
Examples: Purchase-sale of securities, and free-delivery foreign currency.

Overnight risk.

DVP or Compensated Category:

Intraday market risk

3.3. Control Tools

The Corporation has an on-line credit limit module that allows controlling risk exposures per counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the credit-limit modules of the different transactional systems: MEC, Set-Fx, and SEN.

Due to the consolidation of risk controls, nowadays the treasury business is more stable, and there is lower risk of potential losses due to the market, credit, liquidity, and operating risks associated thereto.

CREDIT RISK

With the issuance of External Circular Letter 052 of 2004 it is clearly stated that the entities may adopt their own internal models or accept the reference models of the Superintendency of Banking.

It is further clearly stated that entities may only present internal models after the Superintendency of Banking adopts the respective reference models. This organization will initially adopt the reference model for commercial receivables on July 1, 2005. As from that date, all interested entities may present their internal models of such receivables for evaluation.

During 2004, and attending to Superintendency of Banking regulations, we continued with the process of tuning-up the model for calculating Expected Losses, that is contemplated in the SARC. Likewise, the databases were updated with the results of the Corporation's clients, which is the essential raw material for the operation of the model.

32. CORPORATE GOVERNANCE

Board of Directors and Top Management

The Corporation's Board of Directors and Top Management are aware and duly informed about the risks and responsibilities of this operation, as well as of the structure and the different processes that the Company has to carry out in its management.

Likewise, in the Board of Directors' meetings where the Corporation's President and Vice Presidents attend, all risk matters are discussed, policies and attributions are defined, and limits in treasury and credit areas are approved.

Policies and Function Segregation

The risk management policy was given by the Board of Directors and the President of the institution and covers all the management of company activities that have inherent risks. These policies are analyzed at the Board of Directors, Presidential Committee, and Financial Risk Committee.

The Vice President of Risks is responsible for analyzing and estimating the different risks and reporting to the President and the Risk Committee (ALCO).

Report to the Board of Directors

Prior a risk analysis at the Financial Risk Committee (ALCO), the monthly reports to be submitted to the Board of Directors by virtue of the different Company risks, are established.

Technological Infrastructure

According to the Corporation size, and taking into account the changes in portfolio and investment norms applicable since 2002, technological aids are being implemented to conduct adequate operation monitoring, thus generating reliable information for decision making. With these aids, the Corporation is capable of permanently following-up operations.

Methodology for Risk Measurement

Existing methodologies identify and measure different risk types and in that way they operate the methods directed to evaluate the treasury operation risk, for foreign currency operations, and the market risk method mentioned in Notes 2 and 32.

Organizational Structure

The risk control area was clearly defined in the Corporation's organizational chart. This area acts with total independence with respect to the commercial and operational areas and directly reports to the Corporation's President.

Operation Verification

The Corporation relies on security mechanisms that allow verifying, whenever applicable, the conditions agreed to and proving that the operations carried out are adequate.

Likewise, the book record of the operations is made in an agile and reliable fashion, given that they are verified to avoid errors, which may alter the entity's results.

Audit

The statutory audit and the internal audit are fully aware of the entity's operations and in their visits and verifications they have made recommendations, which have been followed by management.

Likewise, the operations carried out between related parties and related companies are verified, when applicable.

Human Resource

The people involved in the risk area are highly skilled, and prepared both academically and professionally.

33. ASSETS MATURITY AND LIABILITIES EXPIRATION

Taking into account the dynamics established in the management of assets and liabilities, below, we show the main accounts that affect the Corporation's GAP in a maturity corresponding to twelve (12) months:

Cash on Hand	32,310,640
Interbank funds	7,266,482
Negotiable investments	430,293,335
Non-negotiable investments	178,190,524
Commercial Credit Receivables	487,809,857
Accounts Receivable	13,918,405
Asset Acceptances	30,047,052
Other Assets	4,227,895
Contingent Debit	(5,187)
Total Asset Positions	**$1,184,059,003**
CDTs	617,791,740
Savings Deposits	27,732,764
Others	277,745
Interbank funds	303,576,878

Bank Credits	301,650,330
Accounts Payable	8,862,621
Outstanding Investment Securities	0
Other Liabilities	2,846,112
Accrued Liabilities and Provisions	6,510,545
Contingent Credit	0
Total Liability Positions	**$1,269,248,735**

Following, the Shareholders' General Assembly Meeting approved the financial statements and the statutory auditor's report for 55.213.880 common shares and 5.329.213 non-voting preferred dividend shares. The representative of Mr. Mario Scarpetta Gnecco, owning 653.586 common shares and Mrs Lilly Scarpetta Gnecco owning 646,984 common shares and 4,618 non voting preferred dividend shares abstain from voting, as they are Directors of Corporacion Financiera del Valle S.A., and abstain from approving with their own shares the Management accounts. No negative or blank votes were given.

Therefore, pursuant to the By-laws of the Corporation and the law, the proposal on the approval of the Financial Statements as of May 31, 2005, along with their notes and the Statutory Auditor's Opinion was approved by 60.543.093 Common Shares and Non-Voting Preferred Dividend Shares that were present at this Extraordinary General Assembly Meeting, accounting for 70.3790% of the subscribed and paid in capital.

5. ASSESSMENT AND APPROVAL OF THE MERGING AGREEMENT OF CORPORACION FINANCIERA DEL VALLE S.A. WITH CORPORACION FINANCIERA COLOMBIANA S.A., AND THE EXERCISE OF THE WAIVING RIGHT PURSUANT TO THE TERMS OF THE LAW.

Following, the President of the Assembly made an exposition of the Merging Agreement between Corporacion Financiera del Valle and Corporacion Financiera Colombiana S.A., included in the brochure submitted to the Shareholders for this meeting, which reads as follows:

"MERGING AGREEMENT BETWEEN CORPORACION FINANCIERA DEL VALLE S.A. AND CORPORACIÓN FINANCIERA COLOMBIANA S.A.

Between the following parties:

I. **ALEJANDRO ZACCOUR URDINOLA**, of age, domiciled and living in Cali, with Colombian citizenship card No. 16.746.976 issued Cali, acting as President and Legal Representative of **CORPORACIÓN FINANCIERA DEL VALLE S.A.**, which is supported with certificates of existence and legal representation issued by the Bank Superintendency and the Chamber of Commerce of Cali, hereto attached as **Annex 1**.

II. **PEDRO NEL OSPINA SANTA MARÍA,** of age, domiciled and living in Bogotá, with Colombian citizenship card number 71.578.104 issued in Medellín, acting as President and Legal Representative of **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, which is supported with certificates of existence and legal representation issued by the Bank Superintendency and the Chamber of Commerce of Bogota, hereto attached as **Annex 2**.

CORPORACIÓN FINANCIERA DEL VALLE S.A. and **CORPORACIÓN FINANCIERA COLOMBIANA S.A.,** are hereby making this merging agreement (the "Agreement"), pursuant to the authorizations directed by the respective Board of Directors of both

companies, as stated on minutes 1555 of **CORPORACIÓN FINANCIERA DEL VALLE S.A.** and 1312 of **CORPORACIÓN FINANCIERA COLOMBIANA S.A.**, both dated September 5th, 2005, an abstract of which is hereto attached as **Annex 3**, and is ruled by the following clauses:

CLAUSES

1. Name of the Merging Companies and Overview.

1.1. The Absorbing Company

This is CORPORACIÓN FINANCIERA DEL VALLE S.A., a loan institution established through public deed number 5710 dated November 27, 1961 of the Notary´s Office One of Cali, with headquarters in the city of Cali, and subject to the supervision and control of the Bank Superintendency of Colombia, hereinafter called the ABSORBING ENTITY.

Its shares are listed with Bolsa de Valores de Colombia S.A.

1.2. The Absorbed Corporation

This is CORPORACIÓN FINANCIERA COLOMBIANA S.A., a loan institution established through public deed number 8507 of December 18, 1959 of the Notary´s Office Five of Bogotá, with headquarters in Bogotá, and subject to the supervision and control of the Bank Superintendency of Colombia, and as issuer in the stock market, it is subject to the control of Superintendencia de Valores, hereinafter called the ABSORBED ENTITY.

Its shares are not listed with Bolsa de Valores de Colombia S.A.

2. Purpose of the merging and conditions.

The Colombian financial sector has undergone several dramatic structural changes in the last fifteen years. The loan channel has notoriously expanded and financial businesses have increased and become more complex. Before the economic internationalization, the loan channel of the economy was exclusively the traditional banking sector. Today´s growing and rapidly evolving capital markets and currency markets pose new challenges.

Currently, the loan channel is still one of the economy´s main resources; however, two new large markets have been created: the capital market and the currency market. This fact has led to a significant change in the financial sector structure and to the increasing importance of institutional investors and capital markets in obtaining loans for both the public and private sectors.

Therefore, in order to understand the dynamics and future trends of the financial sector, the main current markets have to be taken into account: (i) loans, (ii) capital markets, and (iii) currency market.

Within this environment, the ABSORBING ENTITY and the ABSORBED ENTITY have a platform and resources developed throughout several years in order to take advantage of the opportunities offered by this sort of market.

In this sense, an enlarged corporation with a significant share in the capital markets through its variable rent investments and its investment capacity and rotation in fixed rent investments, know-how and leadership in the Colombian currency market, a strong and prestigious investment banking, and money desks in the main cities of the country, count with key attributes to become an agent with great potential in our financial market.

This proposed strengthening is intended to take advantages of the synergies developed by both corporations, plus the scale benefits of a larger organization, which shall be reflected in better and more comprehensive customer service. With this move, in equity terms, the resulting entity shall rank among the top five financial entities in the country.

2.1. Main figures of the Integrated entity based on the May 2005 balances.

Based on the balances used by CITIGROUP GLOBAL MARKETS INC. in order to assess both corporations, the ABSORBING ENTITY shows the following figures:

- Equity of Col.Ps. 903.502 million, and shall largely meet the capital requirements and solvency margins established by the law.

- Assets shall sum up Col.Ps 4,3 billion, supported in the main productive assets which are the following in their order of importance: loan portfolio and equity portfolio, and treasury and financial trading. Its liabilities shall grow in accordance with the behavior of assets, up to Col.Ps 3.4 billion.

- The entity´s net portfolio shall have a balance of Col. Ps. 1.8 billion.

- Treasury and financial trading investments shall amount to Col.Ps. 0.9 billion in portfolio.

- The equity portfolio shall amount to Col.Ps. 1.3 billion, where the main investments contributed by both entities are:

(i) Companies of the ABSORBING ENTITY:

<u>Financial Affiliates</u>	**%**
Leasing del Valle S.A.	94.5%
Fiduciaria del Valle S.A.	94.5%
Banco Corfivalle Panamá	100.0%
Casa de Bolsa S.A.	94.5%
<u>Companies from the Productive Sector</u>	
Proyectos de Energía y Gas (Pesa S.A.)	94.5%
Inversiones de Energía y Gas S.A.	94.5%

Promotora de Energía y Gas	94.5%
Promigas	14.0%
Prodesal S.A.[1]	94.6%
Hoteles Estelar	84.3%
Lloreda S.A.	52.6%
Compañía Agropecuaria e Industrial Pajonales	94.5%
Proyectos de Infraestructura S.A. (pisa)	32.1%
Valora S.A.	94.9%
Colombina S.A.	7.6%
Concesionaria Tibitoc S.A.	33.3%
Gas Natural S.A.	1.9%

(ii) Companies of the ABSORBED ENTITY:

Companies form the Financial Sector	**%**
Leasing de Occidente S.A.	45.24%
Fiduciaria de Occidente	4.99%
Valores de Occidente S.A.	48.99%

Companies from the Productive Sector	**%**
Promigas	10.29%
Estudios Proyectos e Inversiones de los Andes S.A.	94.5%
Coviandes S.A.	0.25%
Colombiana de Licitaciones y Concesiones Ltda.	99.9%
Sociedad de Inversiones en Energía S.A. (SIE-Terpel)	10.31%
Tejidos Sintéticos de Colombia S.A.	94.99%
Pizano S.A.	20.86%
Mineros S.A.	6.98%
Huevos Oro Ltda.	99.9%

The variable rent income portfolio composition resulting from the merging of both Corporations which equals Col.Ps 1.3 billion, as of May 31, 2005, is the following:

1 This company is under a selling operation.


Alimentos
•Lloreda
•Colombina
•Huevos Oro
Financiero :
•Leasing de Occidente
•Leasing del Valle
•Fiduvalle
•Casa de Bolsa
•Banco Panamá
Infraestructur a:
•Promigas
•EEB
•Coviandes
•Pisa
•Tibitoc
Financiero
12%
Otras
1%
Alimentos
5%
Manofactura
2%
Minero
1%
Construcci ón
1%
Propiedad Ra íz
4%
Infraestructura
51%
Manufactura
•Tesicol
•Extrucol
Minero
•Mineros
Quimico
7%
Construcción
•Pizano
•Tablemac
Petroquimica :
•Terpel
Hotelero
7%
Prop. Raíz
•Valora
Agroindustria
7%
Petroquimica
2%
Agroindustria
•Pajonales
•Unipalma
Quimico
•Prodesal
Hotelero
•Hoteles Estelar
•Hotel Santamar

Final figures may differ as the ABSORBING ENTITY´s accounting shall reflect the accounting results as of the date of the merging public deed, after the approval announcement issued by the Bank Superintendency.

2.2 Legal conditions of the merging.

This Merging Agreement shall be subject to provisions of the Financial System Organic By-Laws and to any other provisions applicable hereto.

2.2.1 As a result of the above, the ABSORBING ENTITY, by way of the merging shall issue and exchange, under the terms hereinafter indicated, common shares not subject to the preferred voting right, in favor of the ABSORBED ENTITY´s shareholders who are listed on the shares recording book on the date of granting the public deed executing the merging.

2.2.2 The ABSORBING ENTITY shall increase its authorized capital, from Col.Ps. 1.000.000.000 to Col.Ps. 1.600.000.000, in order to allow the issuing of common

shares that are necessary to meet the exchange relationship of common shares from both the ABSORBING and the ABSORBED ENTITY.

2.2.3 The ABSORBED ENTITY becomes dissolved without liquidation and shall transfer to the ABSORBING ENTITY as universitas juris, all the assets, liabilities and equity under its possession upon granting the merging deed that formalizes this Agreement, pursuant to the terms of articles 60 of the Financial System Organic By-Laws, and articles 172 and 178 of the Commerce Code. The ABSORBING ENTITY shall accept the transfer of the assets ownership, and shall also fully accept the transferred liabilities, in order to integrate the whole package to its equity. This is an irrevocable process. Therefore, it shall be completed with the merging of both entities.

2.2.4 As a result of the merging through takeover, and upon its execution, the ABSORBING ENTITY shall acquire as universitas juris, all the assets and rights including copy rights, trade names, badges, patents, and in general, all the rights susceptible of protection, owned by the ABSORBED ENTITY, as well as the assets and rights whatsoever acquired by the latter until the completion of the merging.

2.2.5 The modification of the ownership title of the real estate and other assets of which the transfer is subject to a registration, and which are owned by the ABSORBED ENTITY upon the execution of the merging, all of which shall be part of the merging deed or additional public deeds in agreement with paragraph 4 of article 60 of the Financial System Organic By-Laws, shall be conveyed to the ABSORBING ENTITY, with the required recording at the competent Register Office.

2.2.6 The conveyance to the ABSORBING ENTITY of the ABSORBED ENTITY´s real estate shall occur with the physical surrender in bloc, accompanied with the transfer notes or endorsements, as applicable, and based on the registers, inventories, balances and books of the ABSORBED ENTITY.

2.3 Business name and head office modification

As of the execution of the merging, and since the ABSORBED ENTITY´s business name has a national scope, the ABSORBING ENTITY shall become CORPORACIÓN FINANCIERA COLOMBIANA S.A. and can use the short names of CORFICOLOMBIANA S.A. or CORFICOL S.A., and its head office shall be located in the city of Bogotá D.C.

2.4 Aspects related to competition freedom.

The merging shall not imply, either directly or indirectly any limitation whatsoever to free commercial competition, and shall not give rise to unequal conditions in providing the services inherent to the entities involved in this process.

The ABSORBING ENTITY shall continue competing in the national market, along with the other entities of the same kind existing in the country under the currently operating conditions. As a result of this merging through takeover, the free trading regime shall not be violated.

2.5 By-Laws for the company resulting from the Merging Process

The ABSORBING ENTITY´s by-laws shall be prevailing, with the applicable modifications determined at the Shareholders General Assembly Meeting.

2.6 Announcement of Agreement Approval

Taking into account that the ABSORBING ENTITY shall meet the capital requirements, the appropriate equity indexes and the solvency regulations in force, upon completion of the merging, the public announcement publication related on article 174 of the Commerce Code shall not apply. The above is in agreement with provisions of article 59 of the Financial System Organic By-Laws.

2.7 Shareholders of the Absorbed Entity

Upon completing the merging by granting the related public deed, the shareholders of the ABSORBED ENTITY shall become shareholders of the ABSORBING ENTITY pursuant to the exchange relationship determined in compliance with the Independent Technical Study carried out by CITIGROUP GLOBAL MARKETS INC., which is hereto attached as **Annex No. 4**.

2.8 Independent Technical Study

Pursuant to article 62 of the Financial System Organic By-Laws, the exchanging of shares resulting from the merging, is based on the values of the Independent Technical Study, carried out on each one of the entities, under the terms of paragraphs 2, 3 and 4 of the mentioned article, prepared by CITIGROUP GLOBAL MARKETS INC., a New York firm of experts, whose capacity and independence has been previously qualified, and in this case by the Bank Superintendency of Colombia, through Communication Letter No. 2005022337-10 dated June 16, 2005. The mentioned communication is hereto attached as **Annex No. 5**.

The assessment, estimations and explanation of the assessment method used, is shown in the Independent Technical Study, which is an integral part hereof.

3. Assessment Method to make the Merging and the Exchange relationship

3.1. Assessment Methods

Under the terms of letter b), paragraph 2 of article 56 of the Financial System Organic By-laws, the assessment was based on the financial statements of the interim period of both corporations, as of May 31, 2005, with the required statutory auditor´s opinion. The share values of both the ABSORBING ENTITY and the ABSORBED ENTITY were established, in agreement with the following assessment methodology:

In evaluating the assessment independent study carried out by CITIGROUP GLOBAL MARKETS INC. both companies were analyzed at their current state, without dramatic changes in their strategic management. The assessment date of both companies was May 31, 2005.

Both the ABSORBING ENTITY and the ABSORBED ENTITY have the following main business units:

1. Variable rent investment portfolio consisting on a set of investments in more than 45 companies, some listed with the stock exchange some not.

2. Banking Business:

    a. Investment Banking consisting mainly on:
        i. Treasury activities including public debt (TES), currency and derivative trading;
        ii. Origination and distribution of securities and syndicated loans and;
        iii. Corporate finance consulting.
    b. Commercial Banking, consisting mainly on medium company loans.

The assessment was obtained by adding up the value assigned by CITIGROUP GLOBAL MARKETS INC. to each business unit.

3.1.1. Investment Portfolio Assessment Methodology

The Investment Portfolio was assessed by examining each of its comprising companies. In order to assess such companies, different methods were used including Discounted Dividend Models (DDM), Discounted Cash Flows (DCF), Benchmarking, appraisals, stock capitalization and book value. Upon calculating the Investment Portfolio value, taxes were taken into account (based on the difference between the market value and the book value). Also the debt that supports the Investment Portfolio and its related operative costs, were substracted to obtain its share net market value.

3.1.2. Banking Business Assessment Methodology

A Discounted Dividend Method (DDM) Model was made in order to assess the Banking Business This assessment technique is largely used to assess financial institutions and takes into account that these are supervised entities, and therefore are required to meet minimum capital requirements before paying dividends. Under a DDM, both the General Balance and the Profit and Loss Statement are projected over a relatively long period of time of 10 years.

3.2. Calculating the Exchange Relationship

The exchange value determination is based on the Independent Technical Study prepared by CITIGROUP GLOBAL MARKETS INC. and submitted to the Board of Directors of both the ABSORBING ENTITY and the ABSORBED ENTITY, pursuant to the financial statements of both entities, as of May 31, 2005.

Based on such Study, the equity share of each one of the entities is the following:

	Share %	No. of Shares
CORFIVALLE	58.8%	86.024.347
CORFICOLOMBIANA	41.2%	1.115.661.286

The ABSORBING ENTITY shall substitute the shares of the ABSORBED ENTITY, with shares of the ABSORBING ENTITY, with a par value of Col.Ps. 10.

The shares of the ABSORBING ENTITY shall be surrendered to the shareholders of the ABSORBED ENTITY, pursuant to the following:

	Acciones Iniciales	Acciones Entregadas	Acciones Recibidas	Acciones Finales	% Propiedad	Relación de Intercambio [b]
Corficolombiana	1,115,661,286	1,115,661,286	60,275,563	60,275,563	41.2%	0.0540
Corfivalle	86,024,347			86,024,347	58.8	
Total				146,299,910		

(b) número de acciones comunes de Corfivalle a recibir por cada acción de Corficolombiana

Pursuant to the financial statements as of May 31, 2005, the equity of both entities is the following:

	Equity Cop. MM
CORFIVALLE	$534.323
CORFICOLOMBIANA	$369.179

From the above, the Intrinsic Value per share of the ABSORBING COMPANY is the following:

Intrinsic value = 903.502.000.000 / 146.299.910 = **$6.175,68**

This means that each share of the ABSORBED ENTITY is equivalent to 0.0540 shares of the ABSORBING ENTITY; therefore the exchange relationship for the shares of the ABSORBING ENTITY is the following:

EXCHANGE RELATIONSHIP

1 share of the ABSORBED ENTITY **=** 0.0540 shares of the ABSORBING ENTITY

3.2.1 Exchanging of Shares

3.2.1.1 The ABSORBING ENTITY shall release without taking into account the preferred right, the number of shares necessary to meet the merging through exchanging of shares, with no requirement of any issuance regulation, public offering, or approval from the Bank Superintendency, under the terms of article 60 paragraph 5 of the Financial System Organic By-Laws. Such shares shall be placed on an exclusive basis among the shareholders of the ABSORBED ENTITY duly registered on its books on the date of the public deed executing the Merging.

In order to exchange the securities that are with DECEVAL, the procedure established in the regulation of this institution shall be applied.

3.2.1.2 If when making the exchange, a fraction of share of the ABSORBING ENTITY is in favor of the shareholders of the ABSORBED ENTITY, the latter shall have the right to trade among themselves the fraction of share in order to complete a whole number of shares of the ABSORBING ENTITY, until the recording date of the public deed formalizing the merging, under the terms of paragraph 5, article 60 of the Financial System Organic By-Laws. The value of the remaining fractions, shall be paid in cash, as indicated on paragraph 3.2.3.

3.2.1.3 For any recorded shareholder who did not exercise the trading option referred to on the above paragraph, and with previous surrendering of the relevant original shares of the ABSORBED ENTITY, the ABSORBING ENTITY shall have available to such holders at its headquarters at Carrera 13 No. 26 - 45 Piso 8 in the city of Bogotá D.C., Republic of Colombia, the cash value of the fraction of shares that did not make up the equivalent of one share of the ABSORBING ENTITY, in agreement with the Independent Technical Study prepared by CITIGROUP GLOBAL MARKETS INC. applying the following formula:

SV x FS = VR

Where: SV= value of the share of the ABSORBING ENTITY as of May 31, 2005.
FS= Fraction of share of the ABSORBED ENTITY resulting from the exchanging.

VL= Value to be received by the shareholders of the ABSORBED ENTITY for the value of the unit fraction of the ABSORBING ENTITY .

In other words, the ABSORBING ENTITY shall put at the disposal of the respective shareholder the value of the share or fraction of share of the ABSORBED ENTITY that is insufficient to buy one share of the ABSORBING ENTITY (VL) at the headquarters referred to on above paragraph 3.2.1.4. As of this provision, the price shall be considered as paid, and therefore, the shares of the ABSORBED ENTITY can be cancelled.

By no means the amounts at the disposal of the shareholders of the ABSORBED ENTITY shall bear any interest or price readjustment in favor of such shareholders.

3.2.1.4. The shareholders of the ABSORBED ENTITY may request the exchanging of shares as of the working day following the date of the public deed execution. For this purpose, such shareholders shall surrender physically to the ABSORBING ENTITY, the original shares of the ABSORBED ENTITY, without prejudice of being authorized as of the date of the merging execution public deed, to cancel all the shares of the ABSORBED ENTITY on the ABSORBED ENTITY´s books. With previous verification of the relevant registers, the ABSORBING ENTITY shall deliver the shares as of the first working day after the ABSORBED ENTITY´s shares are received. In order to exchange their shares, the ABSORBED ENTITY´s shareholders shall go to Carrera 13 No. 26 - 45 Piso 8 in the city of Bogotá D.C., Republic of Colombia.

3.2.1.5. The common shares of the ABSORBING ENTITY to be received by the ABSORBED ENTITY´s shareholders, shall give the right to a dividend equal to the one received by the ABSORBING ENTITY´s outstanding common shares, by way of distribution of profits to be applicable for the 2005 fiscal year payable under the same terms.

4. Financial statements to establish the merging conditions

4.1. In the financial statements of the ABSORBING ENTITY the entry of the merging shall be made in agreement with the instruction issued by the Bank Superintendency of Colombia for such purpose.

4.2. **Annex 6** includes the financial statements of both the ABSORBING and the ABSORBED ENTITY as of May 31, 2005, duly certified, with the statutory auditor´s opinion and accompanied with the respective notes, that include a detailed listing and assessment of their assets and liabilities and the data and figures taken from the accounting books of both entities and from the independent technical study that states the assessment of the entities, the methodology used and the related exchange relationship, for a better understanding of the merging terms.

5. Waiving Right

The waiving right, if applicable, with respect to the shareholders of the ABSORBING ENTITY and the ABSORBED ENTITY, as a result of the merging, shall be exercised in agreement with the Financial System Organic By-Laws.

6. Governmental Authorizations

6.1. Bank Superintendency of Colombia

Upon approval of this merging agreement by the Shareholders General Assembly Meetings of both entities, the Bank Superintendency shall be advised under the terms provided on article 56 of the Financial System Organic By-Laws.

6.2. Superintendencia de Valores (Colombian Stock Exchange Comisión).

Pursuant to the first paragraph of article 1.2.4.41 of Resolution 400, 1995, issued by the General Assembly of Superintendencia de Valores, in the case of the merging of entities subject to the supervision of the Bank Superintendency and as long as there is no objection from such entity, the general rule provided in such article is not applicable, which states that issuers of bonds may not, while the issuance is in force, become merged, among others, unless authorized by the General Assembly of Security Holders, or are offered some of the options provided in such regulation.

Likewise, External Circular Letter number 12, 1998 from Superintendencia de Valores, established that no authorization is required from Superintendencia de Valores in case of merging of entities supervised by the Bank Superintendency.

In spite of the above, and considering that both entities are issuers of stocks traded at the Stock Market, they are subject to the control of Superintendencia de Valores, this entity has been advised about the progress of the process and after obtaining the approvals of this agreement, its hall be sent the minutes of the assembly and other relevant documents.

From the above, this agreement has been obtained and shall be subject to all the

permissions and approvals required by the legislation.

7. Effective date of the merging.

The merging public deed stated on article 60 of the Financial System Organic By-Laws, shall be granted before a notary in the city of Bogota, with previous obtaining of permissions and approval required by the law and the by-laws. For all legal effects and in agreement with provisions of article 60 of the Financial System Organic By-Laws, articles 172 and 178 of the Commerce Code, the merging date shall be the date when

the public deed of the execution of the merging is granted. Therefore, since that date, the ABSORBED ENTITY becomes dissolved without liquidation.

Upon executing the merging by granting of the public deed its recording with the Mercantile Register shall proceed.

In order to modify the ownership of the real estate and other rights subject to register and recording, that belong to the ABSORBED ENTITY, they can be enumerated and listed on the merging deed or on an additional deed or explanatory document, recording on the folios the number of the real estate register number or identifying the register of the respective asset or right. This way the Public Instrument Registration Bureau or any other relevant entity can make the necessary recordings upon submitting a copy of the merging deed or additional deed, as indicated on paragraph 4, article 60 of the Financial System Organic By-Laws.

The real estate shall be surrendered, if necessary, based on the registers, inventories, balances and books of the ABSORBED ENTITY.

8. Authorizations

8.1. Activity of the Companies and Value Adjustment

The legal representatives of the ABSORBING ENTITY and the ABSORBED ENTITY are empowered to make the operations required by the activity of the companies until the execution date of the merging and to make the necessary adjustments on the equities, in agreement with the variations that may occur between May 31, 2005 and the execution date of the merging under the terms provided in this Merging Agreement.

8.2. Acts intended to completed the Merging

The Shareholders General Assembly of the ABSORBING ENTITY and the ABSORBED ENTITY shall authorize their legal representatives to make all the necessary acts to complete the merging operation and carry out all the required proceedings and fully empower them to execute the merging, its recording, issuance of shares and other necessary acts.

9. Documents that are part of this Agreement.

The following Annexes are an integral part of this Agreement:

(1) Certificates of existence and legal representation of Corporación Financiera del Valle S.A. issued by the Bank Superintendency of Colombian and the Chamber of Commerce of Cali (Annex No. 1)

(2) Certificates of existence and legal representation of Corporación Financiera Colombiana S.A. issued by the Bank Superintendency of Colombia and the Chamber of Commerce of Bogota . (Annex No.2)

(3) Abstracts of minutes No. 1555 and 1312 of the Board of Directors of both the ABSORBING ENTITY and the ABSORBED ENTITY, respectively as of September 5th, 2005. (Annex No.3)

(4) Copy of the Independent Technical Study prepared by CITIGROUP GLOBAL MARKETS INC. (Annex No.4)

(5) Copy of Communication Letter No. 2005022337-10 dated June 16, 2005 of the Bank Superintendency of Colombia. (Annex No.5)

(6) Financial Statements of CORFIVALLE y CORFICOLOMBIANA as of May 31, 2005, duly certified and accompanied withe statutory auditor´s opinion. (Annex No.6)

10. Right of Inspection and Information to the shareholders of the ABSORBING ENTITY and the ABSORBED ENTITY.

Pursuant to the legal and statutory provisions related to the Inspection and Information Right, the management of the ABSORBING ENTITY and the ABSORBED ENTITY, shall have available to the shareholders at their respective head offices, the Merging Agreement Project, the Independent Technical Study and other annexes, for a period of fifteen (15) working days previous to the respective dates of the Shareholders General Assembly Meetings, so that the shareholders are duly informed about the merging process.

In witness whereof, this Merging Agreement Project is signed on September 5th, 2005, by the presidents of both companies.

(Signed)
Alejandro Zaccour Urdinola
President (CEO)
Corporación Financiera
del Valle S.A..

(Signed)
Pedro Nel Ospina Santa María
President (CEO)
Corporación Financiera
Colombiana S.A."

EXERCISING OF THE WAIVING RIGHT UNDER THE TERMS OF THE LAW.

After the previous exposition and reading of the terms of the Merging Agreement between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombia S.A., the

President explained that the Financial System Organic By-Laws govern the waiving right established for the entities supervised by the Bank Superintendency of Colombia.

Pursuant to article 62 of such By-laws, the exchange relationship resulting from the Independent Technical Study prepared by a professional firm whose capability and independence has been previously rated by the Bank Superintendency shall be compulsory, except when deciding to use another exchange relationship with a majority exceeding eighty five percent (85%) of the subscribed shares of each one of the involved entities.

In this case, the shareholders who don´t agree on the new relationship may apply their waiving right.

Pursuant to provisions of the Financial System Organic By-Laws, the exchange relationship established on the Merging Agreement submitted to approval at this meeting, agrees with the terms proposed by the Independent Technical Study prepared by CITIGROUP GLOBAL MARKETS INC., a professional firm, hired by both Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. and whose capability and independence was previously certified by the Bank Superintendency, through Official Letter No. 2005022337-10 dated June 16, 2005.

Therefore, in this merging operation between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. the waiving right shall not be exercised, except when the Shareholders´ Assembly Meetings of both entities decide to use an exchange relationship different than the one established on the study prepared by CITIGROUP GLOBAL MARKETS, INC. and such resolution shall also require the approving vote of a majority exceeding eighty five percent (85%) of the subscribed shares, in each one of the entities involved in the operation.

In this case, the waiving right shall be subject to provisions of the Financial System Organic By-Laws.

Upon finishing the exposition, the President of the Assembly asked the shareholders if they had any doubts on the Merging Agreement and the waiving right.

With regard to Mr. Nesto Duque´s question on the application of the preferred right in the issuance of shares stated on the merging agreement, the President responded that in this particular case, the preferred right does not apply, because the issuance of shares is not addressed to the public or the market, but specifically to the shareholders of Corporacion Financiera Colombiana S.A., in order for the share exchange to become effective.

On the other hand, Mr. Jorge Alberto Valencia, asked the reasons for changing the name and the registered office, considering that at this moment Corporacion Financiera del Valle is larger than Corporacion Financiera Colombiana and also it has been properly managed and is renown in the region.

The President then answered that important decisions were taken to adopt these resolutions. It was determined that Corporacion Financiera Colombiana provided a national scope for the entity in the long term. Likewise, the trade names and added value would be maintained given the importance and good standing.

Additionally, the President announced that the changing of registered office shall not affect the operation flow of the Corporation´s business units, nor the presence of the Corporation in the region. In the particular case of money desks and treasury operations, the main office would remain in Cali. Also, he said that the financial affiliates will continue operating at their current seats.

On the other hand, the attendants asked what was the resulting share percentage of Grupo Aval in the merged entity. On this respect, the President responded that Grupo Aval´s share after the merging would exceed 55%.

With respect to the question of another shareholder on the possibility of varying the exchange relationship defined by the independent technical study and established on the merging agreement, as a result of the conclusions and evolution of both entities in the last few months, the President said that the exchange relationship shall not be subject to any modification and is the same previously known by the shareholders. Finally, another shareholder requested to explicitly write down the approval of the referred exchange relationship besides the approval of the merging agreement.

The President advised that the firm McKinsey has been hired to advise and coordinate both corporations in defining the best internal structure.

Upon completing the questions of the shareholder and the responses and expositions of the President, the latter proposed a voting for the whole Merging Agreement between Corporación Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. and the exchange relationship, except the items related to the name of the absorbing entity and its registered office.

Following, the voting proceeded for the Merging of Agreement between Corporacion Financiera del Valle S.A. and Corporación Financiera S.A. and the exchange relationship, except the two mentioned items. Therefore, the Shareholders´ General Assembly Meeting unanimously approved 56.514.450 common shares and 5.333.831 non-voting preferred dividend shares present at the meeting, the Merging Agreement between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. and the exchange relationship.

No negative or blank votes were given.

Consequently, and pursuant to the By-Laws of the Corporation and the regulations, the proposal about approving the Merging Agreement between Corporacion Financiera del Valle S.A. and Corporacion Financiera COlombiana S.A. and the exchange relationship were approved by 61.848.281 Common Shares and Non-Voting Preferred Dividend Shares present at this Extraordinary General Assembly Meeting, accounting for 71.8962% of the subscribed and paid in capital.

Next the voting proceeded for the items related to the name of the absorbing corporation and its registered office. This way, the General Assembly Meeting approved with 55.980.946 common shares and 5.333.540 non-voting preferred dividend shares, the proposed name for the absorbing corporation and its registered office, stated on the Merging Agreement. A negative vote was given by 533.504 common shares and 291 non-voting preferred dividend shares, represented by the following shareholders: Tiberio Adolfo Balcazar, Ashe y Cia S.A. Oscar Botero Duque, Corex S.A. CVC, Nestor Duque Salazar, Jorge Alberto Valencia Garcia, and Amparo Garrido Aristizabal.

No blank votes were given.

Consequently, and pursuant to the By-Laws of the Corporation and the law, the Shareholders´ General Assembly approved the proposal about the items of the merging agreement related to the name of the absorbing corporation and its registered office, with 61.314.486 Common Shares and Non-Voting Preferred Dividend shares present at this meeting of the Extraordinary General Assembly Meeting of Shareholders, accounting for 71.2757% of the subscribed and paid capital.

6. BY-LAW MODIFICATIONS: AUTHORIZED CAPITAL INCREASE AND OTHER MODIFICATIONS

The President advised that in order to carry out the merging, an issuance of shares is required in order to meet such exchange. For this reason, article 6 of the By-Laws has to be modified in order to increase the Corporation´s authorized capital from Col.Ps 1.000.000.000 to Col.Ps 1.600.000.000, as well as article 1, related to changing the name and the registered office.

Consequently, the President proceeded to put to the consideration of the Shareholders Assembly, under the terms of article 67 Law 222, 1995, the reasons of this by-laws modification consisting on a capital increase:

1. Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. hired an independent assessing firm CITIGLOBAL MARKETS INC. to prepare an Independent Technical Study under the terms of article 62 of the Financial System Organic Bylaws, in order to carry out a proposed integration process of both entities.

2. Pursuant to the previously introduced Merging Agreement, Corporacion Financiera del Valle S.A. shall absorb Corporacion Financiera Colombiana S.A., through a merging agreement by absorption.

3. Consequently, upon completing the merging, with the granting of the respective public deed, the shareholders of Corporacion Financiera Colombiana S.A. shall become shareholders of Corporacion Financiera del Valle S.A. pursuant to the exchange relationship stated on the Independent Technical Study carried out by CITGLOBAL MARKETS INC.

4. Under the Independent Technical Study prepared by CITIGLOBAL MARKETS INC and the report provided by such firm on September 27, 2005, which was also submitted as eventual information to Superintendencia de Valores on the same date, the exchange relationship is the following:

1 share of Corporacion Financiera Colombiana S.A. = 0.540267585 shares of Corporacion Financiera del Valle S.A.

From the above, the exchange relationship is maintained and allows to surrender 60.275.563 common shares to the shareholders of Corporacion Financiera Colombiana S.A.

5. Pursuant to the mentioned study, for the purpose of Corporacion Financiera del Valle S.A. absorbing Corporacion Financiera Colombiana through the merging operation, a share exchanging is required, pursuant to the following:

	Initial Shares	Surrendered Shares	Received Shares	Final Shares	Ownership %	Exchange Relationship (b)
Corficolombiana	1.115.661.286	1.115.661.286	60.275.563	60.275.563	41.2%	0.0540
Corfivalle				86.024.347	58.8	
Total				146.299.910		

(b) number of Corfivalle shares to be received per each share of Corficolombiana

6. Considering that Corporacion Financiera del Valle S.A. after approving the merging shall have a subscribed and paid in capital represented in 146.299.910 shares, and as it currently has an authorized capital of Col.Ps 1.000.000.000, represented in 100.000.000 shares with a par value of ten Colombian pesos (Col.Ps 10) each, and a subscribed and paid in capital of Col.Ps 860.243.4170 represented in 86.024.347 shares, a capital increase is required, in order to issue 60.275.563 common shares in favor of the Shareholders of Corporacion Financiera Colombiana S.A.

7. Upon considering the exposition, the Shareholders General Assembly shall propose a Col.Ps 600.000.000 authorized capital increase, with a par value of ten Colombian pesos (Col.Ps 10) each, resulting in a total capital of Col.Ps 1.600.000.000, represented in 160.000.000 shares.

This way, the President put to the consideration of the shareholders the modification of article 6 of the By-Laws in order to make an authorized capital increase pursuant to the described proportions and the above reasons. The proposed text is the following:

" ARTICLE 6. CAPITAL. *The authorized capital of Corporacion Financiera del Valle S.A. is one thousand six hundred million Colombian pesos (Col.Ps 1.600.000.000.oo), divided into one hundred sixty million (160.000.000) shares with a par value of ten Colombian pesos (Col.Ps 10.oo) each. PARAGRAPH. The authorized capital shall be divided into Common Shares and Non-Voting Preferred Dividend Shares."*

Also, the President advised about the need to issue 60.275.563 common shares in favor of the shareholders of Corporacion Financiera Colombiana S.A. without requiring issuance regulation, public offering, or approval by the Bank Superintendency, under the terms of Article 60, number 5, Financial System Organic By-Laws.

After the pertinent explanations by the President about the no application of the preferred vote and a regulation on issuance and placement of shares, the voting proceeded to modify article 6 of the By-Laws and the issuance of 60.275.563 common shares in favor of the shareholders of Corporacion Financiera Colombiana S.A. under the referred terms.

Consequently, the Shareholders General Assembly Meeting unanimously approved 56.514.450 common shares and 5.333.831 non-voting preferred dividend shares present at the meeting, modification of article 6 of the By-Laws, as well as the issuance of 60.275.563 common shares in favor of the Shareholders of Corporacion Financiera Colombiana S.A.

Therefore, pursuant to the Corporation´s By-Laws and the Law, the proposal to modify article 6 and the issuance of 60.275.563 common shares in favor of the Shareholders of Corporacion Financiera Colombiana S.A. was unanimously approved with the 61.848.281 Common Shares and Non-Voting Preferred Dividend Shares present at this Extraordinary General Assembly Meeting, accounting for 71.8962% of the subscribed and paid in capital.

With respect to the modification of the name and the registered office, the President submitted to the consideration of the Shareholders Assembly the following modifying text of Article 1, which would read as follows:

"Article 1: CORPORACION FINANCIERA COLOMBIANA S.A. being able to use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A. whose registered office is in the city of Bogota D.C., is a loan and investment institution whose main purpose is to obtain term deposits in order to make active loan operations and investments, in order to encourage or promote the creation, reorganization, merging, transformation and expansion of companies, in the sectors that establish the regulations governing its activity, and organized pursuant to the regulations provided by Law 45, 1923, Decree 2041, 1987, the Financial System Organic By-Laws (Decree 663, 1993) and other modifying, repealing and substituting regulations. The registered office can be changed as disposed by the Shareholders General Assembly Meeting and branch offices or agencies may be established throughout the national territory or abroad as disposed by the Board of Directors."

Following the President´s exposition, modification of article 1 of the by-laws was submitted to voting. Consequently, the Shareholders General Assembly unanimously approved 56.514.450 common shares and 5.333.831 non-voting preferred dividend shares present at the meeting, modification of article 1 of the by-laws.

Consequently, pursuant to the By-Laws of the Corporation and the Law, the proposal for modifying article 1 of the by-laws was approved by 61.848.281 Common Shares and Non-Voting Preferred Dividend shares present at this Extraordinary General Meeting of Shareholders, accounting for 71.8962% of the subscribed and paid in capital.

7. ELECTION OF THE BOARD OF DIRECTORS

The President reminded that the Shareholders Assembly Meeting held last March 11 determined that the replacement of Mr. Jorge Herrera Barona as Principal Member of the Board of Directors would be appointed in the next meeting for the remaining 2004-2006 period. Mr. Alejandro Figueroa Jaramillo was proposed as his substitute member at the board.

Mr. Jorge Alberto Valencia, stated the position that in case of electing members for the board of directors, as these are collegiate bodies, such appointment shall be done integrally and not fractioned by members, except when the partial election is made with the unanimous present votes.

After some expositions about the question asked by the shareholder, the President proposed to remove this item and omit any decision about the same, which was accepted by the Assembly.

8. AUTHORIZATION FOR THE LEGAL REPRESENTATIVE TO MAKE ALL THE ACTS AND OBTAIN THE NECESSARY AUTHORIZATIONS TO COMPLETE THE MERGING AND MAKE ALL THE REQUIRED PROCEEDINGS, WITH FULL POWERS, IN ORDER TO EXECUTE AND REGISTER THE MERGING, ISSUE SHARES AND OTHER REQUIRED ACTS.

Finally, and completing the last item of the order of the day approved for this meeting, the Shareholders General Assembly unanimously authorized, with the 56.514.450 common shares and 5.333.831 non-voting preferred dividend shares present at this meeting, the President to make all the acts and obtain the necessary authorizations to complete the merging and make all the required proceedings, with full powers, in order to execute and register the merging, issue shares and other required acts.

Finally, upon completing the order of the day and as there was no other subject to be treated at the Extraordinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Shareholders, the meeting was adjourned at 5:40 p.m.

(Fdo.)
ALEJANDRO ZACCOUR URDINOLA
President

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretary

Report of the Commission appointed to approve this minute.

"Cali, September 28, 2005

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 060 of the Extraordinary General Assembly Meeting of the Corporation, held on September 28, 2005 as delegates for such purpose.

Sincerely,

(Fdo.)	(Fdo.)
BEATRIZ HERRERA MERA	**GILBERTO CASTRO MONJE"**

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 016

In the city of Santiago de Cali, Colombia, on September 28, 2005, at 10: 30 p.m.., an Extraordinary General Assembly Meeting of Non-Voting Preferred Stockholder meeting of Corporacion Financiera del Valle S.A. were held, with previous convoking, pursuant to Article 31 of the By-Laws, through an announcement published on El Pais and La Republica newspapers, issues number 19.916 and 17.279, respectively, on September 6, 2005.

The text of the published announcement was the following:

"The President of
CORPORACION FINANCIERA DEL VALLE S.A.
Is hereby calling together the Non-Voting Preferred Dividend Stockholders to the Extraordinary General Assembly Meeting

To be held on September 28, 2005, at 10 a.m. at the Gran salon of Intercontinental Hotel in Cali, located at Avenida Colombia No. 2-72 in Cali, Colombia.

The following order of the day shall be put to the consideration of the non-voting preferred dividend stockholders:

1. Reading of the order of the day
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Extraordinary general assembly meeting of common shareholders and non-voting preferred dividend share holders: Attendance and voting right.

Any non-voting preferred dividend stockholders who may not personally attend the Meeting, may appoint proxies to represent them with previous written communication sent to the Corporation´s President, indicating proxy´s name, the person to whom he may substitute his power, and the type of shares represented, as well as the certificate of existence and legal representation, in case of companies.

The documents required by the Law are available to the Shareholders ant the Corporation's Secretarys'office, located at Calle 10 No. 4-47 piso 29, in Cali, Colombia.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, September 6th, 2005"

On the same day September 6, 2005, the following communication was also addressed to each one of the Non-Voting Preferred Dividend shareholders, to their registered address:

"Cali, September 6, 2005

Mr
<Name>
<Address>
<City>

I am hereby informing that the Presidency of the Corporation has called a an Extraordinary General Meeting of Non-Voting Preferred Dividend Shareholders to be held on September 28th, at 10:00 p.m. at Gran Salon of Intercontinental Hotel, located at Avenida Colombia No. 2-72, piso 9 in the city of Cali, Colombia

The order of the day of such meeting is the following:

1. Reading of the order of the day
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Extraordinary general assembly meeting of common shareholders and non-voting preferred dividend share holders: Attendance and voting right.

Extraordinary General Meeting of Non-Voting Preferred Dividend Shareholders and a Meeting of Common Shareholders to be held on September 28th, at 3:00 p.m. at Gran Salon of Intercontinental Hotel, located at Avenida Colombia No. 2-72, piso 9 in the city of Cali, Colombia.

The order of the day of such meeting is the following:

1. Reading of the Order of the Day.
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Analysis and approval of the May 31, 2005 financial statements along with its notes and Statutory Auditor´s opinion.
5. Analysis and approval of the Merging Commitment Project between Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and exercising of the right of removal pursuant to the terms of the law.
6. By laws modification: authorized capital increase and other modifications.
7. Election of Board of Directors.
8. Authorization by the Legal Representative to make all the necessary acts and obtain the licenses to carry out the merging, and make all the required proceedings, with full powers, in order to formalize, register and issue the respective shares and make all the required actions.

Any shareholder who may not attend the Assembly is kindly requested to designate proxies representing them through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented, and an updated Certificate of Existence and Legal Representation of the grantor, pursuant to Article 24 of the by-laws.

Please find attached a power form used to appoint a representative to the Assembly.

Sincerely,

(Fdo.)
OSCAR CAMPO SAAVEDRA
General Secretary"

Within fifteen (15) working days prior to the Extraordinary General Assembly Meeting of Shareholders, the documents required by the law were available to the shareholders at the office of the Corporation´s Secretary; and some of them exercised their inspection right.

Also, the calling announcement was sent to the Bank Superintendency, Superintendencia de Valores, Bolsa de Valors and Deposito Centralizado de Valores S.A. – DECEVAL, to the Custody and Depositary of ADR and GDR, and to the public stock market accompanied with eventual information.

QUORUM VERIFICATION

The Secretary advised that 5.333.831 Non-Voting Preferred Dividend Shares of the 9.298.994 shares in which the Corporation's equity is divided into this type of shares were present and duly represented, accounting for 57.9491%, as follows:

Non-Voting Preferred Dividend Shares

Shareholder	No. of Shares	Proxy	Acting As
Acciones y Proyectos S.A.	100	Manuel José Muñoz	Rep. Legal
Ayerbe Muñoz Felipe	1.409	Rodrigo Ayerbe Muñoz	Apoderado
Ayerbe Muñoz Rodrigo Vicente	1.409	Rodrigo Ayerbe Muñoz	Nombre propio
Colombiana de Licitaciones y Concesiones	3.031.625	Gilberto Castro Monje	Apoderado
Duque Salazar Néstor	14	Néstor Duque Salazar	Nombre propio
Fondo de Cesantías Porvenir	198.395	Gustavo Adolfo Molina	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.460.516	Gustavo Adolfo Molina	Apoderado
Fondo de Pensiones Voluntarias Porvenir	593.290	Gustavo Adolfo Molina	Apoderado
Londoño Gálvis Alfredo	19.202	Alfredo Londoño Gálvis	Nombre propio
Mejía Alvarez Bernarda	546	Miguel Angel Mejía	Apoderado
Muñoz Ayerbe Laura Maria	8.459	Rodrigo Ayerbe Muñoz	Apoderado
Pérez Ruiz Lucía	436	Lucía Pérez Ruíz	Nombre propio
Quintero Correa Yesid Antonio	28.072	Yesid Antonio Quintero	Nombre propio

Shareholder	No. of Shares	Proxy	Acting As
Tafur Zapata Otoniel	22.750	Otoniel Tafur Zapata	Nombre propio
Vallejo Garcés Angela María	22.460	Angela María Vallejo	Nombre propio
	--------------		
	5.388.683		
	========		

Therefore, there is quorum to deliberate and decide on the topics treated in this Extraordinary meeting. The meeting is also attended by Mr. Jesus Dario Lopez, Statutory Auditor substitute, Mrs. Sussy Rueda Garces, Chief of the Issuers Supervision Division of Superintendencia de Valores, as observer.

1. READING OF THE ORDER OF THE DAY

The attendants unanimously approved the following Order of the Day in accordance with the calling made by the President of the Corporation:

1. Reading of the order of the day
2. Quorum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Extraordinary general assembly meeting of common shareholders and non-voting preferred dividend share holders: Attendance and voting right.

3. APPOINTMENT OF A COMMISSION TO READ AND APPROVE THE MINUTE

Continuing with the order of the day, and upon verifying the quorum, the Extraordinary General Assembly of Shareholders of Corporacion Financiera del Valle S.A. with the powers conferred on Article 34 of the By-Laws, unanimously appointed a Commission made up by Mr. YESID QUINTERO CORREA and GILBERTO CASTRO MONJE to write Minute No. 016 of the September 28, 2005 meeting and approve it, on behalf of the Extraordinary General Assembly Meeting of Shareholders.

4. EXTRAORDINARY GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS AND NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS: ATTENDANCE AND VOTING RIGHT

The President of the Assembly Meeting, Mr. Alejandro Zaccour, reminded the shareholders that pursuant to the decision made by the Assembly Meeting of Non-Voting Preferred Dividend Shareholders of 2003, the holders of this type of shares may attend the Extraordinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Shareholders to be held at 3:00 p.m. today, in order to exercise directly their voting right at such meeting.

Finally, upon completing the order of the day and as requested by the Shareholders, the President explained the topics to be treated at the Extraordinary General Assembly

Meeting to be held in the afternoon hours, as well as the development of the integration process.

As there are no other subjects to be treated, the President thanks the Shareholders for their attendance to the Extraordinary General Assembly Meeting, and it is adjourned at 10:55 a.m..

(Fdo.)	(Fdo.)
ALEJANDRO ZACCOUR URDINOLA	**OSCAR CAMPO SAAVEDRA**
President	Secretary

Report of the Commission appointed to approve this Minute.

"Cali, September 28, 2005

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

As delegates for such purpose, we are hereby approving Minute No. 016 of the Extraordinary General Assembly Meeting of Non-Voting Preferred Dividend shareholders of Corporacion Financiera del Valle S.A., held on September 28, 2005, at 10:00 a.m.

Sincerely,

YESID QUINTERO CORREA **GILBERTO CASTRO MONJE**"

CORPORACION FINANCIERA DEL VALLE S.A.

ACTA No. 016

En la Ciudad de Santiago de Cali, a los veintiocho (28) días del mes de Septiembre del año dos mil cinco (2005), siendo las 10:30 de la mañana, se reunió en el Gran Salón del Hotel Intercontinental de Cali, piso 9, los Accionistas Preferenciales y sin Derecho a Voto de la Corporación Financiera del Valle S.A. en Asamblea General Extraordinaria de Accionistas, previa convocatoria realizada en cumplimiento de los ordenamientos del Artículo 31 de los Estatutos Sociales, por medio de aviso publicado en los Diarios El País y La República, ediciones Nos. 19.916 y 17.279 del martes seis (06) de Septiembre de 2005.

El texto del aviso de convocatoria publicado fue el siguiente:

"El Presidente de la
CORPORACION FINANCIERA DEL VALLE S.A.
convoca a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la reunión extraordinaria de la
Asamblea General de Accionistas

Que se realizará el miércoles veintiocho (28) de septiembre de 2.005 a las 10 a.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72 de la ciudad de Cali, Colombia.

El orden del día es el siguiente:

1. Lectura del Orden del Día
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencial y sin Derecho a Voto: Asistencia y derecho a voto.

Los Señores Accionistas con Dividendo Preferencial y sin Derecho a Voto que no concurran personalmente a la Asamblea, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder y el certificado de existencia y representación legal, cuando se trate de personas jurídicas.

Los documentos que ordena la Ley se encontrarán a disposición de los Señores Accionistas en las oficinas de la Secretaría General de la Corporación, ubicadas en la Calle 10 No. 4-47 piso 29, de la ciudad de Cali, Colombia.

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI CERTIFICO QUE LA PRESENTE ... CORRESPONDE AL ORIGINAL DEL DOCUMENTO ... QUE HE TENIDO A LA VISTA ...

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 6 de septiembre de 2005"

Ese mismo día seis (6) de Septiembre de 2005, también fue dirigida la siguiente comunicación a cada uno de los accionistas Con Dividendo Preferencial y sin Derecho a Voto, a la dirección que de ellos aparece registrada en la Corporación:

"Cali, 6 de septiembre de 2005

Señor (a) (es)
«Nombre»
«Dirección»
«Ciudad»

Me permito informar a Usted que la Presidencia de la Corporación ha convocado a Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto para que tenga lugar el 28 de Septiembre próximo a las 10:00 a.m. en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72, piso 9, de la Ciudad de Cali.

El orden del día a tratar en esta reunión será el siguiente:

1. Lectura del Orden del Día
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencia y sin Derecho a Voto: Asistencia y derecho a voto.

Igualmente convoca a la Asamblea General Extraordinaria de Accionistas a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 28 de Septiembre de 2005, a partir de las 3:00 p.m., en el Gran Salón del Hotel Intercontinental de Cali, ubicado en la Avenida Colombia No. 2-72, piso 9, de la Ciudad de Cali.

El orden del día a tratar en esta reunión será el siguiente:

1. Lectura del Orden del Día.
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Consideración y aprobación de los Estados Financieros a 31 de mayo de 2005, junto con sus notas y el Dictamen del Revisor Fiscal.
5. Estudio y aprobación del Compromiso de Fusión de la Corporación Financiera del Valle S.A. con la Corporación Financiera Colombiana S.A. y ejercicio del derecho de retiro en los términos establecidos en la Ley.
6. Reformas estatutarias: Aumento de capital autorizado y otras reformas.
7. Elección de Junta Directiva.
8. Autorización al Representante Legal para efectuar todos los actos y obtener las autorizaciones necesarias para el perfeccionamiento de la fusión y realizar todos los trámites que se requieran, con plenos poderes, para formalizarla, registrarla, emitir las acciones y demás actos, que se requieran.

Mucho agradeceré a Usted en el caso de no serle posible concurrir personalmente a la Asamblea, se haga representar en ella mediante poder conferido en cumplimiento de lo dispuesto en el Artículo 24 de los estatutos, por medio de comunicación dirigida al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste

pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, debidamente actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Atentamente,

OSCAR CAMPO SAAVEDRA
Secretario General"

Durante los 15 días hábiles que antecedieron a la presente reunión Extraordinaria de la Asamblea General de Accionistas, estuvieron a disposición de los accionistas, en las oficinas del Secretario de la Corporación los documentos exigidos por la ley, varios de los cuales ejercieron el derecho de inspección.

Del mismo modo, el aviso de convocatoria fue enviado a la Superintendencia Bancaria, a la Superintendencia de Valores, a la Bolsa de Valores, a Deceval, al Custodio y al Depositario de los ADR's y GDR's, y al mercado público de valores mediante información eventual.

VERIFICACION DEL QUORUM

El Secretario informó que se encontraban presentes o debidamente representadas 5.388.683 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones en que se encuentra dividido el capital social de la Corporación en esta clase de acciones, lo que representa el 57.9491%, así:

<u>Acciones con Dividendo Preferencial y sin Derecho a Voto</u>

Accionista	No. Acciones	Representada	Calidad
Acciones y Proyectos S.A.	100	Manuel José Muñoz	Rep. Legal
Ayerbe Muñoz Felipe	1.409	Rodrigo Ayerbe Muñoz	Apoderado
Ayerbe Muñoz Rodrigo Vicente	1.409	Rodrigo Ayerbe Muñoz	Nombre propio
Colombiana de Licitaciones y Concesiones	3.031.625	Gilberto Castro Monje	Apoderado
Duque Salazar Néstor	14	Néstor Duque Salazar	Nombre propio
Fondo de Cesantías Porvenir	198.395	Gustavo Adolfo Molina	Apoderado

Fondo de Pensiones Obligatorias Porvenir	1.460.516	Gustavo Adolfo Molina	Apoderado
Fondo de Pensiones Voluntarias Porvenir	593.290	Gustavo Adolfo Molina	Apoderado
Londoño Gálvis Alfredo	19.202	Alfredo Londoño Gálvis	Nombre propio
Mejía Alvarez Bernarda	546	Miguel Angel Mejía	Apoderado
Muñoz Ayerbe Laura María	8.459	Rodrigo Ayerbe Muñoz	Apoderado
Pérez Ruiz Lucía	436	Lucía Pérez Ruíz	Nombre propio
Quintero Correa Yesid Antonio	28.072	Yesid Antonio Quintero	Nombre propio
Tafur Zapata Otoniel	22.750	Otoniel Tafur Zapata	Nombre propio
Vallejo Garcés Angela María	22.460	Angela María Vallejo	Nombre propio
Total	**5.388.683**		

Por lo anterior hay quórum para deliberar y decidir los asuntos propios de la presente reunión Extraordinaria. También se encuentran presentes, el Doctor Jesús Darío López, Revisor Fiscal suplente de la Corporación, la Doctora Sussy Rueda Garcés, Jefe de la División de Supervisión a Emisores de la Superintendencia de Valores en calidad de observadora.

1. LECTURA DEL ORDEN DEL DIA

Los asistentes por unanimidad aprobaron el siguiente Orden del Día de conformidad con la citación hecha por el Presidente de la Corporación:

1. Lectura del Orden del Día
2. Verificación del quórum.
3. Designación de la Comisión para redactar y aprobar el Acta.
4. Asamblea General Extraordinaria de Accionistas Ordinarios y Accionistas con Dividendo Preferencia y sin Derecho a Voto: Asistencia y derecho a voto.

3. DESIGNACIÓN DE LA COMISIÓN PARA REDACTAR Y APROBAR EL ACTA

Continuando con el orden del día, y una vez verificado el quórum, la Asamblea General Extraordinaria de Accionistas de la Corporación Financiera del Valle S.A., en uso de las facultades que le confiere el Artículo 34 de los Estatutos Sociales, designó por unanimidad de las acciones presentes una Comisión integrada por los Doctores YESID QUINTERO CORREA y GILBERTO CASTRO MONJE para que a nombre de la Asamblea General Extraordinaria de Accionistas redacte el acta No.

016 correspondiente a la reunión de hoy 28 de septiembre de 2005, y le de su aprobación.

4. ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS ORDINARIOS Y ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO: ASISTENCIA Y DERECHO A VOTO

El Presidente de la Asamblea, Doctor Alejandro Zaccour, recordó a los señores accionistas que de acuerdo con la decisión tomada en la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto del año 2003, los titulares de esta clase de acciones pueden asistir a la Asamblea General Extraordinaria de Accionistas Ordinarios y de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se llevará a cabo a las 3:00 de la tarde del día de hoy, para ejercer directamente los derechos de voto que les corresponde en la mencionada reunión.

Finalmente, agotado el orden del día y por solicitud de los Accionistas, el Presidente explicó los temas que se tratarán en la Asamblea General Extraordinaria a llevarse a cabo en las horas de la tarde, así como el desarrollo que ha tenido hasta la fecha el proceso de integración.

No habiendo más asuntos que tratar, agradece a los Accionistas su presencia en la Asamblea Extraordinaria y la declara concluida, siendo las 10:55 a.m..

ALEJANDRO ZACCOUR URDINOLA
Presidente

OSCAR CAMPO SAAVEDRA
Secretario

Informe de la Comisión nombrada para la aprobación de la presente Acta.

"Cali, 28 de Septiembre de 2005

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados Señores:

En nuestra condición de delegados para tal fin, por la presente nos permitimos dar aprobación al Acta No. 016 correspondiente a la reunión de la Asamblea General Extraordinaria de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., realizada el 28 de Septiembre de 2005, a las 10:00 a.m.

Atentamente,

(Fdo.)	(Fdo.)
YESID QUINTERO CORREA	**GILBERTO CASTRO MONJE"**

RIDER 9

Spanish and English version of the communication dated October 11, 2005 addressed to **Superintendencia de Valores**, information about utilities generated by the sale of Prodesal.

Información eventual

Su trámite ha sido radicado con el número: **I2005100112**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
11/10/2005	10:58:30	I2005100112	InformacióneventualventaProdesal.doc

Ingresar otro | Imprimir | Salir

superval@supervalores.gov.co
Última actualización : 14 de febrero de 2005

Information about the profits resulting from all the relevant operations performed by the entity in the third quarter of the year.

Información eventual

Nombre de entidad	**CORPORACION FINANCIERA DEL VALLE S.A.**
Tema	**Adquisición y/o enajenación de valores**
Fecha de recepción :	11/10/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

Información acerca de utilidades generadas por el conjunto de operaciones relevantes sobre acciones realizadas por la entidad durante el tercer trimestre del año.

Anexo : Examinar...

* Campos Obligatorios

Aceptar Borrar Volver Salir

superval@supervalores.gov.co
Última actualización : 15 de febrero de 2005

Eventual Information

Corporación Financiera del Valle S.A., under the terms of article 1.1.3.4. of Resolution 400, 1995, issued by the Board of Superintendencia de Valores, is hereby notifying the following:

That pursuant to the respective accounting closing performed by the entity on the third quarter of this year, the relevant stock operation volume carried out by the Corporation during this period resulted in profits that amounted to Col.Ps 30,014,461,528. This includes, among others, the operation that was subject to the eventual information dated July 26, 2005, related to the disposal of the share in Productos Derivados de la Sal S.A. – PRODESAL in favor of Quimpac de Colombia S.A.

Información eventual

La Corporación Financiera del Valle S.A. se permite informar, en los términos del artículo 1.1.3.4 de la Resolución 400 de 1995, expedida por la Sala General de la Superintendencia de Valores, lo siguiente:

Que de acuerdo con el respectivo cierre contable realizado por la entidad para el tercer trimestre del año, el conjunto de operaciones relevantes sobre acciones que realizó la Corporación durante este período implicó utilidades equivalentes a $30.014.461.528. Esto incluye, entre otras, la operación que fue objeto de información eventual el 26 de julio de 2005, relacionada con la enajenación de la participación accionaria en Productos Derivados de la Sal S.A. – PRODESAL a favor de Quimpac de Colombia S.A.